As filed with the Securities and Exchange Commission on January 4, 2010
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Registration Statement
on
FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF UNIT INVESTMENT TRUSTS
REGISTERED ON FORM N-8B-2

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A
(Exact Name of Registrant)

Nationwide Life and Annuity Insurance Company
(Formerly Issued by Nationwide Life and Annuity Company of America)
 (Name of Depositor)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code:
(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate date of proposed public offering:
As soon as practicable after effectiveness of this registration statement.
______________

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
______________

Title of securities being registered:
Units of Interest in Flexible Premium Adjustable Variable Life Insurance Policies.

OPTIONS VL
Flexible Premium Adjustable Variable Life

Issued by
Nationwide Provident VLI Separate Account A

and

Nationwide Life and Annuity Insurance Company
(Formerly Issued by Nationwide Life and Annuity Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated May 1, 2002,
as supplemented June 9, 2009, May 1, 2004,
December 23, 2003, May 1, 2003, and October 1, 2002.

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Policy by calling (800) 848-6331 (TDD 1-800-238-3035) or write:

Nationwide Life and Annuity Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522

Effective following the close of business on December 31, 2009, Nationwide Life and Annuity Company of America (“NLACA”) merged with and into Nationwide Life and Annuity Insurance Company (“NLAIC”).  Upon consummation of the merger, NLACA’s separate corporate existence ceased by operation of law, and NLAIC assumed legal ownership of all of the assets of NLACA, including the separate accounts funding the flexible premium adjustable variable life policies (each a “Policy”) formerly issued by NLACA, and the assets of those separate accounts.  As a result of the merger, NLAIC became responsible for all liabilities and obligations of NLACA, including those created under the Policies; and the separate account that funds the benefits for your Policy became a separate account of NLAIC.  The Policies  have thereby become variable life policies funded by a separate account of NLAIC, and each Policy Owner has become a Policy Owner of NLAIC.  Thus, references to Nationwide Life and Annuity Company of America or NLACA in the May 1, 2002 prospectus should generally be replaced by references to Nationwide Life and Annuity Insurance Company or NLAIC.

Please note:  The merger will not affect your rights under the Policy; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Policies were issued by NLACA, at that time a wholly owned subsidiary of Nationwide Life Insurance Company of America (“NLICA”), which was chartered by the Commonwealth of Pennsylvania in 1865.  NLACA was originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company (“WSLIC”).  WSLIC’s name was changed to Providentmutual Life and Annuity Company of America (“PLACA”) in 1991, and the company was redomiciled as a Delaware insurance company on October 28, 1992.  On October 1, 2002, as a result of a related entity sponsored demutualization, PLACA changed its name to Nationwide Life and Annuity Company of America— or NLACA.  Effective following the close of business on December 31, 2009, NLACA merged with and into NLAIC, and NLAIC was the surviving company.  Also as a part of the sponsored demutualization, the Providentmutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account A.

NLAIC is a stock life insurance company organized under Ohio law.  NLAIC was founded in March 1981 and its  Main Administrative Office is One Nationwide Plaza, Columbus, Ohio 43215.  NLAIC provides long-term savings products by issuing life insurance, annuities and other retirement products.  NLAIC is a wholly owned subsidiary of

Nationwide Life Insurance Company (“NLIC”), a stock life insurance company organized under Ohio law in March 1929, and NLAIC and NLIC are both indirect wholly owned subsidiaries of Nationwide Mutual Insurance Company.

The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life and Annuity Company of America (“NLACA”) (formerly Providentmutual Life and Annuity Company of America or PLACA) to Nationwide Life and Annuity Insurance Company (“NLAIC”).  Any and all references to Nationwide Life and Annuity Company of America or NLACA, and Providentmutual Life and Annuity Company of America or PLACA are replaced with Nationwide Life and Annuity Insurance Company or NLAIC.  The new contact information for the issuer is as follows:

Service Center: 5100 Rings Road, RR1-04-F4 Dublin, Ohio 43017-1522 (800) 848-6331 (TDD 1-800-238-3035)	Main Administrative Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the second paragraph and the list of Portfolios available under the Policy, as shown on the first page of the Prospectus:

After certain deductions are made, Net Premiums are allocated to one or more Subaccounts of the Nationwide Provident VLI Separate Account A, or the Guaranteed Account, or both.  The Nationwide Provident VLI Separate Account A is divided into Subaccounts, the assets of which are each invested in shares of a corresponding investment Portfolio that is part of one of the following mutual fund companies:

AIM Variable Insurance Funds
AllianceBernstein Variable Products Series Fund, Inc.
American Century Variable Portfolios, Inc.
Dreyfus Investment Portfolios
Dreyfus Stock Index Fund, Inc.
Dreyfus Variable Investment Fund
Federated Insurance Series
Fidelity Variable Insurance Products Fund
Franklin Templeton Variable Insurance Products Trust
Janus Aspen Series
MFS Variable Insurance Trust
Nationwide Variable Insurance Trust
Neuberger Berman Advisers Management Trust
Oppenheimer Variable Account Funds
Putnam Variable Trust
The Universal Institutional Funds, Inc.
Van Eck Worldwide Insurance Trust
Wells Fargo Advantage Variable Trust

The following replaces the disclosure in the second paragraph under the “Allocation of Net Premiums” section in the Prospectus:

Nationwide Provident VLI Separate Account A is divided into Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a “Portfolio”) that is part of one of the funds shown on the first page of this Prospectus (the “Funds”, each, a “Fund”).  There is no assurance that the investment objectives of a particular Portfolio will be met.

The following replaces the disclosure under the “TABLE OF FUND FEES AND EXPENSES” section in the  Prospectus:

The next table shows the minimum and maximum total operating expenses, as of December 31, 2008, charged by the Portfolios periodically during the life of the Policies.  The table does not reflect short-term trading fees.  More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses1	Minimum	Maximum
(expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of Portfolio assets)	0.28%	1.98%

1  The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the individual Portfolio prospectuses for specific expense information.

The following replaces the disclosure under the “THE COMPANY, SEPARATE ACCOUNT AND FUNDS” section in the Prospectus:

Nationwide Life and Annuity Insurance Company

Nationwide Life and Annuity Insurance Company (“NLAIC”) is a stock life insurance company organized under the laws of the State of Ohio in March 1981 with our Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  NLAIC is a member of the Nationwide group of companies.  All of NLAIC's common stock is owned by Nationwide Life Insurance Company (“NLIC”), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Before January 1, 2010, the Policies were issued by NLACA, at that time a wholly owned subsidiary of Nationwide Life Insurance Company of America (“NLICA”), which was chartered by the Commonwealth of Pennsylvania in 1865.  NLACA was originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company (“WSLIC”).  WSLIC’s name was changed to Providentmutual Life and Annuity Company of America (“PLACA”) in 1991, and the company was redomiciled as a Delaware insurance company on October 28, 1992.  On October 1, 2002, as a result of a related entity sponsored demutualization (Provident Mutual Life Insurance Company converting from a mutual insurance company to a stock insurance company, and changing its name to Nationwide Life Insurance Company of America), PLACA changed its name to Nationwide Life and Annuity Company of America— or NLACA.  Effective following the close of business on December 31, 2009, NLACA merged with and into NLAIC, and NLAIC was the surviving company.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business.  We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

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Nationwide Provident VLI Separate Account A

The Nationwide Provident VLI Separate Account A (the “Separate Account”) was established by Providentmutual Life and Annuity Company of America or PLACA (now known as Nationwide Life and Annuity Insurance Company or NLAIC) under the provisions of Delaware law and commenced operations on February 1, 1995.  The Separate Account is a separate investment account of NLAIC established by the Board of Directors of PLACA (now known as NLAIC) under Delaware law to support the Policies and other variable life insurance policies.  NLAIC has registered the Separate Account with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”).  Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account.

On October 1, 2002, in connection with the sponsored demutualization, the Providentmutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account A.

The assets of the Separate Account are owned by NLAIC.  However, these assets are held separate from other assets and are not part of NLAIC’s General Account.  The portion of the assets of the Separate Account equal to the reserves or other policy liabilities of the Separate Account are not chargeable with liabilities that arise from any other business NLAIC conducts.  NLAIC may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy Account value allocated to the Separate Account under the Policies).  The income, gains and losses, realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of NLAIC.  NLAIC may accumulate in the Separate Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges.

The Funds

The Portfolios are each part of one of eighteen (18) Funds.  Each of the Funds is registered with the SEC under the 1940 Act as an open-end management investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Funds or their Portfolios.  The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies.  Some of the Funds may, in the future, create additional Portfolios.  The investment experience of each Subaccount depends on the investment performance of its corresponding Portfolio.

These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.  However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and NLAIC makes no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

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The following table summarizes each Portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable).

AIM Variable Insurance Funds- AIM V.I. Basic Value Fund: Series I Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long term growth of capital and current income.

AIM Variable Insurance Funds- AIM V.I. Capital Appreciation Fund: Series I Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Growth of capital.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

AIM Variable Insurance Funds- AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long-term capital growth.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Growth and Income Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term capital growth of capital.

American Century Variable Portfolios II, Inc. – American Century VP Inflation Protection Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term total return using a strategy that seeks to protect against U.S. inflation.

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American Century Variable Portfolios, Inc. - American Century VP Income & Growth Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Capital growth by investing in common stocks. Income is a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP International Fund: Class I
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	American Century Global Investment Management, Inc.
Investment Objective:	Capital growth.

American Century Variable Portfolios, Inc. - American Century VP Ultra Fund: Class I
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.*

Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P 500(R).*

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Fayez Sarofim
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Dreyfus Variable Investment Fund - Developing Leaders Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Franklin Portfolio Associates
Investment Objective:	Capital growth.

Federated Insurance Series - Federated Capital Appreciation Fund II: Primary Shares
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Investment Objective:	Capital appreciation.

Federated Insurance Series – Federated Clover Value Fund II: Primary Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Federated Global Investment Management Corp.
Investment Objective:	To seek long-term growth of capital.

Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

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Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return.

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term growth of capital.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital growth.

Fidelity Variable Insurance Products Fund - VIP Value Strategies Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

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Franklin Templeton Variable Insurance Products Trust - Franklin Rising Dividends Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class 1
Investment Adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

Janus Aspen Series - Balanced Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital, consistent with preservation of capital and balanced by current income.

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

Janus Aspen Series - Global Technology Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - INTECH Risk-Managed Core Portfolio: Service Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Janus Capital Management LLC
Sub-adviser:	INTECH Investment Management LLC ("INTECH")
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Overseas Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

MFS® Variable Insurance Trust - MFS Investors Growth Stock Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust - MFS VIT Value Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

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Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.
Investment Objective:	Seeks a high level of current income consistent with preserving capital.

This underlying mutual fund or subaccount assesses a short-term trading fee (please see the “Short-Term Trading Fees” section in this prospectus).

Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management, Inc.
Investment Objective:	Seeks capital appreciation.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

Nationwide Variable Insurance Trust - Gartmore NVIT Global Utilities Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Global Financial Services Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Health Sciences Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

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Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of return consistent with a conservative level of risk compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Capital appreciation.

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Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Logan Circle Partners, L.P.
Investment Objective:	Above average total return over a market cycle of three to five years.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Waddell & Reed Investment Management Company; OppenheimerFunds, Inc.
Investment Objective:	Capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
Aberdeen Asset Management, Inc.: American Century Investment Management Inc.; Gartmore Global Partners; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class IV*
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

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Nationwide Variable Insurance Trust - NVIT Technology and Communications Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT U.S. Growth Leaders Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	OppenheimerFunds, Inc.
Investment Objective:	Seeks long-term capital growth.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and convertible securities.

Neuberger Berman Advisers Management Trust - AMT Mid-Cap Growth Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

Neuberger Berman Advisers Management Trust - AMT Partners Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

Neuberger Berman Advisers Management Trust - AMT Short Duration Bond Portfolio: I Class
Investment Adviser:	Neuberger Berman Management LLC.
Sub-adviser:	Lehman Brothers Asset Management LLC
Investment Objective:	Highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.

Neuberger Berman Advisers Management Trust - AMT Small Cap Growth Portfolio: S Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term capital growth.

Neuberger Berman Advisers Management Trust - AMT Socially Responsive Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth by investing primarily in securities of companies that meet financial criteria and social policy.

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Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations that are considered to have appreciation possibilities.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Class 3
Investment Adviser:	OppenheimerFunds, Inc
Investment Objective:	High level of current income.

This underlying mutual fund or subaccount assesses a short-term trading fee (please see the “Short-Term Trading Fees” section in this prospectus).

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Non-Service Shares

This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2007
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High total return which includes growth in the value of its shares as well as current income from equity and debt securities.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation.

Putnam Variable Trust - Putnam VT Growth and Income Fund: Class IB
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital growth and current income.

Putnam Variable Trust - Putnam VT International Equity Fund: Class IB
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Putnam Investment Management, LLC
Sub-adviser:	Putnam Investments Limited and Putnam Advisory Company, LLC.
Investment Objective:	Capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

Putnam Variable Trust - Putnam VT Voyager Fund: Class IB
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

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The Universal Institutional Funds, Inc. –  Core Plus Fixed Income Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

The Universal Institutional Funds, Inc. – Emerging Markets Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I

This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class

This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Wells Fargo Advantage Funds® Variable Trust – Wells Fargo Advantage VT Discovery Fund

This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

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Wells Fargo Advantage Funds® Variable Trust – Wells Fargo Advantage VT Opportunity Fund

This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a Portfolio that does not invest in other funds.

______________________________

*  "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are   trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLAIC and its affiliates and subsidiaries.  The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Policy.  See "Additional Information -- Standard & Poor's" below which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

Additional Information About the Funds and Portfolios

NO ONE CAN ASSURE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES.

More detailed information concerning the investment objectives, policies and restrictions of the Portfolios, the expenses of the Portfolios, the risks attendant to investing in the Portfolios and other aspects of the Funds’ operations can be found in the current prospectus for each Portfolio that accompanies this Prospectus and the current statement of additional information for each Portfolio.  The Funds’ prospectuses should be read carefully before any decision is made concerning the allocation of Net Premium Payments or transfers of Policy Account Value among the Subaccounts.

NLAIC may receive compensation from the investment adviser of a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Policies.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies issued by NLAIC.  These percentages differ, and some advisers (or affiliates) may pay NLAIC more than others.

 For the year ended December 31, 2008, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.55% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been reflected in this percentage and could have increased the percentage shown if taken into account.

Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with NLAIC or each other, a practice known as “shared funding.”  They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as “mixed funding.”  As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Policy Account Values are allocated to the Separate Account, and of owners of other contracts or policies whose values are allocated to one or more other separate accounts investing in any one of the Portfolios.  Shares of some of the Funds may also be sold directly to certain pension and retirement plans qualifying under Section 401 of the Code.  As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of any such material conflicts, NLAIC will consider what action may be appropriate, including removing the Portfolio as an investment option under the Policies or replacing

15

the Portfolio with another Portfolio.  There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund’s prospectus.

Addition, Deletion, or Substitution of Investments

Where permitted by applicable law, NLAIC reserves the right to make certain changes to the structure and operation of the Separate Account, including, among others, the right to:

1.	Remove, combine, or add Subaccounts and make the new Subaccounts available to the Owner at NLAIC’s discretion;

2.	Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at NLAIC’s discretion;

3.
Substitute or close Subaccounts to allocations of premiums or Policy Account Value, or both, and to existing investments or the investment of future premiums, or both, at any time in NLAIC’s discretion;

4.	Transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account;

5.	Combine the Separate Account with other separate accounts, and/or create new separate accounts;

6.	Deregister the Separate Account under the 1940 Act, or operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

7.	Modify the provisions of the Policy to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law.

The Funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.  NLAIC will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments.  NLAIC will notify the Owner of any changes.

Add the following disclosure at the end of the “Payment and Allocation of Premiums” section in the  Prospectus:

Anti-Money Laundering.  In order to comply with the USA Patriot Act and rules promulgated thereunder, NLAIC has implemented procedures designed to prevent Policies described in this Prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Add the following disclosure after the “Transfers” section within the “Transfers of Policy Account Value”  section in the Prospectus:

Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the Funds which allow the Funds to:

1.	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any NLAIC Policy Owner;

2.	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

3.	instruct NLAIC to restrict or prohibit further purchases or exchanges by Policy Owners that violate policies established by the Fund (whose policies may be more restrictive than our policies).

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We are required to provide such transaction information to the Funds upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the Fund.  NLAIC and any affected Policy Owner may not have advance notice of such instructions from a Fund to restrict or prohibit further purchases or exchange requests.  If a Fund refuses to accept a purchase or exchange request submitted by us, we will keep any affected Policy Owner in their current Fund allocation.

Short-Term Trading Fees (i.e. Redemption Fees).  Some underlying Portfolios assess a short-term trading fee in connection with transfers from a Portfolio that occur within a specified number of days after the date of the allocation to the Portfolio.  Such fees are intended to compensate the underlying Portfolio (and Policy Owners with interests allocated in the underlying Portfolio) for negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-term trading fees are not intended to affect the large majority of Policy Owners not engaged in such strategies.  Any short-term trading fees paid are retained by the underlying Portfolio, not by NLAIC, and are a part of the underlying Portfolio’s assets.

The following replaces the disclosure in “Premium Tax Charge” section under the “CHARGES AND DEDUCTIONS” section in the Prospectus:

NLAIC will charge against the Policy value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  NLAIC will assess premium taxes to the Policy at the time NLAIC is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.

Premium taxes may be deducted from Death Benefit proceeds.

Under the “STANDARDS & POOR’S” section in the Prospectus, update with the following:

Delete “Market Street Fund, Inc. (“Market Street”)” and replace with “Nationwide Variable Insurance Trust (“NVIT”).”

Delete “Market Street” and replace with “NVIT.”

Delete “Equity 500 Index Portfolio” and replace with “S&P 500 Index Fund.”

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Delete the current “PLACA’S EXECUTIVE OFFICERS AND DIRECTORS” section in the Prospectus and replace with the following:

NLAIC’S EXECUTIVE OFFICERS AND DIRECTORS

NLAIC is governed by a board of directors.  The following table sets forth the name, address and principal occupation during the past 5 years of each of NLAIC’S executive officers and directors.  Unless otherwise noted, each person’s principal business address is c/o Nationwide Life and Annuity Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215.

Board of Directors and Executive Officers
Names	Position	Principal Occupation During Past 5 Years
Kirt A. Walker	President and Chief Operating Officer and Director
Kirt A. Walker was elected President of Nationwide Insurance, Exclusive Operations in November 2008.  Previously, he was Regional Vice President of the Rocky Mountain Region in 1997, Regional Vice President of the Pacific Coast Region in 1998, and President of Allied beginning in September 2003.

Mark R. Thresher	Executive Vice President and Director	Mark R. Thresher has been President and Chief Operating Officer of NFS since May 2004. Previously, he was President and Chief Operating Officer – Elect from April 2004 to May 2004.
Patricia R. Hatler	Executive Vice President and Chief Legal and Governance Officer
Patricia R. Hatler has been Executive Vice President – Chief Legal and Governance Officer of Nationwide Mutual and NFS since December 2004.  Prior to that time, Ms. Hatler served as the Senior Vice President, General Counsel and Secretary of Nationwide Mutual and NFS from April 2000 to December 2004.

Terri L. Hill	Executive Vice President-Chief Administrative Officer
Terri L. Hill has been Executive Vice President – Chief Administrative Officer of Nationwide Mutual, NFS and several other Nationwide companies since September 2003.  Prior to that time, she was Senior Vice President – Human Resources/Operations from December 2000 to September 2003 of Scottsdale and its affiliates.

Michael C. Keller	Executive Vice President-Chief Information Officer
Michael C. Keller has been Executive Vice President – Chief Information Officer of Nationwide Mutual since May 2001 and of NFS since August 2001.  He is also a director/officer of several Nationwide affiliates and subsidiaries.

James R. Lyski	Executive Vice President-Chief Marketing Officer
James R. Lyski has been Executive Vice President – Chief Marketing Officer of Nationwide Mutual and NFS since October 2006.  Mr. Lyski previously served as Senior Vice President for Strategy, Product and Marketing at CIGNA HealthCare, Inc., an employee benefits company, from October 2002 to October 2006.

Lawrence A. Hilsheimer	Executive Vice President-Finance
Larry A. Hilsheimer has been Executive Vice President – Chief Financial Officer of Nationwide Mutual and Executive Vice President – Finance of NFS and several other companies within Nationwide since October 2007.  Prior to joining Nationwide, Mr. Hilsheimer served as a partner of Deloitte and Touche USA LLP from June 1988 to October 2007.

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Mark A. Pizzi	Executive Vice President
Mark A. Pizzi has been President – Chief Operating Officer, Customer Choice Distribution of Nationwide Mutual since March 2009 and Executive Vice President of NFS since June 2009.  Prior to that time, Mr. Pizzi was Senior Vice President – Customer Choice Distribution from 2006 to June 2009 and Vice President – Regional Operations from 2003 to 2006.  Mr. Pizzi joined Nationwide in 1978.

Harry H. Hallowell	Senior Vice President and Treasurer
Harry H. Hallowell has been Senior Vice President and Treasurer of Nationwide Mutual and NFS since January 2006.  Previously, Mr. Hallowell served as Vice President and Head of Portfolio Risk Management for Nationwide’s Office of Investments from May 2003 to December 2005.

Robert J. Puccio	Senior Vice President-Associate Services
Robert J. Puccio has been Senior Vice President – Associate Services of Nationwide Mutual since February 2007.  Prior to that time, Mr. Puccio was Vice President – Associate Services of Nationwide Mutual.

Gregory S. Moran	Senior Vice President-Business Transformation Office
Gregory S. Moran has been Senior Vice President – Project Management Office for Nationwide Mutual since November 2007.  Prior to joining Nationwide, Mr. Moran worked for Ford Motor Company from 2001 to 2007.

Carol Baldwin Moody	Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody has been Senior Vice President, Chief Compliance Officer of Nationwide Mutual since November 2005. Previously, she was the chief compliance officer for TIAA-CREF from 2004 to 2005.
Timothy G. Frommeyer	Senior Vice President-Chief Financial Officer and Director
Timothy G. Frommeyer has been Senior Vice President – Chief Financial Officer of NFS since November 2005 and Vice President and Chief Actuary of Nationwide Mutual since May 2004.  He served as Vice President and Chief Actuary of NFS from May 2004 to November 2005.  He has served as a director of NFS since January 2009.

Gail G. Snyder	Senior Vice President-Chief Investment Officer
Gail G. Snyder has been Executive Vice President – Chief Investment Officer of Nationwide Mutual since February 2009 and of NFS since May 2009.  Previously, she was Senior Vice President – Chief Investment Officer of Nationwide Mutual from January 2006 to February 2009 and of NFS from January 2006 to May 2009 and Senior Vice President – Enterprise Portfolio and Strategy Management of Nationwide Mutual from January 2005 to January 2006.  Prior to that time, Ms. Snyder served as Senior Vice President – Portfolio Management of Genworth Financial, Inc., an insurance and financial services company, from May 2004 to December 2004.

Randolph C. Wiseman	Senior Vice President-Chief Litigation Counsel
Randolph C. Wiseman has been Senior Vice President – Chief Litigation Counsel for Nationwide Mutual since July 2007.  Prior to that time, he was Vice President – Associate General Counsel from September 2005 to July 2007.  Prior to joining Nationwide in September 2005, Mr. Wiseman was a partner at the law firm Bricker & Eckler LLP.

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Michael W. Mahaffey	Senior Vice President-Chief Risk Officer
Michael W. Mahaffey has been Senior Vice President – Chief Risk Officer of Nationwide Mutual since October 2008.   Prior to that time, he was Vice President – Enterprise Risk Management from 2007 to 2008, and Associate Vice President – Enterprise Risk Management from 2005 to 2007.  Prior to joining Nationwide, Mr. Mahaffey was a consultant with Deloitte and Touche.

Robert J. Dickson	Senior Vice President-CIO NSC
Robert J. Dickson has been Senior Vice President – Chief Information Officer NSC of Nationwide Mutual since January 2007.  Prior to joining Nationwide, Mr. Dickson held a variety of positions for Ford Motor Company from 1976 to January 2007.

Paul D. Ballew	Senior Vice President-Customer Insight/Analytic
Paul D. Ballew has been Senior Vice President, Customer Insights and Analytics for Nationwide Mutual since November 2007.  Prior to joining Nationwide, Paul served as Executive Director for Global Market and Industry Analysis for General Motors Corporation.

David R. Jahn	Senior Vice President-Customer Relationships
David R. Jahn has been Senior Vice President – Customer Relationships since February 2007.  Prior to that time, he was Senior Vice President – Property and Casualty Claims of Nationwide Mutual from October 2003 to February 2007.  Mr. Jahn has been with Nationwide since 1972.

Roger A. Craig	Senior Vice President-Division General Counsel
Roger A. Craig has been Senior Vice President – Division General Counsel of Nationwide Mutual since July 2007 and Senior Vice President – Division General Counsel and Assistant Secretary of NFS since August 2007.  Previously, Mr. Craig served several Nationwide companies as Vice President – Division General Counsel from October 2004 to July 2007.

Thomas W. Dietrich	Senior Vice President-Division General Counsel
Thomas W. Dietrich has been Senior Vice President – Division General Counsel of Nationwide Mutual since October 2004.   He served as Vice President, Associate General Counsel of Nationwide Mutual from 1988 to 2004.   Mr. Dietrich has been with Nationwide since 1977.

Sandra L. Neely	Senior Vice President-Division General Counsel
Sandra L. Neely has been Senior Vice President – Division General Counsel of Nationwide Mutual since July 2007.  Prior to that time, Ms. Neely was Vice President – Division General Counsel of Nationwide Mutual from October 2004 to July 2007.

Jeffrey D. Rouch	Senior Vice President-Government Relations
Jeffrey D. Rouch has been Senior Vice President – Government Relations of Nationwide Mutual since January 2008.  Prior to that time, Mr. Rouch oversaw Nationwide’s federal affairs office from 1997 to January 2008.

Pamela A. Biesecker	Senior Vice President-Head of Taxation	Pamela A. Biesecker has been Senior Vice President – Head of Taxation since November 2006. Prior to joining Nationwide, Ms. Biesecker was vice president of tax for DTE Energy Co. in Detroit, Michigan.

20

Kim R. Geyer	Senior Vice President-Human Resources
Kim R. Geyer has been Senior Vice President – Human Resources of Nationwide Mutual since April 2007.  Previously, she was Vice President – NF Human Resources from August 2004 to April 2007.   Ms. Geyer has been with Nationwide since 1987.

Eric S. Henderson	Senior Vice President-Individual Investments Business Head
Eric S. Henderson has been Senior Vice President – Individual Investments Business Head of NFS since August 2007.  Previously, Mr. Henderson served as Vice President and Chief Financial Officer – Individual Investments from August 2004 to August 2007.

Peter A. Golato	Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato has been Senior Vice President – Individual Protection Business Head of Nationwide Mutual and NFS since May 2004.
Srinivas Koushik	Senior Vice President-PCIO Information Technology
Srinivas Koushik has been Senior Vice President – PCIO IT of Nationwide Mutual since 2006.  Previously, he was Senior Vice President – Chief Technology Officer of Nationwide Services from December 2003 to March 2006.

Gordon E. Hecker	Senior Vice President-NF Marketing
Gordon E. Hecker has been Senior Vice President – NF Marketing for Nationwide Mutual since August 2004.  Prior to joining Nationwide, Mr. Hecker was the Senior Vice President of Marketing for the Scotts Miracle-Gro Company in Marysville, Ohio from 1999 to 2004.

Susan Gueli	Senior Vice President-NF Systems
Susan J. Gueli has been Senior Vice President, NF Systems for Nationwide Mutual since January 2008.  Previously, she was Vice President, NF Systems from October 2006 to January 2008 and Vice President, Information Risk Management from April 2002 to October 2006.

Michael A. Hamilton	Senior Vice President-NFN Retail Distribution
Michael A. Hamilton has been Senior Vice President – NFN Retail Distribution of NFS since October 2007.  Previously, he served as Vice President – NFN Retail Distribution of NLIC and Nationwide Life and Annuity Insurance Company, affiliates of Nationwide Mutual and NFS, from April 2007 to October 2007.  Prior to joining Nationwide, Mr. Hamilton served as the President of Pennsylvania Life Insurance Company from April 2004 to January 2007.

John L. Carter	Senior Vice President-Non-Affiliated Sales
John L. Carter has been Senior Vice President – Non-Affiliated Sales of NFS since November 2005. Previously, he served as corporate vice president of Platform Distribution at Prudential Financial, a financial services company in Newark, New Jersey, from August 1999 to November 2005.

William S. Jackson	Senior Vice President-NW Retirement Plans
William S. Jackson has been Senior Vice President – Nationwide Retirement Plans of NFS since October 2006.  Previously, Mr. Jackson served as Sales Center Vice President from August 2001 to September 2006.

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Anne L. Arvia	Senior Vice President-President – NW Retirement Plans
Anne L. Arvia has been Senior Vice President – Nationwide Retirement Plans since November 2009.  Previously, Ms. Arvia served as Senior Vice President - President Nationwide Bank beginning in September 2006.  Prior to joining Nationwide Bank, Ms. Arvia served as the chief executive officer of ShoreBank, a community and environmental bank, from May 2002 to August 2006 and served as the president of ShoreBank from May 2001 to August 2006.

Michael S. Spangler	Senior Vice President-President-Nationwide Funds Group
Michael S. Spangler has been Senior Vice President – President, Nationwide Funds Group since June 2008.  Prior to joining Nationwide, Mr. Spangler was Managing Director at Morgan Stanley, heading Americas Retail and Intermediary Product Management from May 2004 to June 2008.

W. Kim Austen	Senior Vice President-Property and Casualty Commercial/Farm Product Pricing
W. Kim Austen has been President and Chief Operating Officer – Allied since February 2009.  Prior to that time, he was Senior Vice President – Property and Casualty Commercial/Farm Product Pricing of Nationwide Mutual from September 2003 to February 2009.

Gale V. King	Senior Vice President-PCIO Human Resources
Gale V. King has been Executive Vice President and Chief Human Resources Officer of Nationwide Mutual and NFS since February 2009.  Previously, she was Senior Vice President – Property and Casualty Human Resources of Nationwide Mutual from October 2003 to February 2009.  Ms. King has been with Nationwide since 1983.

J. Lynn Greenstein	Senior Vice President-Property and Casualty Personal Lines Product Pricing
J. Lynn Greenstein has been Senior Vice President – Property and Casualty Product and Pricing Management of Nationwide Mutual since March 2003.  She is also a director/officer of other Nationwide affiliates and subsidiaries.  Ms. Greenstein has been with Nationwide since 1985.

Jennifer M. Hanley	Senior Vice President – Marketing Services
Jennifer M. Hanley has been Senior Vice President Marketing Services, Office of Marketing and Communications at Nationwide since March 2009. Ms. Hanley joined Nationwide in November 2007 as the Vice President Marketing Programs. Prior to joining Nationwide she was the Vice President, Marketing Services from August 2006 to October 2007 and Senior Director, Creative Services, Media Promotions at The Scotts Miracle-Gro Company from January 2004 - July 2006.

James R. Burke	Senior Vice President – Property and Casualty/Farm Product Pricing
 Jim has been involved with P&C Commercial / Agribusiness since 2006 and in April 2009 was named the VP of Commercial/Agribusiness Underwriting, Audit, Loss Control and Training.  In 2004/2005, Jim led operational and strategic planning for Nationwide’s property casualty operations.

Kai V. Monahan	Senior Vice President
Kai V. Monahan has been Senior Vice President – Internal Audit of Nationwide Mutual and since November 2008.  Previously, Mr. Monahan was a Partner in Ernst & Young’s Business Risk Services practice from 2004 to 2008.

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Matthew Jauchius	Senior Vice President
Matthew Jauchius has been Senior Vice President – Chief Strategy Officer, OCEO Administration of Nationwide Mutual since April 2009.  Previously, he served as Vice President – PCIO Strategy for Nationwide Mutual from April 2007 to April 2009, and Vice President – Strategic Planning Nationwide Mutual from June 2006 to April 2007.  Previously, Mr. Jauchius was Associate Principal with McKinsey & Company from September 1998 to June 2006.

Stephen S. Rasmussen	Director
Stephen S. Rasmussen has been a director and the Chief Executive Officer of Nationwide Mutual since February 2009.  He previously served as the President and Chief Operating Officer of Nationwide Mutual and Executive Vice President of NFS from September 2003 to February 2009.

NLAIC holds the Separate Account’s assets physically segregated and apart from the general account.  NLAIC maintains records of all purchases and sales of Portfolio shares by each of the Subaccounts.  A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering NLAIC’s officers and employees has been issued by Continental Casualty Company (a subsidiary of CNA).

Delete the word “Delaware” in the “State Regulation” section in the Prospectus and replace with the word “Ohio.”

Delete the current “LEGAL PROCEEDINGS,” “EXPERTS,” and “LEGAL MATTERS” sections in the Prospectus and replace with the following:

LEGAL PROCEEDINGS

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

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In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty. Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the

24

fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan

25

assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue

26

statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.

EXPERTS

The financial statements of Nationwide Life and Annuity Insurance Company as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of Nationwide Provident VLI Separate Account A as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

The following replaces the “FINANCIAL STATEMENTS” section on page F-1 of the Prospectus:

FINANCIAL STATEMENTS

The financial statements of NLAIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Nationwide Provident VLI Separate Account A as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policies.  They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life and Annuity Company of America and Policyholders of Nationwide Provident VLI Separate Account A:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VLI Separate Account A (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/
KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Statement of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	263,237	$2,947,578	$1,716,307
NVIT Money Market Fund Class IV	6,294,718	$6,294,718	$6,294,718
NVIT Government Bond Fund Class IV	161,574	$1,874,386	$1,938,893
JP Morgan NVIT Balanced Fund Class IV	124,570	$1,211,452	$871,993
NVIT Mid Cap Growth Fund Class IV	184,107	$4,279,337	$3,232,927
NVIT Multi-Manager International Value Fund Class IV	217,656	$3,201,490	$1,680,306
NVIT Growth Fund Class IV	188,308	$2,022,363	$1,666,526
Van Kampen NVIT Comstock Value Fund Class IV	258,210	$2,984,971	$1,804,890
NVIT Multi-Manager Small Company Fund Class IV	147,758	$3,108,245	$1,589,874
NVIT Multi-Manager Small Cap Value Fund Class IV	240,604	$2,790,995	$1,590,391
NVIT S&P 500 Index Fund Class IV	2,564,440	$20,316,728	$16,104,680
NVIT Government Bond Fund Class I	4,680	$54,408	$56,204
NVIT Investor Destinations Aggressive Fund Class II	63,625	$751,427	$438,378
NVIT Investor Destinations Conservative Fund Class II	49,918	$505,386	$462,736
NVIT Investor Destinations Moderate Fund Class II	132,062	$1,578,950	$1,117,243
NVIT Investor Destinations Moderately Aggressive Fund Class II	163,019	$1,957,254	$1,297,632
NVIT Investor Destinations Moderately Conservative Fund Class II	19,554	$224,539	$173,051
Gartmore NVIT Emerging Markets Fund Class I	30,064	$513,627	$211,951
NVIT Mid Cap Index Fund Class I	139,497	$2,613,383	$1,569,347
Federated NVIT High Income Bond Fund Class I	2,996	$23,111	$14,952
NVIT Global Financial Services Fund Class I	5,684	$69,039	$32,568
NVIT Health Sciences Fund Class I	15,518	$163,985	$125,388
NVIT Technology and Communications Fund Class I	35,611	$150,280	$79,412
Gartmore NVIT Global Utilities Fund Class I	9,517	$109,001	$74,045
NVIT Multi-Manager Small Cap Growth Fund Class I	14,657	$229,532	$141,443
NVIT U.S. Growth Leaders Fund Class I	45,978	$482,660	$274,026
NVIT Multi Sector Bond Fund Class I	33,325	$312,496	$243,937
NVIT Multi-Manager International Value Fund Class III	89,503	$1,412,532	$689,170
Gartmore NVIT Emerging Markets Fund Class III	60,739	$970,741	$426,997
NVIT Global Financial Services Fund Class III	1,207	$12,713	$6,917
NVIT Health Sciences Fund Class III	11,182	$122,836	$90,575
NVIT Technology and Communications Fund Class III	40,480	$167,623	$91,080
Gartmore NVIT Global Utilities Fund Class III	12,530	$149,358	$97,856
Federated NVIT High Income Bond Fund Class III	7,246	$53,801	$36,083
Van Kampen NVIT Real Estate Fund Class I	293	$2,565	$1,674
American Funds NVIT Asset Allocation Fund Class II	153,903	$2,978,568	$2,002,274
American Funds NVIT Bond Fund Class II	1,691	$18,444	$16,116
American Funds NVIT Global Growth Fund Class II	6,445	$155,245	$96,285
American Funds NVIT Growth Fund Class II	7,347	$474,787	$271,470
American Funds NVIT Growth-Income Fund Class II	186	$6,297	$4,881
NVIT Cardinal Moderate Fund I	370	$2,790	$2,881
NVIT Multi-Manager International Growth Fund Class III	2	$12	$13
NVIT Multi-Manager Mid Cap Growth Fund Class I	188	$1,803	$1,239
Fidelity Variable Insurance Products Funds:
Fidelity VIP Equity-Income Portfolio: Initial Class	524,414	$11,592,002	$6,911,774
Fidelity VIP Growth Portfolio: Initial Class	423,489	$12,729,300	$9,964,690
Fidelity VIP High Income Portfolio: Initial Class	332,041	$2,007,471	$1,314,884
Fidelity VIP Overseas Portfolio: Initial Class	311,166	$5,179,218	$3,786,894
Fidelity VIP Overseas Portfolio: Initial Class R	235,020	$4,519,528	$2,853,146
Fidelity VIP Equity-Income Portfolio: Service Class	22,172	$501,927	$291,345
Fidelity VIP Growth Portfolio: Service Class	9,738	$331,619	$228,561
Fidelity VIP Overseas Portfolio: Service Class	379	$6,571	$4,591
Fidelity VIP Overseas Portfolio: Service Class R	12,111	$246,366	$146,539
Fidelity VIP High Income Portfolio: Initial Class R	59,457	$340,261	$234,854
Fidelity Variable Insurance Products Funds II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	236,808	$3,322,114	$2,441,490
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	327,877	$4,164,768	$3,882,058
Fidelity VIP II Contrafund Portfolio: Initial Class	779,118	$19,980,017	$11,990,621
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	4,936	$60,414	$57,996

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Fidelity Variable Insurance Products Funds III:
Fidelity VIP III Mid Cap Portfolio: Service Class	147,311	$4,647,092	$2,700,219
Fidelity VIP III Value Strategies Portfolio: Service Class	36,320	$408,405	$178,695
Fidelity Variable Insurance Products Funds IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	97,349	$2,045,534	$1,109,776
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	1,067	$11,058	$8,784
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	4,566	$54,632	$32,509
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	111,691	$1,438,818	$1,196,212
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	182,545	$2,675,211	$1,297,892
Neuberger Berman AMT Fasciano Portfolio — S Class	430	$5,434	$3,590
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	2,962	$78,072	$47,802
Neuberger Berman AMT Socially Responsive Portfolio — I Class	466,362	$7,703,939	$4,379,143
Neuberger Berman AMT International Portfolio — S Class	134,296	$1,853,902	$979,017
Neuberger Berman AMT Regency Portfolio — S Class	106,258	$1,746,819	$979,700
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	56,316	$656,738	$648,760
Van Eck Worldwide Hard Assets Fund: Initial Class	71,167	$2,343,173	$1,334,389
Van Eck Worldwide Emerging Markets Fund: Initial Class	288,385	$4,778,152	$1,695,705
Van Eck Worldwide Real Estate Portfolio: Initial Class	48,269	$742,015	$299,265
Van Eck Worldwide Bond Fund: Class R	25,170	$296,279	$289,954
Van Eck Worldwide Hard Assets Fund: Class R	20,872	$695,352	$391,133
Van Eck Worldwide Emerging Markets Fund: Class R	81,965	$1,304,722	$481,133
Van Eck Worldwide Real Estate Portfolio: Class R	33,602	$465,025	$206,987
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	213,080	$3,763,134	$3,745,949
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	69,490	$949,466	$777,592
Wells Fargo VT Opportunity Fund — Investor Class	54,679	$1,053,330	$555,542
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	9,243	$371,356	$266,950
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	3,202	$119,010	$60,866
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	86,990	$1,408,595	$901,214
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	21,447	$716,428	$492,860
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	31,577	$272,142	$187,570
American Century VP Ultra Fund: Class I	37,796	$371,768	$229,043
American Century VP Value Fund: Class I	800,373	$6,014,473	$3,745,748
American Century VP Income and Growth Fund: Class I	17,704	$133,110	$85,334
American Century VP International Fund: Class III	47,297	$435,146	$280,942
American Century VP Mid Cap Value Fund: Class I	4,519	$54,783	$44,200
American Century VP Vista Fund: Class I	4,109	$78,953	$44,256
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	32,771	$349,747	$324,435
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	20,511	$776,554	$465,999
Janus Aspen Series — International Growth Portfolio: Service Shares	38,276	$2,093,066	$995,559
Janus Aspen Series — Global Technology Portfolio: Service Shares	11,435	$49,367	$33,162
Janus Aspen Series — Balanced Portfolio: Service Shares	12,794	$380,771	$303,855
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,784	$21,429	$14,130
Janus Aspen Series — International Growth Portfolio: Service II Shares	57,589	$2,982,230	$1,505,955
Janus Aspen Series — Global Technology Portfolio: Service II Shares	978	$4,488	$2,894

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	23,356	$952,906	$599,556
Oppenheimer Global Securities Fund/VA: Non-Service Shares	17,683	$568,745	$357,383
Oppenheimer Main Street Fund/VA: Non-Service Shares	31,486	$728,175	$458,439
Oppenheimer High Income Fund/VA: Non-Service Shares	9,830	$77,916	$15,531
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	157,319	$2,470,313	$1,675,443
Oppenheimer Global Securities Fund/VA: Class 3	52,220	$1,742,357	$1,062,146
Oppenheimer High Income Fund/VA: Class 3	34,168	$232,991	$53,644
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	23,041	$205,109	$94,468
AIM V.I. Capital Appreciation Fund: Series I Shares	6,740	$162,113	$113,843
AIM V.I. Capital Development Fund: Series I Shares	18,116	$264,945	$143,661
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	17,235	$186,557	$172,347
Federated American Leaders Fund II: Primary Shares	209	$3,239	$1,698
Federated Capital Appreciation Fund II: Primary Shares	6,211	$40,172	$31,679
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	209,795	$3,517,488	$2,251,101
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	42,107	$790,587	$587,813
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	12,658	$242,097	$138,606
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	113,519	$1,389,524	$683,382
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	17,557	$286,521	$300,044
AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein Growth and Income Portfolio: Class A	24,155	$576,082	$316,431
AllianceBernstein Small / Mid Cap Value Portfolio: Class A	62,421	$1,072,097	$619,218
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	11,250	$111,783	$79,875
MFS Value Series: Initial Class	69,035	$975,552	$673,781
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	5,429	$115,271	$62,265
Putnam VT International Equity Fund: Class IB	4,755	$77,251	$42,275
Putnam VT Voyager Fund: Class IB	2,329	$65,137	$46,527
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	18,412	$326,981	$222,422
Vanguard Total Bond Market Index Portfolio	12,224	$135,073	$142,041
Vanguard High Yield Bond Portfolio	16,252	$128,334	$96,050
Vanguard Mid Cap Index Portfolio	35,375	$570,588	$326,157
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	8,843	$97,507	$87,632
Van Kampen Emerging Markets Debt Portfolio: Class I	6,028	$48,751	$38,999
Van Kampen U.S. Real Estate Portfolio: Class I	306,965	$5,862,024	$2,520,184
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	75,151	$745,930	$503,509
T Rowe Price Equity Income Portfolio — Class II	17,692	$436,054	$253,172
T Rowe Price Limited Term Bond Portfolio — Class II	12,963	$63,666	$62,611

Total Investments			$140,907,421
Accounts Receivable			—

Total Assets			140,907,421
Accounts Payable			1

Net Assets (See Note 7)			$140,907,420

Policyholders’ Equity			140,739,458
Attributable to Nationwide Life and Annuity Company of America			167,962

			$140,907,420

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008

											NVIT
							NVIT Multi-		Van Kampen	NVIT Multi-	Multi-
			NVIT	NVIT	JP Morgan	NVIT	Manager		NVIT	Manager	Manager	NVIT	NVIT
		NVIT	Money	Government	NVIT	Mid Cap	International	NVIT	Comstock	Small	Small Cap	S&P 500	Government
		Nationwide	Market	Bond	Balanced	Growth	Value	Growth	Value	Company	Value	Index	Bond
		Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I

Investment Income
Dividends	$3,515,264	$36,551	$106,923	$86,256	$30,957	—	$46,110	$6,295	$52,481	$18,921	$23,798	$426,152	$1,825
Expenses
Mortality and expense risks	1,401,220	17,382	37,340	14,142	7,863	$33,366	17,798	17,088	18,468	16,647	15,549	155,794	290
Investment Expense	4,844	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	1,406,064	17,382	37,340	14,142	7,863	33,366	17,798	17,088	18,468	16,647	15,549	155,794	290

Net investment income (loss)	2,109,200	19,169	69,583	72,114	23,094	(33,366)	28,312	(10,793)	34,013	2,274	8,249	270,358	1,535

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	13,452,692	411,141	—	—	129,606	—	376,031	—	36,499	486,747	—	—	—
Net realized (loss) gain from redemption of investment shares	(892,618)	(85,076)	—	(25,802)	(20,480)	282,724	137,042	120,289	(62,727)	(72,176)	(46,707)	(458,705)	570

Net realized (loss) gain on investments	12,560,074	326,065	—	(25,802)	109,126	282,724	513,073	120,289	(26,228)	414,571	(46,707)	(458,705)	570

Net unrealized appreciation (depreciation) of investments:
Beginning of year	33,330,180	383,677	—	(22,922)	132,675	2,019,839	528,201	895,172	(46,041)	(49,050)	(428,183)	5,605,088	497
End of year	(72,995,168)	(1,231,270)	—	64,507	(339,460)	(1,046,409)	(1,521,184)	(355,837)	(1,180,081)	(1,518,371)	(1,200,604)	(4,212,047)	1,796

Net unrealized appreciation (depreciation) during the year	(106,325,348)	(1,614,947)	—	87,429	(472,135)	(3,066,248)	(2,049,385)	(1,251,009)	(1,134,040)	(1,469,321)	(772,421)	(9,817,135)	1,299

Net realized and unrealized gain (loss) on investments	(93,765,274)	(1,288,882)	—	61,627	(363,009)	(2,783,524)	(1,536,312)	(1,130,720)	(1,160,268)	(1,054,750)	(819,128)	(10,275,840)	1,869

Net increase (decrease) in net assets resulting from operations	$(91,656,074)	$(1,269,713)	$69,583	$133,741	$(339,915)	$(2,816,890)	$(1,508,000)	$(1,141,513)	$(1,126,255)	$(1,052,476)	$(810,879)	$(10,005,482)	$3,404

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

				NVIT	NVIT			Federated
	NVIT	NVIT	NVIT	Investor	Investor	Gartmore		NVIT	NVIT
	Investor	Investor	Investor	Destinations	Destinations	NVIT	NVIT	High	Global	NVIT	NVIT
	Destinations	Destinations	Destinations	Moderately	Moderately	Emerging	Mid Cap	Income	Financial	Health	Technology and
	Aggressive	Conservative	Moderate	Aggressive	Conservative	Markets	Index	Bond	Services	Sciences	Communications
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class II	Class II	Class I	Class I	Class I	Class I	Class I	Class I

Investment Income
Dividends	$11,940	$9,994	$46,519	$38,987	$6,180	$4,613	$28,913	$1,976	$1,002	$551	—
Expenses
Mortality and expense risks	4,160	2,164	11,734	11,274	1,465	2,505	16,104	146	334	1,200	$813
Investment Expense	—	—	—	—	—	—	—	—	—	—	—

Total expenses	4,160	2,164	11,734	11,274	1,465	2,505	16,104	146	334	1,200	813

Net investment income (loss)	7,780	7,830	34,785	27,713	4,715	2,108	12,809	1,830	668	(649)	(813)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	102,030	8,988	124,390	157,168	10,027	80,180	147,407	—	—	12,240	18,102
Net realized (loss) gain from redemption of investment shares	(11,036)	(8,426)	(103,996)	(10,684)	(2,180)	1,021	(10,376)	(1,278)	(5,926)	(8,086)	(8)

Net realized (loss) gain on investments	90,994	562	20,394	146,484	7,847	81,201	137,031	(1,278)	(5,926)	4,154	18,094

Net unrealized appreciation (depreciation) of investments:
Beginning of year	32,966	(5,462)	15,297	94,605	(6,225)	61,380	52,628	(1,399)	(12,894)	14,629	20,527
End of year	(313,049)	(42,650)	(461,707)	(659,623)	(51,488)	(301,677)	(1,044,036)	(8,159)	(36,471)	(38,597)	(70,867)

Net unrealized appreciation (depreciation) during the year	(346,015)	(37,188)	(477,004)	(754,228)	(45,263)	(363,057)	(1,096,664)	(6,760)	(23,577)	(53,226)	(91,394)

Net realized and unrealized gain (loss) on investments	(255,021)	(36,626)	(456,610)	(607,744)	(37,416)	(281,856)	(959,633)	(8,038)	(29,503)	(49,072)	(73,300)

Net increase (decrease) in net assets resulting from operations	$(247,241)	$(28,796)	$(421,825)	$(580,031)	$(32,701)	$(279,748)	$(946,824)	$(6,208)	$(28,835)	$(49,721)	$(74,113)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

		NVIT			NVIT						Federated
	Gartmore	Multi-	NVIT		Multi-	Gartmore	NVIT			Gartmore	NVIT
	NVIT	Manager	U.S.	NVIT	Manager	NVIT	Global	NVIT	NVIT	NVIT	High
	Global	Small Cap	Growth	Multi	International	Emerging	Financial	Health	Technology and	Global	Income
	Utilities	Growth	Leaders	Sector	Value	Markets	Services	Sciences	Communications	Utilities	Bond
	Fund	Fund	Fund	Bond	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class I	Class I	Fund Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III

Investment Income
Dividends	$3,364	—	—	$20,895	$17,618	$9,144	$204	$356	—	$4,452	$3,887
Expenses
Mortality and expense risks	932	$1,419	$2,768	2,059	7,332	5,772	74	958	$978	1,024	308
Investment Expense	—	—	—	—	17	11	1	9	7	6	—

Total expenses	932	1,419	2,768	2,059	7,349	5,783	75	967	985	1,030	308

Net investment income (loss)	2,432	(1,419)	(2,768)	18,836	10,269	3,361	129	(611)	(985)	3,422	3,579

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	1,329	—	80,182	7,416	149,879	161,288	—	9,640	19,630	1,849	—
Net realized (loss) gain from redemption of investment shares	(71,963)	(10,387)	(9,380)	(15,077)	(17,315)	64,286	(3,321)	(5,750)	(10,262)	(13,442)	(897)

Net realized (loss) gain on investments	(70,634)	(10,387)	70,802	(7,661)	132,564	225,574	(3,321)	3,890	9,368	(11,593)	(897)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(36,701)	28,872	54,407	(1,193)	(14,300)	268,338	(3,171)	11,011	15,915	(5,960)	(1,153)
End of year	(34,956)	(88,089)	(208,634)	(68,559)	(723,363)	(543,744)	(5,795)	(32,261)	(76,543)	(51,502)	(17,718)

Net unrealized appreciation (depreciation) during the year	1,745	(116,961)	(263,041)	(67,366)	(709,063)	(812,082)	(2,624)	(43,272)	(92,458)	(45,542)	(16,565)

Net realized and unrealized gain (loss) on investments	(68,889)	(127,348)	(192,239)	(75,027)	(576,499)	(586,508)	(5,945)	(39,382)	(83,090)	(57,135)	(17,462)

Net increase (decrease) in net assets resulting from operations	$(66,457)	$(128,767)	$(195,007)	$(56,191)	$(566,230)	$(583,147)	$(5,816)	$(39,993)	$(84,075)	$(53,713)	$(13,883)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

		American		American		American		NVIT	NVIT
	Van	Funds		Funds	American	Funds		Multi-	Multi-
	Kampen	NVIT	American	NVIT	Funds	NVIT		Manager	Manager
	NVIT	Asset	Funds	Global	NVIT	Growth-		International	Mid
	Real	Allocation	NVIT	Growth	Growth	Income	NVIT	Growth	Cap
	Estate	Fund	Bond	Fund	Fund	Fund	Cardinal	Fund	Growth
	Fund	Class	Fund	Class	Class	Class	Moderate	Class	Fund
	Class I	II	Class II	II	II	II	Fund I	III	Class I

Investment Income
Dividends	$111	$70,487	$994	$3,427	$7,247	$118	$18	—	—
Expenses
Mortality and expense risks	31	21,500	161	1,081	2,698	21	2	—	$4
Investment Expense	—	—	—	—	—	—	—	—	—

Total expenses	31	21,500	161	1,081	2,698	21	2	—	4

Net investment income (loss)	80	48,987	833	2,346	4,549	97	16	—	(4)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	34,056	22	4,151	20,328	1	19	—	—
Net realized (loss) gain from redemption of investment shares	(1,398)	(152,431)	(2,349)	(9,248)	(3,631)	(147)	1	—	(42)

Net realized (loss) gain on investments	(1,398)	(118,375)	(2,327)	(5,097)	16,697	(146)	20	—	(42)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	—	(61,260)	(92)	985	13,888	(63)	—	—	—
End of year	(892)	(976,295)	(2,328)	(58,960)	(203,318)	(1,416)	91	1	(564)

Net unrealized appreciation (depreciation) during the year	(892)	(915,035)	(2,236)	(59,945)	(217,206)	(1,353)	91	1	(564)
Net realized and unrealized gain (loss) on investments	(2,290)	(1,033,410)	(4,563)	(65,042)	(200,509)	(1,499)	111	1	(606)

Net increase (decrease) in net assets resulting from operations	$(2,210)	$(984,423)	$(3,730)	$(62,696)	$(195,960)	$(1,402)	$127	$1	$(610)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

												Fidelity VIP II		Fidelity VIP II
	Fidelity VIP		Fidelity VIP			Fidelity VIP				Fidelity VIP	Fidelity VIP II	Investment		Investment
	Equity-	Fidelity VIP	High	Fidelity VIP	Fidelity VIP	Equity-	Fidelity VIP	Fidelity VIP	Fidelity VIP	High	Asset	Grade	Fidelity VIP II	Grade
	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	Income	Manager	Bond	Contrafund	Bond
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Initial	Initial	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class

Investment Income
Dividends	$256,984	$126,008	$149,788	$144,899	$107,912	$9,702	$2,344	$173	$5,516	$27,751	$85,920	$190,122	$172,361	$1,871
Expenses
Mortality and expense risks	74,199	108,263	12,118	37,738	28,709	2,496	2,193	51	1,366	2,275	21,639	31,394	122,527	399
Investment Expense	—	—	—	—	10	—	—	—	—	4	—	—	—	—

Total expenses	74,199	108,263	12,118	37,738	28,719	2,496	2,193	51	1,366	2,279	21,639	31,394	122,527	399

Net investment income (loss)	182,785	17,745	137,670	107,161	79,193	7,206	151	122	4,150	25,472	64,281	158,728	49,834	1,472

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	11,648	—	—	707,392	454,932	318	—	866	20,383	—	316,687	3,692	508,760	37
Net realized (loss) gain from redemption of investment shares	(298,669)	(8,945)	(52,174)	296,478	48,707	(19,107)	3,837	63	484	(18,081)	6,285	(126,038)	209,614	(670)

Net realized (loss) gain on investments	(287,021)	(8,945)	(52,174)	1,003,870	503,639	(18,789)	3,837	929	20,867	(18,081)	322,972	(122,346)	718,374	(633)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	756,637	6,391,236	(138,452)	2,786,839	1,020,231	(31,566)	78,235	2,892	28,013	(16,983)	532,558	(70,794)	1,939,687	943
End of year	(4,680,228)	(2,764,610)	(692,586)	(1,392,325)	(1,666,383)	(210,582)	(103,057)	(1,980)	(99,827)	(105,407)	(880,624)	(282,709)	(7,989,396)	(2,418)

Net unrealized appreciation (depreciation) during the year	(5,436,865)	(9,155,846)	(554,134)	(4,179,164)	(2,686,614)	(179,016)	(181,292)	(4,872)	(127,840)	(88,424)	(1,413,182)	(211,915)	(9,929,083)	(3,361)

Net realized and unrealized gain (loss) on investments	(5,723,886)	(9,164,791)	(606,308)	(3,175,294)	(2,182,975)	(197,805)	(177,455)	(3,943)	(106,973)	(106,505)	(1,090,210)	(334,261)	(9,210,709)	(3,994)

Net increase (decrease) in net assets resulting from operations	$(5,541,101)	$(9,147,046)	$(468,638)	$(3,068,133)	$(2,103,782)	$(190,599)	$(177,304)	$(3,821)	$(102,823)	$(81,033)	$(1,025,929)	$(175,533)	$(9,160,875)	$(2,522)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

				Fidelity VIP	Fidelity VIP	Lehman				Neuberger
		Fidelity VIP		IV Freedom	IV Freedom	Brothers	Neuberger	Neuberger	Neuberger	Berman	Neuberger	Neuberger
	Fidelity VIP	III Value	Fidelity VIP	Fund	Fund	AMT Short	Berman	Berman	Berman	AMT	Berman	Berman
	III Mid Cap	Strategies	IV Energy	2010	2030	Duration	AMT	AMT	AMT Mid	Socially	AMT	AMT
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Bond	Partners	Fasciano	Cap Growth	Responsive	International	Regency
	Service	Service	Service	Service	Service	Portfolio — I	Portfolio I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Class	Class	Class 2	Class	Class	Class	Class	Class	Class	Class	Class	Class

Investment Income
Dividends	$13,884	$1,983	—	$298	$977	$69,105	$11,971	—	—	$137,907	$1	$13,463
Expenses
Mortality and expense risks	27,751	2,129	$12,508	78	368	10,921	15,364	$57	$534	45,032	10,074	10,193
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	27,751	2,129	12,508	78	368	10,921	15,364	57	534	45,032	10,074	10,193

Net investment income (loss)	(13,867)	(146)	(12,508)	220	609	58,184	(3,393)	(57)	(534)	92,875	(10,073)	3,270

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	650,057	60,392	58,966	456	3,493	—	377,721	140	—	471,519	5	2,928
Net realized (loss) gain from redemption of investment shares	18,174	(29,231)	(4,286)	(7)	(1,386)	(64,088)	39,906	(34)	(6,117)	(51,520)	(20,762)	(14,735)

Net realized (loss) gain on investments	668,231	31,161	54,680	449	2,107	(64,088)	417,627	106	(6,117)	419,999	(20,757)	(11,807)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	520,855	(10,710)	187,187	1,463	2,791	(17,495)	538,385	671	9,725	93,784	(132,582)	(12,408)
End of year	(1,946,873)	(229,710)	(935,758)	(2,274)	(22,123)	(242,606)	(1,377,318)	(1,844)	(30,269)	(3,324,797)	(874,885)	(767,119)

Net unrealized appreciation (depreciation) during the year	(2,467,728)	(219,000)	(1,122,945)	(3,737)	(24,914)	(225,111)	(1,915,703)	(2,515)	(39,994)	(3,418,581)	(742,303)	(754,711)

Net realized and unrealized gain (loss) on investments	(1,799,497)	(187,839)	(1,068,265)	(3,288)	(22,807)	(289,199)	(1,498,076)	(2,409)	(46,111)	(2,998,582)	(763,060)	(766,518)

Net increase (decrease) in net assets resulting from operations	$(1,813,364)	$(187,985)	$(1,080,773)	$(3,068)	$(22,198)	$(231,015)	$(1,501,469)	$(2,466)	$(46,645)	$(2,905,707)	$(773,133)	$(763,248)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
		Van Eck	Van Eck	Van Eck					Alger			Variable	Investment	Investment
		Worldwide	Worldwide	Worldwide		Van Eck	Van Eck	Van Eck	American		Wells Fargo	Investment	Fund	Portfolios	Dreyfus
	Van Eck	Hard	Emerging	Real	Van Eck	Worldwide	Worldwide	Worldwide	Small	Wells Fargo	VT	Fund	Developing	Small Cap	Stock
	Worldwide	Assets	Markets	Estate	Worldwide	Hard	Emerging	Real	Capitalization	Advantage	Opportunity	Appreciation	Leaders	Stock Index	Index
	Bond	Fund:	Fund:	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	VT	Fund	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Fund:	Initial	Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	Discovery	Investor	Initial	Initial	Service	Initial
	Initial Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

Investment Income
Dividends	$64,022	$7,429	—	$29,943	$22,192	$1,893	—	$19,402	—	—	$15,229	$6,866	$705	$8,948	$13,375
Expenses Mortality and expense risks	4,885	15,346	$23,112	3,816	3,035	5,312	$6,680	2,648	$38,588	$8,889	5,949	2,389	574	7,843	4,519
Investment Expense	—	—	—	—	4,590	5	65	36	—	—	—	—	—	—	—

Total expenses	4,885	15,346	23,112	3,816	7,625	5,317	6,745	2,684	38,588	8,889	5,949	2,389	574	7,843	4,519

Net investment income (loss)	59,137	(7,917)	(23,112)	26,127	14,567	(3,424)	(6,745)	16,718	(38,588)	(8,889)	9,280	4,477	131	1,105	8,856

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	406,796	1,722,857	96,674	—	84,823	431,042	62,639	77,855	—	179,756	25,577	4,225	154,852	—
Net realized (loss) gain from redemption of investment shares	(18,408)	252,734	41,638	(50,429)	(4,427)	32,027	(137,126)	(66,593)	293,726	68,436	9,185	1,529	(3,009)	(13,353)	(5,571)

Net realized (loss) gain on investments	(18,408)	659,530	1,764,495	46,245	(4,427)	116,850	293,916	(3,954)	371,581	68,436	188,941	27,106	1,216	141,499	(5,571)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	12,976	705,965	1,763,345	29,998	7,376	156,123	284,398	(1,379)	3,676,085	538,134	76,795	42,639	(20,098)	20,417	55,395
End of year	(7,978)	(1,008,784)	(3,082,448)	(442,750)	(6,324)	(304,219)	(823,589)	(258,038)	(17,185)	(171,875)	(497,787)	(104,407)	(58,144)	(507,380)	(223,568)

Net unrealized appreciation (depreciation) during the year	(20,954)	(1,714,749)	(4,845,793)	(472,748)	(13,700)	(460,342)	(1,107,987)	(256,659)	(3,693,270)	(710,009)	(574,582)	(147,046)	(38,046)	(527,797)	(278,963)

Net realized and unrealized gain (loss) on investments	(39,362)	(1,055,219)	(3,081,298)	(426,503)	(18,127)	(343,492)	(814,071)	(260,613)	(3,321,689)	(641,573)	(385,641)	(119,940)	(36,830)	(386,298)	(284,534)

Net increase (decrease) in net assets resulting from operations	$19,775	$(1,063,136)	$(3,104,410)	$(400,376)	$(3,560)	$(346,916)	$(820,816)	$(243,895)	$(3,360,277)	$(650,462)	$(376,361)	$(115,463)	$(36,699)	$(385,193)	$(275,678)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

										Janus	Janus		Janus Aspen	Janus	Janus
									Janus	Aspen	Aspen	Janus	Series —	Aspen	Aspen
								American	Aspen	Series —	Series —	Aspen	INTECH Risk —	Series —	Series —
				American		American		Century VP	Series —	International	Global	Series —	Managed	International	Global
	American	American	American	Century VP	American	Century VP	American	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology
	Century VP	Century VP	Century VP	Income and	Century VP	Mid Cap	Century VP	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	International	Ultra Fund:	Value Fund:	Growth Fund:	International	Value Fund:	Vista Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Fund: Class I	Class I	Class I	Class I	Fund: Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

Investment Income
Dividends	$2,249	—	$129,643	$2,159	$3,469	$19	—	$18,389	$69	$43,145	$94	$8,220	$123	$59,327	$5
Expenses
Mortality and expense risks	1,738	$2,295	37,510	823	3,175	241	$550	2,621	4,928	10,204	572	2,041	128	16,572	37
Investment Expense	—	—	—	—	26	—	—	—	—	—	—	—	—	34	—

Total expenses	1,738	2,295	37,510	823	3,201	241	550	2,621	4,928	10,204	572	2,041	128	16,606	37

Net investment income (loss)	511	(2,295)	92,133	1,336	268	(222)	(550)	15,768	(4,859)	32,941	(478)	6,179	(5)	42,721	(32)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	26,417	51,356	688,275	12,935	40,752	—	3,261	—	—	231,260	—	22,205	1,019	318,160	—
Net realized (loss) gain from redemption of investment shares	10,715	(4,824)	(523,514)	(2,924)	20,007	(503)	(2,971)	2,212	90,050	19,993	(11,846)	805	(1,105)	21,136	(22)

Net realized (loss) gain on investments	37,132	46,532	164,761	10,011	60,759	(503)	290	2,212	90,050	251,253	(11,846)	23,010	(86)	339,296	(22)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	105,864	63,473	(389,675)	10,068	145,100	(457)	14,827	6,215	159,704	220,833	5,800	8,000	309	348,130	1,232
End of year	(84,572)	(142,725)	(2,268,725)	(47,776)	(154,205)	(10,583)	(34,697)	(25,312)	(310,555)	(1,097,507)	(16,205)	(76,916)	(7,299)	(1,476,276)	(1,595)

Net unrealized appreciation (depreciation) during the year	(190,436)	(206,198)	(1,879,050)	(57,844)	(299,305)	(10,126)	(49,524)	(31,527)	(470,259)	(1,318,340)	(22,005)	(84,916)	(7,608)	(1,824,406)	(2,827)

Net realized and unrealized gain (loss) on investments	(153,304)	(159,666)	(1,714,289)	(47,833)	(238,546)	(10,629)	(49,234)	(29,315)	(380,209)	(1,067,087)	(33,851)	(61,906)	(7,694)	(1,485,110)	(2,849)

Net increase (decrease) in net assets resulting from operations	$(152,793)	$(161,961)	$(1,622,156)	$(46,497)	$(238,278)	$(10,851)	$(49,784)	$(13,547)	$(385,068)	$(1,034,146)	$(34,329)	$(55,727)	$(7,699)	$(1,442,389)	$(2,881)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer					AIM V.I.			Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	Capital	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I. Basic	Capital	Development	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Value Fund:	Appreciation	Fund:	Fund II:	Leaders Fund	Fund II:
	Non- Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Fund: Series I	Series I	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

Investment Income
Dividends	$1,298	$7,299	$9,733	$7,668	$12,080	$20,161	$13,063	$1,319	—	—	$14,816	$37	$123
Expenses
Mortality and expense risks	6,458	3,276	4,591	590	17,140	10,127	1,498	998	$1,133	$1,542	1,726	13	250
Investment Expense	—	—	—	—	—	3	20	—	—	—	—	—	—

Total expenses	6,458	3,276	4,591	590	17,140	10,130	1,518	998	1,133	1,542	1,726	13	250

Net investment income (loss)	(5,160)	4,023	5,142	7,078	(5,060)	10,031	11,545	321	(1,133)	(1,542)	13,090	24	(127)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	32,070	42,290	—	134,131	88,757	—	28,535	—	27,620	—	571	752
Net realized (loss) gain from redemption of investment shares	4,586	8,296	(1,838)	(8,877)	3,183	(5,101)	(45,127)	(2,889)	3,806	(148)	(15,752)	(183)	892

Net realized (loss) gain on investments	4,586	40,366	40,452	(8,877)	137,314	83,656	(45,127)	25,646	3,806	27,472	(15,752)	388	1,644

Net unrealized appreciation (depreciation) of investments:
Beginning of year	155,825	92,097	79,901	(3,830)	401,201	90,558	(15,701)	11,612	35,625	31,075	3,603	(295)	5,852
End of year	(353,351)	(211,362)	(269,737)	(62,384)	(794,870)	(680,211)	(179,347)	(110,641)	(48,270)	(121,285)	(14,209)	(1,541)	(8,493)

Net unrealized appreciation (depreciation) during the year	(509,176)	(303,459)	(349,638)	(58,554)	(1,196,071)	(770,769)	(163,646)	(122,253)	(83,895)	(152,360)	(17,812)	(1,246)	(14,345)

Net realized and unrealized gain (loss) on investments	(504,590)	(263,093)	(309,186)	(67,431)	(1,058,757)	(687,113)	(208,773)	(96,607)	(80,089)	(124,888)	(33,564)	(858)	(12,701)

Net increase (decrease) in net assets resulting from operations	$(509,750)	$(259,070)	$(304,044)	$(60,353)	$(1,063,817)	$(677,082)	$(197,228)	$(96,286)	$(81,222)	$(126,430)	$(20,474)	$(834)	$(12,828)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

				Franklin
				Templeton VIP	Franklin
	Franklin	Franklin	Franklin	Templeton	Templeton VIP
	Templeton VIP	Templeton VIP	Templeton VIP	Developing	Templeton			MFS
	Franklin Small	Franklin Rising	Templeton	Markets	Global Income	AllianceBernstein	AllianceBernstein	Investors		Putnam VT	Putnam VT
	Cap Value	Dividends	Foreign	Securities	Securities	Growth and	Small/Mid Cap	Growth Stock	MFS Value	Growth &	International	Putnam VT
	Securities Fund:	Securities	Securities Fund:	Fund —	Fund —	Income Portfolio:	Value Portfolio:	Series: Initial	Series: Initial	Income Fund:	Equity Fund:	Voyager Fund:
	Class 1	Fund: Class 1	Class 1	Class 3	Class 3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

Investment Income
Dividends	$46,791	$15,209	$6,177	$26,789	$10,837	$9,275	$6,675	$619	$8,093	$1,986	$1,520	—
Expenses
Mortality and expense risks	23,269	5,369	1,664	7,124	2,589	3,068	5,904	789	5,609	680	490	$558
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	23,269	5,369	1,664	7,124	2,589	3,068	5,904	789	5,609	680	490	558

Net investment income (loss)	23,522	9,840	4,513	19,665	8,248	6,207	771	(170)	2,484	1,306	1,030	(558)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	253,119	5,629	22,352	192,402	—	78,965	94,899	5,061	27,307	17,079	11,682	—
Net realized (loss) gain from redemption of investment shares	4,574	(5,484)	19,474	(27,119)	32,088	(14,687)	(36,311)	394	12,870	(19,697)	(448)	(3,358)

Net realized (loss) gain on investments	257,693	145	41,826	165,283	32,088	64,278	58,588	5,455	40,177	(2,618)	11,234	(3,358)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	214,281	31,450	53,914	141,233	24,344	37,458	(32,647)	20,436	55,515	(12,726)	15,112	8,890
End of year	(1,266,387)	(202,774)	(103,491)	(706,142)	13,523	(259,651)	(452,879)	(31,908)	(301,772)	(53,006)	(34,977)	(18,610)

Net unrealized appreciation (depreciation) during the year	(1,480,668)	(234,224)	(157,405)	(847,375)	(10,821)	(297,109)	(420,232)	(52,344)	(357,287)	(40,280)	(50,089)	(27,500)

Net realized and unrealized gain (loss) on investments	(1,222,975)	(234,079)	(115,579)	(682,092)	21,267	(232,831)	(361,644)	(46,889)	(317,110)	(42,898)	(38,855)	(30,858)

Net increase (decrease) in net assets resulting from operations	$(1,199,453)	$(224,239)	$(111,066)	$(662,427)	$29,515	$(226,624)	$(360,873)	$(47,059)	$(314,626)	$(41,592)	$(37,825)	$(31,416)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

					Van Kampen	Van Kampen	Van Kampen	T Rowe Price
		Vanguard			Core Plus	Emerging	U.S. Real	Blue Chip	T Rowe Price	T Rowe Price
	Vanguard	Total Bond	Vanguard	Vanguard Mid	Fixed Income	Markets Debt	Estate	Growth	Equity Income	Limited Term
	Equity Income	Market Index	High Yield	Cap Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Bond Portfolio —
	Portfolio	Portfolio	Bond Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

Investment Income
Dividends	$7,610	$5,645	$7,551	$5,366	$6,393	$3,175	$130,115	$738	$7,544	$2,438
Expenses
Mortality and expense risks	2,320	1,318	990	3,530	857	329	27,588	4,595	2,605	489
Investment Expense	—	—	—	—	—	—	—	—	—	—

Total expenses	2,320	1,318	990	3,530	857	329	27,588	4,595	2,605	489

Net investment income (loss)	5,290	4,327	6,561	1,836	5,536	2,846	102,527	(3,857)	4,939	1,949

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	19,152	—	—	47,221	—	1,833	1,427,025	—	10,766	—
Net realized (loss) gain from redemption of investment shares	(3,001)	719	(5,342)	(6,966)	(8,414)	(282)	(26,415)	(879)	(15,597)	(75)

Net realized (loss) gain on investments	16,151	719	(5,342)	40,255	(8,414)	1,551	1,400,610	(879)	(4,831)	(75)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	10,509	6,016	(2,585)	7,107	2,315	1,936	(248,304)	77,350	(32,829)	620
End of year	(104,559)	6,968	(32,283)	(244,431)	(9,875)	(9,753)	(3,341,840)	(242,422)	(182,882)	(1,055)

Net unrealized appreciation (depreciation) during the year	(115,068)	952	(29,698)	(251,538)	(12,190)	(11,689)	(3,093,536)	(319,772)	(150,053)	(1,675)

Net realized and unrealized gain (loss) on investments	(98,917)	1,671	(35,040)	(211,283)	(20,604)	(10,138)	(1,692,926)	(320,651)	(154,884)	(1,750)

Net increase (decrease) in net assets resulting from operations	$(93,627)	$5,998	$(28,479)	$(209,447)	$(15,068)	$(7,292)	$(1,590,399)	$(324,508)	$(149,945)	$199

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen	NVIT Multi-	NVIT Multi-
				NVIT	JP Morgan		Manager		NVIT	Manager	Manager		NVIT
		NVIT	NVIT Money	Government	NVIT	NVIT Mid	International		Comstock	Small	Small Cap	NVIT S&P 500	Government
		Nationwide	Market Fund	Bond Fund	Balanced Fund	Cap Growth	Value Fund	NVIT Growth	Value Fund	Company	Value Fund	Index Fund	Bond Fund
	Total	Fund Class IV	Class IV	Class IV	Class IV	Fund Class IV	Class IV	Fund Class IV	Class IV	Fund Class IV	Class IV	Class IV	Class I

From Operations
Net investment income (loss)	$2,109,200	$19,169	$69,583	$72,114	$23,094	$(33,366)	$28,312	$(10,793)	$34,013	$2,274	$8,249	$270,358	$1,535
Net realized (loss) gain on investments	12,560,074	326,065	—	(25,802)	109,126	282,724	513,073	120,289	(26,228)	414,571	(46,707)	(458,705)	570
Net unrealized appreciation (depreciation) during the year	(106,325,348)	(1,614,947)	—	87,429	(472,135)	(3,066,248)	(2,049,385)	(1,251,009)	(1,134,040)	(1,469,321)	(772,421)	(9,817,135)	1,299

Net increase (decrease) in net assets operations	(91,656,074)	(1,269,713)	69,583	133,741	(339,915)	(2,816,890)	(1,508,000)	(1,141,513)	(1,126,255)	(1,052,476)	(810,879)	(10,005,482)	3,404

From Variable Life Policy Transactions
Policyholders’ net premiums	18,417,361	244,566	1,595,932	135,237	102,647	432,186	136,854	261,602	221,741	217,993	204,414	2,699,778	26,032
Cost of insurance and administrative charges	(15,003,553)	(276,738)	(737,095)	(170,328)	(129,139)	(381,199)	(179,647)	(266,403)	(207,485)	(215,608)	(188,864)	(2,443,195)	(5,544)
Surrenders and forfeitures	(9,073,034)	(176,495)	(743,707)	(379,536)	(48,410)	(244,545)	(293,803)	(131,280)	(133,900)	(127,057)	(101,501)	(858,984)	—
Transfers between portfolios and the Guaranteed Account	(430,705)	(54,213)	1,594,481	181,357	(144,317)	(106,548)	(178,893)	(215,986)	(152,454)	(65,582)	(240,170)	(547,038)	1,788
Net (withdrawals) repayments due to policy loans	(1,675,559)	(9,041)	(59,516)	(29)	1,447	(21,641)	(536)	729	39,071	(2,265)	5,514	(80,843)	—
Withdrawals due to death benefits	(832,807)	(10,474)	(9,917)	(9,927)	(3,850)	(15,868)	(24,009)	(1,624)	—	—	(7,759)	(81,945)	—

Net (decrease) increase in net assets derived from policy transactions	(8,598,297)	(282,395)	1,640,178	(243,226)	(221,622)	(337,615)	(540,034)	(352,962)	(233,027)	(192,519)	(328,366)	(1,312,227)	22,276

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	(750)	(3,688)	(4,200)	(1,600)	1,105	9,200	(500)	(1,600)	(804)	(1,066)	(645)	—

Total increase (decrease) in net assets	(100,254,371)	(1,552,858)	1,706,073	(113,685)	(563,137)	(3,153,400)	(2,038,834)	(1,494,975)	(1,360,882)	(1,245,799)	(1,140,311)	(11,318,354)	25,680
Net Assets
Beginning of year	241,161,792	3,269,915	4,584,958	2,048,378	1,433,530	6,387,432	3,707,616	3,161,001	3,165,172	2,834,869	2,729,635	27,423,434	30,518

End of year	$140,907,421	$1,717,057	$6,291,031	$1,934,693	$870,393	$3,234,032	$1,668,782	$1,666,026	$1,804,290	$1,589,070	$1,589,324	$16,105,080	$56,198

Changes in Units
Beginning units	840,089	6,616	22,816	5,753	3,612	9,652	6,311	19,818	17,693	15,125	13,823	54,941	259

Units purchased	186,741	859	22,255	2,572	603	1,404	476	2,801	3,693	1,787	1,644	8,221	337
Units sold	(202,594)	(1,475)	(13,556)	(3,054)	(1,326)	(1,853)	(1,483)	(4,872)	(4,809)	(2,982)	(3,400)	(10,811)	(149)

Ending units	824,236	6,000	31,515	5,271	2,889	9,203	5,304	17,747	16,577	13,930	12,067	52,351	447

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

				NVIT Investor	NVIT Investor	Gartmore
	NVIT Investor	NVIT Investor	NVIT Investor	Destinations	Destinations	NVIT		Federated	NVIT Global		NVIT Technology
	Destinations	Destinations	Destinations	Moderately	Moderately	Emerging	NVIT Mid	NVIT High	Financial	NVIT Health	and
	Aggressive	Conservative	Moderate	Aggressive	Conservative	Markets Fund	Cap Index	Income Bond	Services Fund	Sciences Fund	Communications
	Fund Class II	Fund Class II	Fund Class II	Fund Class II	Fund Class II	Class I	Fund Class I	Fund Class I	Class I	Class I	Fund Class I

From Operations
Net investment income (loss)	$7,780	$7,830	$34,785	$27,713	$4,715	$2,108	$12,809	$1,830	$668	$(649)	$(813)
Net realized (loss) gain on investments	90,994	562	20,394	146,484	7,847	81,201	137,031	(1,278)	(5,926)	4,154	18,094
Net unrealized appreciation (depreciation) during the year	(346,015)	(37,188)	(477,004)	(754,228)	(45,263)	(363,057)	(1,096,664)	(6,760)	(23,577)	(53,226)	(91,394)

Net increase (decrease) in net assets operations	(247,241)	(28,796)	(421,825)	(580,031)	(32,701)	(279,748)	(946,824)	(6,208)	(28,835)	(49,721)	(74,113)

From Variable Life Policy Transactions
Policyholders’ net premiums	148,279	16,712	145,886	178,974	7,218	18,432	121,811	1,404	1,123	634	4,994
Cost of insurance and administrative charges	(56,537)	(15,773)	(101,339)	(157,391)	(6,795)	(28,202)	(62,844)	(3,828)	(1,604)	(4,979)	(6,005)
Surrenders and forfeitures	(13,206)	—	(35,113)	(79,683)	—	(44,813)	(49,627)	(3,157)	(5,164)	(3,925)	(4,303)
Transfers between portfolios and the Guaranteed Account	25,161	194,228	(496,902)	125,751	(7,307)	43,808	(36,093)	1,514	7,139	(41,622)	9,924
Net (withdrawals) repayments due to policy loans	(6,316)	581	(739)	1,422	(9)	(11,618)	(26,384)	—	—	1	(3,052)
Withdrawals due to death benefits	—	—	—	(17,321)	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	97,381	195,748	(488,207)	51,752	(6,893)	(22,393)	(53,137)	(4,067)	1,494	(49,891)	1,558

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(8)	(1)	60	52	3	354	219	(2)	12	(53)	(218)

Total increase (decrease) in net assets	(149,868)	166,951	(909,972)	(528,227)	(39,591)	(301,787)	(999,742)	(10,277)	(27,329)	(99,665)	(72,773)
Net Assets
Beginning of year	588,276	295,735	2,027,206	1,825,841	212,639	513,488	2,568,793	25,225	59,880	225,208	152,415

End of year	$438,408	$462,686	$1,117,234	$1,297,614	$173,048	$211,701	$1,569,051	$14,948	$32,551	$125,543	$79,642

Changes in Units
Beginning units	3,126	2,362	10,587	8,992	1,503	577	10,807	124	145	735	454

Units purchased	1,178	3,676	4,806	4,366	71	229	803	13	36	181	170
Units sold	(568)	(2,074)	(8,010)	(3,748)	(124)	(256)	(1,099)	(49)	(34)	(353)	(178)

Ending units	3,736	3,964	7,383	9,610	1,450	550	10,511	88	147	563	446

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

					NVIT						Federated
	Gartmore	NVIT	NVIT	NVIT	Multi-	Gartmore	NVIT		NVIT	Gartmore	NVIT
	NVIT	Multi-	U.S.	Multi	Manager	NVIT	Global	NVIT	Technology	NVIT	High
	Global	Manager	Growth	Sector	International	Emerging	Financial	Health	and	Global	Income
	Utilities	Small Cap	Leaders	Bond	Value	Markets	Services	Sciences	Communications	Utilities	Bond
	Fund	Growth	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Fund Class I	Class I	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III

From Operations
Net investment income (loss)	$2,432	$(1,419)	$(2,768)	$18,836	$10,269	$3,361	$129	$(611)	$(985)	$3,422	$3,579
Net realized (loss) gain on investments	(70,634)	(10,387)	70,802	(7,661)	132,564	225,574	(3,321)	3,890	9,368	(11,593)	(897)
Net unrealized appreciation (depreciation) during the year	1,745	(116,961)	(263,041)	(67,366)	(709,063)	(812,082)	(2,624)	(43,272)	(92,458)	(45,542)	(16,565)

Net increase (decrease) in net assets operations	(66,457)	(128,767)	(195,007)	(56,191)	(566,230)	(583,147)	(5,816)	(39,993)	(84,075)	(53,713)	(13,883)

From Variable Life Policy Transactions
Policyholders’ net premiums	30,260	31,662	48,751	69,696	114,778	93,110	1,020	8,576	18,491	13,551	10,536
Cost of insurance and administrative charges	(9,399)	(18,513)	(39,378)	(26,735)	(52,574)	(60,633)	(1,025)	(8,232)	(13,070)	(12,701)	(4,752)
Surrenders and forfeitures	(369)	(7,668)	(10,655)	(7,976)	(20,771)	(14,714)	—	(2,550)	(917)	(11,772)	—
Transfers between portfolios and the Guaranteed Account	(163,732)	(62,578)	46,172	(9,548)	188,181	132,411	(295)	(50,289)	1,585	16,883	5,986
Net (withdrawals) repayments due to policy loans	282	248	312	(4,579)	(2,959)	(96,141)	—	1,166	1,988	(215)	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(142,958)	(56,849)	45,202	20,858	226,655	54,033	(300)	(51,329)	8,077	5,746	11,770

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	15	171	7	7	(90)	135	3	1,718	2,308	8	1

Total increase (decrease) in net assets	(209,400)	(185,445)	(149,798)	(35,326)	(339,665)	(528,979)	(6,113)	(89,604)	(73,690)	(47,959)	(2,112)
Net Assets
Beginning of year	283,431	327,040	423,813	279,246	1,033,940	956,086	13,024	182,420	167,758	145,806	38,187

End of year	$74,031	$141,595	$274,015	$243,920	$694,275	$427,107	$6,911	$92,816	$94,068	$97,847	$36,075

Changes in Units
Beginning units	531	1,748	1,859	2,058	6,461	3,138	86	1,495	1,185	667	324

Units purchased	133	322	541	1,163	3,048	1,362	48	132	665	367	156
Units sold	(456)	(572)	(309)	(845)	(1,391)	(1,152)	(49)	(622)	(584)	(362)	(51)

Ending units	208	1,498	2,091	2,376	8,118	3,348	85	1,005	1,266	672	429

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

									NVIT
		American		American		American		NVIT	Multi-
	Van Kampen	Funds	American	Funds	American	Funds		Multi-	Manager
	NVIT	NVIT	Funds	NVIT	Funds	NVIT		Manager	Mid
	Real	Asset	NVIT	Global	NVIT	Growth-	NVIT	International	Cap
	Estate	Allocation	Bond	Growth	Growth	Income	Cardinal	Growth	Growth
	Fund	Fund	Fund	Fund	Fund	Fund	Moderate	Fund	Fund
	Class I	Class II	Class II	Class II	Class II	Class II	Fund I	Class III	Class I

From Operations
Net investment income (loss)	$80	$48,987	$833	$2,346	$4,549	$97	$16	$0	$(4)
Net realized (loss) gain on investments	(1,398)	(118,375)	(2,327)	(5,097)	16,697	(146)	20	—	(42)
Net unrealized appreciation (depreciation) during the year	(892)	(915,035)	(2,236)	(59,945)	(217,206)	(1,353)	91	1	(564)

Net increase (decrease) in net assets operations	(2,210)	(984,423)	(3,730)	(62,696)	(195,960)	(1,402)	127	1	(610)

From Variable Life Policy Transactions
Policyholders’ net premiums	821	166,077	3,238	20,771	35,239	2,536	193	22	1,876
Cost of insurance and administrative charges	(466)	(68,133)	(1,159)	(38,459)	(16,173)	(362)	(92)	(9)	(143)
Surrenders and forfeitures	(2,258)	(12,023)	—	6	—	—	—	—	—
Transfers between portfolios and the Guaranteed Account	5,787	(198,746)	15,561	4,711	33,425	2,739	2,653	(1)	116
Net (withdrawals) repayments due to policy loans	—	(54,960)	—	500	—	—	—	—	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	3,884	(167,785)	17,640	(12,471)	52,491	4,913	2,754	12	1,849

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1)	105	(2)	5	13	—	—	—	(1)

Total increase (decrease) in net assets	1,673	(1,152,103)	13,908	(75,162)	(143,456)	3,511	2,881	13	1,238
Net Assets
Beginning of year	—	3,154,362	2,206	171,442	414,918	1,368	—	—	—

End of year	$1,673	$2,002,259	$16,114	$96,280	$271,462	$4,879	$2,881	$13	$1,238

Changes in Units
Beginning units	—	28,505	21	1,400	3,623	14	—	—	—

Units purchased	180	2,593	543	485	974	72	39	—	22
Units sold	(150)	(5,138)	(396)	(594)	(316)	(5)	(1)	—	(2)

Ending units	30	25,960	168	1,291	4,281	81	38	—	20

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

												Fidelity		Fidelity
	Fidelity		Fidelity			Fidelity				Fidelity		VIP II		VIP II
	VIP	Fidelity	VIP	Fidelity	Fidelity	VIP	Fidelity	Fidelity	Fidelity	VIP	Fidelity	Investment	Fidelity	Investment
	Equity-	VIP	High	VIP	VIP	Equity-	VIP	VIP	VIP	High	VIP II	Grade	VIP II	Grade
	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	Income	Asset Manager	Bond	Contrafund	Bond
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Initial	Initial	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class

From Operations
Net investment income (loss)	$182,785	$17,745	$137,670	$107,161	$79,193	$7,206	$151	$122	$4,150	$25,472	$64,281	$158,728	$49,834	$1,472
Net realized (loss) gain on investments	(287,021)	(8,945)	(52,174)	1,003,870	503,639	(18,789)	3,837	929	20,867	(18,081)	322,972	(122,346)	718,374	(633)
Net unrealized appreciation (depreciation) during the year	(5,436,865)	(9,155,846)	(554,134)	(4,179,164)	(2,686,614)	(179,016)	(181,292)	(4,872)	(127,840)	(88,424)	(1,413,182)	(211,915)	(9,929,083)	(3,361)

Net increase (decrease) in net assets operations	(5,541,101)	(9,147,046)	(468,638)	(3,068,133)	(2,103,782)	(190,599)	(177,304)	(3,821)	(102,823)	(81,033)	(1,025,929)	(175,533)	(9,160,875)	(2,522)

From Variable Life Policy Transactions
Policyholders’ net premiums	861,382	1,503,319	90,545	204,680	508,036	155,108	103,316	172	59,215	80,004	288,826	386,715	1,226,007	13,889
Cost of insurance and administrative charges	(1,038,980)	(1,553,760)	(166,954)	(323,733)	(214,869)	(50,984)	(44,184)	(751)	(21,358)	(29,987)	(307,237)	(377,199)	(1,183,653)	(10,629)
Surrenders and forfeitures	(498,515)	(714,932)	(58,659)	(332,031)	(45,445)	(16,602)	(9,984)	—	(13,178)	(6,162)	(70,540)	(194,939)	(785,182)	(2,646)
Transfers between portfolios and the Guaranteed Account	(382,748)	(184,200)	(90,964)	37,321	115,272	(3,334)	20,134	(1)	20,626	(26,696)	87,860	(395,533)	(22,774)	11,602
Net (withdrawals) repayments due to policy loans	(33,199)	(122,776)	(305)	(22,725)	(63,343)	(3,781)	(857)	—	(3,298)	(90)	(4,350)	(42,014)	(132,945)	—
Withdrawals due to death benefits	(93,357)	(78,584)	(7,350)	(2,958)	—	—	—	—	—	(737)	(11,775)	(13,941)	(80,809)	—

Net (decrease) increase in net assets derived from policy transactions	(1,185,417)	(1,150,933)	(233,687)	(439,446)	299,651	80,407	68,425	(580)	42,007	16,332	(17,216)	(636,911)	(979,356)	12,216

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1,350)	1,400	(2,000)	(1,500)	6,456	(18)	(16)	(1)	2	6	(1,200)	(3,300)	12,889	1

Total increase (decrease) in net assets	(6,727,868)	(10,296,579)	(704,325)	(3,509,079)	(1,797,675)	(110,210)	(108,895)	(4,402)	(60,815)	(64,695)	(1,044,345)	(815,744)	(10,127,342)	9,695
Net Assets
Beginning of year	13,642,792	20,262,669	2,017,209	7,298,425	4,659,006	401,588	337,481	8,993	207,357	299,551	3,484,635	4,694,502	22,123,463	48,297

End of year	$6,914,924	$9,966,090	$1,312,884	$3,789,346	$2,861,331	$291,378	$228,586	$4,591	$146,543	$234,856	$2,440,290	$3,878,758	$11,996,121	$57,992

Changes in Units
Beginning units	25,431	41,535	7,417	14,645	26,024	2,333	1,883	36	1,162	3,044	9,266	16,223	47,738	410

Units purchased	4,126	5,995	456	1,022	5,676	1,390	991	1	589	1,248	1,686	2,312	5,346	248
Units sold	(6,756)	(8,462)	(1,452)	(2,260)	(3,111)	(747)	(438)	(4)	(276)	(1,091)	(1,890)	(4,389)	(7,634)	(145)

Ending units	22,801	39,068	6,421	13,407	28,589	2,976	2,436	33	1,475	3,201	9,062	14,146	45,450	513

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

						Lehman
	Fidelity	Fidelity		Fidelity	Fidelity	Brothers			Neuberger	Neuberger
	VIP III	VIP III	Fidelity	VIP IV	VIP IV	AMT	Neuberger	Neuberger	Berman	Berman	Neuberger	Neuberger
	Mid	Value	VIP IV	Freedom	Freedom	Short	Berman	Berman	AMT	AMT	Berman	Berman
	Cap	Strategies	Energy	Fund 2010	Fund 2030	Duration	AMT	AMT	Mid Cap	Socially	AMT	AMT
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Service	Service	Service	Service	Service	Portfolio — I	Portfolio I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Class	Class	Class 2	Class	Class	Class	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$(13,867)	$(146)	$(12,508)	$220	$609	$58,184	$(3,393)	$(57)	$(534)	$92,875	$(10,073)	$3,270
Net realized (loss) gain on investments	668,231	31,161	54,680	449	2,107	(64,088)	417,627	106	(6,117)	419,999	(20,757)	(11,807)
Net unrealized appreciation (depreciation) during the year	(2,467,728)	(219,000)	(1,122,945)	(3,737)	(24,914)	(225,111)	(1,915,703)	(2,515)	(39,994)	(3,418,581)	(742,303)	(754,711)

Net increase (decrease) in net assets operations	(1,813,364)	(187,985)	(1,080,773)	(3,068)	(22,198)	(231,015)	(1,501,469)	(2,466)	(46,645)	(2,905,707)	(773,133)	(763,248)

From Variable Life Policy Transactions
Policyholders’ net premiums	246,217	48,532	119,393	1,232	—	116,516	113,186	619	4,097	285,226	89,388	88,982
Cost of insurance and administrative charges	(168,474)	(20,227)	(58,547)	(1,950)	(7,614)	(128,822)	(202,755)	(1,271)	(4,655)	(138,570)	(35,783)	(35,205)
Surrenders and forfeitures	(124,460)	(18,231)	(9,563)	—	—	(277,734)	(201,745)	(5,915)	—	(120,213)	(6,131)	(5,481)
Transfers between portfolios and the Guaranteed Account	(142,566)	(33,047)	337,387	0	1	(437,903)	1,808	682	(72,249)	141,787	132,892	128,431
Net (withdrawals) repayments due to policy loans	(42,410)	(2,104)	(36,579)	—	—	7,124	(5,995)	—	(704)	(83,135)	(26,361)	(28,147)
Withdrawals due to death benefits	—	—	—	—	—	(304)	(5,525)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(231,693)	(25,077)	352,091	(718)	(7,613)	(721,123)	(301,026)	(5,885)	(73,511)	85,095	154,005	148,580

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	2,275	(52)	77	—	2	(2,100)	100	(4)	(24)	194	7	49

Total increase (decrease) in net assets	(2,042,782)	(213,114)	(728,605)	(3,786)	(29,809)	(954,238)	(1,802,395)	(8,355)	(120,180)	(2,820,418)	(619,121)	(614,619)
Net Assets
Beginning of year	4,746,104	391,857	1,838,358	12,562	62,315	2,148,350	3,100,387	11,947	168,013	7,199,492	1,598,075	1,594,301

End of year	$2,703,322	$178,743	$1,109,753	$8,776	$32,506	$1,194,112	$1,297,992	$3,592	$47,833	$4,379,074	$978,954	$979,682

Changes in Units
Beginning units	15,001	1,724	8,171	99	446	7,983	11,045	55	732	33,942	10,889	12,200

Units purchased	1,378	400	3,825	12	—	935	1,590	9	71	2,776	2,293	2,481
Units sold	(1,898)	(398)	(1,097)	(18)	(68)	(3,499)	(2,917)	(28)	(484)	(2,023)	(635)	(708)

Ending units	14,481	1,726	10,899	93	378	5,419	9,718	36	319	34,695	12,547	13,973

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

													Dreyfus	Dreyfus
												Dreyfus	Variable	Investment
		Van Eck	Van Eck	Van Eck					Alger		Wells	Variable	Investment	Portfolios —	Dreyfus
	Van Eck	Worldwide	Worldwide	Worldwide		Van Eck	Van Eck	Van Eck	American	Wells	Fargo	Investment	Fund —	Small Cap	Stock
	Worldwide	Hard	Emerging	Real	Van Eck	Worldwide	Worldwide	Worldwide	Small	Fargo	VT	Fund —	Developing	Stock	Index
	Bond	Assets	Markets	Estate	Worldwide	Hard	Emerging	Real	Capitalization	Advantage	Opportunity	Appreciation	Leaders	Index	Fund,
	Fund:	Fund:	Fund:	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	VT	Fund —	Portfolio:	Portfolio:	Portfolio:	Inc.:
	Initial	Initial	Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	Discovery	Investor	Initial	Initial	Service	Initial
	Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$59,137	$(7,917)	$(23,112)	$26,127	$14,567	$(3,424)	$(6,745)	$16,718	$(38,588)	$(8,889)	$9,280	$4,477	$131	$1,105	$8,856
Net realized (loss) gain on investments	(18,408)	659,530	1,764,495	46,245	(4,427)	116,850	293,916	(3,954)	371,581	68,436	188,941	27,106	1,216	141,499	(5,571)
Net unrealized appreciation (depreciation) during the year	(20,954)	(1,714,749)	(4,845,793)	(472,748)	(13,700)	(460,342)	(1,107,987)	(256,659)	(3,693,270)	(710,009)	(574,582)	(147,046)	(38,046)	(527,797)	(278,963)

Net increase (decrease) in net assets operations	19,775	(1,063,136)	(3,104,410)	(400,376)	(3,560)	(346,916)	(820,816)	(243,895)	(3,360,277)	(650,462)	(376,361)	(115,463)	(36,699)	(385,193)	(275,678)

From Variable Life Policy Transactions
Policyholders’ net premiums	34,096	41,011	85,216	12,871	35,012	60,905	105,933	37,205	435,131	106,847	76,488	67,339	9,265	300,822	145,943
Cost of insurance and administrative charges	(56,869)	(116,719)	(152,749)	(38,601)	(25,493)	(36,750)	(61,638)	(19,991)	(454,239)	(116,479)	(58,659)	(28,934)	(3,725)	(108,670)	(53,568)
Surrenders and forfeitures	(43,001)	(370,439)	(112,510)	(28,428)	(11,934)	(3,639)	(15,986)	(22,399)	(242,267)	(101,451)	(44,664)	(5,484)	(132)	(22,132)	(5,404)
Transfers between portfolios and the Guaranteed Account	(42,105)	134,624	155,103	(41,433)	68,265	179,836	124,696	(62,630)	1,930	(20,897)	(19,929)	(66,921)	393	11,823	44,513
Net (withdrawals) repayments due to policy loans	(13,072)	(9,946)	(45,733)	192	(5,526)	(94,131)	(322)	(70,067)	(27,720)	(3,616)	(4,993)	1,692	(1,114)	(20,512)	(5,491)
Withdrawals due to death benefits	(12,723)	—	(33,368)	(9)	—	(28,740)	(30,009)	(369)	(8,673)	—	—	(17,961)	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(133,674)	(321,469)	(104,041)	(95,408)	60,324	77,481	122,674	(138,251)	(295,838)	(135,596)	(51,757)	(50,269)	4,687	161,331	125,993

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4,183)	(1,600)	1,600	500	6	6	(96)	(19)	300	(531)	(644)	200	(100)	(37)	(9)

Total increase (decrease) in net assets	(118,082)	(1,386,205)	(3,206,851)	(495,284)	56,770	(269,429)	(698,238)	(382,165)	(3,655,815)	(786,589)	(428,762)	(165,532)	(32,112)	(223,899)	(149,694)
Net Assets
Beginning of year	762,660	2,718,994	4,904,156	795,049	233,193	660,585	1,179,441	589,176	7,402,064	1,563,650	983,660	432,682	93,078	1,125,206	642,574

End of year	$644,578	$1,332,789	$1,697,305	$299,765	$289,963	$391,156	$481,203	$207,011	$3,746,249	$777,061	$554,898	$267,150	$60,966	$901,307	$492,880

Changes in Units
Beginning units	2,156	2,852	8,823	1,969	1,874	1,966	3,763	2,922	31,313	16,278	6,666	2,675	591	5,485	3,759

Units purchased	217	468	938	157	5,728	1,340	1,711	843	3,918	2,128	731	598	71	2,222	1,411
Units sold	(614)	(800)	(1,213)	(494)	(5,338)	(1,130)	(1,086)	(1,461)	(5,462)	(3,786)	(1,110)	(959)	(39)	(1,221)	(636)

Ending units	1,759	2,520	8,548	1,632	2,264	2,176	4,388	2,304	29,769	14,620	6,287	2,314	623	6,486	4,534

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

													Janus
													Aspen
				American		American				Janus	Janus		Series —	Janus	Janus
				Century		Century		American	Janus	Aspen	Aspen	Janus	INTECH	Aspen	Aspen
	American	American	American	VP	American	VP	American	Century	Aspen	Series —	Series —	Aspen	Risk-	Series —	Series —
	Century	Century	Century	Income	Century	Mid	Century	VP	Series —	International	Global	Series —	Managed	International	Global
	VP	VP	VP	and	VP	Cap	VP	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology
	International	Ultra	Value	Growth	International	Value	Vista	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$511	$(2,295)	$92,133	$1,336	$268	$(222)	$(550)	$15,768	$(4,859)	$32,941	$(478)	$6,179	$(5)	$42,721	$(32)
Net realized (loss) gain on investments	37,132	46,532	164,761	10,011	60,759	(503)	290	2,212	90,050	251,253	(11,846)	23,010	(86)	339,296	(22)
Net unrealized appreciation (depreciation) during the year	(190,436)	(206,198)	(1,879,050)	(57,844)	(299,305)	(10,126)	(49,524)	(31,527)	(470,259)	(1,318,340)	(22,005)	(84,916)	(7,608)	(1,824,406)	(2,827)

Net increase (decrease) in net assets operations	(152,793)	(161,961)	(1,622,156)	(46,497)	(238,278)	(10,851)	(49,784)	(13,547)	(385,068)	(1,034,146)	(34,329)	(55,727)	(7,699)	(1,442,389)	(2,881)

From Variable Life Policy Transactions
Policyholders’ net premiums	12,624	58,585	235,937	25,601	26,662	5,309	10,540	23,077	91,353	16,417	745	7,861	5,799	183,589	1,307
Cost of insurance and administrative charges	(8,855)	(44,708)	(140,762)	(15,965)	(41,446)	(2,809)	(8,486)	(27,477)	(53,413)	(49,295)	(2,433)	(15,565)	(3,445)	(103,332)	(797)
Surrenders and forfeitures	(15,964)	(17,367)	(160,353)	(8,411)	(3,772)	(3,745)	(343)	(8,302)	(8,802)	(112,021)	(517)	(20,676)	—	(21,058)	(1,558)
Transfers between portfolios and the Guaranteed Account	156	(24,663)	(519,944)	(5,137)	(32,484)	34,979	(30,670)	194,989	25,192	290,940	40,227	229,251	214	213,945	4
Net (withdrawals) repayments due to policy loans	(1)	1,884	(44,085)	(1,854)	(3,551)	—	345	(4,410)	(332)	(5,895)	(481)	(2,355)	—	(124,751)	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	(22,951)	—	—	—	—	(23,870)	—

Net (decrease) increase in net assets derived from policy transactions	(12,040)	(26,269)	(629,207)	(5,766)	(54,591)	33,734	(28,614)	177,877	31,047	140,146	37,541	198,516	2,568	124,523	(1,044)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(600)	(500)	(1,500)	(5)	14	1	5	14	(600)	200	(200)	(4)	1	—	(10)

Total increase (decrease) in net assets	(165,433)	(188,730)	(2,252,863)	(52,268)	(292,855)	22,884	(78,393)	164,344	(354,621)	(893,800)	3,012	142,785	(5,130)	(1,317,866)	(3,935)
Net Assets
Beginning of year	352,403	417,273	5,997,111	137,606	573,796	21,310	122,644	160,063	820,020	1,889,559	29,950	161,081	19,254	2,823,884	6,838
End of year	$186,970	$228,543	$3,744,248	$85,338	$280,941	$44,194	$44,251	$324,407	$465,399	$995,759	$32,962	$303,866	$14,124	$1,506,018	$2,903

Changes in Units
Beginning units	978	2,945	32,191	818	3,106	163	716	1,130	3,218	3,208	117	739	95	10,179	45

Units purchased	82	624	2,520	224	295	359	339	2,752	1,932	927	366	2,562	50	3,393	12
Units sold	(113)	(726)	(6,853)	(242)	(624)	(71)	(548)	(1,943)	(1,637)	(598)	(272)	(1,246)	(34)	(2,127)	(22)

Ending units	947	2,843	27,858	800	2,777	451	507	1,939	3,513	3,537	211	2,055	111	11,445	35

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

					Oppenheimer
	Oppenheimer	Oppenheimer		Oppenheimer	Main			AIM V.I.	AIM V.I.	AIM V.I.	Federated	Federated	Federated
	Capital	Global	Oppenheimer	High	Street	Oppenheimer	Oppenheimer	Basic	Capital	Capital	Quality	American	Capital
	Appreciation	Securities	Main Street	Income	Small Cap	Global	High	Value	Appreciation	Development	Bond	Leaders	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	Income	Fund:	Fund:	Fund:	Fund II:	Fund II:	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Series I	Series I	Primary	Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$(5,160)	$4,023	$5,142	$7,078	$(5,060)	$10,031	$11,545	$321	$(1,133)	$(1,542)	$13,090	$24	$(127)
Net realized (loss) gain on investments	4,586	40,366	40,452	(8,877)	137,314	83,656	(45,127)	25,646	3,806	27,472	(15,752)	388	1,644
Net unrealized appreciation (depreciation) during the year	(509,176)	(303,459)	(349,638)	(58,554)	(1,196,071)	(770,769)	(163,646)	(122,253)	(83,895)	(152,360)	(17,812)	(1,246)	(14,345)

Net increase (decrease) in net assets operations	(509,750)	(259,070)	(304,044)	(60,353)	(1,063,817)	(677,082)	(197,228)	(96,286)	(81,222)	(126,430)	(20,474)	(834)	(12,828)

From Variable Life Policy Transactions
Policyholders’ net premiums	94,501	18,257	35,687	1,514	114,997	258,315	14,299	12,416	15,804	20,299	65,518	232	1,736
Cost of insurance and administrative charges	(66,870)	(34,474)	(32,966)	(5,109)	(65,490)	(89,299)	(7,663)	(13,679)	(6,918)	(15,041)	(22,549)	(213)	(796)
Surrenders and forfeitures	(19,779)	(45,797)	(9,860)	(7,341)	(48,457)	(28,154)	(6,560)	(16,699)	(9,398)	(15,167)	(7,902)	—	—
Transfers between portfolios and the Guaranteed Account	(111,938)	87,650	(52,038)	(44,363)	(31,036)	298,666	(183,366)	12,754	13,860	6,175	135,998	(0)	(5,037)
Net (withdrawals) repayments due to policy loans	426	(1,168)	(3,741)	182	(38,146)	(6,307)	—	1,618	844	1,257	492	202	—
Withdrawals due to death benefits	(16,911)	—	(2,461)	—	—	(2,336)	—	—	—	—	(111,856)	—	—

Net (decrease) increase in net assets derived from policy transactions	(120,571)	24,468	(65,379)	(55,117)	(68,132)	430,885	(183,290)	(3,590)	14,192	(2,477)	59,701	221	(4,097)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	3,858	(900)	100	(29)	(608)	83	67	1	—	—	(7)	2	(8)

Total increase (decrease) in net assets	(626,463)	(235,502)	(369,323)	(115,499)	(1,132,557)	(246,114)	(380,451)	(99,875)	(67,030)	(128,907)	39,220	(611)	(16,933)
Net Assets
Beginning of year	1,229,319	591,985	827,862	131,027	2,808,481	1,308,423	434,159	194,340	180,873	272,568	133,130	2,302	48,623

End of year	$602,856	$356,483	$458,539	$15,528	$1,675,924	$1,062,309	$53,708	$94,465	$113,843	$143,661	$172,350	$1,691	$31,690

Changes in Units
Beginning units	7,280	1,812	4,828	850	11,778	8,061	4,427	983	1,064	1,180	1,030	16	212

Units purchased	1,215	348	387	9	743	4,414	812	475	214	178	2,049	4	25
Units sold	(2,035)	(373)	(930)	(365)	(1,055)	(1,450)	(2,668)	(430)	(137)	(145)	(1,731)	(3)	(59)

Ending units	6,460	1,787	4,285	494	11,466	11,025	2,571	1,028	1,141	1,213	1,348	17	178

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

	Franklin			Franklin	Franklin
	Templeton	Franklin	Franklin	Templeton	Templeton
	VIP	Templeton	Templeton	VIP	VIP			MFS
	Franklin	VIP	VIP	Templeton	Templeton	AllianceBernstein		Investors		Putnam	Putnam
	Small	Franklin	Templeton	Developing	Global	Growth	AllianceBernstein	Growth	MFS	VT	VT	Putnam
	Cap Value	Rising	Foreign	Markets	Income	and	Small/Mid	Stock	Value	Growth &	International	VT
	Securities	Dividends	Securities	Securities	Securities	Income	Cap Value	Series:	Series:	Income	Equity	Voyager
	Fund:	Securities Fund:	Fund:	Fund	Fund	Portfolio:	Portfolio:	Initial	Initial	Fund:	Fund:	Fund:
	Class 1	Class 1	Class 1	Class 3	Class 3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

From Operations
Net investment income (loss)	$23,522	$9,840	$4,513	$19,665	$8,248	$6,207	$771	$(170)	$2,484	$1,306	$1,030	$(558)
Net realized (loss) gain on investments	257,693	145	41,826	165,283	32,088	64,278	58,588	5,455	40,177	(2,618)	11,234	(3,358)
Net unrealized appreciation (depreciation) during the year	(1,480,668)	(234,224)	(157,405)	(847,375)	(10,821)	(297,109)	(420,232)	(52,344)	(357,287)	(40,280)	(50,089)	(27,500)

Net increase (decrease) in net assets operations	(1,199,453)	(224,239)	(111,066)	(662,427)	29,515	(226,624)	(360,873)	(47,059)	(314,626)	(41,592)	(37,825)	(31,416)

From Variable Life Policy Transactions
Policyholders’ net premiums	181,948	85,675	12,306	75,769	16,063	30,829	22,508	4,671	44,574	21,438	816	19,976
Cost of insurance and administrative charges	(113,518)	(58,654)	(13,801)	(33,530)	(16,836)	(24,028)	(24,040)	(3,090)	(37,602)	(7,256)	(2,057)	(5,964)
Surrenders and forfeitures	(83,593)	(27,194)	(38,194)	(4,000)	—	(6,619)	(43,750)	(562)	(36,497)	(1,802)	(17,559)	(1,748)
Transfers between portfolios and the Guaranteed Account	(124,948)	(30,259)	(86,138)	144,734	(472,691)	(42,732)	24,126	1,312	250,190	(20,023)	(1,292)	(24,452)
Net (withdrawals) repayments due to policy loans	(26,661)	837	263	(85,955)	(43)	(473)	(4,139)	464	(1,409)	(564)	14	31
Withdrawals due to death benefits	—	(16,327)	—	(26,209)	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(166,772)	(45,922)	(125,564)	70,809	(473,507)	(43,023)	(25,295)	2,795	219,256	(8,207)	(20,078)	(12,157)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(905)	(2)	294	(38)	8	(197)	(3)	7	5	2	17	(1)

Total increase (decrease) in net assets	(1,367,130)	(270,163)	(236,336)	(591,656)	(443,984)	(269,844)	(386,171)	(44,257)	(95,365)	(49,797)	(57,886)	(43,574)
Net Assets
Beginning of year	3,618,504	858,006	374,511	1,275,110	744,024	586,571	1,005,414	124,112	769,173	112,056	100,136	90,102

End of year	$2,251,374	$587,843	$138,175	$683,454	$300,040	$316,727	$619,243	$79,855	$673,808	$62,259	$42,250	$46,528

Changes in Units
Beginning units	15,121	4,655	962	6,159	6,131	2,537	2,867	770	3,744	733	324	635

Units purchased	1,472	764	46	2,265	570	202	292	63	1,327	206	3	230
Units sold	(2,416)	(1,070)	(399)	(1,396)	(4,355)	(481)	(410)	(41)	(685)	(269)	(59)	(341)

Ending units	14,177	4,349	609	7,028	2,346	2,258	2,749	792	4,386	670	268	524

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

										T Rowe
		Vanguard			Van Kampen	Van Kampen		T Rowe	T Rowe	Price
		Total	Vanguard	Vanguard	Core Plus	Emerging	Van Kampen	Price Blue	Price	Limited
	Vanguard	Bond	High	Mid	Fixed	Markets	U.S. Real	Chip	Equity	Term
	Equity	Market	Yield	Cap	Income	Debt	Estate	Growth	Income	Bond
	Income	Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio	Portfolio	Portfolio
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

From Operations
Net investment income (loss)	$5,290	$4,327	$6,561	$1,836	$5,536	$2,846	$102,527	$(3,857)	$4,939	$1,949
Net realized (loss) gain on investments	16,151	719	(5,342)	40,255	(8,414)	1,551	1,400,610	(879)	(4,831)	(75)
Net unrealized appreciation (depreciation) during the year	(115,068)	952	(29,698)	(251,538)	(12,190)	(11,689)	(3,093,536)	(319,772)	(150,053)	(1,675)

Net increase (decrease) in net assets operations	(93,627)	5,998	(28,479)	(209,447)	(15,068)	(7,292)	(1,590,399)	(324,508)	(149,945)	199

From Variable Life Policy Transactions
Policyholders’ net premiums	93,982	38,053	45,828	154,004	9,967	478	225,769	199,935	26,110	3,342
Cost of insurance and administrative charges	(27,481)	(12,023)	(11,976)	(39,811)	(13,557)	(2,949)	(117,404)	(56,661)	(17,739)	(3,936)
Surrenders and forfeitures	(1,449)	(2,584)	(43)	(6,578)	(10,473)	—	(73,049)	(196)	(1,033)	(74)
Transfers between portfolios and the Guaranteed Account	4,461	(15,799)	(7,222)	18,395	(62)	1,763	(212,033)	41,054	(8,085)	4,576
Net (withdrawals) repayments due to policy loans	(371)	(669)	323	(448)	477	(44)	(36,749)	(13,071)	(48)	(1,562)
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	69,142	6,978	26,910	125,562	(13,648)	(752)	(213,466)	171,061	(795)	2,346

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	5	1	(11)	1	5	(6,095)	24	(50)	—

Total increase (decrease) in net assets	(24,485)	12,981	(1,568)	(83,896)	(28,715)	(8,039)	(1,809,960)	(153,423)	(150,790)	2,545

Net Assets
Beginning of year	246,918	129,059	97,630	410,082	116,348	47,007	4,330,186	656,911	403,885	60,055

End of year	$222,433	$142,040	$96,062	$326,186	$87,633	$38,968	$2,520,226	$503,488	$253,095	$62,600

Changes in Units
Beginning units	1,453	1,084	723	1,999	911	275	15,827	4,816	3,169	553

Units purchased	687	323	366	1,185	388	13	1,657	2,443	448	118
Units sold	(227)	(262)	(169)	(425)	(492)	(22)	(2,253)	(774)	(478)	(98)

Ending units	1,913	1,145	920	2,759	807	266	15,231	6,485	3,139	573

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

											Nationwide
										Nationwide	Multi-
									Van	Multi-	Manager
			Nationwide	Nationwide		Nationwide	Nationwide		Kampen	Manager	NVIT	Nationwide
		Nationwide	NVIT	NVIT	JP Morgan	NVIT	NVIT	Nationwide	NVIT	NVIT	Small	NVIT
		NVIT	Money	Government	NVIT	Mid Cap	International	NVIT	Comstock	Small	Cap	S&P 500
		Nationwide	Market	Bond	Balanced	Growth	Value	Growth	Value	Company	Growth	Index
		Fund —	Fund —	Fund —	Fund —	Fund —	Fund	Fund —	Fund —	Fund —	Fund —	Fund —
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV

From Operations
Net investment income (loss)	$1,963,375	$12,731	$188,258	$76,900	$22,472	($54,811)	$70,349	($16,369)	$54,998	($17,797)	$14,549	$255,350
Net realized (loss) gain on investments	27,474,459	192,067	—	(16,626)	65,836	1,127,904	1,152,995	187,923	1,441,688	479,938	534,554	65,761
Net unrealized appreciation (depreciation) during the year	(7,642,834)	37,000	—	67,451	(29,602)	(424,384)	(1,087,812)	367,830	(1,517,506)	(432,482)	(767,706)	894,578

Net increase in net assets from operations	21,795,000	241,798	188,258	127,725	58,706	648,709	135,532	539,384	(20,820)	29,659	(218,603)	1,215,689

From Variable Life Policy Transactions
Policyholders’ net premiums	23,280,399	285,304	1,657,635	142,760	118,583	569,356	195,959	298,158	473,705	458,326	248,202	2,649,447
Cost of insurance and administrative charges	(14,675,841)	(268,329)	(634,047)	(133,166)	(142,958)	(447,267)	(186,887)	(271,598)	(288,018)	(213,008)	(213,810)	(2,493,740)
Surrenders and forfeitures	(7,880,781)	(147,503)	(398,485)	(57,480)	(90,961)	(269,407)	(187,234)	(153,801)	(149,444)	(90,810)	(125,932)	(1,346,210)
Transfers between portfolios and the Guaranteed Account	(269,234)	(48,394)	(604,191)	7,703	(13,709)	(2,117,075)	(1,431,445)	(140,628)	(4,261,703)	11,904	(152,948)	(294,211)
Net (withdrawals) repayments due to policy loans	(1,791,655)	(27,092)	(130,139)	(441)	3,919	(73,049)	(5,358)	(42,814)	(32,395)	(39,708)	(54,804)	(244,887)
Withdrawals due to death benefits	(1,136,423)	(44,612)	(68,665)	(1,417)	(10,135)	(6,760)	(52,954)	(21,289)	(19,753)	(14,213)	(17,027)	(195,260)

Net (decrease) increase in net assets derived from policy transactions	(2,473,535)	(250,626)	(177,892)	(42,041)	(135,261)	(2,344,202)	(1,667,919)	(331,972)	(4,277,608)	112,491	(316,319)	(1,924,861)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(117)	1,492	—	(1)	(1)	(12)	5,996	(13)	990	(2)	(2)	1,034

Total increase (decrease) in net assets	19,321,348	(7,336)	10,366	85,683	(76,556)	(1,695,505)	(1,526,391)	207,399	(4,297,438)	142,148	(534,924)	(708,138)
Net Assets
Beginning of year	221,840,446	3,277,251	4,574,592	1,962,695	1,510,086	8,082,937	5,234,007	2,953,602	7,462,610	2,692,721	3,264,559	28,131,572

End of year	$241,161,794	$3,269,915	$4,584,958	$2,048,378	$1,433,530	$6,387,432	$3,707,616	$3,161,001	$3,165,172	$2,834,869	$2,729,635	$27,423,434

Changes in Units
Beginning units	809,229	7,142	24,011	5,887	3,990	13,529	8,882	22,025	40,997	14,331	15,167	58,531

Units purchased	326,775	732	14,657	763	393	1,172	453	2,347	3,640	3,067	1,925	6,668
Units sold	(295,915)	(1,258)	(15,852)	(897)	(771)	(5,049)	(3,024)	(4,554)	(26,944)	(2,273)	(3,269)	(10,258)

Ending units	840,089	6,616	22,816	5,753	3,612	9,652	6,311	19,818	17,693	15,125	13,823	54,941

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Nationwide	Nationwide						Nationwide
		Nationwide	Nationwide	Nationwide	NVIT	NVIT		Nationwide	Federated	Nationwide	Nationwide	NVIT
	Nationwide	NVIT	NVIT	NVIT	Investor	Investor	Gartmore	NVIT	NVIT	NVIT	NVIT	Global
	NVIT	Investor	Investor	Investor	Destinations	Destinations	NVIT	Mid	High	Global	Global	Technology
	Government	Destinations	Destinations	Destinations	Moderately	Moderately	Emerging	Cap	Income	Financial	Health	and
	Bond	Aggressive	Conservative	Moderate	Aggressive	Conservative	Markets	Index	Bond	Services	Sciences	Communications
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Class I	Class II	Class II	Class II	Class II	Class II	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$567	$6,929	$8,112	$27,727	$24,485	$4,681	$122	$9,737	$1,762	$1,642	($3,751)	($3,771)
Net realized (loss) gain on investments	(45)	28,493	9,483	43,514	65,925	4,564	215,369	68,515	(81)	9,292	63,171	189,985
Net unrealized appreciation (depreciation) during the year	678	(11,324)	(6,389)	(26,494)	(23,875)	(7,549)	(29,102)	(30,816)	(1,012)	(11,077)	7,484	(70,601)

Net increase in net assets from operations	1,200	24,098	11,206	44,747	66,535	1,696	186,389	47,436	669	(143)	66,904	115,613

From Variable Life Policy Transactions
Policyholders’ net premiums	3,487	104,535	36,509	185,164	155,560	7,249	18,534	78,778	1,401	1,163	18,224	21,678
Cost of insurance and administrative charges	(2,042)	(52,654)	(12,275)	(138,659)	(140,601)	(5,819)	(22,859)	(35,625)	(3,787)	(1,654)	(10,119)	(10,608)
Surrenders and forfeitures	—	(2,881)	(1,772)	(7,000)	(6,553)	—	(28,651)	(18,250)	—	(849)	(4,438)	—
Transfers between portfolios and the Guaranteed Account	19,247	32,086	205,910	1,101,167	299,981	175,834	(295,627)	1,861,917	283	(222)	(534,699)	(633,633)
Net (withdrawals) repayments due to policy loans	—	(7,835)	(703)	(1,451)	(1,715)	—	(397)	(10,243)	—	(11,621)	87	81
Withdrawals due to death benefits	—	—	—	(2,466)	—	—	—	(4,153)	—	—	(1,582)	(1,611)

Net (decrease) increase in net assets derived from policy transactions	20,692	73,251	227,669	1,136,755	306,672	177,264	(329,000)	1,872,424	(2,103)	(13,183)	(532,527)	(624,093)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(3)	(24)	(41)	(81)	(80)	(1)	(210)	(131)	(5)	(5)	6	60

Total increase (decrease) in net assets	21,889	97,325	238,834	1,181,421	373,127	178,959	(142,821)	1,919,729	(1,439)	(13,331)	(465,617)	(508,420)
Net Assets
Beginning of year	8,629	490,951	56,901	845,785	1,452,714	33,680	656,309	649,064	26,664	73,211	690,825	660,835

End of year	$30,518	$588,276	$295,735	$2,027,206	$1,825,841	$212,639	$513,488	$2,568,793	$25,225	$59,880	$225,208	$152,415

Changes in Units
Beginning units	78	2,757	473	5,262	7,155	227	1,101	2,566	141	174	2,404	2,157

Units purchased	211	778	2,789	7,272	3,783	1,659	375	9,316	6	8	584	135
Units sold	(30)	(409)	(900)	(1,947)	(1,946)	(383)	(899)	(1,075)	(23)	(37)	(2,253)	(1,838)

Ending units	259	3,126	2,362	10,587	8,992	1,503	577	10,807	124	145	735	454

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Nationwide		Van					Nationwide
		Multi-Manager	Nationwide	Kampen			Nationwide	Nationwide	NVIT		Federated	American
	Gartmore	NVIT	NVIT	NVIT	Nationwide	Gartmore	NVIT	NVIT	Global	Gartmore	NVIT	Funds	American
	NVIT	Small	U.S.	Multi	NVIT	NVIT	Global	Global	Technology	NVIT	High	NVIT	Funds
	Global	Cap	Growth	Sector	International	Emerging	Financial	Health	and	Global	Income	Asset	NVIT
	Utilities	Growth	Leaders	Bond	Value	Markets	Services	Sciences	Communications	Utilities	Bond	Allocation	Bond
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Class I	Class I	Class I	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class II	Class II

From Operations
Net investment income (loss)	$3,617	$(2,261)	$(2,972)	$7,748	$32,972	$(217)	$320	$(7,249)	$(7,923)	$2,720	$2,261	$46,160	$97
Net realized (loss) gain on investments	58,966	1,967	3,513	56	818,000	132,090	1,853	122,620	404,251	44,238	(23)	152	(2)
Net unrealized appreciation (depreciation) during the year	(40,615)	26,337	75,402	539	(765,468)	139,157	(1,331)	(23,119)	(206,425)	(18,514)	(1,584)	(61,260)	(92)

Net increase in net assets from operations	21,968	26,043	75,943	8,343	85,504	271,030	842	92,252	189,903	28,444	654	(14,948)	3

From Variable Life Policy Transactions
Policyholders’ net premiums	6,933	45,178	45,484	51,625	312,068	87,959	2,539	103,305	94,287	14,410	7,978	37,361	130
Cost of insurance and administrative charges	(8,027)	(22,664)	(34,674)	(19,598)	(87,353)	(43,572)	(2,135)	(21,549)	(22,927)	(15,392)	(2,045)	(17,534)	(45)
Surrenders and forfeitures	—	(3,980)	(10,962)	(1,070)	(30,859)	(2,272)	—	(977)	—	(1,016)	—	—	—
Transfers between portfolios and the Guaranteed Account	190,268	(8,135)	(18,918)	56,928	(2,950,841)	83,188	(21,533)	(1,219,183)	(1,331,128)	(25,733)	9,161	3,157,934	2,118
Net (withdrawals) repayments due to policy loans	919	272	(1,314)	(4,862)	(1,233)	(8,340)	—	(5,102)	(8,764)	(480)	—	(8,332)	—
Withdrawals due to death benefits	(29,013)	—	—	(1,198)	(817)	—	—	(1,016)	(1,150)	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	161,080	10,671	(20,384)	81,825	(2,759,035)	116,963	(21,129)	(1,144,522)	(1,269,682)	(28,211)	15,094	3,169,429	2,203

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(11)	(20)	(26)	(18)	3,288	(60)	(3)	76	(519)	(11)	(4)	(119)	—

Total increase (decrease) in net assets	183,037	36,694	55,533	90,150	(2,670,243)	387,933	(20,290)	(1,052,194)	(1,080,298)	222	15,744	3,154,362	2,206
Net Assets
Beginning of year	100,394	290,346	368,280	189,096	3,704,183	568,153	33,314	1,234,613	1,248,056	145,584	22,443	—	—

End of year	$283,431	$327,040	$423,813	$279,246	$1,033,940	$956,086	$13,024	$182,420	$167,758	$145,806	$38,187	$3,154,362	$2,206

Changes in Units
Beginning units	225	1,681	1,938	1,541	23,667	2,693	215	11,374	10,511	796	195	—	—

Units purchased	508	361	491	751	2,434	1,010	16	1,086	1,299	327	146	28,810	21
Units sold	(202)	(294)	(570)	(234)	(19,640)	(565)	(145)	(10,965)	(10,625)	(456)	(17)	(305)	—

Ending units	531	1,748	1,859	2,058	6,461	3,138	86	1,495	1,185	667	324	28,505	21

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

	American		American	Fidelity		Fidelity			Fidelity
	Funds	American	Funds	VIP	Fidelity	VIP	Fidelity	Fidelity	VIP	Fidelity	Fidelity	Fidelity
	NVIT	Funds	NVIT	Equity-	VIP	High	VIP	VIP	Equity-	VIP	VIP	VIP
	Global	NVIT	Growth —	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas
	Growth	Growth	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund —	Fund —	Fund —	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service
	Class II	Class II	Class II	Class	Class	Class	Class	Class R	Class	Class	Class	Class R

From Operations
Net investment income (loss)	$1,858	$38	$13	$155,726	$24,335	$160,872	$189,455	$126,658	$4,442	$(523)	$210	$4,250
Net realized (loss) gain on investments	2,791	1,701	(2)	1,420,729	(7,215)	100,951	916,859	1,005,781	36,263	13,512	845	14,196
Net unrealized appreciation (depreciation) during the year	985	13,738	(63)	(1,398,411)	4,394,109	(207,341)	(37,909)	(362,744)	(45,537)	55,039	261	5,876

Net increase in net assets from operations	5,634	15,477	(52)	178,044	4,411,229	54,482	1,068,405	769,695	(4,832)	68,028	1,316	24,322

From Variable Life Policy Transactions
Policyholders’ net premiums	3,018	407,733	332	1,078,679	1,775,207	146,429	276,728	620,938	87,724	91,225	178	65,403
Cost of insurance and administrative charges	(11,125)	(3,941)	(97)	(1,059,217)	(1,566,271)	(202,738)	(335,600)	(212,716)	(42,645)	(39,556)	(804)	(21,740)
Surrenders and forfeitures	—	—	—	(623,151)	(863,084)	(180,400)	(296,993)	(87,678)	(3,322)	(4,671)	(19)	(3,584)
Transfers between portfolios and the Guaranteed Account	174,403	(6,881)	1,186	(330,234)	(991,232)	(421,037)	(51,591)	(1,391,614)	96,792	(13,368)	—	9,744
Net (withdrawals) repayments due to policy loans	(479)	—	—	(187,394)	(83,139)	(8,551)	(22,411)	(49,056)	(240)	(628)	—	—
Withdrawals due to death benefits	—	—	—	(163,722)	(52,682)	(39,066)	(80,379)	(18,969)	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	165,817	396,911	1,421	(1,285,039)	(1,781,201)	(705,363)	(510,246)	(1,139,095)	138,309	33,002	(645)	49,823

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(9)	(20)	(1)	4,505	(65)	—	21	17	(17)	(1)	(1)	(13)

Total increase (decrease) in net assets	171,442	412,368	1,368	(1,102,490)	2,629,963	(650,881)	558,180	(369,383)	133,460	101,029	670	74,132
Net Assets
Beginning of year	—	2,550	—	14,745,282	17,632,706	2,668,090	6,740,245	5,028,389	268,128	236,452	8,323	133,225

End of year	$171,442	$414,918	$1,368	$13,642,792	$20,262,669	$2,017,209	$7,298,425	$4,659,006	$401,588	$337,481	$8,993	$207,357

Changes in Units
Beginning units	—	25	—	27,458	45,655	10,507	15,866	32,713	1,568	1,662	39	869

Units purchased	1,824	3,804	15	3,083	5,213	739	1,225	5,135	1,034	635	1	486
Units sold	(424)	(206)	(1)	(5,110)	(9,333)	(3,829)	(2,446)	(11,824)	(269)	(414)	(4)	(193)

Ending units	1,400	3,623	14	25,431	41,535	7,417	14,645	26,024	2,333	1,883	36	1,162

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

			Fidelity		Fidelity				Fidelity	Fidelity	Lehman
		Fidelity	VIP II		VIP II	Fidelity	Fidelity		VIP IV	VIP IV	Brothers
	VIP	VIP II	Investment	Fidelity	Investment	VIP III	VIP III	Fidelity	Freedom	Freedom	AMT	Neuberger
	High	Asset	Grade	VIP II	Grade	Mid	Value	VIP IV	Fund	Fund	Short	Berman
	Income	Manager	Bond	Contrafund	Bond	Cap	Strategies	Energy	2010	2030	Duration	AMT
	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Bond	Partners
	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Service	Service	Portfolio —	Portfolio
	Class R	Class	Class	Class	Class	Class	Class	Class 2	Class	Class	I Class	I Class

From Operations
Net investment income (loss)	$15,734	$187,300	$161,595	$37,126	$1,550	$(663)	$200	$(3,138)	$202	$811	$52,443	$(675)
Net realized (loss) gain on investments	(252)	173,133	(22,164)	7,010,420	(66)	717,409	41,830	120,144	574	3,474	(15,455)	387,685
Net unrealized appreciation (depreciation) during the year	(16,983)	114,917	24,496	(3,449,265)	115	(65,332)	(30,315)	196,162	212	1,338	38,818	(135,769)

Net increase in net assets from operations	(1,501)	475,350	163,927	3,598,281	1,599	651,414	11,715	313,168	988	5,623	75,806	251,241

From Variable Life Policy Transactions
Policyholders’ net premiums	62,572	296,830	479,328	1,847,523	11,928	620,437	61,604	59,706	—	10,615	144,032	177,091
Cost of insurance and administrative charges	(7,865)	(304,976)	(363,348)	(1,210,477)	(8,340)	(166,177)	(26,671)	(22,510)	(1,587)	(7,039)	(109,581)	(186,566)
Surrenders and forfeitures	(1,956)	(193,374)	(190,238)	(790,353)	(2,061)	(57,698)	(9,660)	—	—	—	(59,345)	(46,485)
Transfers between portfolios and the Guaranteed Account	248,531	(55,447)	(16,321)	(3,853,558)	(362)	(671,519)	5,072	1,412,578	(3)	65	277,509	(11,307)
Net (withdrawals) repayments due to policy loans	(225)	(78,450)	(28,492)	(151,851)	—	(7,443)	241	(11,991)	—	—	(19,652)	1,224
Withdrawals due to death benefits	—	(71,743)	(7,658)	(35,299)	—	(7,604)	—	—	—	—	(4,027)	(3,599)

Net (decrease) increase in net assets derived from policy transactions	301,057	(407,160)	(126,729)	(4,194,015)	1,165	(290,004)	30,586	1,437,783	(1,590)	3,641	228,936	(69,642)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(5)	(1)	(11)	(7,409)	(3)	334	(13)	(89)	(3)	(4)	(2)	17

Total increase (decrease) in net assets	299,551	68,189	37,187	(603,143)	2,761	361,744	42,288	1,750,862	(605)	9,260	304,740	181,616
Net Assets
Beginning of year	—	3,416,446	4,657,315	22,726,606	45,536	4,384,360	349,569	87,496	13,167	53,055	1,843,610	2,918,771

End of year	$299,551	$3,484,635	$4,694,502	$22,123,463	$48,297	$4,746,104	$391,857	$1,838,358	$12,562	$62,315	$2,148,350	$3,100,387

Changes in Units
Beginning units	—	10,417	16,474	57,712	400	15,984	1,595	562	112	419	7,552	11,083

Units purchased	3,207	1,079	2,579	5,902	110	3,467	869	9,140	—	79	2,409	1,279
Units sold	(163)	(2,230)	(2,830)	(15,876)	(100)	(4,450)	(740)	(1,531)	(13)	(52)	(1,978)	(1,317)

Ending units	3,044	9,266	16,223	47,738	410	15,001	1,724	8,171	99	446	7,983	11,045

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Neuberger
		Berman	Neuberger				Van Eck	Van Eck	Van Eck
	Neuberger	AMT	Berman	Neuberger	Neuberger	Van Eck	Worldwide	Worldwide	Worldwide		Van Eck
	Berman	Mid	AMT	Berman	Berman	Worldwide	Hard	Emerging	Real	Van Eck	Worldwide
	AMT	Cap	Socially	AMT	AMT	Bond	Assets	Markets	Estate	Worldwide	Hard
	Fasciano	Growth	Responsive	International	Regency	Fund:	Fund:	Fund:	Portfolio:	Bond	Assets
	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Initial	Initial	Initial	Initial	Fund:	Fund:
	S Class	I Class	I Class	S Class	S Class	Class	Class	Class	Class	Class R	Class R

From Operations
Net investment income (loss)	$(78)	$(849)	$(10,263)	$22,068	$2,253	$41,329	$(10,527)	$(11,573)	$3,902	$8,695	$(4,004)
Net realized (loss) gain on investments	152	12,658	36,405	95,706	39,334	(4,898)	351,605	1,190,377	200,722	(2,453)	169,106
Net unrealized appreciation (depreciation) during the year	(130)	4,165	86,128	(135,275)	(13,073)	28,429	387,658	142,529	(193,419)	11,893	68,643

Net increase in net assets from operations	(56)	15,974	112,270	(17,501)	28,514	64,860	728,736	1,321,333	11,205	18,135	233,745

From Variable Life Policy Transactions
Policyholders’ net premiums	1,244	4,729	99,222	25,324	21,332	46,848	62,881	105,733	31,154	31,165	83,385
Cost of insurance and administrative charges	(274)	(7,655)	(39,491)	(11,011)	(9,938)	(54,777)	(63,287)	(165,594)	(47,816)	(12,184)	(34,493)
Surrenders and forfeitures	(88)	(803)	—	—	—	(48,386)	(46,360)	(133,277)	(31,860)	(4,026)	(11,231)
Transfers between portfolios and the Guaranteed Account	1	90,741	6,946,966	1,572,641	1,541,608	(3,541)	677,479	262,367	(89,031)	38,035	(138,322)
Net (withdrawals) repayments due to policy loans	—	(500)	(18,289)	(6,260)	(4,258)	(3,162)	(13,708)	(73,737)	(21,015)	280	(7,759)
Withdrawals due to death benefits	—	—	(5,463)	—	—	(2,188)	(2,120)	(10,448)	(6,425)	(1,287)	—

Net (decrease) increase in net assets derived from policy transactions	883	86,512	6,982,945	1,580,694	1,548,744	(65,206)	614,885	(14,956)	(164,993)	51,983	(108,420)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4)	1	(251)	(66)	(65)	3	6	8	—	(8)	(16)

Total increase (decrease) in net assets	823	102,487	7,094,964	1,563,127	1,577,193	(343)	1,343,627	1,306,385	(153,788)	70,110	125,309
Net Assets
Beginning of year	11,124	65,526	104,528	34,948	17,108	763,003	1,375,367	3,597,771	948,837	163,083	535,276

End of year	$11,947	$168,013	$7,199,492	$1,598,075	$1,594,301	$762,660	$2,718,994	$4,904,156	$795,049	$233,193	$660,585

Changes in Units
Beginning units	51	346	542	244	134	2,422	2,166	9,009	2,378	1,429	2,298

Units purchased	6	682	33,901	10,888	12,274	273	1,078	1,286	238	627	704
Units sold	(2)	(296)	(501)	(243)	(208)	(539)	(392)	(1,472)	(647)	(182)	(1,036)

Ending units	55	732	33,942	10,889	12,200	2,156	2,852	8,823	1,969	1,874	1,966

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

								Dreyfus
							Dreyfus	Investment
						Dreyfus	Variable	Portfolios —					American
	Van	Van	Alger		Wells	Variable	Investment	Small	Dreyfus	American			Century
	Eck	Eck	American	Wells	Fargo	Investment	Fund —	Cap	Stock	Century	American	American	VP
	Worldwide	Worldwide	Small	Fargo	VT	Fund —	Developing	Stock	Index	VP	Century	Century	Income
	Emerging	Real	Capitalization	Advantage	Opportunity	Appreciation	Leaders	Index	Fund,	International	VP	VP	and
	Markets	Estate	Portfolio:	VT	Fund —	Portfolio:	Portfolio:	Portfolio:	Inc.:	Fund:	Ultra	Value	Growth
	Fund:	Portfolio:	Class O	Discovery	Investor	Initial	Initial	Service	Initial	Class	Fund:	Fund:	Fund:
	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares	I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$(3,372)	$1,925	$(50,340)	$(11,231)	$(1,258)	$21,439	$158	$(4,002)	$6,022	$81	$(2,550)	$(2,506)	$1,179
Net realized (loss) gain on investments	454,218	69,766	373,929	101,166	195,255	383,693	12,301	60,032	17,144	26,288	8,159	73,411	4,038
Net unrealized appreciation (depreciation) during the year	(55,533)	(68,282)	776,540	208,815	(134,650)	(306,266)	(27,922)	(81,085)	(807)	29,281	60,492	(463,902)	(7,101)

Net increase in net assets from operations	395,313	3,409	1,100,129	298,750	59,347	98,866	(15,463)	(25,055)	22,359	55,650	66,101	(392,997)	(1,884)

From Variable Life Policy Transactions
Policyholders’ net premiums	116,843	69,364	482,512	114,239	77,639	146,823	12,326	240,627	172,893	15,670	73,172	141,843	28,079
Cost of insurance and administrative charges	(71,141)	(36,613)	(465,420)	(131,309)	(65,656)	(50,104)	(3,924)	(95,514)	(52,919)	(11,100)	(37,420)	(75,855)	(15,959)
Surrenders and forfeitures	(23,606)	(23,918)	(418,523)	(129,913)	(57,780)	(1,971)	—	(19,526)	(35,191)	(32,106)	(12,273)	(16,976)	(3,301)
Transfers between portfolios and the Guaranteed Account	(490,541)	(28,890)	(106,700)	(24,821)	4,681	(1,849,378)	(54,821)	101,505	43,081	4,312	19,053	5,483,720	15,420
Net (withdrawals) repayments due to policy loans	(9,602)	672	(50,459)	(23,857)	(24,212)	(4,583)	—	(12,953)	5,374	—	(6,125)	(20,959)	46
Withdrawals due to death benefits	(2,866)	—	(24,353)	(7,967)	(868)	—	—	(6,856)	(3,741)	(1,860)	—	(8,283)	—

Net (decrease) increase in net assets derived from policy transactions	(480,913)	(19,385)	(582,943)	(203,628)	(66,196)	(1,759,213)	(46,419)	207,283	129,497	(25,084)	36,407	5,503,490	24,285

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	19	(9)	(8)	(5)	(1)	1	—	(55)	(22)	—	1	—	(10)

Total increase (decrease) in net assets	(85,581)	(15,985)	517,178	95,117	(6,850)	(1,660,346)	(61,882)	182,173	151,834	30,566	102,509	5,110,493	22,391
Net Assets
Beginning of year	1,265,022	605,161	6,884,886	1,468,533	990,510	2,093,028	154,960	943,033	490,740	321,837	314,764	886,618	115,215

End of year	$1,179,441	$589,176	$7,402,064	$1,563,650	$983,660	$432,682	$93,078	$1,125,206	$642,574	$352,403	$417,273	$5,997,111	$137,606

Changes in Units
Beginning units	5,510	3,007	33,842	18,684	7,014	13,607	774	4,458	3,014	1,065	2,760	4,504	695

Units purchased	985	757	2,653	1,451	722	1,102	107	1,805	1,408	132	748	29,419	237
Units sold	(2,732)	(842)	(5,182)	(3,857)	(1,070)	(12,034)	(290)	(778)	(663)	(219)	(563)	(1,732)	(114)

Ending units	3,763	2,922	31,313	16,278	6,666	2,675	591	5,485	3,759	978	2,945	32,191	818

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

									Janus
						Janus	Janus		Aspen	Janus	Janus
		American			Janus	Aspen	Aspen	Janus	Series —	Aspen	Aspen
		Century VP		American	Aspen	Series —	Series —	Aspen	INTECH	Series —	Series —	Oppenheimer
	American	Mid	American	Century VP	Series —	International	Global	Series —	Risk-Managed	International	Global	Capital
	Century VP	Cap	Century VP	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology	Appreciation
	International	Value	Vista	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Fund/VA:
	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II	Non-Service
	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$(499)	$29	$(333)	$5,345	$(2,455)	$(1,349)	$(91)	$1,981	$(40)	$(3,487)	$(15)	$(18,150)
Net realized (loss) gain on investments	54,738	258	1,461	(35)	84,305	87,278	1,397	8,569	126	106,999	339	1,208,405
Net unrealized appreciation (depreciation) during the year	36,806	(1,492)	14,808	7,177	78,762	132,750	4,792	(1,250)	870	262,111	681	(629,215)

Net increase in net assets from operations	91,045	(1,205)	15,936	12,487	160,612	218,679	6,098	9,300	956	365,623	1,005	561,040

From Variable Life Policy Transactions
Policyholders’ net premiums	32,272	2,274	6,161	28,095	73,489	37,023	607	6,335	5,625	224,746	1,247	356,483
Cost of insurance and administrative charges	(52,557)	(947)	(3,671)	(10,301)	(29,604)	(29,388)	(1,513)	(6,028)	(3,381)	(50,472)	(540)	(122,053)
Surrenders and forfeitures	(1,038)	—	—	(1,372)	(2,863)	(10,528)	(97)	(1,673)	—	(10,558)	(587)	(17,459)
Transfers between portfolios and the Guaranteed Account	(20,272)	10,596	94,092	(3,256)	235,412	1,232,618	(3,937)	76,837	(114)	1,850,333	1,925	(4,547,576)
Net (withdrawals) repayments due to policy loans	(6,418)	—	(2,754)	404	(3,020)	(5,695)	(558)	(14)	—	(9,834)	—	(16,767)
Withdrawals due to death benefits	—	—	—	—	—	(35,762)	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(48,013)	11,923	93,828	13,570	273,414	1,188,268	(5,498)	75,457	2,130	2,004,215	2,045	(4,347,372)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(26)	(3)	(8)	(36)	(2)	1	—	(655)	(27)	(1,369)	1	(566)

Total increase (decrease) in net assets	43,006	10,715	109,756	26,021	434,024	1,406,948	600	84,102	3,059	2,368,469	3,051	(3,786,898)
Net Assets
Beginning of year	530,790	10,595	12,888	134,042	385,996	482,611	29,350	76,979	16,195	455,415	3,787	5,016,217

End of year	$573,796	$21,310	$122,644	$160,063	$820,020	$1,889,559	$29,950	$161,081	$19,254	$2,823,884	$6,838	$1,229,319

Changes in Units
Beginning units	3,366	79	104	1,016	2,187	1,095	138	457	83	2,081	30	33,611

Units purchased	639	91	656	253	1,638	2,733	3	336	31	9,345	23	3,080
Units sold	(899)	(7)	(44)	(139)	(607)	(620)	(24)	(54)	(19)	(1,247)	(8)	(29,411)

Ending units	3,106	163	716	1,130	3,218	3,208	117	739	95	10,179	45	7,280

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

				Oppenheimer
				Main
	Oppenheimer	Oppenheimer	Oppenheimer	Street			AIM V.I.	AIM V.I.	AIM V.I.	Federated	Federated	Federated
	Global	Main	High	Small	Oppenheimer	Oppenheimer	Basic	Capital	Capital	Quality	American	Capital
	Securities	Street	Income	Cap	Global	High	Value	Appreciation	Development	Bond	Leaders	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	Income	Fund:	Fund:	Fund:	Fund II:	Fund II:	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Series I	Series I	Primary	Primary	Primary
	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$4,706	$12,815	$14,023	$(10,886)	$2,741	$(1,703)	$(182)	$(1,378)	$(2,093)	$3,977	$(3)	$94
Net realized (loss) gain on investments	108,250	649,020	(9,050)	124,030	65,563	(213)	17,550	11,235	39,992	(51)	1,640	6,582
Net unrealized appreciation (depreciation) during the year	(74,552)	(507,955)	(8,871)	(175,011)	(30,813)	(15,701)	(16,821)	9,503	(10,246)	1,460	(2,382)	(1,266)

Net increase in net assets from operations	38,404	153,880	(3,898)	(61,867)	37,491	(17,617)	547	19,360	27,653	5,386	(745)	5,410

From Variable Life Policy Transactions
Policyholders’ net premiums	20,445	199,098	10,155	181,694	472,195	27,520	19,609	20,475	28,164	30,499	232	10,166
Cost of insurance and administrative charges	(32,456)	(67,541)	(10,212)	(57,861)	(65,141)	(7,545)	(16,249)	(7,553)	(15,211)	(13,677)	(434)	(2,055)
Surrenders and forfeitures	(39,600)	(39,208)	(7,378)	(2,257)	(5,678)	(1,313)	(3,542)	(182)	(2,755)	(3,877)	—	—
Transfers between portfolios and the Guaranteed Account	(110,210)	(2,379,094)	(81,562)	347,388	133,902	433,118	16,533	(24,406)	(33,827)	18,711	(18,461)	(22,238)
Net (withdrawals) repayments due to policy loans	(1,186)	(9,624)	(325)	(12,316)	2,277	—	(2,030)	(1,890)	(2,239)	(2,175)	173	14
Withdrawals due to death benefits	(2,305)	(335)	—	(1,763)	—	—	—	—	—	(548)	—	—

Net (decrease) increase in net assets derived from policy transactions	(165,312)	(2,296,704)	(89,322)	454,885	537,555	451,780	14,321	(13,556)	(25,868)	28,933	(18,490)	(14,113)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1)	(5)	(11)	553	(43)	(4)	(11)	—	—	(11)	(2)	(4)

Total increase (decrease) in net assets	(126,909)	(2,142,829)	(93,231)	393,571	575,003	434,159	14,857	5,804	1,785	34,308	(19,237)	(8,707)
Net Assets
Beginning of year	718,894	2,970,691	224,258	2,414,910	733,420	—	179,483	175,069	270,783	98,822	21,539	57,330

End of year	$591,985	$827,862	$131,027	$2,808,481	$1,308,423	$434,159	$194,340	$180,873	$272,568	$133,130	$2,302	$48,623

Changes in Units
Beginning units	2,393	18,462	1,529	10,018	4,769	—	939	1,150	1,310	775	72	287

Units purchased	260	1,617	369	2,289	4,177	4,528	171	143	158	454	3	80
Units sold	(841)	(15,251)	(1,048)	(529)	(885)	(101)	(127)	(229)	(288)	(199)	(59)	(155)

Ending units	1,812	4,828	850	11,778	8,061	4,427	983	1,064	1,180	1,030	16	212

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

	Franklin				Franklin
	Templeton	Franklin		Franklin	Templeton
	VIP	Templeton	Franklin	Templeton	VIP		Alliance
	Franklin	VIP	Templeton	VIP	Templeton	Alliance	Bernstein	MFS
	Small	Franklin	VIP	Templeton	Global	Bernstein	Small/	Investors		Putnam	Putnam
	Cap	Rising	Templeton	Developing	Income	Growth	Mid	Growth	MFS	VT	VT	Putnam
	Value	Dividends	Foreign	Markets	Securities	and	Cap	Stock	Value	Growth &	International	VT
	Securities	Securities	Securities	Securities	Fund —	Income	Value	Series:	Series:	Income	Equity	Voyager
	Fund:	Fund:	Fund:	Fund —	Class	Portfolio:	Portfolio:	Initial	Initial	Fund:	Fund:	Fund:
	Class 1	Class 1	Class 1	Class 3	3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

From Operations
Net investment income (loss)	$5,915	$18,841	$9,003	$1,885	$15,799	$5,590	$(692)	$(445)	$(586)	$455	$2,032	$(592)
Net realized (loss) gain on investments	548,640	83,626	134,218	43,360	1,348	82,166	34,865	3,248	54,068	16,064	12,566	1,321
Net unrealized appreciation (depreciation) during the year	(649,069)	(124,471)	(76,718)	124,492	23,675	(59,119)	(58,729)	7,661	(24,185)	(25,457)	(7,685)	2,616

Net increase in net assets from operations	(94,514)	(22,004)	66,503	169,737	40,822	28,637	(24,556)	10,464	29,297	(8,938)	6,913	3,345

From Variable Life Policy Transactions
Policyholders’ net premiums	509,869	115,702	6,999	38,433	44,033	55,286	30,302	7,931	361,755	38,127	3,178	27,756
Cost of insurance and administrative charges	(113,738)	(63,663)	(15,588)	(16,267)	(13,242)	(26,433)	(17,257)	(3,377)	(16,026)	(9,623)	(2,267)	(6,420)
Surrenders and forfeitures	(14,018)	(25,776)	(16,235)	(973)	—	(13,075)	(9,184)	(2,888)	(501)	(7,474)	—	(1,036)
Transfers between portfolios and the Guaranteed Account	(440,685)	(186,947)	(142,650)	898,214	658,090	(195,403)	782,132	15,444	24,544	6,431	—	481
Net (withdrawals) repayments due to policy loans	(18,074)	(1)	593	(12,910)	—	11,719	(3,550)	(1,950)	(1,828)	(2,131)	(36)	(1,948)
Withdrawals due to death benefits	(1,707)	(18,216)	—	—	—	—	(1,756)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(78,353)	(178,901)	(166,881)	906,497	688,881	(167,906)	780,687	15,160	367,944	25,330	875	18,833

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	781	(48)	(120)	(24)	(6)	(16)	(47)	(13)	(29)	(8)	(10)	(5)

Total increase (decrease) in net assets	(172,086)	(200,953)	(100,498)	1,076,210	729,697	(139,285)	756,084	25,611	397,212	16,384	7,778	22,173
Net Assets
Beginning of year	3,790,590	1,058,959	475,009	198,900	14,327	725,855	249,330	98,501	371,961	95,672	92,358	67,929

End of year	$3,618,504	$858,006	$374,511	$1,275,110	$744,024	$586,571	$1,005,414	$124,112	$769,173	$112,056	$100,136	$90,102

Changes in Units
Beginning units	15,239	5,190	1,519	1,227	130	3,278	951	669	1,783	584	324	501

Units purchased	3,468	1,080	334	5,654	6,125	511	2,221	190	2,462	277	8	215
Units sold	(3,586)	(1,615)	(891)	(722)	(124)	(1,252)	(305)	(89)	(501)	(128)	(8)	(81)

Ending units	15,121	4,655	962	6,159	6,131	2,537	2,867	770	3,744	733	324	635

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Van Kampen			T Rowe		T Rowe
		Vanguard			Core	Van Kampen	Van	Price	T Rowe	Price
		Total	Vanguard	Vanguard	Plus	Emerging	Kampen	Blue	Price	Limited
	Vanguard	Bond	High	Mid	Fixed	Markets	U.S. Real	Chip	Equity	Term
	Equity	Market	Yield	Cap	Income	Debt	Estate	Growth	Income	Bond
	Income	Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

From Operations
Net investment income (loss)	$3,022	$2,708	$4,102	$657	$2,184	$3,015	$11,225	$(3,783)	$2,604	$927
Net realized (loss) gain on investments	15,128	(42)	(394)	40,293	185	2,146	495,334	6,707	22,037	24
Net unrealized appreciation (depreciation) during the year	(11,164)	3,679	(3,321)	(28,827)	2,389	(2,488)	(1,267,656)	59,432	(36,487)	611

Net increase in net assets from operations	6,986	6,345	387	12,123	4,758	2,673	(761,097)	62,356	(11,846)	1,562

From Variable Life Policy Transactions
Policyholders’ net premiums	67,673	21,908	25,897	113,747	13,663	524	469,088	160,885	301,657	2,096
Cost of insurance and administrative charges	(25,632)	(8,743)	(9,576)	(37,453)	(10,612)	(2,436)	(118,278)	(44,325)	(8,066)	(2,343)
Surrenders and forfeitures	(8,933)	(543)	(456)	(3,811)	(750)	(1)	(15,225)	(3,292)	—	(661)
Transfers between portfolios and the Guaranteed Account	11,302	26,401	12,910	36,921	27,747	(4,280)	1,304,168	22,084	73,532	55,170
Net (withdrawals) repayments due to policy loans	(243)	3	(232)	(245)	(424)	(412)	(9,118)	(15,487)	—	—
Withdrawals due to death benefits	—	—	—	—	(3,070)	—	(2,396)	(4,001)	—	—

Net (decrease) increase in net assets derived from policy transactions	44,167	39,026	28,543	109,159	26,554	(6,605)	1,628,239	115,864	367,123	54,262

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(12)	(7)	(6)	(18)	(8)	(6)	6,556	(34)	(13,086)	(7)

Total increase (decrease) in net assets	51,141	45,364	28,924	121,264	31,304	(3,938)	873,698	178,186	342,191	55,817
Net Assets
Beginning of year	195,777	83,695	68,706	288,818	85,044	50,945	3,456,488	478,725	61,694	4,238

End of year	$246,918	$129,059	$97,630	$410,082	$116,348	$47,007	$4,330,186	$656,911	$403,885	$60,055

Changes in Units
Beginning units	1,193	745	514	1,480	677	304	10,173	3,918	390	41

Units purchased	470	440	293	731	384	6	7,131	1,507	2,860	541
Units sold	(210)	(101)	(84)	(212)	(150)	(35)	(1,477)	(609)	(81)	(29)

Ending units	1,453	1,084	723	1,999	911	275	15,827	4,816	3,169	553

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements
   December 31, 2008 and 2007

1.	Organization

The Nationwide Provident VLI Separate Account A (Separate Account) was established by Nationwide Life and Annuity Company of America or NLACA under the provisions of Delaware law and commenced operations on February 1, 1995. NLACA is a wholly-owned subsidiary of Nationwide Life Insurance Company of America. The Separate Account is an investment account to which assets are allocated to support the benefits payable under flexible premium adjustable variable life insurance policies (the Policies).

As of December 31, 2008, Nationwide Life and Annuity Company of America no longer sells variable life contacts. The Policies were distributed principally through personal producing general agents and brokers.

NLACA has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of one hundred and thirty-four subaccounts:

Nationwide Variable Insurance Trust:
     NVIT Nationwide Fund Class IV
     NVIT Money Market Fund Class IV
     NVIT Government Bond Fund Class IV
     JP Morgan NVIT Balanced Fund Class IV
     NVIT Mid Cap Growth Fund Class IV
     NVIT Multi-Manager International Value Fund Class IV
          (Formerly NVIT International Value Fund Class IV)
     NVIT Growth Fund Class IV
     Van Kampen NVIT Comstock Value Fund Class IV
     NVIT Multi-Manager Small Company Fund Class IV
          (Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
     NVIT Multi-Manager Small Cap Value Fund Class IV
     NVIT S&P 500 Index Fund Class IV
     NVIT Government Bond Fund Class I
     NVIT Investor Destinations Aggressive Fund Class II
     NVIT Investor Destinations Conservative Fund Class II
     NVIT Investor Destinations Moderate Fund Class II
     NVIT Investor Destinations Moderately Aggressive Fund Class II
     NVIT Investor Destinations Moderately Conservative Fund Class II
     Gartmore NVIT Emerging Markets Fund Class I
     NVIT Mid Cap Index Fund Class I
     Federated NVIT High Income Bond Fund Class I
     NVIT Global Financial Services Fund Class I
     NVIT Health Sciences Fund Class I
          (Formerly NVIT Global Health Sciences Fund Class I)
     NVIT Technology and Communications Fund Class I
          (Formerly NVIT Global Technology and Communications Fund Class I)
     Gartmore NVIT Global Utilities Fund Class I
     NVIT Multi-Manager Small Cap Growth Fund Class I
     NVIT U.S. Growth Leaders Fund Class I
     NVIT Multi Sector Bond Fund Class I

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

1.	Organization, continued

     NVIT Multi-Manager International Value Fund Class III
     Gartmore NVIT Emerging Markets Fund Class III
     NVIT Global Financial Services Fund Class III
     NVIT Health Sciences Fund Class III
          (Formerly NVIT Global Health Sciences Fund Class III)
     NVIT Technology and Communications Fund Class III
          (Formerly NVIT Global Technology and Communications Fund Class III)
     Gartmore NVIT Global Utilities Fund Class III
     Federated NVIT High Income Bond Fund Class III
     Van Kampen NVIT Real Estate Fund Class I
     American Funds NVIT Asset Allocation Fund Class II
     American Funds NVIT Bond Fund Class II
     American Funds NVIT Global Growth Fund Class II
     American Funds NVIT Growth Fund Class II
     American Funds NVIT Growth-Income Fund Class II
     NVIT Cardinal Moderate Fund I
     NVIT Multi-Manager International Growth Fund Class III
     NVIT Multi-Manager Mid Cap Growth Fund Class I

Fidelity Variable Insurance Products Fund:
     Fidelity VIP Equity-Income Portfolio: Initial Class
     Fidelity VIP Growth Portfolio: Initial Class
     Fidelity VIP High Income Portfolio: Initial Class
     Fidelity VIP Overseas Portfolio: Initial Class
     Fidelity VIP Overseas Portfolio: Initial Class R
     Fidelity VIP Equity-Income Portfolio: Service Class
     Fidelity VIP Growth Portfolio: Service Class
     Fidelity VIP Overseas Portfolio: Service Class
     Fidelity VIP Overseas Portfolio: Service Class R
     Fidelity VIP High Income Portfolio: Initial Class R

Fidelity Variable Insurance Products Fund II:
     Fidelity VIP II Asset Manager Portfolio: Initial Class
     Fidelity VIP II Investment Grade Bond Portfolio: Initial Class
     Fidelity VIP II Contrafund Portfolio: Initial Class
     Fidelity VIP II Investment Grade Bond Portfolio: Service Class

Fidelity Variable Insurance Products Fund III:
     Fidelity VIP III Mid Cap Portfolio: Service Class
     Fidelity VIP III Value Strategies Portfolio: Service Class

Fidelity Variable Insurance Products Fund IV:
     Fidelity VIP IV Energy Portfolio: Service Class 2
     Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class
     Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class

Lehman Brothers Advisers Management Trust:
     Lehman Brothers AMT Short Duration Bond Portfolio — I Class

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

1.	Organization, continued

Neuberger Berman Advisers Management Trust:
     Neuberger Berman AMT Partners Portfolio I Class
     Neuberger Berman AMT Fasciano Portfolio — S Class
     Neuberger Berman AMT Mid Cap Growth Portfolio — I Class
     Neuberger Berman AMT Socially Responsive Portfolio — I Class
     Neuberger Berman AMT International Portfolio — S Class
     Neuberger Berman AMT Regency Portfolio — S Class

Van Eck Worldwide InsuranceTrust:
     Van Eck Worldwide Bond Fund: Initial Class
     Van Eck Worldwide Hard Assets Fund: Initial Class
     Van Eck Worldwide Emerging Markets Fund: Initial Class
     Van Eck Worldwide Real Estate Portfolio: Initial Class
     Van Eck Worldwide Bond Fund: Class R
     Van Eck Worldwide Hard Assets Fund: Class R
     Van Eck Worldwide Emerging Markets Fund: Class R
     Van Eck Worldwide Real Estate Portfolio: Class R

The Alger American Fund:
     Alger American Small Capitalization Portfolio: Class O Shares

Wells Fargo Advantage Variable Trust Funds:
     Wells Fargo Advantage VT Discovery Fund
     Wells Fargo VT Opportunity Fund — Investor Class

Dreyfus Variable Investment Fund:
     Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares
     Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares

Dreyfus Investment Portfolios:
     Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares

Dreyfus Stock Index Fund, Inc.:
     Dreyfus Stock Index Fund, Inc.: Initial Shares

American Century Variable Portfolios, Inc.:
     American Century VP International Fund: Class I
     American Century VP Ultra Fund: Class I
     American Century VP Value Fund: Class I
     American Century VP Income and Growth Fund: Class I
     American Century VP International Fund: Class III
     American Century VP Mid Cap Value Fund: Class I
     American Century VP Vista Fund: Class I

American Century Variable Portfolios II, Inc.:
     American Century VP Inflation Protection Fund: Class II

Janus Aspen Series:
     Janus Aspen Series — Forty Portfolio — Service Shares
     Janus Aspen Series — International Growth Portfolio: Service Shares

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

1.	Organization, continued

     Janus Aspen Series — Global Technology Portfolio: Service Shares
     Janus Aspen Series — Balanced Portfolio: Service Shares
     Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares
     Janus Aspen Series — International Growth Portfolio: Service II Shares
     Janus Aspen Series — Global Technology Portfolio: Service II Shares

Oppenheimer Variable Account Funds:
     Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
     Oppenheimer Global Securities Fund/VA: Non-Service Shares
     Oppenheimer Main Street Fund/VA: Non-Service Shares
     Oppenheimer High Income Fund/VA: Non-Service Shares
     Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares
     Oppenheimer Global Securities Fund/VA: Class 3
     Oppenheimer High Income Fund/VA: Class 3

AIM Variable Insurance Funds:
     AIM V.I. Basic Value Fund: Series I Shares
     AIM V.I. Capital Appreciation Fund: Series I Shares
     AIM V.I. Capital Development Fund: Series I Shares

Federated Insurance Series:
     Federated Quality Bond Fund II: Primary Shares
     Federated American Leaders Fund II: Primary Shares
     Federated Capital Appreciation Fund II: Primary Shares

Franklin Templeton Variable Insurance Products Trust:
     Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1
     Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1
     Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1
     Franklin Templeton VIP Templeton Developing Markets Securities Fund - Class 3
     Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3

AllianceBernstein Variable Products Series Fund Inc:
     AllianceBernstein Growth and Income Portfolio: Class A
     AllianceBernstein Small / Mid Cap Value Portfolio: Class A

MFS Variable Insurance Trust:
     MFS Investors Growth Stock Series: Initial Class
     MFS Value Series: Initial Class

Putnam Variable Trust:
     Putnam VT Growth & Income Fund: Class IB
     Putnam VT International Equity Fund: Class IB
     Putnam VT Voyager Fund: Class IB

Vanguard Variable Insurance Fund:
     Vanguard Equity Income Portfolio
     Vanguard Total Bond Market Index Portfolio
     Vanguard High Yield Bond Portfolio

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

1.	Organization, continued

     Vanguard Mid Cap Index Portfolio

Van Kampen — The Universal Institutional Funds, Inc.:
     Van Kampen Core Plus Fixed Income Portfolio: Class I
     Van Kampen Emerging Markets Debt Portfolio: Class I
     Van Kampen U.S. Real Estate Portfolio: Class I

T Rowe Price:
     T Rowe Price Blue Chip Growth Portfolio — Class II
     T Rowe Price Equity Income Portfolio — Class II
     T Rowe Price Limited Term Bond Portfolio — Class II

The policyholder’s equity is affected by the investment results of each fund, equity transactions by policyholders and certain contract expenses (see note 5).

Net premiums from in force policies are allocated to the subaccounts in accordance with policyholder instructions and are recorded as policyholders’ net premiums in the statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies. The Separate Account’s assets are the property of NLACA.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of NLACA’s general account.

A policyholder may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable life policy and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

2.	Summary of Significant Accounting Policies, continued

Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of NLACA. Under the provisions of the policies, NLACA has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. NLACA does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and policy transactions during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3.	Death Benefits

Death benefit proceeds result in a redemption of policy value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by NLACA’s general account.

4.	Policy Loans

Policy provisions allow policyholders to borrow up to the policy’s non-loaned surrender value. Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to NLACA’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by NLACA’s general account to the Separate Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

5.	Expense and Related Party Transactions

Deductions from Premiums

NLACA makes certain deductions from premiums before amounts are allocated to each subaccount selected by the policyholder. The deductions may include (1) state premium taxes (0 — 4% of premium payments depending on the Insured state of residence), (2) sales charges and (3) Federal tax charges (1.5 — 6% of premiums). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

Mortality and Expense Charges

In addition to the aforementioned charges, a daily charge will be deducted from the Separate Account for mortality and expense risks assumed by NLACA. The charge is deducted at an annual rate of 0.65% to 0.95% of the average daily net assets of the Separate Account. These charges are assessed through the daily unit value calculation.

Cost of Insurance

Each subaccount is also charged monthly by NLACA for the cost of insurance protection, which is based on a number of variables such as issue age, sex, premium class, policy year and net amount at risk (death benefit less total policy account value). The amount of the charge is computed based upon the amount of insurance provided during the year and the insured’s attained age. The cost of insurance charge is assessed monthly against each policy by liquidating units.

Administrative Charges

Additional recurring monthly deductions may be made for (1) administrative charges ($7.50), (2) first year policy charges ($5 - $17.50) and (3) supplementary charges (ranging from $0 - $0.11 per $1,000 of face amount). Optional monthly deductions for additional riders may be made for (1) disability benefit waiver benefit which waives monthly deductions in the event of disability ($.01 - $1.76 per $1,000 of net amount at risk), (2) disability waiver of premium benefit waives agreed upon premium in the event of disability (2% to 23.2% of agreed upon premium amount), (3) children’s term insurance rider which provides a death benefit for a covered child ($.52 per $1,000 of coverage), (4) additional insurance benefit rider or term insurance rider ($.02 - $115.10 per $1,000 of coverage for single life policies and $0 - $20.79 for survivorship policies), (5) convertible term life insurance rider for term insurance on someone other than the primary insured individual ($.06 - $113.17 per $1,000 of rider coverage), (6) minimum death benefit which guarantees a death benefit if specified premiums are paid ($.01 per $1,000 of Guaranteed Minimum Death Benefit), (7) long term care accelerated benefit which pays an accelerated death benefit in the event of a covered illness ($.02 - $3.24 per $1,000 of net amount at risk), (8) long term care waiver benefit waives monthly deductions in the event of a covered illness ($.01 - $3.47 per $1,000 of net amount at risk), (9) long term care extended insurance benefit rider provides additional benefits after accelerated benefits are exhausted ($.01 - $8.72 per $1,000 of rider coverage) and (10) Four years survivorship term life insurance provides additional death benefits in the first four years of the policy ($.03 - $.15 per $1,000 of rider coverage). A face amount increase charge is made upon an increase in face amount ($60-$100 plus $0.50-$1 per $1,000 of face amount increase). During any given policy year, the first twelve transfers by a policyholder of amounts in the subaccounts are free of charge.

A fee of $25 is assessed for each additional transfer. These fees are assessed against each policy by liquidating units and are included in the statements of changes in net assets. The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

5.	Expense and Related Party Transactions, continued

Administrative Charges, continued

the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered or lapses within the first 10-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge is assessed. The deferred administrative charge ranges from $2.00-$5.00 per $1,000 face amount. The deferred sales load charge ranges from 7-35% of premiums paid up to the sales surrender cap. A deferred sales charge will be imposed if a policy is surrendered or lapses at any time within 10 — 15 years after the effective date of an increase in face amount (similar charges applied for surrenders/lapses for the initial face amount are applied to the premiums related to the increase in face amount). A portion of the deferred sales charge will be deducted if the related increment of face amount is decreased within 10-15 years after such increase took effect. These charges totaled $669,642 and $726,112 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $4,844 and $1,010 for the years ended December 31, 2008 and 2007, respectively.

NLACA, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the policies. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the policies and other policies issued by NLACA (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay NLACA more than others. NLACA also may receive 12b-1 fees.

6.	Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

6.	Fair Value Measurement, continued

The Company categorizes financial assets recorded at fair value as follows:

Level 1 — Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

Level 2 — Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$140,907,421	$0	$140,907,421

Accounts Receivable of $0 and Accounts Payable of $1 are measured at settlement value which approximates the fair value due to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

(7)	Financial Highlights

NLACA offers several variable life products through the Separate Account that have unique combinations of features and fees that are assessed to the policyholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is a summary of units, unit fair values and policyholders’ equity for variable life contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008. The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	6,000	$200.90 to $322.02	$1,713,552	1.43%	0.65% to 0.75%	-41.99% to -41.93%
NVIT Money Market Fund Class IV	31,515	$168.77 to $307.52	$6,287,592	2.02%	0.65% to 0.75%	1.38% to 1.49%
NVIT Government Bond Fund Class IV	5,271	$256.19 to $429.06	$1,931,076	4.16%	0.65% to 0.75%	6.81% to 6.92%
JP Morgan NVIT Balanced Fund Class IV	2,889	$227.22 to $359.50	$867,064	2.73%	0.65% to 0.75%	-26.11% to -26.04%
NVIT Mid Cap Growth Fund Class IV	9,203	$278.05 to $439.94	$3,232,475	0.00%	0.65% to 0.75%	-46.51% to -46.45%
NVIT Multi-Manager International Value Fund Class IV	5,304	$205.04 to $355.68	$1,664,155	1.76%	0.65% to 0.75%	-46.75% to -46.70%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

NVIT Growth Fund Class IV	17,747	$73.34 to $148.26	$1,664,220	0.27%	0.65% to 0.75%	-39.24% to -39.18%
Van Kampen NVIT Comstock Value Fund Class IV	16,577	$92.30 to $186.57	$1,800,612	2.08%	0.65% to 0.75%	-37.44% to -37.37%
NVIT Multi-Manager Small Company Fund Class IV	13,930	$100.60 to $203.36	$1,585,831	0.83%	0.65% to 0.75%	-38.65% to -38.59%
NVIT Multi-Manager Small Cap Value Fund Class IV	12,067	$108.86 to $220.05	$1,586,436	1.10%	0.65% to 0.75%	-32.78% to -32.71%
NVIT S&P 500 Index Fund Class IV	52,351	$228.04 to $430.41	$16,102,865	1.92%	0.65% to 0.75%	-37.76% to -37.70%
NVIT Government Bond Fund Class I	447	$125.80	$56,198	4.69%	0.75%	6.91%
NVIT Investor Destinations Aggressive Fund Class II	3,736	$117.19 to $237.67	$438,408	2.15%	0.65% to 0.75%	-37.32% to -37.25%
NVIT Investor Destinations Conservative Fund Class II	3,964	$116.69 to $232.52	$462,686	3.40%	0.65% to 0.75%	-6.73% to -6.63%
NVIT Investor Destinations Moderate Fund Class II	7,383	$117.08 to $235.20	$1,117,234	2.86%	0.65% to 0.75%	-23.77% to -23.69%
NVIT Investor Destinations Moderately Aggressive Fund Class II	9,610	$117.77 to $238.10	$1,297,614	2.51%	0.65% to 0.75%	-31.90% to -31.84%
NVIT Investor Destinations Moderately Conservative Fund Class II	1,450	$117.20 to $234.29	$173,048	3.16%	0.65% to 0.75%	-15.68% to -15.59%
Gartmore NVIT Emerging Markets Fund Class I	550	$208.00 to $418.37	$211,701	1.24%	0.65% to 0.75%	-58.08% to -58.04%
NVIT Mid Cap Index Fund Class I	10,511	$123.23 to $247.87	$1,569,051	1.29%	0.65% to 0.75%	-36.94% to -36.88%
Federated NVIT High Income Bond Fund Class I	88	$98.66 to $198.45	$14,948	9.09%	0.65% to 0.75%	-28.53% to -28.46%
NVIT Global Financial Services Fund Class I	147	$110.92 to $223.10	$32,551	1.97%	0.65% to 0.75%	-46.68% to -46.62%
NVIT Health Sciences Fund Class I	563	$122.56 to $246.51	$125,543	0.31%	0.65% to 0.75%	-25.77% to -25.70%
NVIT Technology and Communications Fund Class I	446	$95.24 to $191.57	$79,642	0.00%	0.65% to 0.75%	-48.96% to -48.90%
Gartmore NVIT Global Utilities Fund Class I	208	$176.91 to $355.83	$74,031	2.53%	0.65% to 0.75%	-33.44% to -33.37%
NVIT Multi-Manager Small Cap Growth Fund Class I	1,498	$90.05 to $181.13	$141,595	0.00%	0.65% to 0.75%	-46.82% to -46.77%
NVIT U.S. Growth Leaders Fund Class I	2,091	$115.93 to $233.19	$274,015	0.00%	0.65% to 0.75%	-41.73% to -41.67%
NVIT Multi Sector Bond Fund Class I	2,376	$100.62 to $202.39	$243,920	7.52%	0.65% to 0.75%	-17.91% to -17.83%
NVIT Multi-Manager International Value Fund Class III	8,118	$85.24	$691,977	1.83%	0.75%	-46.73%
Gartmore NVIT Emerging Markets Fund Class III	3,348	$127.54	$427,107	1.20%	0.75%	-58.15%
NVIT Global Financial Services Fund Class III	85	$81.08	$6,911	2.01%	0.75%	-46.62%
NVIT Health Sciences Fund Class III	1,005	$90.52	$90,967	0.29%	0.75%	-25.79%
NVIT Technology and Communications Fund Class III	1,266	$72.24	$91,429	0.00%	0.75%	-48.97%
Gartmore NVIT Global Utilities Fund Class III	672	$145.50	$97,847	3.27%	0.75%	-33.40%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Federated NVIT High Income Bond Fund Class III	429	$84.13	$36,075	9.42%	0.75%	-28.64%
Van Kampen NVIT Real Estate Fund Class I	30	$56.18	$1,673	1.68%	0.75%	-43.82%	(a)
American Funds NVIT Asset Allocation Fund Class II	25,960	$77.13	$2,002,259	2.50%	0.75%	-30.30%
American Funds NVIT Bond Fund Class II	168	$95.88	$16,114	4.61%	0.75%	-10.55%
American Funds NVIT Global Growth Fund Class II	1,291	$74.58	$96,280	2.40%	0.75%	-39.10%
American Funds NVIT Growth Fund Class II	4,281	$63.42	$271,462	2.02%	0.75%	-44.63%
American Funds NVIT Growth-Income Fund Class II	81	$60.51	$4,879	3.81%	0.75%	-38.53%
NVIT Cardinal Moderate Fund I	38	$75.89	$2,881	0.64%	0.75%	-24.11%	(a)
NVIT Multi-Manager Mid Cap Growth Fund Class I	20	$62.48	$1,238	0.00%	0.75%	-37.52%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	22,801	$216.20 to $389.21	$6,910,462	2.42%	0.65% to 0.75%	-43.08% to -43.03%
Fidelity VIP Growth Portfolio: Initial Class	39,068	$186.82 to $365.25	$9,962,729	0.82%	0.65% to 0.75%	-47.56% to -47.51%
Fidelity VIP High Income Portfolio: Initial Class	6,421	$130.21 to $263.36	$1,308,917	8.52%	0.65% to 0.75%	-25.55% to -25.47%
Fidelity VIP Overseas Portfolio: Initial Class	13,407	$147.69 to $325.88	$3,785,699	2.59%	0.65% to 0.75%	-44.23% to -44.17%
Fidelity VIP Overseas Portfolio: Initial Class R	28,589	$99.84	$2,854,329	2.84%	0.75%	-44.23%
Fidelity VIP Equity-Income Portfolio: Service Class	2,976	$97.91	$291,378	2.90%	0.75%	-43.13%
Fidelity VIP Growth Portfolio: Service Class	2,436	$93.85	$228,586	0.80%	0.75%	-47.63%
Fidelity VIP Overseas Portfolio: Service Class	33	$139.64	$4,591	2.51%	0.75%	-44.28%
Fidelity VIP Overseas Portfolio: Service Class R	1,475	$99.37	$146,543	3.03%	0.75%	-44.30%
Fidelity VIP High Income Portfolio: Initial Class R	3,201	$73.37	$234,856	9.28%	0.75%	-25.44%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	9,062	$183.07 to $365.67	$2,437,327	2.75%	0.65% to 0.75%	-29.25% to -29.18%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	14,146	$200.61 to $403.28	$3,875,122	4.28%	0.65% to 0.75%	-3.97% to -3.88%
Fidelity VIP II Contrafund Portfolio: Initial Class	45,450	$199.47 to $404.02	$11,989,117	1.00%	0.65% to 0.75%	-42.94% to -42.89%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	513	$113.05	$57,992	3.52%	0.75%	-4.07%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	14,481	$156.60 to $314.98	$2,700,803	0.36%	0.65% to 0.75%	-39.96% to -39.90%
Fidelity VIP III Value Strategies Portfolio: Service Class	1,726	$100.32 to $201.78	$178,743	0.70%	0.65% to 0.75%	-51.54% to -51.49%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	10,899	$101.82	$1,109,753	0.00%	0.75%	-54.75%
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	93	$93.95	$8,776	2.79%	0.75%	-25.64%
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	378	$85.89	$32,506	2.02%	0.75%	-38.54%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	5,419	$143.89 to $286.22	$1,191,262	4.42%	0.65% to 0.75%	-14.08% to -13.99%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	9,718	$76.35 to $154.33	$1,293,903	0.53%	0.65% to 0.75%	-52.75% to -52.70%
Neuberger Berman AMT Fasciano Portfolio — S Class	36	$89.07 to $179.15	$3,592	0.00%	0.65% to 0.75%	-39.93% to -39.87%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	319	$124.64 to $250.70	$47,833	0.00%	0.65% to 0.75%	-43.79% to -43.74%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	34,695	$106.37 to $213.96	$4,379,074	2.22%	0.65% to 0.75%	-39.90% to -39.84%
Neuberger Berman AMT International Portfolio — S Class	12,547	$78.02	$978,954	0.00%	0.75%	-46.84%
Neuberger Berman AMT Regency Portfolio — S Class	13,973	$70.11	$979,682	0.99%	0.75%	-46.35%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	1,759	$208.65 to $412.63	$640,797	8.71%	0.65% to 0.75%	2.83% to 2.94%
Van Eck Worldwide Hard Assets Fund: Initial Class	2,520	$253.19 to $557.66	$1,316,379	0.32%	0.65% to 0.75%	-46.53% to -46.47%
Van Eck Worldwide Emerging Markets Fund: Initial Class	8,548	$116.71 to $236.41	$1,691,768	0.00%	0.65% to 0.75%	-65.04% to -65.01%
Van Eck Worldwide Real Estate Portfolio: Initial Class	1,632	$122.03 to $246.68	$293,822	5.44%	0.65% to 0.75%	-55.45% to -55.41%
Van Eck Worldwide Bond Fund: Class R	2,264	$128.06	$289,963	5.44%	0.75%	2.93%
Van Eck Worldwide Hard Assets Fund: Class R	2,176	$179.74	$391,156	0.27%	0.75%	-46.50%
Van Eck Worldwide Emerging Markets Fund: Class R	4,388	$109.66	$481,203	0.00%	0.75%	-65.01%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Real Estate Portfolio: Class R	2,304	$89.83	$207,011	5.67%	0.75%	-55.44%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	29,769	$86.36 to $174.93	$3,744,557	0.00%	0.65% to 0.75%	-47.00% to -46.95%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	14,620	$46.62 to $94.06	$772,975	0.00%	0.65% to 0.75%	-44.77% to -44.72%
Wells Fargo VT Opportunity Fund — Investor Class	6,287	$82.54 to $166.52	$551,933	1.91%	0.65% to 0.75%	-40.55% to -40.49%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	2,314	$94.96 to $191.20	$263,322	2.06%	0.65% to 0.75%	-30.08% to -30.01%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	623	$83.89 to $168.73	$60,923	0.88%	0.65% to 0.75%	-38.06% to -38.00%
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	6,486	$131.91 to $267.55	$901,307	0.84%	0.65% to 0.75%	-31.43% to -31.36%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	4,534	$103.97 to $209.12	$492,880	2.19%	0.65% to 0.75%	-37.61% to -37.55%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	947	$102.36 to $206.08	$182,664	0.84%	0.65% to 0.75%	-45.24% to -45.18%
American Century VP Ultra Fund: Class I	2,843	$74.70 to $150.40	$226,053	0.00%	0.65% to 0.75%	-41.92% to -41.86%
American Century VP Value Fund: Class I	27,858	$106.60 to $214.63	$3,741,114	2.48%	0.65% to 0.75%	-27.32% to -27.25%
American Century VP Income and Growth Fund: Class I	800	$105.97 to $217.87	$85,338	1.97%	0.65% to 0.75%	-35.08% to -35.01%
American Century VP International Fund: Class III	2,777	$101.18	$280,941	0.83%	0.75%	-45.24%
American Century VP Mid Cap Value Fund: Class I	451	$97.94	$44,194	0.06%	0.75%	-24.91%
American Century VP Vista Fund: Class I	507	$87.30	$44,251	0.00%	0.75%	-49.01%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	1,939	$116.37 to $234.08	$324,407	4.83%	0.65% to 0.75%	-2.33% to -2.23%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	3,513	$111.25 to $223.98	$461,018	0.01%	0.65% to 0.75%	-44.73% to -44.67%
Janus Aspen Series — International Growth Portfolio: Service Shares	3,537	$140.34 to $282.55	$987,901	2.75%	0.65% to 0.75%	-52.59% to -52.54%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series — Global Technology Portfolio: Service Shares	211	$82.18 to $165.46	$31,301	0.10%	0.65% to 0.75%	-44.39% to -44.34%
Janus Aspen Series — Balanced Portfolio: Service Shares	2,055	$125.99 to $253.40	$303,866	2.87%	0.65% to 0.75%	-16.69% to -16.60%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	111	$115.14 to $231.58	$14,124	0.69%	0.65% to 0.75%	-36.72% to -36.65%
Janus Aspen Series — International Growth Portfolio: Service II Shares	11,445	$131.59	$1,506,018	2.71%	0.75%	-52.57%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	35	$83.90	$2,903	0.09%	0.75%	-44.32%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	6,460	$75.49 to $151.98	$596,773	0.15%	0.65% to 0.75%	-45.93% to -45.87%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	1,787	$108.42 to $218.30	$352,503	1.47%	0.65% to 0.75%	-40.64% to -40.58%
Oppenheimer Main Street Fund/VA: Non-Service Shares	4,285	$84.79 to $170.72	$454,985	1.51%	0.65% to 0.75%	-38.93% to -38.87%
Oppenheimer High Income Fund/VA: Non-Service Shares	494	$27.85 to $56.03	$15,528	9.88%	0.65% to 0.75%	-78.83% to -78.81%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	11,466	$123.24 to $247.89	$1,675,924	0.51%	0.65% to 0.75%	-38.29% to -38.23%
Oppenheimer Global Securities Fund/VA: Class 3	11,025	$96.35	$1,062,309	1.50%	0.75%	-40.64%
Oppenheimer High Income Fund/VA: Class 3	2,571	$20.14 to $40.35	$53,708	6.78%	0.65% to 0.75%	-79.05% to -79.03%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	1,028	$81.55 to $164.02	$94,465	0.97%	0.65% to 0.75%	-52.13% to -52.08%
AIM V.I. Capital Appreciation Fund: Series I Shares	1,141	$94.38 to $189.84	$113,816	0.00%	0.65% to 0.75%	-42.92% to -42.87%
AIM V.I. Capital Development Fund: Series I Shares	1,213	$107.99 to $217.20	$143,640	0.00%	0.65% to 0.75%	-47.42% to -47.37%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	1,348	$107.80 to $209.62	$172,350	6.20%	0.65% to 0.75%	-7.98% to -7.89%
Federated American Leaders Fund II: Primary Shares	17	$97.25 to $195.62	$1,691	1.81%	0.65% to 0.75%	-34.29% to -34.22%
Federated Capital Appreciation Fund II: Primary Shares	178	$114.03 to $229.36	$31,690	0.33%	0.65% to 0.75%	-29.90% to -29.82%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	14,177	$133.42 to $268.36	$2,251,374	1.45%	0.65% to 0.75%	-33.37% to -33.31%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	4,349	$113.89 to $229.08	$587,843	2.05%	0.65% to 0.75%	-27.49% to -27.42%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	609	$140.65 to $282.89	$138,175	2.57%	0.65% to 0.75%	-40.68% to -40.62%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	7,028	$97.25	$683,453	2.86%	0.75%	-53.03%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	2,346	$127.92	$300,040	3.19%	0.75%	5.41%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	2,258	$102.06 to $205.28	$316,727	2.13%	0.65% to 0.75%	-41.05% to -40.99%
AllianceBernstein Small/Mid Cap Value Portfolio: Class A	2,749	$126.44 to $254.31	$619,243	0.76%	0.65% to 0.75%	-36.06% to -35.99%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	792	$95.90 to $192.88	$79,855	0.58%	0.65% to 0.75%	-37.35% to -37.28%
MFS Value Series: Initial Class	4,386	$128.01 to $257.48	$673,808	1.03%	0.65% to 0.75%	-33.09% to -33.02%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	670	$92.96 to $186.97	$62,259	2.21%	0.65% to 0.75%	-39.16% to -39.09%
Putnam VT International Equity Fund: Class IB	268	$124.05 to $249.51	$42,250	2.21%	0.65% to 0.75%	-44.37% to -44.31%
Putnam VT Voyager Fund: Class IB	524	$88.35 to $177.71	$46,528	0.00%	0.65% to 0.75%	-37.50% to -37.44%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	1,913	$116.30	$222,433	3.11%	0.95%	-31.57%
Vanguard Total Bond Market Index Portfolio	1,145	$124.10	$142,040	4.08%	0.95%	4.23%
Vanguard High Yield Bond Portfolio	920	$104.43	$96,062	7.30%	0.95%	-22.69%
Vanguard Mid Cap Index Portfolio	2,759	$118.23	$326,186	1.43%	0.95%	-42.37%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	807	$104.78 to $210.75	$87,633	5.61%	0.65% to 0.75%	-10.88% to -10.79%
Van Kampen Emerging Markets Debt Portfolio: Class I	266	$135.64 to $272.83	$38,968	7.12%	0.65% to 0.75%	-15.61% to -15.53%
Van Kampen U.S. Real Estate Portfolio: Class I	15,231	$140.54 to $282.67	$2,520,226	3.42%	0.65% to 0.75%	-38.36% to -38.30%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	6,485	$77.64	$503,488	0.12%	0.75%	-43.08%
T Rowe Price Equity Income Portfolio — Class II	3,139	$80.62	$253,095	2.19%	0.75%	-36.74%
T Rowe Price Limited Term Bond Portfolio — Class II	573	$109.25	$62,600	3.73%	0.75%	0.55%

Total Policyholders’ Equity			$140,739,458

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	6,616	$346.30 to $554.54	$3,262,749	1.05%	0.65% to 0.75%	7.37% to 7.48%
Nationwide NVIT Money Market Fund — Class IV	22,816	$166.47 to $303.01	$4,577,949	4.79%	0.65% to 0.75%	4.14% to 4.25%
Nationwide NVIT Government Bond Fund — Class IV	5,753	$239.85 to $401.30	$2,041,040	4.49%	0.65% to 0.75%	6.46% to 6.57%
JP Morgan NVIT Balanced Fund — Class IV	3,612	$307.54 to $486.07	$1,426,873	2.19%	0.65% to 0.75%	3.86% to 3.97%
Nationwide NVIT Mid Cap Growth Fund — Class IV	9,652	$519.78 to $821.58	$6,384,258	0.00%	0.65% to 0.75%	8.22% to 8.33%
Nationwide NVIT International Value Fund Class IV	6,311	$385.05 to $667.27	$3,698,150	2.10%	0.65% to 0.75%	2.12% to 2.23%
Nationwide NVIT Growth Fund — Class IV	19,818	$120.71 to $243.77	$3,157,171	0.18%	0.65% to 0.75%	18.66% to 18.78%
Van Kampen NVIT Comstock Value Fund — Class IV	17,693	$147.52 to $297.91	$3,157,656	1.64%	0.65% to 0.75%	-2.92% to -2.82%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	15,125	$163.98 to $331.15	$2,828,267	0.11%	0.65% to 0.75%	1.39% to 1.49%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	13,823	$161.94 to $327.02	$2,723,747	1.19%	0.65% to 0.75%	-7.62% to -7.53%
Nationwide NVIT S&P 500 Index Fund — Class IV	54,941	$366.38 to $690.83	$27,418,921	1.60%	0.65% to 0.75%	4.32% to 4.43%
Nationwide NVIT Government Bond Fund — Class I	259	$117.66	$30,518	4.47%	0.75%	6.35%
Nationwide NVIT Investor Destinations Aggressive Fund — Class II	3,126	$186.96 to $378.78	$588,276	1.95%	0.65% to 0.75%	5.16% to 5.27%
Nationwide NVIT Investor Destinations Conservative Fund — Class II	2,362	$125.10 to $249.04	$295,735	4.50%	0.65% to 0.75%	4.59% to 4.69%
Nationwide NVIT Investor Destinations Moderate Fund — Class II	10,587	$153.58 to $308.23	$2,027,206	2.98%	0.65% to 0.75%	4.87% to 4.97%
Nationwide NVIT Investor Destinations Moderately Aggressive Fund — Class II	8,992	$172.95 to $349.30	$1,825,841	2.27%	0.65% to 0.75%	5.35% to 5.46%
Nationwide NVIT Investor Destinations Moderately Conservative Fund — Class II	1,503	$139.00 to $277.57	$212,639	3.59%	0.65% to 0.75%	5.06% to 5.17%
Gartmore NVIT Emerging Markets Fund — Class I	577	$496.17 to $996.98	$513,488	0.70%	0.65% to 0.75%	44.49% to 44.63%
Nationwide NVIT Mid Cap Index Fund — Class I	10,807	$195.42 to $392.66	$2,568,793	1.36%	0.65% to 0.75%	6.75% to 6.86%
Federated NVIT High Income Bond Fund — Class I	124	$138.05 to $277.38	$25,225	7.29%	0.65% to 0.75%	2.36% to 2.46%
Nationwide NVIT Global Financial Services Fund — Class I	145	$208.01 to $417.96	$59,880	3.09%	0.65% to 0.75%	-1.80% to -1.70%
Nationwide NVIT Global Health Sciences Fund — Class I	735	$165.12 to $331.78	$225,208	0.06%	0.65% to 0.75%	12.31% to 12.42%
Nationwide NVIT Global Technology and Communications Fund — Class I	454	$186.59 to $374.92	$152,415	0.00%	0.65% to 0.75%	19.19% to 19.31%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore NVIT Global Utilities Fund — Class I	531	$265.80 to $534.08	$283,431	3.45%	0.65% to 0.75%	19.53% to 19.65%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class I	1,748	$169.33 to $340.25	$327,040	0.00%	0.65% to 0.75%	8.93% to 9.04%
Nationwide NVIT U.S. Growth Leaders Fund — Class I	1,859	$198.96 to $399.79	$423,813	0.00%	0.65% to 0.75%	21.57% to 21.69%
Van Kampen NVIT Multi Sector Bond Fund — Class I	2,058	$122.58 to $246.30	$279,246	4.21%	0.65% to 0.75%	3.84% to 3.94%
Nationwide NVIT International Value Fund — Class III	6,461	$160.03	$1,029,259	1.95%	0.75%	2.16%
Gartmore NVIT Emerging Markets Fund — Class III	3,138	$304.73	$956,086	0.70%	0.75%	44.46%
Nationwide NVIT Global Financial Services Fund — Class III	86	$151.88	$13,024	2.17%	0.75%	-1.86%
Nationwide NVIT Global Health Sciences Fund — Class III	1,495	$121.98	$178,749	0.04%	0.75%	12.38%
Nationwide NVIT Global Technology and Communications Fund — Class III	1,185	$141.56	$162,309	0.00%	0.75%	19.28%
Gartmore NVIT Global Utilities Fund — Class III	667	$218.48	$145,806	2.49%	0.75%	19.49%
Federated NVIT High Income Bond Fund — Class III	324	$117.89	$38,187	7.85%	0.75%	2.39%
American Funds NVIT Asset Allocation Fund — Class II	28,505	$110.66	$3,154,362	1.94%	0.75%	5.34%
American Funds NVIT Bond Fund — Class II	21	$107.18	$2,206	10.26%	0.75%	2.21%
American Funds NVIT Global Growth Fund — Class II	1,400	$122.45	$171,442	2.66%	0.75%	13.51%
American Funds NVIT Growth Fund — Class II	3,623	$114.53	$414,918	0.68%	0.75%	11.06%
American Funds NVIT Growth — Income Fund — Class II	14	$98.43	$1,368	1.28%	0.75%	-1.57%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	25,431	$379.86 to $683.14	$13,633,756	1.75%	0.65% to 0.75%	0.77% to 0.87%
Fidelity VIP Growth Portfolio: Initial Class	41,535	$356.27 to $695.85	$20,255,986	0.82%	0.65% to 0.75%	26.01% to 26.14%
Fidelity VIP High Income Portfolio: Initial Class	7,417	$174.89 to $353.37	$2,009,193	7.45%	0.65% to 0.75%	2.01% to 2.12%
Fidelity VIP Overseas Portfolio: Initial Class	14,645	$264.80 to $583.70	$7,291,012	3.29%	0.65% to 0.75%	16.43% to 16.55%
Fidelity VIP Overseas Portfolio: Initial Class R	26,024	$179.03	$4,644,546	3.13%	0.75%	16.47%
Fidelity VIP Equity-Income Portfolio: Service Class	2,333	$172.17	$401,588	2.08%	0.75%	0.66%
Fidelity VIP Growth Portfolio: Service Class	1,883	$179.19	$337,481	0.57%	0.75%	25.92%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP Overseas Portfolio: Service Class	36	$250.64	$8,993	3.11%	0.75%	16.33%
Fidelity VIP Overseas Portfolio: Service Class R	1,162	$178.40	$207,357	3.20%	0.75%	16.34%
VIP High Income Portfolio — Initial Class R	3,044	$98.41	$299,551	9.35%	0.75%	-1.59%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	9,266	$258.76 to $516.34	$3,478,695	6.02%	0.65% to 0.75%	14.64% to 14.75%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	16,223	$208.91 to $419.55	$4,687,162	4.21%	0.65% to 0.75%	3.56% to 3.67%
Fidelity VIP II Contrafund Portfolio: Initial Class	47,738	$349.60 to $707.40	$22,109,339	0.86%	0.65% to 0.75%	16.71% to 16.83%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	410	$117.84	$48,297	4.08%	0.75%	3.43%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	15,001	$260.83 to $524.09	$4,741,068	0.70%	0.65% to 0.75%	14.62% to 14.73%
Fidelity VIP III Value Strategies Portfolio: Service Class	1,724	$207.02 to $415.97	$391,857	0.78%	0.65% to 0.75%	4.81% to 4.91%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	8,171	$224.99	$1,838,358	0.24%	0.75%	44.55%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	99	$126.34	$12,562	2.28%	0.75%	7.83%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	446	$139.75	$62,315	2.15%	0.75%	10.37%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	7,983	$167.47 to $332.78	$2,142,559	3.31%	0.65% to 0.75%	3.98% to 4.09%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	11,045	$161.58 to $326.30	$3,091,947	0.64%	0.65% to 0.75%	8.51% to 8.62%
Neuberger Berman AMT Fasciano Portfolio — S Class	55	$148.27 to $297.92	$11,947	0.00%	0.65% to 0.75%	-0.24% to -0.14%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	732	$221.76 to $445.59	$168,013	0.00%	0.65% to 0.75%	21.61% to 21.73%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	33,942	$176.98 to $355.62	$7,199,492	0.21%	0.65% to 0.75%	6.80% to 6.91%
Neuberger Berman AMT International Portfolio — S Class	10,889	$146.76	$1,598,075	4.23%	0.75%	2.44%
Neuberger Berman AMT Regency Portfolio — S Class	12,200	$130.68	$1,594,301	1.00%	0.75%	2.28%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	2,156	$202.90 to $400.86	$754,953	6.19%	0.65% to 0.75%	8.89% to 9.00%
Van Eck Worldwide Hard Assets Fund: Initial Class	2,852	$473.49 to $1,041.86	$2,685,498	0.10%	0.65% to 0.75%	44.27% to 44.41%
Van Eck Worldwide Emerging Markets Fund: Initial Class	8,823	$333.88 to $675.60	$4,892,862	0.39%	0.65% to 0.75%	36.58% to 36.72%
Van Eck Worldwide Real Estate Portfolio: Initial Class	1,969	$273.94 to $553.20	$782,914	1.09%	0.65% to 0.75%	0.13% to 0.23%
Van Eck Worldwide Bond Fund: Class R	1,874	$124.42	$233,193	5.20%	0.75%	8.99%
Van Eck Worldwide Hard Assets Fund: Class R	1,966	$335.96	$660,585	0.12%	0.75%	44.24%
Van Eck Worldwide Emerging Markets Fund: Class R	3,763	$313.44	$1,179,441	0.48%	0.75%	36.53%
Van Eck Worldwide Real Estate Portfolio: Class R	2,922	$201.61	$589,176	1.05%	0.75%	0.19%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	31,313	$162.95 to $329.73	$7,398,584	0.00%	0.65% to 0.75%	16.36% to 16.48%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	16,278	$84.42 to $170.14	$1,555,322	0.00%	0.65% to 0.75%	21.41% to 21.53%
Wells Fargo VT Opportunity Fund — Investor Class	6,666	$138.83 to $279.81	$977,617	0.61%	0.65% to 0.75%	5.83% to 5.94%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	2,675	$135.81 to $273.17	$424,780	2.13%	0.65% to 0.75%	6.33% to 6.43%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	591	$135.44 to $272.14	$92,979	0.84%	0.65% to 0.75%	-11.73% to -11.64%
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	5,485	$192.37 to $389.80	$1,125,206	0.35%	0.65% to 0.75%	-1.40% to -1.30%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	3,759	$166.65 to $334.86	$642,574	1.76%	0.65% to 0.75%	4.46% to 4.57%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	978	$186.91 to $375.94	$343,507	0.66%	0.65% to 0.75%	17.17% to 17.29%
American Century VP Ultra Fund: Class I	2,945	$128.61 to $258.69	$412,160	0.00%	0.65% to 0.75%	20.11% to 20.23%
American Century VP Value Fund: Class I	32,191	$146.68 to $295.03	$5,990,655	0.53%	0.65% to 0.75%	-5.85% to -5.76%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

American Century VP Income and Growth Fund: Class I	818	$163.22 to $335.24	$137,606	1.65%	0.65% to 0.75%	-0.82% to -0.72%
American Century VP International Fund: Class III	3,106	$184.76	$573,796	0.67%	0.75%	17.17%
American Century VP Mid Cap Value Fund: Class I	163	$130.43	$21,310	0.89%	0.75%	-3.04%
American Century VP Vista Fund: Class I	716	$171.21	$122,644	0.00%	0.75%	38.72%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	1,130	$119.15 to $239.41	$160,063	4.41%	0.65% to 0.75%	8.67% to 8.78%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	3,218	$201.27 to $404.82	$811,056	0.21%	0.65% to 0.75%	35.61% to 35.74%
Janus Aspen Series — International Growth Portfolio: Service Shares	3,208	$295.98 to $595.33	$1,873,495	0.46%	0.65% to 0.75%	27.06% to 27.18%
Janus Aspen Series — Global Technology Portfolio: Service Shares	117	$147.78 to $297.24	$26,634	0.31%	0.65% to 0.75%	20.78% to 20.91%
Janus Aspen Series — Balanced Portfolio: Service Shares	739	$151.22 to $303.86	$161,081	2.47%	0.65% to 0.75%	9.46% to 9.57%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	95	$181.94 to $365.59	$19,254	0.49%	0.65% to 0.75%	5.34% to 5.44%
Janus Aspen Series — International Growth Portfolio: Service II Shares	10,179	$277.43	$2,823,884	0.44%	0.75%	27.11%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	45	$150.67	$6,838	0.39%	0.75%	20.84%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	7,280	$139.60 to $280.78	$1,216,975	0.30%	0.65% to 0.75%	13.29% to 13.41%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	1,812	$182.64 to $367.36	$583,823	1.40%	0.65% to 0.75%	5.52% to 5.63%
Oppenheimer Main Street Fund/VA: Non-Service Shares	4,828	$138.85 to $279.27	$820,611	1.30%	0.65% to 0.75%	3.64% to 3.74%
Oppenheimer High Income Fund/VA: Non-Service Shares	850	$131.58 to $264.40	$131,027	6.94%	0.65% to 0.75%	-0.85% to -0.75%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	11,778	$199.73 to $401.32	$2,808,481	0.31%	0.65% to 0.75%	-1.95% to -1.85%
Oppenheimer Global Securities Fund/VA: Class 3	8,061	$162.32	$1,308,423	0.96%	0.75%	5.54%
Oppenheimer High Income Fund/VA: Class 3	4,427	$96.13 to $192.38	$434,159	0.00%	0.65% to 0.75%	-3.87% to -3.81%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	983	$170.35 to $342.29	$194,340	0.63%	0.65% to 0.75%	0.78% to 0.88%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

AIM V.I. Capital Appreciation Fund: Series I Shares	1,064	$165.36 to $332.27	$180,828	0.00%	0.65% to 0.75%	11.17% to 11.28%
AIM V.I. Capital Development Fund: Series I Shares	1,180	$205.39 to $412.70	$272,530	0.00%	0.65% to 0.75%	10.01% to 10.12%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	1,030	$117.15 to $227.57	$133,130	4.24%	0.65% to 0.75%	4.59% to 4.70%
Federated American Leaders Fund II: Primary Shares	16	$148.00 to $297.39	$2,302	0.61%	0.65% to 0.75%	-10.34% to -10.25%
Federated Capital Appreciation Fund II: Primary Shares	212	$162.66 to $326.85	$48,623	0.86%	0.65% to 0.75%	9.05% to 9.16%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	15,121	$200.25 to $402.37	$3,618,504	0.86%	0.65% to 0.75%	-2.87% to -2.77%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	4,655	$157.07 to $315.61	$858,006	2.57%	0.65% to 0.75%	-3.15% to -3.05%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	962	$237.10 to $476.42	$374,511	2.56%	0.65% to 0.75%	14.92% to 15.03%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	6,159	$207.02	$1,275,110	0.97%	0.75%	27.73%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	6,131	$121.35	$744,024	4.35%	0.75%	10.20%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	2,537	$173.13 to $347.88	$586,571	1.52%	0.65% to 0.75%	4.33% to 4.43%
AllianceBernstein Small/Mid Cap Value Portfolio: Class A	2,867	$197.74 to $397.33	$1,005,414	0.49%	0.65% to 0.75%	0.94% to 1.04%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	770	$153.05 to $307.54	$124,112	0.32%	0.65% to 0.75%	10.52% to 10.63%
MFS Value Series: Initial Class	3,744	$191.31 to $384.41	$769,173	0.61%	0.65% to 0.75%	7.10% to 7.20%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	733	$152.78 to $306.99	$112,056	1.16%	0.65% to 0.75%	-6.74% to -6.65%
Putnam VT International Equity Fund: Class IB	324	$222.99 to $448.07	$100,136	2.71%	0.65% to 0.75%	7.55% to 7.66%
Putnam VT Voyager Fund: Class IB	635	$141.37 to $284.06	$90,102	0.00%	0.65% to 0.75%	4.73% to 4.83%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	1,453	$169.95	$246,918	2.27%	0.95%	3.54%
Vanguard Total Bond Market Index Portfolio	1,084	$119.06	$129,059	3.52%	0.95%	5.97%
Vanguard High Yield Bond Portfolio	723	$135.08	$97,630	5.99%	0.95%	0.98%
Vanguard Mid Cap Index Portfolio	1,999	$205.14	$410,082	1.12%	0.95%	5.13%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	911	$117.57 to $236.24	$116,348	2.95%	0.65% to 0.75%	4.66% to 4.77%
Van Kampen Emerging Markets Debt Portfolio: Class I	275	$160.74 to $322.98	$47,007	7.11%	0.65% to 0.75%	5.73% to 5.84%
Van Kampen U.S. Real Estate Portfolio: Class I	15,827	$228.00 to $458.12	$4,330,186	0.98%	0.65% to 0.75%	-17.69% to -17.61%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	4,816	$136.40	$656,911	0.10%	0.75%	11.64%
T Rowe Price Equity Income Portfolio — Class II	3,169	$127.45	$403,885	1.56%	0.75%	2.26%
T Rowe Price Limited Term Bond Portfolio — Class II	553	$108.66	$60,055	3.74%	0.75%	4.43%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	7,142	$322.53 to $515.95	$3,267,740	1.08%	0.65% to 0.75%	12.78% to 12.89%
Gartmore GVIT Money Market Fund — Class IV	24,011	$159.84 to $290.66	$4,568,205	4.57%	0.65% to 0.75%	3.89% to 3.99%
Gartmore GVIT Government Bond Fund — Class IV	5,887	$225.30 to $376.57	$1,955,935	4.16%	0.65% to 0.75%	2.57% to 2.67%
JP Morgan GVIT Balanced Fund Class IV	3,990	$296.10 to $467.52	$1,503,783	2.36%	0.65% to 0.75%	11.46% to 11.58%
Gartmore GVIT Mid Cap Growth Fund — Class IV	13,529	$480.32 to $758.44	$8,082,645	0.00%	0.65% to 0.75%	9.11% to 9.22%
Gartmore GVIT International Value Fund — Class IV	8,882	$377.04 to $652.74	$5,218,436	2.06%	0.65% to 0.75%	21.82% to 21.95%
Gartmore GVIT Growth Fund Class IV	22,025	$101.73 to $205.23	$2,950,511	0.06%	0.65% to 0.75%	5.38% to 5.48%
Van Kampen GVIT Comstock Value Fund — Class IV	40,997	$151.96 to $306.56	$7,454,172	1.75%	0.65% to 0.75%	15.07% to 15.19%
Gartmore GVIT Small Company Fund — Class IV	14,331	$161.74 to $326.29	$2,686,379	0.12%	0.65% to 0.75%	11.21% to 11.32%
Gartmore GVIT Small Cap Value Fund — Class IV	15,167	$175.30 to $353.65	$3,258,362	0.45%	0.65% to 0.75%	16.53% to 16.65%
Gartmore GVIT S&P 500 Index Fund — Class IV	58,531	$351.21 to $661.55	$28,123,907	1.65%	0.65% to 0.75%	14.46% to 14.58%
Gartmore GVIT Government Bond Fund — Class I	78	$110.64	$8,629	4.15%	0.75%	2.57%
Gartmore GVIT Investor Destinations Aggressive Fund — Class II	2,757	$177.78 to $359.82	$490,951	2.12%	0.65% to 0.75%	16.00% to 16.11%
Gartmore GVIT Investor Destinations Conservative Fund — Class II	473	$119.61 to $237.87	$56,901	2.99%	0.65% to 0.75%	5.37% to 5.48%
Gartmore GVIT Investor Destinations Moderate Fund — Class II	5,262	$146.46 to $293.63	$845,785	2.65%	0.65% to 0.75%	10.52% to 10.63%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund — Class II	7,155	$164.16 to $331.22	$1,452,714	2.30%	0.65% to 0.75%	13.69% to 13.80%
Gartmore GVIT Investor Destinations Moderately Conservative Fund — Class II	227	$132.30 to $263.93	$33,680	2.78%	0.65% to 0.75%	7.61% to 7.72%
Gartmore GVIT Emerging Markets Fund — Class I	1,101	$343.40 to $689.33	$656,308	0.68%	0.65% to 0.75%	35.70% to 35.84%
Gartmore GVIT Mid Cap Index Fund — Class I	2,566	$183.06 to $367.46	$649,064	1.14%	0.65% to 0.75%	9.07% to 9.18%
Federated GVIT High Income Bond Fund — Class I	141	$134.86 to $270.72	$26,664	7.25%	0.65% to 0.75%	9.78% to 9.89%
Gartmore GVIT Global Financial Services Fund — Class I	174	$211.81 to $425.18	$73,211	1.87%	0.65% to 0.75%	19.42% to 19.54%
Gartmore GVIT Global Health Sciences Fund — Class I	2,404	$147.02 to $295.11	$690,825	0.00%	0.65% to 0.75%	1.94% to 2.04%
Gartmore GVIT Global Technology and Communications Fund — Class I	2,157	$156.54 to $314.24	$660,835	0.00%	0.65% to 0.75%	10.34% to 10.45%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund — Class I	225	$222.37 to $446.37	$100,394	3.10%	0.65% to 0.75%	36.54% to 36.67%
Gartmore GVIT Small Cap Growth Fund — Class I	1,681	$155.46 to $312.06	$290,346	0.00%	0.65% to 0.75%	2.44% to 2.54%
Gartmore GVIT U.S. Growth Leaders Fund — Class I	1,938	$163.67 to $328.53	$368,280	0.29%	0.65% to 0.75%	-1.03% to -0.93%
Van Kampen GVIT Multi Sector Bond Fund — Class I	1,541	$118.05 to $236.96	$189,096	5.90%	0.65% to 0.75%	4.06% to 4.16%
Gartmore GVIT International Value Fund — Class III	23,667	$156.65	$3,704,183	2.05%	0.75%	21.83%
Gartmore GVIT Emerging Markets Fund — Class III	2,693	$210.95	$568,153	0.68%	0.75%	35.63%
Gartmore GVIT Global Financial Services Fund — Class III	215	$154.77	$33,314	1.85%	0.75%	19.44%
Gartmore GVIT Global Health Sciences Fund — Class III	11,374	$108.55	$1,234,613	0.00%	0.75%	1.94%
Gartmore GVIT Global Technology and Communications Fund — Class III	10,511	$118.68	$1,248,056	0.00%	0.75%	10.25%
Gartmore GVIT Global Utilities Fund — Class III	796	$182.85	$145,584	3.03%	0.75%	36.57%
Federated GVIT High Income Bond Fund — Class III	195	$115.14	$22,443	7.13%	0.75%	9.77%
American Funds GVIT Growth Fund — Class II	25	$103.13	$2,550	0.51%	0.75%	3.13%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	27,458	$376.97 to $677.26	$14,733,521	3.31%	0.65% to 0.75%	19.30% to 19.42%
Fidelity VIP Growth Portfolio: Initial Class	45,655	$282.73 to $551.66	$17,629,021	0.40%	0.65% to 0.75%	6.05% to 6.16%
Fidelity VIP High Income Portfolio: Initial Class	10,507	$171.43 to $346.05	$2,658,117	7.73%	0.65% to 0.75%	10.41% to 10.52%
Fidelity VIP Overseas Portfolio: Initial Class	15,866	$227.43 to $500.82	$6,733,774	0.86%	0.65% to 0.75%	17.20% to 17.32%
Fidelity VIP Overseas Portfolio: Initial Class R	32,713	$153.71	$5,024,770	0.77%	0.75%	17.14%
Fidelity VIP Equity-Income Portfolio: Service Class	1,568	$171.05	$268,128	3.15%	0.75%	19.18%
Fidelity VIP Growth Portfolio: Service Class	1,662	$142.31	$236,452	0.25%	0.75%	5.94%
Fidelity VIP Overseas Portfolio: Service Class	39	$215.46	$8,323	0.79%	0.75%	17.07%
Fidelity VIP Overseas Portfolio: Service Class R	869	$153.34	$133,225	0.66%	0.75%	17.07%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	10,417	$225.72 to $449.97	$3,411,427	2.89%	0.65% to 0.75%	6.52% to 6.62%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	16,474	$201.72 to $404.70	$4,650,466	3.88%	0.65% to 0.75%	3.57% to 3.67%
Fidelity VIP II Contrafund Portfolio: Initial Class	57,712	$299.55 to $605.52	$22,722,786	1.28%	0.65% to 0.75%	10.88% to 10.99%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	400	$113.94	$45,536	4.89%	0.75%	3.52%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	15,984	$227.56 to $456.79	$4,384,360	0.25%	0.65% to 0.75%	11.75% to 11.86%
Fidelity VIP III Value Strategies Portfolio: Service Class	1,595	$197.52 to $396.50	$349,569	0.46%	0.65% to 0.75%	15.33% to 15.45%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	562	$155.65	$87,496	0.79%	0.75%	15.75%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	112	$117.16	$13,166	1.63%	0.75%	8.96%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	419	$126.61	$53,055	1.44%	0.75%	12.31%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio — I Class	7,552	$161.05 to $319.71	$1,838,172	3.08%	0.65% to 0.75%	3.43% to 3.53%
Neuberger Berman AMT Partners Portfolio Class I	11,083	$148.90 to $300.39	$2,911,169	0.71%	0.65% to 0.75%	11.40% to 11.52%
Neuberger Berman AMT Fasciano Portfolio — S Class	51	$148.63 to $298.34	$11,124	0.00%	0.65% to 0.75%	4.47% to 4.57%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	346	$182.35 to $366.04	$65,526	0.00%	0.65% to 0.75%	13.84% to 13.95%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	542	$165.70 to $332.62	$104,528	0.18%	0.65% to 0.75%	12.86% to 12.97%
Neuberger Berman AMT International Portfolio — S Class	244	$143.27	$34,948	.40%	0.75%	22.53%
Neuberger Berman AMT Regency Portfolio — S Class	134	$127.77	$17,108	0.61%	0.75%	10.11%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund — Initial Class	2,422	$186.34 to $367.77	$756,013	8.50%	0.65% to 0.75%	5.69% to 5.79%
Van Eck Worldwide Hard Assets Fund — Initial Class	2,166	$328.21 to $721.46	$1,352,397	0.06%	0.65% to 0.75%	23.56% to 23.69%
Van Eck Worldwide Emerging Markets Fund — Initial Class	9,009	$244.46 to $494.15	$3,589,688	0.61%	0.65% to 0.75%	38.45% to 38.59%
Van Eck Worldwide Real Estate Fund — Initial Class	2,378	$273.58 to $551.91	$936,848	1.51%	0.65% to 0.75%	29.94% to 30.07%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Bond Fund — Class R1	1,429	$114.15	$163,083	7.57%	0.75%	5.60%
Van Eck Worldwide Hard Assets Fund — Class R1	2,298	$232.92	$535,276	0.05%	0.75%	23.61%
Van Eck Worldwide Emerging Markets Fund — Class R1	5,510	$229.57	$1,265,022	0.44%	0.75%	38.49%
Van Eck Worldwide Real Estate Fund — Class R1	3,007	$201.22	$605,161	1.20%	0.75%	29.83%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	33,842	$140.04 to $283.08	$6,881,824	0.00%	0.65% to 0.75%	19.12% to 19.24%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	18,684	$69.54 to $140.00	$1,461,783	0.00%	0.65% to 0.75%	13.79% to 13.90%
Wells Fargo VT Opportunity Fund	7,014	$131.18 to $264.12	$985,182	0.00%	0.65% to 0.75%	11.38% to 11.49%
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio: Initial Shares	13,607	$127.73 to $256.65	$2,087,567	1.47%	0.65% to 0.75%	15.61% to 15.72%
Dreyfus Developing Leaders Portfolio: Initial Shares	774	$153.43 to $307.98	$154,884	0.38%	0.65% to 0.75%	3.00% to 3.10%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio: Service Shares	4,458	$195.10 to $394.94	$943,033	0.36%	0.65% to 0.75%	13.56% to 13.67%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund: Initial Shares	3,014	$159.53 to $320.23	$490,740	1.68%	0.65% to 0.75%	14.64% to 14.75%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	1,065	$159.52 to $320.53	$314,318	1.55%	0.65% to 0.75%	24.09% to 24.22%
American Century VP Ultra Fund: Class I	2,760	$107.08 to $215.16	$310,559	0.00%	0.65% to 0.75%	-4.00% to -3.90%
American Century VP Value Fund: Class I	4,504	$155.79 to $313.05	$880,026	1.24%	0.65% to 0.75%	17.77% to 17.89%
American Century VP Income and Growth Fund: Class I	695	$164.56 to $337.67	$115,215	1.80%	0.65% to 0.75%	16.21% to 16.33%
American Century VP International Fund: Class III	3,366	$157.68	$530,790	1.28%	0.75%	24.09%
American Century VP Mid Cap Value Fund: Class I	79	$134.52	$10,595	0.78%	0.75%	19.40%
American Century VP Vista Fund: Class I	104	$123.42	$12,887	0.00%	0.75%	8.20%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	1,016	$109.64 to $220.09	$134,042	3.76%	0.65% to 0.75%	0.83% to 0.93%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio: Service Shares	2,187	$148.42 to $298.22	$379,466	0.14%	0.65% to 0.75%	8.30% to 8.41%
Janus Aspen Series — International Growth Portfolio: Service Shares	1,095	$232.95 to $468.08	$471,233	1.64%	0.65% to 0.75%	45.54% to 45.68%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series — Global Technology Portfolio: Service Shares	138	$122.35 to $245.84	$26,629	0.00%	0.65% to 0.75%	7.02% to 7.13%
Janus Aspen Series — Balanced Portfolio: Service Shares	457	$138.15 to $277.32	$76,979	1.94%	0.65% to 0.75%	9.59% to 9.70%
Janus Aspen Series — Risk Managed Core Portfolio: Service Shares	83	$172.73 to $346.72	$16,195	0.12%	0.65% to 0.75%	9.94% to 10.05%
Janus Aspen Series — International Growth Portfolio: Service II Shares	2,081	$218.26	$455,415	2.35%	0.75%	45.60%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	30	$124.68	$3,787	0.00%	0.75%	7.14%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	33,611	$123.22 to $247.59	$5,012,164	0.35%	0.65% to 0.75%	7.14% to 7.25%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	2,393	$173.09 to $347.79	$711,245	0.99%	0.65% to 0.75%	16.81% to 16.93%
Oppenheimer Main Street Fund/VA: Non-Service Shares	18,462	$133.97 to $269.19	$2,964,900	1.07%	0.65% to 0.75%	14.17% to 14.28%
Oppenheimer High Income Fund/VA: Non-Service Shares	1,529	$132.71 to $266.40	$224,258	7.24%	0.65% to 0.75%	8.61% to 8.72%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,018	$203.70 to $408.90	$2,414,910	0.14%	0.65% to 0.75%	14.14% to 14.25%
Oppenheimer Global Securities Fund/VA: Class 3	4,769	$153.80	$733,420	0.95%	0.75%	16.81%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I Shares	939	$169.03 to $339.30	$179,483	0.41%	0.65% to 0.75%	12.36% to 12.47%
AIM V.I. Capital Appreciation Fund Series I Shares	1,150	$148.75 to $298.58	$175,039	0.06%	0.65% to 0.75%	5.51% to 5.61%
AIM V.I. Capital Development Fund Series I Shares	1,310	$186.70 to $374.76	$270,763	0.00%	0.65% to 0.75%	15.65% to 15.77%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	775	$112.01 to $217.36	$98,822	4.72%	0.65% to 0.75%	3.38% to 3.48%
Federated American Leaders Fund II: Primary Shares	72	$165.08 to $331.36	$21,538	0.72%	0.65% to 0.75%	15.94% to 16.05%
Federated Capital Appreciation Fund II: Primary Shares	287	$149.16 to $299.41	$57,330	0.58%	0.65% to 0.75%	15.35% to 15.46%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund — Class I	15,239	$206.17 to $413.85	$3,790,590	0.82%	0.65% to 0.75%	16.43% to 16.55%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund — Class I	5,190	$162.18 to $325.54	$1,058,959	1.19%	0.65% to 0.75%	16.55% to 16.67%
Franklin Templeton VIP Templeton Foreign Securities Fund — Class 1	1,519	$206.32 to $414.16	$475,009	1.33%	0.65% to 0.75%	20.79% to 20.91%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	1,227	$162.08	$198,900	1.47%	0.75%	27.21%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	130	$110.12	$14,327	3.75%	0.75%	12.00%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	3,278	$165.95 to $333.11	$725,855	1.35%	0.65% to 0.75%	16.41% to 16.53%
AllianceBernstein Small / Mid Cap Value Portfolio: Class A	951	$195.90 to $393.23	$249,330	0.38%	0.65% to 0.75%	13.57% to 13.68%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series — Initial Class	669	$138.48 to $277.98	$98,501	0.00%	0.65% to 0.75%	6.77% to 6.88%
MFS Value Series: Initial Class	1,783	$178.63 to $358.57	$371,961	0.99%	0.65% to 0.75%	19.94% to 20.06%
Putnam Variable Trust:
Putnam VT Growth & Income Fund — IB Class	584	$163.83 to $328.86	$95,672	1.41%	0.65% to 0.75%	15.05% to 15.16%
Putnam VT International Equity Fund — IB Class	324	$207.33 to $416.19	$92,358	0.60%	0.65% to 0.75%	26.77% to 26.89%
Putnam VT Voyager Fund — IB Class	501	$134.99 to $270.96	$67,929	0.13%	0.65% to 0.75%	4.65% to 4.75%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	1,193	$164.14	$195,777	2.00%	0.95%	19.56%
Vanguard Total Bond Market Index Portfolio	745	$112.35	$83,695	2.30%	0.95%	3.32%
Vanguard High Yield Bond Portfolio	514	$133.76	$68,706	7.00%	0.95%	7.25%
Vanguard Mid Cap Index Portfolio	1,480	$195.12	$288,818	0.83%	0.95%	12.68%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	677	$112.33 to $225.49	$85,044	4.26%	0.65% to 0.75%	2.96% to 3.06%
Van Kampen Emerging Markets Debt Portfolio: Class I	304	$152.02 to $305.16	$50,945	6.29%	0.65% to 0.75%	9.98% to 10.09%
Van Kampen U.S. Real Estate Portfolio: Class I	10,173	$277.01 to $556.05	$3,456,488	1.07%	0.65% to 0.75%	37.02% to 37.15%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	3,918	$122.17	$478,725	0.47%	0.75%	8.51%
T Rowe Price Equity Income Portfolio — Class II	390	$124.64	$61,694	1.44%	0.75%	17.76%
T Rowe Price Limited Term Bond Portfolio — Class II	41	$104.05	$4,237	3.72%	0.75%	3.25%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	7,530	$285.97 to $457.02	$3,069,583	0.90%	0.65% to 0.75%	6.64% to 6.75%
Gartmore GVIT Money Market Fund Class IV	26,407	$153.86 to $279.5	$4,860,632	2.77%	0.65% to 0.75%	2.05% to 2.16%
Gartmore GVIT Government Bond Fund Class IV	5,862	$219.66 to $366.78	$1,879,861	3.68%	0.65% to 0.75%	2.41% to 2.51%
JP Morgan GVIT Balanced Fund Class IV	4,198	$265.64 to $419.02	$1,423,164	2.04%	0.65% to 0.75%	1.86% to 1.96%
Gartmore GVIT Mid Cap Growth Fund Class IV	13,237	$440.2 to $694.39	$7,329,033	0.00%	0.65% to 0.75%	9% to 9.11%
Dreyfus GVIT International Value Fund Class IV	9,566	$309.5 to $535.27	$4,606,016	1.24%	0.65% to 0.75%	11.14% to 11.25%
Gartmore GVIT Growth Fund Class IV	22,153	$96.54 to $194.56	$2,828,625	0.08%	0.65% to 0.75%	5.71% to 5.81%
Van Kampen GVIT Comstock Value — Class IV	40,145	$132.05 to $266.14	$6,409,463	1.64%	0.65% to 0.75%	3.58% to 3.68%
Gartmore GVIT Small Company Fund Class IV	14,605	$145.44 to $293.12	$2,494,300	0.00%	0.65% to 0.75%	11.48% to 11.59%
Gartmore GVIT Small Cap Value Fund Class IV	17,627	$150.43 to $303.18	$3,228,450	0.06%	0.65% to 0.75%	2.3% to 2.4%
Gartmore GVIT Equity 500 Index Fund Class IV	62,131	$306.83 to $577.39	$26,185,422	1.60%	0.65% to 0.75%	3.97% to 4.07%
Gartmore GVIT Government Bond Fund Class I	79	$107.86	$8,375	3.85%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	2,160	$153.26 to $309.89	$331,302	2.72%	0.65% to 0.75%	7.13% to 7.23%
Gartmore GVIT Investor Destinations Conservative Fund Class II	450	$113.51 to $225.52	$51,585	2.99%	0.65% to 0.75%	2.54% to 2.64%
Gartmore GVIT Investor Destinations Moderate Fund Class II	1,452	$132.51 to $265.41	$192,477	2.40%	0.65% to 0.75%	4.56% to 4.66%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	4,139	$144.4 to $291.05	$817,122	2.58%	0.65% to 0.75%	6.27% to 6.38%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	220	$122.94 to $245.01	$30,577	2.78%	0.65% to 0.75%	3.71% to 3.81%
Gartmore GVIT Emerging Markets Fund Class I	1,051	$253.06 to $507.47	$425,433	0.57%	0.65% to 0.75%	31.65% to 31.78%
Dreyfus GVIT Mid Cap Index Fund Class I	2,279	$167.83 to $336.56	$537,309	1.03%	0.65% to 0.75%	11.26% to 11.37%
Federated GVIT High Income Bond Fund Class I	199	$122.85 to $246.36	$31,302	7.58%	0.65% to 0.75%	1.62% to 1.72%
Gartmore GVIT Global Financial Services Fund Class I	401	$177.36 to $355.67	$107,172	2.09%	0.65% to 0.75%	10.32% to 10.43%
Gartmore GVIT Global Health Sciences Fund Class I	2,250	$144.22 to $289.2	$600,315	0.00%	0.65% to 0.75%	7.63% to 7.74%
Gartmore GVIT Global Technology and Communications Fund Class I	2,481	$141.87 to $284.51	$663,640	0.00%	0.65% to 0.75%	–1.26% to –1.16%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund Class I	173	$162.86 to $326.59	$56,495	2.17%	0.65% to 0.75%	5.6% to 5.7%
Gartmore GVIT Small Cap Growth Fund Class I	821	$151.76 to $304.33	$148,387	0.00%	0.65% to 0.75%	7.29% to 7.39%
Gartmore GVIT U.S. Growth Leaders Fund Class I	1,632	$165.37 to $331.63	$311,549	0.00%	0.65% to 0.75%	11.13% to 11.24%
Van Kampen GVIT Multi Sector Bond Fund Class I	389	$113.44 to $227.49	$47,425	3.96%	0.65% to 0.75%	1.42% to 1.52%
Dreyfus GVIT International Value Fund Class III	22,351	$128.58	$2,873,858	1.36%	0.75%	11.22%
Gartmore GVIT Emerging Markets Fund Class III	1,752	$155.54	$272,423	0.58%	0.75%	31.67%
Gartmore GVIT Global Financial Services Fund Class III	87	$129.58	$11,196	1.83%	0.75%	10.34%
Gartmore GVIT Global Health Sciences Fund Class III	9,730	$106.49	$1,036,140	0.00%	0.75%	7.62%
Gartmore GVIT Global Technology and Communications Fund Class III	9,357	$107.64	$1,007,178	0.00%	0.75%	–1.25%
Gartmore GVIT Global Utilities Fund Class III	442	$133.89	$59,139	2.34%	0.75%	5.69%
Federated GVIT High Income Bond — Class III	204	$104.89	$21,337	5.66%	0.75%	4.89%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	29,025	$315.99 to $567.14	$13,114,075	1.63%	0.65% to 0.75%	5.08% to 5.18%
Fidelity VIP Growth Portfolio Initial Class	50,609	$266.59 to $519.65	$18,483,809	0.50%	0.65% to 0.75%	5.01% to 5.12%
Fidelity VIP High Income Portfolio Initial Class	10,954	$155.27 to $313.11	$2,485,703	14.76%	0.65% to 0.75%	1.94% to 2.04%
Fidelity VIP Overseas Portfolio Initial Class	17,530	$194.06 to $426.9	$6,238,309	0.67%	0.65% to 0.75%	18.16% to 18.28%
Fidelity VIP Overseas Portfolio Initial Class R	26,649	$131.22	$3,496,903	0.64%	0.75%	18.23%
Fidelity VIP Investment Grade Bond Portfolio Service Class	590	$110.06	$65,115	2.54%	0.75%	1.32%
Fidelity VIP Equity-Income Portfolio Service Class	1,318	$143.51	$189,352	1.23%	0.75%	4.97%
Fidelity VIP Growth Portfolio Service Class	1,357	$134.34	$182,351	0.31%	0.75%	4.89%
Fidelity VIP Overseas Portfolio Service Class	43	$184.05	$7,905	0.69%	0.75%	18.09%
Fidelity VIP Overseas Portfolio Service Class R	603	$130.98	$78,898	0.32%	0.75%	18.04%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	14,785	$211.91 to $422.01	$4,182,172	2.71%	0.65% to 0.75%	3.27% to 3.37%
Fidelity VIP II Investment Grade Bond Portfolio Initial Class	16,481	$194.77 to $390.36	$4,504,525	3.61%	0.65% to 0.75%	1.43% to 1.53%
Fidelity VIP II Contrafund Portfolio Initial Class	56,324	$270.14 to $545.53	$20,309,245	0.28%	0.65% to 0.75%	16.07% to 16.18%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	14,415	$203.63 to $408.34	$3,597,472	0.00%	0.65% to 0.75%	17.32% to 17.44%
Fidelity VIP III Value Strategies Portfolio Service Class	1,427	$171.27 to $343.45	$271,607	0.00%	0.65% to 0.75%	1.79% to 1.89%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP Natural Resources Portfolio — Service Class 2	241	$134.47	$32,424	0.92%	0.75%	34.47%	(a)
Fidelity VIP Freedom Fund 2010 Portfolio — Service Class	125	$107.52	$13,342	0.71%	0.75%	7.52%	(a)
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	8,185	$155.71 to $308.81	$1,929,740	2.87%	0.65% to 0.75%	0.69% to 0.79%
Neuberger Berman AMT Partners Portfolio	12,075	$133.66 to $269.37	$2,827,702	0.97%	0.65% to 0.75%	17.17% to 17.28%
Neuberger Berman AMT Fasciano Portfolio Class S	49	$142.27 to $285.3	$10,336	0.00%	0.65% to 0.75%	2.13% to 2.23%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	223	$160.18 to $321.22	$39,499	0.00%	0.65% to 0.75%	12.89% to 13.01%
Neuberger Berman AMT Socially Responsive Portfolio	373	$146.83 to $294.44	$56,350	0.00%	0.65% to 0.75%	6.06% to 6.17%
Neuberger Berman AMT International Portfolio — Class S	50	$116.92	$6,010	0.31%	0.75%	16.92%	(a)
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	2,831	$176.31 to $347.64	$792,570	7.24%	0.65% to 0.75%	–3.75% to –3.66%
Van Eck Worldwide Hard Assets Fund Initial Class	2,137	$265.62 to $583.29	$1,063,982	0.29%	0.65% to 0.75%	50.54% to 50.69%
Van Eck Worldwide Emerging Markets Fund Initial Class	9,806	$176.56 to $356.56	$2,762,021	0.79%	0.65% to 0.75%	31.01% to 31.14%
Van Eck Worldwide Real Estate Fund Initial Class	2,628	$210.54 to $424.32	$765,016	2.12%	0.65% to 0.75%	20.11% to 20.23%
Van Eck Worldwide Bond Fund Class R	1,375	$108.1	$148,599	5.15%	0.75%	–3.83%
Van Eck Worldwide Hard Assets Fund Class R	1,586	$188.44	$298,544	0.23%	0.75%	50.49%
Van Eck Worldwide Emerging Markets Fund Class R	4,374	$165.76	$725,245	0.69%	0.75%	30.88%
Van Eck Worldwide Real Estate Fund Class R	2,195	$154.98	$340,265	1.95%	0.75%	20.11%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	36,196	$117.56 to $237.4	$6,189,252	0.00%	0.65% to 0.75%	16.01% to 16.13%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$53.03 to $106.59	—	0.00%	0.65% to 0.75%	–5.59% to –5.56%	(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	20,491	$61.11 to $122.91	$1,439,772	0.00%	0.65% to 0.75%	15.23% to 15.31%	(c)
Wells Fargo Opportunity Fund VT	9,853	$117.78 to $236.89	$1,251,105	0.00%	0.65% to 0.75%	7.08% to 7.19%	(d)
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	12,396	$110.48 to $221.78	$1,657,225	0.02%	0.65% to 0.75%	3.6% to 3.7%
Dreyfus Developing Leaders Portfolio Initial Shares	696	$148.97 to $298.73	$135,804	0.00%	0.65% to 0.75%	5.01% to 5.12%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	3,156	$171.81 to $347.44	$625,132	0.00%	0.65% to 0.75%	6.43% to 6.54%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	3,035	$139.16 to $279.06	$432,217	1.70%	0.65% to 0.75%	3.91% to 4.02%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	1,065	$128.55 to $258.04	$244,523	0.60%	0.65% to 0.75%	12.41% to 12.52%
American Century VP Ultra Fund Class I	2,112	$111.54 to $223.9	$263,525	0.00%	0.65% to 0.75%	1.4% to 1.51%
American Century VP Value Fund Class I	3,552	$132.29 to $265.55	$585,788	0.92%	0.65% to 0.75%	4.25% to 4.36%
American Century VP Income and Growth Fund Class I	711	$141.6 to $290.27	$101,417	1.83%	0.65% to 0.75%	3.85% to 3.95%
American Century VP International Fund Class III	2,410	$127.07	$306,337	0.62%	0.75%	12.26%
American Century VP Mid Cap Value Fund — Class I	24	$112.66	$2,670	0.86%	0.75%	12.66%	(a)
American Century VP Vista Fund — Class I	6	$114.07	$658	0.00%	0.75%	14.07%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	742	$108.74 to $218.07	$104,219	4.35%	0.65% to 0.75%	0.8% to 0.9%
Janus Aspen Series:
Janus Aspen Forty Portfolio Service Shares	2,135	$137.04 to $275.08	$358,614	0.01%	0.65% to 0.75%	11.72% to 11.83%
Janus Aspen International Growth Portfolio Service Shares	525	$160.06 to $321.3	$137,956	0.96%	0.65% to 0.75%	30.96% to 31.09%
Janus Aspen Global Technology Portfolio Service Shares	265	$114.32 to $229.48	$53,423	0.00%	0.65% to 0.75%	10.72% to 10.83%
Janus Aspen Balanced Portfolio Service Shares	469	$126.06 to $252.79	$69,986	2.14%	0.65% to 0.75%	6.86% to 6.97%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Risk Managed Core Portfolio Service Shares	107	$157.11 to $315.05	$18,715	1.46%	0.65% to 0.75%	10.09% to 10.2%
Janus Aspen International Growth Portfolio Service II Shares	733	$149.9	$109,874	1.30%	0.75%	31.03%
Janus Aspen Global Technology Portfolio Service II Shares	21	$116.38	$2,534	0.00%	0.75%	10.5%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	29,754	$115 to $230.85	$4,183,419	0.87%	0.65% to 0.75%	4.32% to 4.42%
Oppenheimer Global Securities Fund VA Initial Class	2,350	$148.17 to $297.43	$575,116	1.03%	0.65% to 0.75%	13.46% to 13.57%
Oppenheimer Main Street Fund VA Initial Class	16,848	$117.34 to $235.55	$2,394,795	1.25%	0.65% to 0.75%	5.19% to 5.29%
Oppenheimer High Income Fund VA Initial Class	1,696	$122.2 to $245.04	$234,520	5.86%	0.65% to 0.75%	1.55% to 1.65%
Oppenheimer Main Street Small Cap Fund VA Initial Class	9,045	$178.47 to $357.88	$1,927,159	0.00%	0.65% to 0.75%	9.1% to 9.21%
Oppenheimer Global Securities Fund/VA Class III	3,908	$131.66	$514,567	0.78%	0.75%	13.49%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	921	$150.43 to $301.67	$156,525	0.10%	0.65% to 0.75%	4.95% to 5.05%
AIM V.I. Capital Appreciation Fund Series I	1,032	$140.98 to $282.71	$148,736	0.07%	0.65% to 0.75%	8.02% to 8.13%
AIM V.I. Capital Development Fund Series I	1,113	$161.43 to $323.72	$202,077	0.00%	0.65% to 0.75%	8.79% to 8.9%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	1,030	$108.35 to $210.05	$126,025	3.32%	0.65% to 0.75%	0.54% to 0.64%
Federated American Leaders Fund II Primary Shares	45	$142.38 to $285.53	$10,853	1.20%	0.65% to 0.75%	4.24% to 4.34%
Federated Capital Appreciation Fund II Primary Shares	163	$129.31 to $259.31	$34,385	0.98%	0.65% to 0.75%	1.15% to 1.26%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	13,928	$177.08 to $355.1	$3,024,134	0.83%	0.65% to 0.75%	8.18% to 8.28%
Franklin Rising Dividends Securities Fund Class I	4,339	$139.14 to $279.03	$763,161	0.92%	0.65% to 0.75%	2.91% to 3.01%
Templeton Foreign Securities Fund Class I	1,807	$170.81 to $342.53	$434,482	1.20%	0.65% to 0.75%	9.65% to 9.76%
Templeton Developing Markets Securities Fund — Class 3	187	$127.41	$23,825	0.80%	0.75%	27.41%	(a)
Templeton Global Income Securities Fund — Class 3	59	$98.32	$5,800	3.21%	0.75%	-1.68%	(a)

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio Class A	2,827	$142.55 to $285.86	$555,879	1.51%	0.65% to 0.75%	4.09% to 4.19%
AllianceBernstein Small/Mid Cap Value Portfolio Class A	1,181	$172.49 to $345.91	$252,384	0.70%	0.65% to 0.75%	6.12% to 6.22%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	549	$129.7 to $260.09	$76,864	0.33%	0.65% to 0.75%	3.71% to 3.81%
MFS Value Series Initial Class	1,657	$148.93 to $298.66	$273,132	0.73%	0.65% to 0.75%	5.87% to 5.97%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	656	$142.4 to $285.56	$93,542	1.38%	0.65% to 0.75%	4.44% to 4.55%
Putnam VT International Equity Fund Class IB	327	$163.55 to $327.98	$70,408	0.67%	0.65% to 0.75%	11.36% to 11.47%
Putnam VT Voyager Fund Class IB	753	$128.99 to $258.67	$97,556	0.59%	0.65% to 0.75%	4.91% to 5.01%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	785	$137.29	$107,859	1.90%	0.95%	3.16%
Vanguard Total Bond Market Index Portfolio	338	$108.74	$36,531	2.97%	0.95%	1.44%
Vanguard High Yield Bond Portfolio	448	$124.72	$55,849	6.68%	0.95%	1.78%
Vanguard Mid Cap Index Portfolio	921	$173.17	$159,452	0.84%	0.95%	12.9%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	513	$109.1 to $218.79	$61,696	3.53%	0.65% to 0.75%	3.44% to 3.54%
Van Kampen Emerging Markets Debt Portfolio Class I	407	$138.23 to $277.19	$72,451	9.53%	0.65% to 0.75%	11.41% to 11.53%
Van Kampen U.S. Real Estate Portfolio Class I	10,385	$202.17 to $405.42	$2,586,390	1.24%	0.65% to 0.75%	16.18% to 16.3%
T Rowe Price T Rowe Price Blue Chip Growth Portfolio — Class II	140	$112.59	$15,760	0.20%	0.75%	12.59%	(a)
T Rowe Price Equity Income Portfolio — Class II	120	$105.84	$12,713	1.25%	0.75%	5.84%	(a)
T Rowe Price Limited Term Bond Portfolio — Class II	36	$100.77	$3,671	1.73%	0.75%	0.77%	(a)

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	8,189	$268.17 to $428.14	3,110,263	1.27%	0.65% to 0.75%	8.93% to 9.04%
Gartmore GVIT Money Market Fund Class IV	31,186	$150.76 to $273.60	5,635,683	0.93%	0.65% to 0.75%	0.18% to 0.28%
Gartmore GVIT Government Bond Fund Class IV	6,430	$214.50 to $357.80	1,980,299	5.53%	0.65% to 0.75%	2.49% to 2.60%
JP Morgan GVIT Balanced Fund Class IV	4,707	$260.80 to $410.97	1,621,768	2.02%	0.65% to 0.75%	7.73% to 7.84%
Gartmore GVIT Mid Cap Growth Fund Class IV	13,175	$403.85 to $636.42	6,779,657	0.00%	0.65% to 0.75%	14.47% to 14.58%
Dreyfus GVIT International Value Fund Class IV	9,741	$278.49 to $481.16	4,197,396	2.30%	0.65% to 0.75%	19.14% to 19.26%
Gartmore GVIT Growth Fund Class IV	24,437	$91.33 to $183.87	2,902,393	0.33%	0.65% to 0.75%	7.35% to 7.46%
Comstock GVIT Value Fund Class IV	38,183	$127.49 to $256.68	5,889,778	1.36%	0.65% to 0.75%	16.54% to 16.66%
Gartmore GVIT Small Company Fund Class IV	16,049	$130.46 to $262.67	2,501,827	0.00%	0.65% to 0.75%	18.13% to 18.25%
Gartmore GVIT Small Cap Value Fund Class IV	20,539	$147.05 to $296.07	3,744,812	0.00%	0.65% to 0.75%	16.42% to 16.54%
Gartmore GVIT Equity 500 Index Fund Class IV	65,552	$295.12 to $554.80	26,816,059	2.71%	0.65% to 0.75%	9.76% to 9.87%
Gartmore GVIT Government Bond Fund Class I	59	$105.24	6,188	5.81%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	698	$143.06 to $288.99	99,877	1.98%	0.65% to 0.75%	13.17% to 13.29%
Gartmore GVIT Investor Destinations Conservative Fund Class II	191	$110.71 to $219.72	21,515	2.98%	0.65% to 0.75%	3.87% to 3.97%
Gartmore GVIT Investor Destinations Moderate Fund Class II	839	$126.73 to $253.58	106,327	2.25%	0.65% to 0.75%	8.72% to 8.83%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	913	$135.87 to $273.59	138,333	1.97%	0.65% to 0.75%	11.26% to 11.37%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	117	$118.54 to $236.01	17,596	2.65%	0.65% to 0.75%	6.36% to 6.46%
Gartmore GVIT Emerging Markets Fund Class I	1,058	$192.22 to $385.09	316,236	0.58%	0.65% to 0.75%	19.84% to 19.96%
Dreyfus GVIT Mid Cap Index Fund Class I	2,608	$150.84 to $302.19	573,144	0.44%	0.65% to 0.75%	14.87% to 14.98%
Federated GVIT High Income Bond Fund Class I	315	$120.89 to $242.19	43,920	7.50%	0.65% to 0.75%	9.27% to 9.38%
Gartmore GVIT Global Financial Services Fund Class I	312	$160.77 to $322.07	67,761	1.56%	0.65% to 0.75%	20.09% to 20.21%
Gartmore GVIT Global Health Sciences Fund Class I	1,923	$133.99 to $268.43	481,336	0.00%	0.65% to 0.75%	7.05% to 7.16%
Gartmore GVIT Global Technology and Communications Fund Class I	2,086	$143.68 to $287.84	554,598	0.00%	0.65% to 0.75%	3.53% to 3.64%
Gartmore GVIT Global Utilities Fund Class I	202	$154.23 to $308.98	62,544	1.94%	0.65% to 0.75%	29.00% to 29.13%	(a)

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Small Cap Growth Fund Class I	371	$141.45 to $283.38	58,136	0.00%	0.65% to 0.75%	12.57% to 12.68%
Gartmore GVIT U.S. Growth Leaders Fund Class I	335	$148.81 to $298.12	51,659	0.00%	0.65% to 0.75%	11.57% to 11.68%
Van Kampen GVIT Multi Sector Bond Fund Class I	166	$111.86 to $224.09	19,223	5.12%	0.65% to 0.75%	5.74% to 5.84%
Dreyfus GVIT International Value Fund Class III	19,134	$115.61	2,212,080	0.96%	0.75%	15.61%	(a)
Gartmore GVIT Emerging Markets Fund Class III	735	$118.13	86,805	1.31%	0.75%	18.13%	(a)
Gartmore GVIT Global Financial Services Fund Class III	51	$117.43	5,950	1.50%	0.75%	17.43%	(a)
Gartmore GVIT Global Health Sciences Fund Class III	8,320	$98.95	823,279	0.00%	0.75%	-1.05%	(a)
Gartmore GVIT Global Technology and Communications Fund Class III	7,593	$109.01	827,668	0.00%	0.75%	9.01%	(a)
Gartmore GVIT Global Utilities Fund Class III	271	$126.69	34,293	2.06%	0.75%	26.69%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	30,352	$300.72 to $539.20	13,302,814	1.70%	0.65% to 0.75%	10.70% to 10.81%
Fidelity VIP Growth Portfolio Initial Class	54,663	$253.87 to $494.37	19,233,050	0.28%	0.65% to 0.75%	2.61% to 2.71%
Fidelity VIP High Income Portfolio Initial Class	11,505	$152.33 to $306.86	2,598,635	8.25%	0.65% to 0.75%	8.77% to 8.88%
Fidelity VIP Overseas Portfolio Initial Class	20,194	$164.23 to $360.93	5,977,013	1.17%	0.65% to 0.75%	12.79% to 12.90%
Fidelity VIP Overseas Portfolio Initial Class R	25,554	$110.99	2,836,285	0.00%	0.75%	10.99%	(a)
Fidelity VIP Investment Grade Bond Portfolio Service Class	359	$108.63	39,010	3.62%	0.75%	3.54%
Fidelity VIP Equity-Income Portfolio Service Class	869	$136.72	118,895	0.90%	0.75%	10.55%
Fidelity VIP Growth Portfolio Service Class	889	$128.08	113,816	0.12%	0.75%	2.49%
Fidelity VIP Overseas Portfolio Service Class	61	$155.86	9,427	1.09%	0.75%	12.64%
Fidelity VIP Overseas Portfolio Service Class R	184	$110.96	20,387	0.00%	0.75%	10.96%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	15,741	$205.20 to $408.25	4,382,589	2.76%	0.65% to 0.75%	4.68% to 4.79%
Fidelity VIP II Investment Grade Bond Portfolio Initial Class	16,216	$192.02 to $384.47	4,411,354	4.09%	0.65% to 0.75%	3.67% to 3.78%
Fidelity VIP II Contrafund Portfolio Initial Class	56,509	$232.75 to $469.55	17,937,427	0.31%	0.65% to 0.75%	14.61% to 14.73%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	10,362	$173.56 to $347.70	2,143,285	0.00%	0.65% to 0.75%	23.84% to 23.96%
Fidelity VIP III Value Strategies Portfolio Service Class	1,333	$168.25 to $337.07	262,009	0.00%	0.65% to 0.75%	13.14% to 13.25%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	7,960	$154.65 to $306.40	1,852,952	3.62%	0.65% to 0.75%	0.03% to 0.13%
Neuberger Berman AMT Partners Portfolio	12,318	$114.08 to $229.68	2,474,409	0.01%	0.65% to 0.75%	18.09% to 18.20%
Neuberger Berman AMT Fasciano Portfolio Class S	284	$139.30 to $279.07	49,432	0.00%	0.65% to 0.75%	11.04% to 11.15%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	147	$141.89 to $284.25	30,205	0.00%	0.65% to 0.75%	15.44% to 15.55%
Neuberger Berman AMT Socially Responsive Portfolio	316	$138.44 to $277.34	44,936	0.00%	0.65% to 0.75%	12.43% to 12.55%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	3,256	$183.19 to $360.84	897,544	8.38%	0.65% to 0.75%	8.34% to 8.44%
Van Eck Worldwide Hard Assets Fund Initial Class	2,120	$176.44 to $387.08	662,825	0.44%	0.65% to 0.75%	23.30% to 23.42%
Van Eck Worldwide Emerging Markets Fund Initial Class	10,718	$134.77 to $271.88	2,246,531	0.68%	0.65% to 0.75%	24.95% to 25.08%
Van Eck Worldwide Real Estate Fund Initial Class	3,198	$175.29 to $352.93	746,569	1.56%	0.65% to 0.75%	35.19% to 35.33%
Van Eck Worldwide Bond Fund Class R	793	$112.41	89,113	0.00%	0.75%	12.41%	(a)
Van Eck Worldwide Hard Assets Fund Class R	885	$125.22	110,803	0.00%	0.75%	25.22%	(a)
Van Eck Worldwide Emerging Markets Fund Class R	3,366	$126.65	426,353	0.00%	0.75%	26.65%	(a)
Van Eck Worldwide Real Estate Fund Class R	1,639	$129.03	211,540	0.00%	0.75%	29.03%	(a)
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	39,878	$101.33 to $204.44	5,888,832	0.00%	0.65% to 0.75%	15.70% to 15.82%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	21,579	$56.17 to $112.87	1,406,814	0.00%	0.65% to 0.75%	18.27% to 18.38%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	10,914	$109.99 to $221.01	1,287,464	0.00%	0.65% to 0.75%	17.34% to 17.45%
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	10,439	$106.64 to $213.86	1,354,182	2.74%	0.65% to 0.75%	4.26% to 4.37%
Dreyfus Developing Leaders Portfolio Initial Shares	428	$141.85 to $284.18	85,314	0.09%	0.65% to 0.75%	10.51% to 10.62%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	1,945	$161.42 to $326.11	357,880	0.47%	0.65% to 0.75%	20.97% to 21.10%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	1,821	$133.92 to $268.29	250,255	1.97%	0.65% to 0.75%	9.81% to 9.92%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	451	$114.35 to $229.32	74,549	0.54%	0.65% to 0.75%	14.07% to 14.18%
American Century VP Ultra Fund Class I	1,680	$109.99 to $220.58	201,378	0.00%	0.65% to 0.75%	9.85% to 9.96%
American Century VP Value Fund Class I	3,813	$126.89 to $254.47	631,137	1.53%	0.65% to 0.75%	13.48% to 13.59%
American Century VP Income and Growth Fund Class I	630	$136.35 to $279.22	85,877	1.26%	0.65% to 0.75%	12.15% to 12.26%
American Century VP International Fund Class III	604	$113.19	68,403	0.00%	0.75%	13.19%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	418	$107.88 to $216.11	64,637	2.98%	0.65% to 0.75%	5.02% to 5.12%
Janus Aspen Series:
Janus Aspen Capital Appreciation Portfolio Service Shares	1,601	$122.66 to $245.98	230,902	0.02%	0.65% to 0.75%	17.09% to 17.20%
Janus Aspen International Growth Portfolio Service Shares	371	$122.23 to $245.11	64,779	0.99%	0.65% to 0.75%	17.80% to 17.92%
Janus Aspen Global Technology Portfolio Service Shares	174	$103.25 to $207.06	28,875	0.00%	0.65% to 0.75%	-0.19% to -0.09%
Janus Aspen Balanced Portfolio Service Shares	366	$117.97 to $236.33	57,309	1.95%	0.65% to 0.75%	7.48% to 7.59%
Janus Aspen Risk Managed Core Portfolio Service Shares	22	$142.71 to $285.90	3,146	2.21%	0.65% to 0.75%	16.59% to 16.70%
Janus Aspen International Growth Portfolio Service II Shares	445	$114.40	50,935	0.73%	0.75%	14.40%	(a)
Janus Aspen Global Technology Portfolio Service II Shares	135	$105.32	14,256	0.00%	0.75%	5.32%	(a)
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	25,503	$110.25 to $221.08	3,462,259	0.27%	0.65% to 0.75%	6.14% to 6.24%
Oppenheimer Global Securities Fund VA Initial Class	2,563	$130.60 to $261.89	504,155	1.92%	0.65% to 0.75%	18.27% to 18.39%
Oppenheimer Main Street Fund VA Initial Class	14,527	$111.56 to $223.72	1,946,814	0.31%	0.65% to 0.75%	8.64% to 8.75%
Oppenheimer High Income Fund VA Initial Class	1,212	$120.33 to $241.06	151,180	2.49%	0.65% to 0.75%	8.15% to 8.26%
Oppenheimer Main Street Small Cap Fund VA Initial Class	8,090	$163.58 to $327.70	1,611,482	0.00%	0.65% to 0.75%	18.53% to 18.65%
Oppenheimer Global Securities Fund/VA Class III	1,763	$116.02	204,558	0.00%	0.75%	16.02%	(a)

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	738	$143.34 to $287.16	116,194	0.00%	0.65% to 0.75%	10.24% to 10.35%
AIM V.I. Capital Appreciation Fund Series I	859	$130.51 to $261.45	112,119	0.00%	0.65% to 0.75%	5.83% to 5.94%
AIM V.I. Capital Development Fund Series I	417	$148.39 to $297.27	62,283	0.00%	0.65% to 0.75%	14.64% to 14.75%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	746	$107.76 to $208.71	86,462	2.08%	0.65% to 0.75%	2.85% to 2.95%
Federated American Leaders Fund II Primary Shares	44	$136.59 to $273.64	8,983	1.22%	0.65% to 0.75%	8.96% to 9.07%
Federated Capital Appreciation Fund II Primary Shares	134	$127.83 to $256.10	29,235	0.58%	0.65% to 0.75%	6.59% to 6.70%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	10,673	$163.69 to $327.93	2,154,847	0.28%	0.65% to 0.75%	23.16% to 23.29%
Franklin Rising Dividends Securities Fund Class I	2,676	$135.21 to $270.87	528,739	0.67%	0.65% to 0.75%	10.42% to 10.53%
Templeton Foreign Securities Fund Class I	2,140	$155.77 to $312.07	483,211	1.27%	0.65% to 0.75%	17.98% to 18.10%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio Class A	2,609	$136.96 to $274.37	532,977	1.36%	0.65% to 0.75%	10.63% to 10.74%
AllianceBernstein Small Cap Value Portfolio Class A	942	$162.55 to $325.64	189,311	0.19%	0.65% to 0.75%	18.41% to 18.53%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	416	$125.06 to $250.53	54,394	0.00%	0.65% to 0.75%	8.37% to 8.48%
MFS Value Series Initial Class	1,536	$140.68 to $281.83	239,998	0.53%	0.65% to 0.75%	14.32% to 14.43%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	473	$136.34 to $273.14	64,605	1.19%	0.65% to 0.75%	10.28% to 10.39%
Putnam VT International Equity Fund Class IB	102	$146.87 to $294.22	26,487	1.92%	0.65% to 0.75%	15.33% to 15.44%
Putnam VT Voyager Fund Class IB	561	$122.96 to $246.32	68,979	0.21%	0.65% to 0.75%	4.25% to 4.35%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	395	$133.09	52,584	1.58%	0.95%	12.25%
Vanguard Total Bond Market Index Portfolio	149	$107.20	15,931	4.09%	0.95%	3.22%
Vanguard High Yield Bond Portfolio	356	$122.54	43,642	6.20%	0.95%	7.50%
Vanguard Mid Cap Index Portfolio	536	$153.38	82,210	0.62%	0.95%	19.18%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	457	$105.48 to $211.31	51,263	3.76%	0.65% to 0.75%	3.59% to 3.69%
Van Kampen Emerging Markets Debt Portfolio Class I	171	$124.06 to $248.54	22,565	4.35%	0.65% to 0.75%	9.24% to 9.35%
Van Kampen U.S. Real Estate Portfolio Class I	8,905	$174.02 to $348.61	1,917,387	1.65%	0.65% to 0.75%	35.38% to 35.51%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized policy expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)	Note that these funds were added during the year and the total returns are not annualized. Minimum and maximum ranges are not shown for underlying mutual fund options for which a single policy expense rate is representative of all units issued and outstanding at period end.

(c)	Effective the close of business on April 8, 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

(d)	Effective the close of business on April 8, 2005, Strong Opportunity Fund II, Inc merged with Wells Fargo Advantage Variable Trust Funds. Subaccount performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong Variable Insurance Fund (See Note 1)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Nationwide Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company (the Company), a wholly-owned subsidiary of Nationwide Life Insurance Company, as of December 31, 2008 and 2007, and the related statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008.  In connection with our audits of the financial statements, we also have audited financial statement schedules I, IV and V.  These financial statements and financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Columbus, Ohio
April 10, 2009

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Balance Sheets
(in millions, except share amounts)

	December 31,
	2008	2007

Assets:
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $2,369.4 and $2,608.7)	$ 2,118.7	$ 2,598.5
Equity securities (amortized cost $4.2 and $5.6)	4.3	5.5
Mortgage loans on real estate, net	723.7	824.8
Short-term investments, including amounts managed by a related party	165.5	94.3
Other investments	3.6	4.9
Total investments	3,015.8	3,528.0

Cash	6.4	-
Deferred policy acquisition costs	449.3	284.1
Reinsurance receivable from a related party	131.6	129.1
Other assets	491.4	640.1
Separate account assets	1,005.4	1,736.4
Total assets	$ 5,099.9	$ 6,317.7

Liabilities and Shareholder’s Equity:
Liabilities:
Future policy benefits and claims	$ 3,624.2	$ 3,905.1
Other liabilities	113.6	202.2
Separate account liabilities	1,005.4	1,736.4
Total liabilities	4,743.2	5,843.7

Shareholder’s equity:
Common stock ($40 par value; authorized, issued and outstanding - 66,000 shares)	2.6	2.6
Additional paid-in capital	248.0	248.0
Retained earnings	183.4	225.7
Accumulated other comprehensive loss	(77.3)	(2.3)
Total shareholder’s equity	356.7	474.0
Total liabilities and shareholder’s equity	$ 5,099.9	$ 6,317.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of (Loss) Income
(in millions)

		Years ended December 31,
	2008	2007	2006

Revenues:
Policy charges	$ 79.7	$ 60.4	$ 63.3
Premiums	23.4	12.0	10.5
Net investment income	51.0	45.5	42.3
Net realized investment losses	(102.5)	(24.6)	(16.9)
Other income	0.2	0.4	0.3
Total revenues	51.8	93.7	99.5

Benefits and expenses:
Interest credited to policyholder accounts	18.5	15.5	13.5
Benefits and claims	46.2	19.1	21.0
Amortization of deferred policy acquisition costs	40.3	21.7	26.0
Other operating expenses	17.5	15.9	6.5
Total benefits and expenses	122.5	72.2	67.0

(Loss) income from continuing operations before federal income tax (benefit) expense	(70.7)	21.5	32.5
Federal income tax (benefit) expense	(28.4)	5.8	7.0
Net (loss) income	$ (42.3)	$ 15.7	$ 25.5

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Changes in Shareholder’s Equity
(in millions)

	Common stock	Additional paid-in capital		Retained earnings		Accumulated other comprehensive income (loss)	Total shareholder’s equity

Balance as of December 31, 2005	$ 2.6	$ 248.0	#	$ 184.5	#	$ 1.5	$ 436.6

Comprehensive income:
Net income	-	-		25.5		-	25.5
Other comprehensive loss, net of taxes	-	-		-		(5.3)	(5.3)
Total comprehensive income							20.2
Balance as of December 31, 2006	2.6	248.0	#	210.0	#	(3.8)	456.8

Comprehensive income:
Net income	-	-		15.7		-	15.7
Other comprehensive income, net of taxes	-	-		-		1.5	1.5
Total comprehensive income							17.2
Balance as of December 31, 2007	2.6	248.0	#	225.7	#	(2.3)	474.0

Comprehensive loss:
Net loss	-	-		(42.3)		-	(42.3)
Other comprehensive loss, net of taxes	-	-		-		(75.0)	(75.0)
Total comprehensive loss							(117.3)
Balance as of December 31, 2008	$ 2.6	$ 248.0	#	$ 183.4	#	$ (77.3)	$ 356.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Cash Flows
(in millions)

	Years ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net (loss) income	$ (42.3)	$ 15.7	$ 25.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses	102.5	24.6	16.9
Interest credited to policyholder accounts	18.5	15.5	13.5
Capitalization of deferred policy acquisition costs	(83.8)	(58.9)	(52.2)
Amortization of deferred policy acquisition costs	40.3	21.7	26.0
Amortization and depreciation	3.2	7.6	12.6
Decrease in other assets	9.7	93.3	5.2
(Decrease) increase in policy and other liabilities	(196.5)	93.8	(3.5)
(Increase) decrease in derivative assets	(5.2)	0.4	(2.2)
(Decrease) increase in derivative liabilities	(4.9)	6.2	(4.4)
Net cash (used in) provided by operating activities	(158.5)	219.9	37.5

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	474.7	780.4	972.3
Proceeds from sale of securities available-for-sale	287.7	700.6	806.0
Proceeds from repayments or sales of mortgage loans on real estate	111.5	225.4	277.2
Cost of securities available-for-sale aquired	(614.4)	(861.0)	(722.6)
Cost of mortgage loans on real estate originated or acquired	(15.7)	(39.4)	(105.8)
Net (increase) decrease in short-term investments	(72.0)	129.4	(47.4)
Collateral paid	(13.7)	(17.6)	(77.9)
Other, net	1.4	(4.4)	0.6
Net cash provided by investing activities	159.5	913.4	1,102.4

Cash flows from financing activities:
Investment and universal life insurance product deposits and other additions	401.7	186.6	168.4
Investment and universal life insurance product withdrawals and other deductions	(411.9)	(1,319.9)	(1,308.3)
Other, net	15.6	-	-
Net cash provided by (used in) financing activities	5.4	(1,133.3)	(1,139.9)

Net increase in cash	6.4	-	-
Cash, beginning of period	-	-	-
Cash, end of period	$ 6.4	$ -	$ -

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations

Nationwide Life and Annuity Insurance Company (NLAIC or the Company) provides long-term savings and retirement products in the United States of America (U.S.) and is a wholly-owned subsidiary of Nationwide Life Insurance Company (NLIC), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc (NFS).  The Company is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.  The Company offers individual annuity contracts, universal life insurance, variable universal life insurance and corporate-owned life insurance (COLI) on a non-participating basis.

On August 6, 2008, NFS entered into a definitive agreement for NMIC and Nationwide Corporation to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash.  The transaction closed on January 1, 2009 and NFS became a wholly-owned subsidiary of Nationwide Corporation.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S.  Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies

The Company’s significant accounting policies that materially affect financial reporting are summarized below.  The accompanying financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements.  Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC) for investment and universal life insurance products; impairment losses on investments; valuation allowances for mortgage loans on real estate; the liability for future policy benefits and claims; and federal income tax provision.  Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date.  Management believes the amounts provided are appropriate.

Certain items in the 2007 and 2006 financial statements and related notes have been reclassified to conform to the current presentation.

(a)	Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading.  All fixed maturity and marketable equity securities are classified as available-for-sale.  Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC and deferred federal income taxes, reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity.  The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement.  For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used.  The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings.  The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond.  The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security.  The Company also utilized broker quotes in pricing securities or to validate modeled prices.  As of December 31, 2008, 72% of the fair values of fixed maturity securities were valued with the assistance of independent pricing services, 18% were valued with the assistance of the Company’s pricing matrices, 6% were valued with the assistance of broker quotes, and 4% were valued from other sources (compared to 69%, 21%, 8%, and 2%, respectively, as of December 31, 2007).

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities.  When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments.  Any resulting adjustment is included in net investment income.  All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

For debt securities not subject to Emerging Issues Task Force (EITF) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due.  Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time.  Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.  Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security.  If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been, or it is probable there will be, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers.  Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.  In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date.  The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan.  Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.  Loans in foreclosure are placed on non-accrual status.  Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification.  Changes in the Company’s mortgage loan valuation allowances and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

(b)	Derivative Instruments

Derivatives are carried at fair value.  On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction.  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions.  This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.  The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items.  When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities.  In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments.  Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates.  Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.  Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities.  The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets.  Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting.  The Company does not enter into speculative positions.  Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy.  For example, the Company may sell credit default protection through a credit default swap.  Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk.  The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability.  Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap.  Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

(c)      Revenues and Benefits

Investment and Universal Life Insurance Products:  Investment products primarily consist of individual and group variable and fixed deferred annuities.  Universal life insurance products include universal life insurance, variable universal life insurance, COLI and other interest-sensitive life insurance policies.  Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period.  The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees.  Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.  Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited.  Surrender charges are recognized upon surrender of a contract in accordance with contractual terms.  Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products:  Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies.  Premiums for traditional life insurance products are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract.  This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(d)      Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase.  The Company carries cash and cash equivalents at cost, which approximates fair value.

(e)      Deferred Policy Acquisition Costs

Investment and universal life insurance products.  The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business.  In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses.  Investment products primarily consist of individual and group variable and fixed deferred annuities .  Universal life insurance products include universal life insurance, variable universal life insurance and COLI.  DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses.  The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in Note 2(a).

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter.  During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns.  The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality.  Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product.  The Company reviews this assumption, like others, as part of its annual process.  If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below).  Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index.  The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date.  The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption.  The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated.  However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period.  See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns.  In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant.  In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters.  These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance.  If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions.  When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process.  See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves.  This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses.  The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends.  Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance.  This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $2.8 million pre-tax.  First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date).  Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%.  This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked.  The unlocked assumptions primarily related to mortality and lapse assumptions related to universal life insurance products.  Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustment:  1) a decrease in unearned revenue liability and additional administrative fees of $5.1 million; and 2) a decrease in DAC and an increase in DAC amortization totaling $5.0 million.  The net impact of this activity was a $0.1 million favorable pre-tax adjustment to net income in the second quarter of 2008.

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns.  Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $3.2 million pre-tax.  During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns.  Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period.  Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $12.6 million pre-tax.  The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking.  The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable.  The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters.  Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue.  Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance.  Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(f)      Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives.  Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities.  Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders.  The activity of the separate accounts is not reflected in the statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
(g)      Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(h)      Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe.  Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits.  In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements.  Any such change could significantly affect the amounts reported in the statements of (loss) income.  Management has established reserves in accordance with FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48) based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation.  Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns.  Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(i)      Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.  Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company.  The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(j)      Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity.  Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid.  The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred.  The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies.  The impact of the Company’s retroactive application of the adoption of this change in accounting principle was immaterial.

(3)	Recently Issued Accounting Standards

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, (FSP FAS 115-2 and FAS 124-2).  FSP FAS 115-2 and FAS 124-2 provides guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt and equity securities.  FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company currently is evaluating the impact of adopting FSP FAS 115-2 and FAS 124-2, but expects the impact is likely to be material.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4).  FSP FAS 157-4 provides guidelines for making fair value measurements more consistent with the principles presented in Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157).  FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company currently is evaluating the impact of adopting FSP FAS 157-4.

In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred.  FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted.  The Company adopted FSP EITF 99-20-1 effective December 31, 2008 and applied the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1).  FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009.  FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In November 2008, the FASB Board ratified the emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7).  EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting.  In doing so, the asset should not be included as part of the cost of an entity's existing intangible asset(s) because the defensive intangible asset is separately identifiable.  EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.  The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3).  FSP FAS 157-3 clarifies the application of SFAS 157, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008.  The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees:  An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4).  FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk.  FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.  FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008.  The Company adopted FSP FAS 133-1 and FIN 45-4. effective for the December 31, 2008 reporting period.  See Note 5 for the required disclosures.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162).  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy).  SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The adoption of SFAS 162 will not result in a change in current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161).  SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company currently is evaluating the new disclosures required under SFAS 161 and will provide the required disclosures beginning in 2009.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2).  This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008.  FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance.  The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2.  However, the Company does not expect such application to have a material impact on its financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141).  The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  Accordingly, SFAS 141R establishes principles and requirements for how the acquirer:  1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.  SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.  SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Earlier application is prohibited.  The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160).  The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1).  SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide).  For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor).  In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor.  The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007.  On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1.  The Company will monitor the FASB and AICPA deliberations regarding this standard.

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1).  FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39.  FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted.  The Company adopted FSP FIN 39-1 effective January 1, 2008.  The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral.  The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.  SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value.  In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Company adopted SFAS 159 effective January 1, 2008, which had no impact on the Company’s financial position or results of operations.  The Company will assess the fair value election for new financial assets or liabilities on a prospective basis.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158).  SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions.  An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008.  The Company adopted SFAS 158 effective December 31, 2006.  The adoption of SFAS 158 had no impact on the Company’s financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the FASB issued SFAS 157.  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements.  SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements.  For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted.  The Company adopted SFAS 157 effective January 1, 2008.  The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations.  See Note 4 for disclosures required by SFAS 157.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108).  SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements.  SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements.  The Company adopted SAB 108 effective December 31, 2006.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company adopted FIN 48 effective January 1, 2007.  FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140).  SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.  SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value.  An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value.  Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities.  By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period.  SFAS 156 is effective for fiscal years beginning after September 15, 2006.  The Company adopted SFAS 156 effective January 1, 2007.  SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155).  SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140.  SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  In summary, SFAS 155:  (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.  The Company adopted SFAS 155 effective January 1, 2006.  On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In September 2005, AcSEC issued SOP 05-1.  SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB.  SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract.  SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.  Retrospective application of SOP 05-1 to previously issued financial statements is not permitted.  Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year.  The Company adopted SOP 05-1 effective January 1, 2007.  On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted.  The Company adopted SFAS 154 effective January 1, 2006.  SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
(4)	Fair Value Measurements

Fair Value Option

The Company adopted SFAS 159 effective January 1, 2008.  The adoption of SFAS 159 had no impact on the Company’s financial position or results of operations.  The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008.  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.  The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.  The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability.  Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.  Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 39.4	$ 0.8	$ -	$ 40.2
Obligations of states and political subdivisions	-	25.0	-	25.0
Corporate securities	-	1,107.9	141.2	1,249.1
Mortgage-backed securities	78.7	142.5	267.7	488.9
Asset-backed securities	-	153.7	161.8	315.5
Total fixed maturity securities	118.1	1,429.9	570.7	2,118.7
Equity securities	-	4.3	-	4.3
Total securities available-for-sale	118.1	1,434.2	570.7	2,123.0
Short-term investments	-	165.5	-	165.5
Total investments	118.1	1,599.7	570.7	2,288.5

Cash	6.4	-	-	6.4
Derivative assets1	-	6.2	-	6.2
Separate account assets2,3	-	1,005.4	-	1,005.4
Total assets	$ 124.5	$ 2,611.3	$ 570.7	$ 3,306.5

Liabilities
Derivative liabilities1	$ -	$ 6.6	$ -	$ 6.6
Total liabilities	$ -	$ 6.6	$ -	$ 6.6

__________

1	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments and interest rate futures contracts.
2	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
3	The value of separate account liabilities is set to equal the fair value of separate account assets.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the twelve months ended December 31, 2008:

		Net investment						Change in
		gains (losses)						unrealized
	Balance	In earnings		Purchases,			Balance	gains (losses)
	as of	(realized		issuances,	Transfers	Transfers	as of	in earnings
	December 31,	and	In OCI	sales and	in to	out of	December 31,	due to assets
(in millions)	2007	unrealized)1	(unrealized)2	settlements	Level 3	Level 3	2008	still held

Assets
Investments:
Securities available-for-sale3:
Fixed maturity securities
Corporate securities	$ 142.0	$ (14.5)	$ (22.7)	$ (37.7)	$ 94.8	$ (20.7)	$ 141.2	$ -
Mortgage-backed securities	40.4	(31.7)	(63.1)	(34.2)	356.3	-	267.7	-
Asset-backed securities	74.5	(34.8)	(47.1)	2.8	178.8	(12.4)	161.8	-
Total securities
available-for-sale	256.9	(81.0)	(132.9)	(69.1)	629.9	(33.1)	570.7	-
Short-term investments	47.4	-	-	-	-	(47.4)	-	-
Total assets	$ 304.3	$ (81.0)	$ (132.9)	$ (69.1)	$ 629.9	$ (80.5)	$ 570.7	$ -

__________
1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 6 for a discussion of NAIC Designations).

Transfers

The Company will review its fair value hierarchy classifications quarterly.  Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities.  These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs.  During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity.  As a result, there have been significant changes in certain inputs which led to transfers into Level 3.  During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments.  The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net:  The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.  Loans with similar characteristics are aggregated for purposes of the calculations.  Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate.

Policy loans:  The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts:  The fair values of the Company’s liabilities under investment type contracts are based on one of two methods.  For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges.  For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis.  Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
	Carrying	Estimated	Carrying	Estimated
(in millions)	value	fair value	value	fair value

Assets
Investments:
Mortgage loans on real estate, net	$ 723.7	$ 660.3	$ 824.8	$ 830.9
Policy loans	3.6	3.6	4.9	4.9

Liabilities
Investment contracts	(2,975.0)	(3,041.5)	(3,392.2)	(3,291.7)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(5)	Derivative Financial Instruments

Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities.  As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets.  In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates.  The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments.  The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment.  The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans.  In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period.  With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds.  As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates.  Such variability poses risks to the Company when the assets are funded with fixed rate liabilities.  In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps.  In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments.  The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment.  The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments.  The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment.  The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

Foreign Currency Risk Management

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates.  In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments.  Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR.  These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate.  The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk.  These derivative instruments are designated as a cash flow hedge.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company.  As of December 31, 2008, approximately 67% of separate account assets were invested in equity mutual funds (approximately 77% as of December 31, 2007).  Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue.  In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

Many of the Company’s individual variable annuity contracts offer guaranteed minimum death benefit (GMDB) features.  A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date.  A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value.  This could result in additional GMDB claims.  As of December 31, 2008 and 2007, the Company’s net amount at risk was $182.7 million and $10.4 million, respectively.  As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $5.9 million and $0.7 million, respectively.

Other Non-Hedging Derivatives

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond.  These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread.  The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company.  The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company.  The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net loss of $0.1 million, a net loss of $0.2 million and a net gain of $0.1 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships.  There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.  There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $0.1 million, a net loss of $0.1 million and a net gain of $0.1 million, respectively.  There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Other Derivative Instruments

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $8.0 million, a net loss of $4.2 million and a net gain of $0.2 million, respectively, related to other derivative instruments not designated in hedging relationships.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:
(in millions)	2008	2007

Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$ 7.0	$ 7.0
Pay variable/receive fixed rate swaps hedging investments	19.0	3.0
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	30.6	31.5
Credit default swaps	26.5	52.0
Total	$ 83.1	$ 93.5

The notional value is the amount upon which exchanges of interest are based.  Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index.  When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor.  In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring.  There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $9.6 million in 2008 and no losses in 2007 or 2006, on such contracts.  The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
	Maximum	Estimated	Maximum	Estimated	Maximum	Estimated	Maximum	Estimated
	potential	fair	potential	fair	potential	fair	potential	fair
(in millions)	risk	value	risk	value	risk	value	risk	value

Single sector exposure:
Consumer goods	$ -	$ -	$ 3.0	$ (0.4)	$ -	$ -	$ 3.0	$ (0.4)
Financial	-	-	7.5	(1.0)	5.0	-	12.5	(1.0)
Utilities	4.5	-	-	-	-	-	4.5	-
Total	$ 4.5	$ -	$ 10.5	$ (1.4)	$ 5.0	$ -	$ 20.0	$ (1.4)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments

The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
(in millions)	cost	gains	losses	fair value

December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations	$ 7.1	$ 0.4	$ -	$ 7.5
U.S. Government agencies1	29.6	3.1	-	32.7
Obligations of states and political subdivisions	25.1	0.1	0.2	25.0
Corporate securities
Public	805.4	10.9	88.5	727.8
Private	555.1	5.6	39.4	521.3
Mortgage-backed securities	553.5	8.3	72.9	488.9
Asset-backed securities	393.6	1.5	79.6	315.5
Total fixed maturity securities	2,369.4	29.9	280.6	2,118.7
Equity securities	4.2	0.1	-	4.3
Total securities available-for-sale	$ 2,373.6	$ 30.0	$ 280.6	$ 2,123.0

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations	$ 7.4	$ 0.3	$ -	$ 7.7
U.S. Government agencies	29.2	0.9	-	30.1
Obligations of states and political subdivisions	33.7	0.2	0.1	33.8
Corporate securities
Public	804.1	13.6	12.7	805.0
Private	693.8	14.3	6.8	701.3
Mortgage-backed securities	613.7	3.9	10.7	606.9
Asset-backed securities	426.8	2.0	15.1	413.7
Total fixed maturity securities	2,608.7	35.2	45.4	2,598.5
Equity securities	5.6	-	0.1	5.5
Total securities available-for-sale	$ 2,614.3	$ 35.2	$ 45.5	$ 2,604.0

__________
1	Includes $22.2 million of securities explicitly backed by the full faith and credit of the U.S. Government.

The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads.  While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable.  Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period.  In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $31.0 million and $32.3 million, and gross unrealized losses of $20.5 million and $1.5 million, as of December 31, 2008 and December 31, 2007, respectively.  Of these securities in an unrealized loss position as of December 31, 2008, $6.6 million, or 24%, were in an unrealized loss position for more than one year compared to none as of December 31, 2007.  As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
(in millions)	cost	fair value

Fixed maturity securities available-for-sale:
Due in one year or less	$ 115.0	$ 113.6
Due after one year through five years	858.6	808.5
Due after five years through ten years	256.7	229.5
Due after ten years	192.0	162.7
Subtotal	1,422.3	1,314.3
Mortgage-backed securities	553.5	488.9
Asset-backed securities	393.6	315.5
Total	$ 2,369.4	$ 2,118.7

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007

Net unrealized losses, before adjustments and taxes	$ (250.6)	$ (10.3)
Adjustment to DAC	136.2	14.5
Deferred federal income taxes	40.0	(2.0)
Net unrealized losses	$ (74.4)	$ 2.2

The following table presents an analysis of the net (increase) decrease in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006

Fixed maturity securities	$ (240.5)	$ 3.4	$ (18.3)
Equity securities	0.2	(0.1)	(0.2)
Net (increase) decrease	$ (240.3)	$ 3.3	$ (18.5)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
(in millions)	fair value	losses	fair value	losses	fair value	losses

December 31, 2008:
Fixed maturity securities:
Obligations of states and
political subdivisions	$ 13.4	$ 0.2	$ 1.3	$ -	$ 14.7	$ 0.2
Corporate securities
Public	364.1	54.2	148.7	34.3	512.8	88.5
Private	219.9	26.0	130.7	13.4	350.6	39.4
Mortgage-backed securities	92.9	15.7	197.6	57.2	290.5	72.9
Asset-backed securities	122.9	25.0	164.4	54.6	287.3	79.6
Total	$ 813.2	$ 121.1	$ 642.7	$ 159.5	$ 1,455.9	$ 280.6
% of gross unrealized losses		43%		57%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and
obligations of U.S. Government
corporations	$ -	$ -	$ 0.2	$ -	$ 0.2	$ -
Obligations of states and
political subdivisions	0.1	-	22.3	0.1	22.4	0.1
Corporate securities
Public	232.1	6.9	189.3	5.8	421.4	12.7
Private	60.4	0.8	280.8	6.0	341.2	6.8
Mortgage-backed securities	155.7	3.4	236.5	7.3	392.2	10.7
Asset-backed securities	156.0	7.6	142.2	7.5	298.2	15.1
Total fixed maturity securities	604.3	18.7	871.3	26.7	1,475.6	45.4
Equity securities	5.6	0.1	-	-	5.6	0.1
Total	$ 609.9	$ 18.8	$ 871.3	$ 26.7	$ 1,481.2	$ 45.5
% of gross unrealized losses		41%		59%

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired.  The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary.  Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $159.5 million, or 57% of the Company’s total unrealized losses on fixed maturity securities.  Of this total, $129.3 million, or 81%, were classified as investment grade securities, as defined by the NAIC.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 527, or 67%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 455, or 55%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs.  These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements.  In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in that sector.  It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize, as of the dates indicated, the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of	Less	More		Less	More		Less	More
estimated fair	than or	than		than or	than		than or	than
value to	equal to	one		equal to	one		equal to	one
amortized cost	one year	year	Total	one year	year	Total	one year	year	Total
Corporate securities - public and private
99.9% - 95.0%	$ 5.2	$ 3.2	$ 8.4	$ 0.1	$ -	$ 0.1	$ 5.3	$ 3.2	$ 8.5
94.9% - 90.0%	10.3	4.7	15.0	1.0	0.8	1.8	11.3	5.5	16.8
89.9% - 85.0%	10.8	3.2	14.0	0.8	2.2	3.0	11.6	5.4	17.0
84.9% - 80.0%	9.7	5.7	15.4	2.0	-	2.0	11.7	5.7	17.4
Below 80.0%	31.4	14.5	45.9	8.9	13.4	22.3	40.3	27.9	68.2
Total	67.4	31.3	98.7	12.8	16.4	29.2	80.2	47.7	127.9

Mortgage-backed securities
99.9% - 95.0%	0.4	0.2	0.6	-	-	-	0.4	0.2	0.6
94.9% - 90.0%	0.4	2.8	3.2	-	-	-	0.4	2.8	3.2
89.9% - 85.0%	1.5	2.2	3.7	-	-	-	1.5	2.2	3.7
84.9% - 80.0%	4.5	4.2	8.7	2.9	3.0	5.9	7.4	7.2	14.6
Below 80.0%	4.7	35.3	40.0	1.3	9.5	10.8	6.0	44.8	50.8
Total	11.5	44.7	56.2	4.2	12.5	16.7	15.7	57.2	72.9

Asset-backed securities
99.9% - 95.0%	1.3	0.2	1.5	-	-	-	1.3	0.2	1.5
94.9% - 90.0%	1.9	3.2	5.1	-	-	-	1.9	3.2	5.1
89.9% - 85.0%	0.7	3.4	4.1	-	0.4	0.4	0.7	3.8	4.5
84.9% - 80.0%	0.2	4.5	4.7	-	0.8	0.8	0.2	5.3	5.5
Below 80.0%	19.6	42.1	61.7	1.3	-	1.3	20.9	42.1	63.0
Total	23.7	53.4	77.1	1.3	1.2	2.5	25.0	54.6	79.6

Other fixed maturity securities 1
99.9% - 95.0%	0.1	-	0.1	-	-	-	0.1	-	0.1
94.9% - 90.0%	0.1	-	0.1	-	-	-	0.1	-	0.1
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	0.2	-	0.2	-	-	-	0.2	-	0.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	7.0	3.6	10.6	0.1	-	0.1	7.1	3.6	10.7
94.9% - 90.0%	12.7	10.7	23.4	1.0	0.8	1.8	13.7	11.5	25.2
89.9% - 85.0%	13.0	8.8	21.8	0.8	2.6	3.4	13.8	11.4	25.2
84.9% - 80.0%	14.4	14.4	28.8	4.9	3.8	8.7	19.3	18.2	37.5
Below 80.0%	55.7	91.9	147.6	11.5	22.9	34.4	67.2	114.8	182.0
Total	$ 102.8	$ 129.4	$ 232.2	$ 18.3	$ 30.1	$ 48.4	$ 121.1	$ 159.5	$ 280.6

__________
1
Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of	Less	More		Less	More		Less	More
estimated fair	than or	than		than or	than		than or	than
value to	equal to	one		equal to	one		equal to	one
amortized cost	one year	year	Total	one year	year	Total	one year	year	Total
Corporate securities - public and private
99.9% - 95.0%	$ 1.6	$ 4.3	$ 5.9	$ 1.4	$ 0.8	$ 2.2	$ 3.0	$ 5.1	$ 8.1
94.9% - 90.0%	0.8	4.0	4.8	1.3	0.4	1.7	2.1	4.4	6.5
89.9% - 85.0%	-	1.1	1.1	0.7	1.2	1.9	0.7	2.3	3.0
84.9% - 80.0%	-	-	-	0.2	-	0.2	0.2	-	0.2
Below 80.0%	-	-	-	1.7	-	1.7	1.7	-	1.7
Total	2.4	9.4	11.8	5.3	2.4	7.7	7.7	11.8	19.5

Mortgage-backed securities
99.9% - 95.0%	1.4	4.1	5.5	-	-	-	1.4	4.1	5.5
94.9% - 90.0%	2.0	3.2	5.2	-	-	-	2.0	3.2	5.2
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	3.4	7.3	10.7	-	-	-	3.4	7.3	10.7

Asset-backed securities
99.9% - 95.0%	1.6	1.8	3.4	-	-	-	1.6	1.8	3.4
94.9% - 90.0%	2.0	2.3	4.3	-	-	-	2.0	2.3	4.3
89.9% - 85.0%	1.2	1.9	3.1	-	-	-	1.2	1.9	3.1
84.9% - 80.0%	2.8	1.1	3.9	-	-	-	2.8	1.1	3.9
Below 80.0%	-	0.4	0.4	-	-	-	-	0.4	0.4
Total	7.6	7.5	15.1	-	-	-	7.6	7.5	15.1

Other fixed maturity securities 1
99.9% - 95.0%	-	-	-	-	-	-	-	-	-
94.9% - 90.0%	-	0.1	0.1	-	-	-	-	0.1	0.1
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	-	0.1	0.1	-	-	-	-	0.1	0.1

Total fixed maturity securities available-for-sale
99.9% - 95.0%	4.6	10.2	14.8	1.4	0.8	2.2	6.0	11.0	17.0
94.9% - 90.0%	4.8	9.6	14.4	1.3	0.4	1.7	6.1	10.0	16.1
89.9% - 85.0%	1.2	3.0	4.2	0.7	1.2	1.9	1.9	4.2	6.1
84.9% - 80.0%	2.8	1.1	3.9	0.2	-	0.2	3.0	1.1	4.1
Below 80.0%	-	0.4	0.4	1.7	-	1.7	1.7	0.4	2.1
Total	$ 13.4	$ 24.3	$ 37.7	$ 5.3	$ 2.4	$ 7.7	$ 18.7	$ 26.7	$ 45.4

__________
1
Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

As of December 31, 2008, 35% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%.  In addition, 83% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC.  Of the Company’s investments in unrealized loss positions classified as non-investment grade, 38% have been in an unrealized loss position for less than one year.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements.  For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies.  The NAIC also assigns ratings to securities that do not receive public ratings.  The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality).  Of the Company’s general account fixed maturity securities, 91% and 93% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value

1	Aaa/Aa/A	$ 1,444.9	$ 1,304.6	$ 1,788.0	$ 1,778.9
2	Baa	686.0	622.5	637.0	640.4
3	Ba	149.6	124.6	139.8	136.2
4	B	69.9	51.0	26.9	26.8
5	Caa and lower	15.7	12.4	14.6	13.8
6	In or near default	3.3	3.6	2.4	2.4
	Total	$ 2,369.4	$ 2,118.7	$ 2,608.7	$ 2,598.5

__________
1
NAIC Designations are assigned at least annually.  Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2
Comparisons between NAIC and Moody’s Investors Service, Inc. (Moody’s) designations are published by the NAIC.  If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Subsequent to December 31, 2008, many issuers and securities have been subject to downgrades which may impact the designations of the Company’s general account fixed maturity securities portfolio, but the designations are not expected to be materially different than presented in the table above.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs.  When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery.  These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral.  The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs.  Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate.  Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages.  The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores.  Second-lien mortgage loans are also considered Sub-prime.  The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $240.6 million and $182.9 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $110.2 million and $94.5 million, respectively.  As of December 31, 2008, 67.0% and 90.6% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better.  In addition, 63.0% and 76.4% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company's investments in commercial mortgage-backed securities (CMBS).  These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties.  Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages.  As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $132.1 million and $100.9 million, respectively, while the December 31, 2007 amortized cost was $101.0 million and estimated fair value was $99.5 million.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $287.7 million, $700.6 million and $806.0 million, respectively.  During 2008, gross gains of $1.7 million ($4.9 million and $10.2 million in 2007 and 2006, respectively) and gross losses of $1.3 million ($11.4 million and $21.1 million in 2007 and 2006, respectively) were realized on those sales.

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S.  As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 3%, 23% and 31%, respectively, of the Company’s general account mortgage loan portfolio, compared to 3%, 22% and 30%, respectively, as of December 31, 2007.

As of December 31, 2008, the carrying value of commercial mortgage loans on real estate considered impaired was $9.0 million for which a $3.4 million valuation allowance had been established.  There were no commercial mortgage loans on real estate considered impaired and no related valuation allowance as of December 31, 2007.  No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006

Allowance, beginning of period	$ 2.3	$ 2.7	$ 3.4
Net change in allowance	4.3	(0.4)	(0.7)
Allowance, end of period	$ 6.6	$ 2.3	$ 2.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes net realized investment losses by source for the years ended December 31:

(in millions)	2008	2007	2006

Total realized gains on sales, net of hedging losses	$ 1.9	$ 6.3	$ 5.3
Total realized losses on sales, net of hedging gains	(3.8)	(13.5)	(22.6)
Total other-than-temporary and other investment impairments	(98.6)	(13.3)	(0.7)
Credit default swaps	2.4	(4.2)	0.5
Other derivatives	(4.4)	0.1	0.6
Net realized investment losses	$ (102.5)	$ (24.6)	$ (16.9)

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006

Fixed maturity securities:
Corporate securities
Public	$ 11.0	$ 1.5	$ 0.5
Private	10.8	0.7	0.1
Mortgage-backed securities	35.2	-	-
Asset-backed securities	34.8	11.1	0.1
Total fixed maturity securities	91.8	13.3	0.7

Equity securities	3.4	-	-
Other	3.4	-	-
Total other-than-temporary and other investment impairments	$ 98.6	$ 13.3	$ 0.7

The following table summarizes net investment income by investment type for the years ended December 31:

(in millions)	2008	2007	2006

Securities available-for-sale:
Fixed maturity securities	$ 141.7	$ 168.5	$ 204.6
Equity securities	0.5	0.3	0.5
Mortgage loans on real estate	47.0	57.9	69.9
Short-term investments	0.8	4.9	15.0
Other	1.0	1.0	2.4
Gross investment income	191.0	232.6	292.4
Less:
Investment expenses	6.0	7.4	8.3
Net investment income ceded (Note 11)	134.0	179.7	241.8
Net investment income	$ 51.0	$ 45.5	$ 42.3

Fixed maturity securities with an amortized cost of $4.9 million and $4.8 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $33.9 million and $47.6 million, respectively, of cash collateral on securities lending.  The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007.  As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $33.2 million and $46.8 million, respectively.

As of December 31, 2008 and 2007, the Company had not received any cash for derivative collateral.  As December 31, 2008 the Company held $2.8 million of securities as off-balance sheet collateral on derivative transactions compared to none as of December 31, 2007.  As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $1.6 million as collateral to various derivative counterparties compared to $0.6 million as of December 31, 2007.  The Company considers its exposure to credit risk related to uncollateralized derivative receivables and payables in measuring the fair value of its derivative assets and liabilities.  The impact of this risk was immaterial to the overall fair value measurement as of December 31, 2008.

(7)	Deferred Policy Acquisition Costs

The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007

Balance at beginning of period	$ 284.1	$ 245.2
Capitalization of DAC	83.8	58.9
Amortization of DAC	(40.3)	(21.7)
Adjustments to unrealized gains and losses on securities available-for-sale	121.7	1.7
Balance at end of period	$ 449.3	$ 284.1

See Note 2(e) for information on the Company’s DAC policies.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts

The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder.  The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders.  The Company provides two primary guarantee types under its non-traditional variable annuity contracts:  (1) GMDB and (2) guaranteed minimum income benefits (GMIB).

The GMDB provides a specified minimum return upon death.  Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse.  The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death.  The Company has offered five primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums”.  There are two variations of this benefit.  In general, there is no lock in age for this benefit.  However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals.  For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals.  Currently, there are three versions of ratchet, with the difference based on the definition of anniversary:  monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums.  There are two variations of this benefit.  For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•
  Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death.  There are two versions of this benefit:  (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation.  Both benefits have age limitations.  This benefit is paid in addition to any other death benefits paid under the contract.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value.  The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.
•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
	Account	Net amount	Wtd. avg.	Account	Net amount	Wtd. avg.
(in millions)	value	at risk1	attained age	value	at risk1	attained age

GMDB:
Return of premium	$ 159.9	$ 3.2	67	$ 242.2	$ -	67
Reset	522.6	125.3	67	944.8	7.7	66
Ratchet	137.4	51.3	67	213.5	0.5	67
Rollup	27.6	2.6	66	48.2	0.3	65
Subtotal	847.5	$ 182.4	67	1,448.7	$ 8.5	66
Earnings enhancement	7.6	0.3	63	12.8	1.9	60
Total - GMDB	$ 855.1	$ 182.7	67	$ 1,461.5	$ 10.4	66

GMIB2:
Ratchet	$ 10.9	$ 0.3	N/A	$ 18.1	$ -	N/A
Rollup	28.2	-	N/A	43.6	-	N/A
Total - GMIB	$ 39.1	$ 0.3	N/A	$ 61.7	$ -	N/A

________
1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit).  As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance, with the earliest annuitizations beginning in 2007.

2	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because currently there is no material GMIB exposure.

Net amount at risk is highly sensitive to changes in financial market movements.  The increase in net amount at risk during 2008 is primarily due to declines in the financial markets.

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007

Mutual funds:
Bond	$ 191.2	$ 268.4
Domestic equity	461.8	1,028.0
International equity	84.3	58.5
Total mutual funds	737.3	1,354.9
Money market funds	37.6	32.1
Total	$ 774.9	$ 1,387.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments.  GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments.  The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised.  The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves.  In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections involving 50 probabilistically generated economic scenarios
•	Mean gross equity performance – 8.1%
•	Equity volatility – 18.7%
•	Mortality – 100% of Annuity 2000 table
•	Asset fees – equivalent to mutual fund and product loads
•	Discount rate – approximately 7.0%

Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+

Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Federal Income Taxes

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007

Deferred tax assets:
Future policy benefits and claims	$ 31.1	$ 16.5
Securities available-for-sale	118.0	7.7
Other	10.1	7.4
Gross deferred tax assets	159.2	31.6

Deferred tax liabilities:
Deferred policy acquisition costs	73.6	62.0
Derivatives	8.9	6.1
Other	59.3	0.6
Gross deferred tax liabilities	141.8	68.7
Net deferred tax (asset) liability	$ (17.4)	$ 37.1

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized.  Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts.  There was no valuation allowance as of December 31, 2008 and 2007.  No valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset, due from NLIC, was $17.3 million and $10.5 million as of December 31, 2008 and 2007, respectively.

Total amounts refunded from NLIC for federal income taxes were $7.4 million, $4.1 million and $1.7 million during the years ended December 31, 2008, 2007, and 2006, respectively.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006

Current	$ (14.3)	$ (4.5)	$ (7.0)
Deferred	(14.1)	10.3	14.0
Federal income tax (benefit) expense	$ (28.4)	$ 5.8	$ 7.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%

Computed tax (benefit) expense	$ (24.7)	35.0	$ 7.5	35.0	$ 11.4	35.0
Dividend received deduction	(0.6)	0.8	(1.7)	(8.0)	(2.3)	(7.1)
Other, net	(3.1)	4.4	-	-	(2.1)	(6.4)
Total	$ (28.4)	40.2	$ 5.8	27.0	$ 7.0	21.5

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007.  There was no impact to the Company’s retained earnings on adoption of FIN 48.  A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007

Balance at beginning of period	$ -	$ -
Additions for current year tax positions	1.3	-
Balance at end of period	$ 1.3	$ -

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $1.3 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above.  An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the interest and penalties incurred by the Company was immaterial.  Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007.  As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(10)	Shareholder’s Equity, Regulatory Risk-Based Capital and Dividend Restrictions

Regulatory Risk-Based Capital

The State of Ohio, where the Company is domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC.  The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.  Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC.  Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action.  The Company exceeded Ohio’s minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company is required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance.  Statutory accounting practices focus on insurer solvency and differ from GAAP materially.  The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets; and valuing investments and establishing deferred taxes on a different basis.  The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company for the years ended December 31:

(in millions)	2008 1	2007	2006

Statutory net (loss) income	$ (87.9)	$ (13.4)	$ (45.6)
Statutory capital and surplus	81.7	173.3	158.6

___________
1	Unaudited as of the date of this report.

Dividend Restrictions

The payment of dividends by the Company is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state.  The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year.  During the year ended December 31, 2008, the Company did not pay any dividends to NLIC.  As of January 1, 2009, the Company could pay dividends totaling $8.2 million without obtaining prior approval.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive (Loss) Income

The Company’s comprehensive (loss) income includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive (loss) income, before and after federal income tax benefit (expense), for the years ended December 31:

(in millions)	2008	2007	2006

Net unrealized losses on securities available-for-sale
arising during the period:
Net unrealized losses before adjustments	$ (335.1)	$ (16.5)	$ (29.7)
Net adjustment to deferred policy acquisition costs	121.7	1.7	6.6
Related federal income tax benefit	75.2	4.6	8.1
Net unrealized losses	(138.2)	(10.2)	(15.0)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	94.8	19.8	11.2
Related federal income tax benefit	(33.2)	(6.9)	(3.9)
Net reclassification adjustment	61.6	12.9	7.3

Other comprehensive (loss) income on securities available-for-sale	(76.6)	2.7	(7.7)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	2.4	(1.9)	3.7
Related federal income tax (expense) benefit	(0.8)	0.7	(1.3)
Other comprehensive income (loss) on cash flow hedges	1.6	(1.2)	2.4

Total other comprehensive (loss) income	$ (75.0)	$ 1.5	$ (5.3)

The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines.

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

(11)	Related Party Transactions

The Company has entered into significant, recurring transactions and agreements with NMIC and other affiliates as a part of its ongoing operations.  These include office space leases and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany repurchases and cash management services.  Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.  For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $5.4 million, $4.0 million and $2.6 million, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company leases office space from NMIC.  For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $0.4 million, $0.3 million and $0.2 million, respectively.
The Company has a reinsurance agreement with NLIC whereby certain individual deferred fixed annuity contracts are ceded on a modified coinsurance basis.  Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer.  Under the terms of the Company’s agreement, the investment risk associated with changes in interest rates is borne by NLIC.  Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company’s retention of such risk.  The agreement will remain in force until all contract obligations are settled.  Amounts ceded to NLIC in 2008 include premiums of $232.6 million ($86.0 million and $101.1 million in 2007 and 2006, respectively); net investment income of $134.0 million ($179.7 million and $241.8 million in 2007 and 2006, respectively); policy reserves of $2.53 billion ($2.77 billion and $3.89 billion in 2007 and 2006, respectively); and benefits, claims and other expenses of $379.9 million ($309.6 million and $365.8 million in 2007 and 2006, respectively).

The Company also has a reinsurance agreement with NLIC whereby a certain life insurance contract is ceded on a 100% coinsurance basis.  No premium amounts were ceded to NLIC in 2008, 2007 and 2006, and benefits of $2.5 million, $1.3 million and $0.3 million were ceded to NLIC during 2008, 2007 and 2006, respectively.  Policy reserves ceded and amounts receivable from NLIC under this agreement totaled $131.6 million and $129.1 million as of December 31, 2008 and 2007, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products.  As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $174.8 million and $206.3 million, respectively.  For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $0.6 million, $0.7 million and $0.9 million, respectively, for the distribution and servicing of these funds.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value.  Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest.  As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements.  During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $12.8 million, $56.4 million and $57.6 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants.  Amounts on deposit with NCMC for the benefit of the Company were $153.5 million and $47.4 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the balance sheets.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 9.  Effective October 1, 2002, the Company began filing a consolidated federal income tax return with NLIC.  There were no payments (from) to NMIC for the years ended December 31, 2 008 and 2007, compared to $(0.6) million for the years ended December 31, 2006.  This payment related to tax years prior to deconsolidation.

As of December 31, 2008 and 2007, net intercompany receivables due from affiliates were $33.6 million and $37.8 million, respectively.

On March 30, 2009, NLAIC received an $80.0 million cash capital contribution from NLIC.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Contingencies

Legal Matters

Nationwide Financial Services, Inc., and its affiliates, including NLAIC (collectively NFS), are parties to litigation and arbitration proceedings in the ordinary course of its business.  It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and NFS does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  NFS does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on NFS’s financial position.  However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on  NFS’s financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices.  A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than NFS.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years.  Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues.  NFS has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by NFS.  NFS has cooperated with these investigations.  Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the NFS and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer.  Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives.  Related investigations, proceedings or inquiries may be commenced in the future.  NFS has been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices and the use of side agreements and finite reinsurance agreements.  NFS is cooperating with regulators in connection with these inquiries and will cooperate with NMIC, NFS’s ultimate parent, in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies.  These proceedings also could affect the outcome of one or more of NFS’s litigation matters.  There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on Company’s financial position or results of operations in the future.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule I                   Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
			Amount at
			which shown
		Market	in the
Type of investment	Cost	value	balance sheet

Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government
corporations	$ 7.1	$ 7.5	$ 7.5
U.S. Government agencies	29.6	32.7	32.7
Obligations of states and political subdivisions	25.1	25.0	25.0
Public utilities	201.1	191.8	191.8
All other corporate	2,106.5	1,861.7	1,861.7
Total fixed maturity securities available-for-sale	2,369.4	2,118.7	2,118.7

Equity securities available-for-sale	4.2	4.3	4.3
Mortgage loans on real estate, net	728.7		723.7
Policy loans	3.6		3.6
Short-term investments, including amounts managed by a related party	165.5		165.5
Total investments	$ 3,271.4		$ 3,015.8

__________
1	Difference from Column B primarily is due to unamortized premiums on the principal value.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule IV                           Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
					Percentage
		Ceded to	Assumed		of amount
	Gross	other	from other	Net	assumed
	amount	companies	companies	amount	to net

2008

Life insurance in force	$ 34,867.1	$ 19,809.8	$ -	$ 15,057.3	0.0%
Life insurance premiums 1	57.3	33.9	-	23.4	0.0%

2007

Life insurance in force	$ 26,808.0	$ 20,177.7	$ -	$ 6,630.3	0.0%
Life insurance premiums 1	43.1	31.1	-	12.0	0.0%

2006

Life insurance in force	$ 19,016.4	$ 16,234.0	$ -	$ 2,782.4	0.0%
Life insurance premiums 1	25.9	15.4	-	10.5	0.0%

__________
1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule V                           Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Charged
	Balance at	(credited) to	Charged to		Balance at
	beginning	costs and	other		end of
Description	of period	expenses	accounts	Deductions1	period

2008
Valuation allowances - mortgage loans on real estate	$ 2.3	$ 4.3	$ -	$ -	$ 6.6

2007
Valuation allowances - mortgage loans on real estate	$ 2.7	$ (0.4)	$ -	$ -	$ 2.3

2006
Valuation allowances - mortgage loans on real estate	$ 3.4	$ (0.6)	$ -	$ 0.1	$ 2.7

____________
1	Amount represents transfers to real estate owned and recoveries.

Nationwide Life and Annuity Company of America: • Nationwide Provident VA Separate Account A • Nationwide Provident VLI Separate Account A	Nationwide Life Insurance Company of America • Nationwide Provident VA Separate Account 1

Prospectus supplement dated November 3, 2009

to Prospectus dated May 1, 2002

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Initial Class fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio:  Initial Class, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account A

Prospectus supplement dated October 28, 2009

to Prospectus dated May 1, 2002

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life and Annuity Company of America ("NLACA") approved the merger of NLACA into Nationwide Life and Annuity Insurance Company ("NLAIC").  The merger is scheduled to be effective on December 31, 2009.  As a result, the depositor of your policy will change to NLAIC.  Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life and Annuity Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035

www.nationwide.com

Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account A

Prospectus supplement dated June 9, 2009

to Prospectus dated May 1, 2002

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	Your prospectus offers the following sub-accounts as investment options under your policy. Effective May 1, 2009, these sub-accounts changed names as indicated below:

Old Name	New Name
Janus Aspen Series – International Growth Portfolio: Service Shares	Janus Aspen Series – Overseas Portfolio: Service Shares
Federated Insurance Series – Federated American Leaders Fund II: Primary Shares	Federated Insurance Series – Federated Clover Value Fund II: Primary Shares

2.           The following sub-account has changed subadviser:

Sub-account	Old Subadviser	New Subadviser
Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV	Nationwide Asset Management, LLC	Federated Investment Management Company

3.	Effective May 1, 2009, the following sub-accounts liquidated and have merged into a new sub-account as indicated below:

Liquidated Sub-account	Merged Sub-account
Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Nationwide Variable Insurance Trust – JP Morgan NVIT Balanced Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class II

4.	Effective May 1, 2009 the principal underwriter and general distributor will change from Nationwide Securities, LLC to Nationwide Investment Services Corporation ("NISC").

Any and all references to Nationwide Securities, LLC (“NSLLC”) are replaced with Nationwide Investment Services Corporation ("NISC"). NISC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following changes are made effective:

The Distribution of Policies or the Sale of a Policies provision is replaced as follows:

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

5.           The “Legal Proceedings” section of your prospectus is replaced with the following:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor is not engaged in any material litigation.

Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account A • Nationwide Provident VA Separate Account A

Prospectus supplement dated August 1, 2008 to:

VIP Premier prospectus dated May 1, 2001

Options VIP prospectus dated May 1, 2001

VIP Extra Credit prospectus dated May 1, 2002

Market Street VIP prospectus dated May 2, 1994

Survivor Options VL prospectus dated May 1, 2000

Options VL prospectus dated May 1, 2002

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

Effective August 1, 2008 the principal underwriter and general distributor will change from 1717 Capital Management Company to Nationwide Securities, LLC.

Any and all references to 1717 Capital Management Company ("1717") are replaced with Nationwide Securities, LLC (“NSLLC”).  NSLLC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following change is made effective:

1. The Legal Proceedings provision is replaced as follows:

NLACA is a party to litigation and arbitration proceedings in the ordinary course of its business.  It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and NLACA does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  NLACA does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on NLACA’s financial position.  However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on NLACA’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices.  A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than NLACA.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years.  Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues.  NLACA has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by NLACA.  NLACA has cooperated with these investigations.  Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by NLACA and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer.  Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note medium-term note (“MTN”) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives.  Related investigations, proceedings or inquiries may be commenced in the future.  NLACA and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the Nationwide Life Insurance Company's, an affiliate, MTN program.  NLACA is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (“NMIC”) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies.  These proceedings also could affect the outcome of one or more of NLACA’s litigation matters.

There can be no assurance that any such litigation will not have a material adverse effect on NLACA in the future.

The general distributor is not engaged in any litigation of any material nature.

Nationwide Life Insurance Company of America:
o  Nationwide Provident VLI Separate Account 1

Nationwide Life and Annuity Company of America:
o  Nationwide Provident VLI Separate Account A

                     Prospectus supplement dated May 1, 2004
--------------------------------------------------------------------------------
THIS SUPPLEMENT UPDATES CERTAIN INFORMATION CONTAINED IN YOUR PROSPECTUS. PLEASE
READ IT AND KEEP IT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

1. THE GARTMORE VARIABLE INSURANCE TRUST ("GVIT") INVESTOR DESTINATIONS FUNDS
HAVE ADDED A SHARE CLASS DESIGNATION. ALL OF THE GVIT INVESTOR DESTINATIONS
FUNDS AVAILABLE IN YOUR CONTRACT/POLICY ARE CLASS II.

2. ALL REFERENCES TO JANUS ASPEN SERIES - RISK-MANAGED LARGE CAP CORE PORTFOLIO
ARE CHANGED TO JANUS ASPEN SERIES - RISK-MANAGED CORE PORTFOLIO.

3. THE VAN ECK WORLDWIDE INSURANCE TRUST FUNDS HAVE ADDED A SHARE CLASS
DESIGNATION. ALL OF THE VAN ECK WORLDWIDE INSURANCE TRUST FUNDS AVAILABLE IN
YOUR CONTRACT/POLICY ARE INITIAL CLASS.

4. THE PROVISIONS RELATING TO TRANSFERS AMONG AND BETWEEN THE SUBACCOUNTS ARE
AMENDED TO REFLECT THE FOLLOWING:

The Contracts are not designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as
"market-timing," "short-term trading," or "disruptive trading"). We discourage
(and attempt to deter) disruptive trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Owners.
Short-term trading can result in:

o    the dilution of the value of Owners' interests in the Portfolio;

o    Portfolio  managers  taking  actions  that  negatively  impact  performance
     (keeping a larger portion of the Portfolio's  assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

o    increased administrative costs due to frequent purchases and redemptions.

To protect Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies.

U.S. MAIL RESTRICTIONS. We monitor exchange activity in order to identify those engaged in disruptive trading practices. On a daily basis, we examine transaction reports that identify Contracts that could be engaging in harmful trading practices. A Contract will appear on these reports if the Owner (or a third party acting on their behalf) executes a certain number of transfers in a given period. We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or the Guaranteed
Account) involved.

Our response to frequent trading activity depends on the Contract's calendar year history of transfer activity, as described in the following table:

----------------------------------------------- --------------------------------------------------------
Trading Behavior                                Our Response
----------------------------------------------- --------------------------------------------------------
----------------------------------------------- --------------------------------------------------------
6 or more transfers in one calendar quarter     We will mail a letter to the Owner notifying them that:
                                                --------------------------------------------------------
                                                (1) they have been identified as engaging in harmful
       trading practices; and

                                                (2) if their transfers exceed 11 in 2 consecutive
       calendar quarters or 20 in one calendar year, the
                                                    Owner will be limited to submitting transfer
                                                    requests via U.S. mail.
----------------------------------------------- --------------------------------------------------------
----------------------------------------------- --------------------------------------------------------
More than 11 transfers in 2 consecutive         We will automatically limit the Owner to submitting calendar quarters transfer requests via U.S. mail.
OR
More than 20 transfers in one calendar year
----------------------------------------------- --------------------------------------------------------

Each January 1st, we will start the monitoring anew, so that each Contract starts with 0 transfers each January 1. Transfers that were "unused" in previous calendar years may not be carried over into subsequent calendar years.

We may, at a later date, permit Owners required to submit transfer requests via
U.S. mail to submit transfer requests via the Internet and/or telephone with a one-day delay. The result of the one-day delay is that the transfer will be priced at approximately the same time as if the transfer had been submitted by
U.S. mail. Transfers submitted with a one-day delay are irrevocable.

MANAGERS OF MULTIPLE CONTRACTS. Some third-party investment advisers manage the assets of multiple policies and/or contracts pursuant to trading authority granted or conveyed by multiple Owners. We will automatically require these third-party advisers to submit all transfer requests via U.S. mail. Brokers of record who are granted authority to execute transfers in multiple policies/contracts do not fall within our definition of third-party advisers.

We may, at a later date, permit third-party advisers to submit transfer requests via the Internet and/or telephone with a one-day delay, as described above.

OTHER RESTRICTIONS. We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Owners,
Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Owners (or third parties acting on their behalf).

Any restrictions that we implement will be applied consistently and uniformly.
Some transfers do NOT count as transfers for purposes of monitoring for disruptive trading.

                      SUPPLEMENT DATED DECEMBER 23, 2003 TO
      PROSPECTUSES DATED MAY 1, 2002, NOVEMBER 1, 2001, AND MAY 1, 2001 FOR

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
                   NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1
                               MARKET STREET VIP/2
                                VIP EXTRA CREDIT
                                 VIP PREMIER DCA

                 NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
                   NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A
                                   OPTIONS VIP
                                VIP EXTRA CREDIT

                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A
                                   OPTIONS VL
--------------------------------------------------------------------------------

     THIS SUPPLEMENT UPDATES PROSPECTUS DISCLOSURE FOR THE ABOVE CONTRACTS AND
POLICY. IN CONSULTATION WITH MANY OF THE PORTFOLIOS AVAILABLE THROUGH THE
VARIABLE (OR SEPARATE) ACCOUNTS, WE ARE CURRENTLY EVALUATING OUR POLICIES AND
PROCEDURES WITH RESPECT TO TRANSFER REQUESTS.

     Under "Transfer Privilege" or "Transfers of Policy Account Value," remove and replace the third paragraph with the following paragraphs:

     Disruptive trading practices, which hamper the orderly pursuit of stated
     investment objectives by Portfolio managers, may adversely affect the performance of the Subaccounts. In instances of disruptive trading that we may determine to be, or may have already determined to be, harmful to
     Owners, we will, through the use of appropriate means available to us, attempt to curtail or limit the disruptive trading. If your trading activities, or those of a third party acting on your behalf, constitute disruptive trading, we reserve the right not to process the transfer request. If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed. We will notify any affected requestor in a timely manner of any actions we take to restrict his or her ability to make transfers.

     We may add new Portfolios, or new share classes of currently available
     Portfolios, that assess short-term trading fees. In the case of new share class additions, your subsequent allocations may be limited to that new share class. Short-term trading fees are a charge assessed by a Portfolio when you transfer out of a Subaccount before the end of a stated period.
     These fees will only apply to Subaccounts invested in Portfolios that impose such a charge. The Portfolio intends short-term trading fees to compensate the Portfolio and its shareholders for the negative impact on performance that may result from disruptive trading practices, including frequent trading and short-term trading (market timing) strategies. The fees are not intended to adversely impact Owners not engaged in such strategies. The Variable (or Separate) Account will collect the short-term trading fees at the time of the transfer by reducing the Owner's Subaccount value. We will remit all such fees to the Portfolio.

     PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE. IF
YOU HAVE ANY QUESTIONS, CALL US AT (800) 688-5177 OR YOUR REGISTERED
REPRESENTATIVE.

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1

                 NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A

                          SUPPLEMENT DATED MAY 1, 2003
                                     TO THE
                 PROSPECTUSES DATED MAY 1, 2002 AND MAY 1, 2000
                                       FOR

   NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA SPECIAL PRODUCT (WOLPER-ROSS)
       NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA SURVIVOR OPTIONS PLUS
       NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA SURVIVOR OPTIONS VL
            NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA OPTIONS VL

This supplement describes new underlying investment options (the "New
Portfolios") to be offered as of May 1, 2003 under the variable life insurance policies noted above (the "Policies") issued by Nationwide Life Insurance
Company of America ("NLICA") and Nationwide Life and Annuity Company of America
("NLACA"). THE NEW PORTFOLIOS ARE OFFERED IN ADDITION TO THE PORTFOLIOS
CURRENTLY OFFERED THROUGH YOUR POLICY. Copies of the New Portfolios'
prospectuses accompany this supplement.

                                 NEW PORTFOLIOS

Beginning May 1, 2003, you may allocate premium payments and transfer Policy
Account Value to Subaccounts that invest in the following New Portfolios:

-  AIM VARIABLE INSURANCE FUNDS, INC. (SERIES I)
   AIM V.I. Basic Value Fund
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Capital Development Fund

-  ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS A)
   AllianceBernstein Growth & Income Portfolio
   AllianceBernstein Small Cap Value Portfolio

-  AMERICAN CENTURY(R) VARIABLE PORTFOLIOS, INC. (CLASS I)
   VP Income & Growth Fund

-  AMERICAN CENTURY(R) VARIABLE PORTFOLIOS II, INC. (CLASS II)
   VP Inflation Protection Fund

-  DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
   Small Cap Stock Index Portfolio

-  DREYFUS STOCK INDEX FUND, INC. (INITIAL SHARES)
   Dreyfus Stock Index Fund, Inc.

-  DREYFUS VARIABLE INVESTMENT FUND (INITIAL SHARES)
   Developing Leaders Portfolio

-  FEDERATED INSURANCE SERIES (PRIMARY SHARES)
   American Leaders Fund II
   Capital Appreciation Fund II
   Quality Bond Fund II

-  FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
   (SERVICE CLASS)
   Mid Cap Portfolio
   Value Strategies Portfolio

-  FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)
   Franklin Rising Dividends Securities Fund
   Franklin Small Cap Value Securities Fund
   Templeton Foreign Securities Fund

-  GARTMORE VARIABLE INSURANCE TRUST
   Comstock GVIT Value Fund (Class IV)*
   Dreyfus GVIT International Value Fund (Class IV)*
   Dreyfus GVIT Mid Cap Index Fund (Class I)
   Federated GVIT High Income Bond Fund (Class I)
   Gartmore GVIT Emerging Markets Fund (Class I)
   Gartmore GVIT Global Financial Services Fund (Class I)
   Gartmore GVIT Global Health Sciences Fund (Class I)
   Gartmore GVIT Global Technology and Communications Fund (Class I)
   Gartmore GVIT Global Utilities Fund (Class I)
   Gartmore GVIT Government Bond Fund (Class IV)*
   Gartmore GVIT Growth Fund (Class IV)*
   Gartmore GVIT Investor Destinations Aggressive Fund
   Gartmore GVIT Investor Destinations Conservative Fund
   Gartmore GVIT Investor Destinations Moderate Fund
   Gartmore GVIT Investor Destinations Moderately Aggressive Fund
   Gartmore GVIT Investor Destinations Moderately Conservative Fund
   Gartmore GVIT Mid Cap Growth Fund (Class IV)*
   Gartmore GVIT Money Market Fund (Class IV)*
   Gartmore GVIT Nationwide(R) Fund (Class IV)*
   Gartmore GVIT US Growth Leaders Fund (Class I)
   GVIT Equity 500 Index Fund (Class IV)*
   GVIT Small Cap Growth Fund (Class I)
   GVIT Small Cap Value Fund (Class IV)*
   GVIT Small Company Fund (Class IV)*
   J.P. Morgan GVIT Balanced Fund (Class IV)*
   Van Kampen GVIT Multi Sector Bond Fund (Class I)

-  JANUS ASPEN SERIES (SERVICE SHARES)
   Balanced Portfolio
   Risk-Managed Large Cap Core Portfolio

-  MFS(R) VARIABLE INSURANCE TRUST (INITIAL CLASS)
   Investors Growth Stock Series
   Value Series

-  NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
   Fasciano Portfolio (Class S)
   Mid Cap Growth Portfolio (Class I)
   Socially Responsive Portfolio (Class I)

-  OPPENHEIMER VARIABLE ACCOUNT FUNDS (INITIAL CLASS)
   High Income Fund/VA
   Main Street(R) Small Cap Fund/VA

-  PUTNAM VARIABLE TRUST (CLASS 1B)
   Growth & Income Fund
   International Equity Fund
   Voyager Fund

-  VAN KAMPEN - THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (CLASS I)
   Core Plus Fixed Income Portfolio
   Emerging Markets Debt Portfolio
   U.S. Real Estate Portfolio

*     Effective following the close of business on April 25, 2003, The Market
      Street Fund merged with and into Gartmore Variable Insurance Trust.
      Specifically:

-     The Market Street Fund All Pro Large Cap Value Portfolio merged with the
      Comstock GVIT Value Fund;

-     The Market Street Fund International Portfolio merged with the Dreyfus
      GVIT International Value Fund;

-     The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
      Government Bond Fund;

-     The Market Street Fund All Pro Large Cap Growth Portfolio merged with the
      Gartmore GVIT Growth Fund;

-     The Market Street Fund Mid Cap Growth Portfolio merged with the Gartmore
      GVIT Mid Cap Growth Fund;

-     The Market Street Fund Money Market Portfolio merged with the Gartmore
      GVIT Money Market Fund;

-     The Market Street Fund All Pro Broad Equity Portfolio merged with the
      Gartmore GVIT Nationwide(R) Fund;

-     The Market Street Fund Equity 500 Index Portfolio merged with the GVIT
      Equity 500 Index Fund;

-     The Market Street Fund All Pro Small Cap Value Portfolio merged with the
      GVIT Small Cap Value Fund;

-     The Market Street Fund All Pro Small Cap Growth Portfolio merged with the
      GVIT Small Company Fund; and

-     The Market Street Fund Balanced Portfolio merged with the J.P. Morgan GVIT
      Balanced Fund.

                             NEW PORTFOLIO EXPENSES

The following table shows the fees and expenses charged by the New Portfolios for the fiscal year ended December 31, 2002. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. Expenses of the New Portfolios may be higher or lower in the future. Please refer to the New Portfolios' prospectuses for more information.

ANNUAL PORTFOLIO OPERATING EXPENSES (as a percentage of average Portfolio assets):

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
AIM VARIABLE INSURANCE FUNDS,
INC. (SERIES I)

  AIM V.I. Basic Value Fund          0.73%       N/A        0.00%         0.43%        1.16%          N/A             N/A

  AIM V.I. Capital Appreciation
  Fund                               0.61%       N/A        0.00%         0.24%        0.85%          N/A             N/A

  AIM V.I. Capital Development
  Fund                               0.75%       N/A        0.00%         0.39%        1.14%          N/A             N/A

ALLIANCEBERNSTEIN VARIABLE
PRODUCTS SERIES FUND (CLASS A)

  AllianceBernstein Growth &
  Income Portfolio                   0.63%       N/A        0.00%         0.05%        0.68%          N/A             N/A

  AllianceBernstein Small Cap
  Value Portfolio(1)                 1.00%       N/A        0.00%         0.41%        1.41%         0.21%           1.20%

AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC. (CLASS I)

  VP Income & Growth Fund            0.70%       N/A        0.00%         0.00%        0.70%          N/A             N/A

AMERICAN CENTURY VARIABLE
PORTFOLIOS II, INC. (CLASS II)

  VP Inflation Protection Fund       0.51%      0.25%       0.00%         0.00%        0.76%          N/A             N/A

DREYFUS INVESTMENT PORTFOLIOS
(SERVICE SHARES)

  Small Cap Stock Index
  Portfolio                          0.35%      0.25%       0.00%         0.00%        0.60%          N/A             N/A

DREYFUS STOCK INDEX FUND, INC.
(INITIAL SHARES)

  Dreyfus Stock Index Fund, Inc.     0.25%       N/A        0.00%         0.02%        0.27%          N/A             N/A

DREYFUS VARIABLE INVESTMENT
FUND (INITIAL SHARES)

  Developing Leaders Portfolio       0.75%       N/A        0.00%         0.06%        0.81%          N/A             N/A

FEDERATED INSURANCE SERIES
(PRIMARY SHARES)

  American Leaders Fund II(2)        0.75%       N/A        0.25%         0.13%        1.13%          N/A             N/A

  Capital Appreciation Fund II(3)    0.85%      0.25%       0.25%         3.02%        4.37%          N/A             N/A

  Quality Bond Fund II(3)            0.60%      0.25%       0.25%         0.13%        1.23%          N/A             N/A

FIDELITY VARIABLE INSURANCE
PRODUCTS FUNDS

  Mid Cap Portfolio (Service
  Class)(4)                          0.58%      0.10%       0.00%         0.12%        0.80%          N/A             N/A

  Value Strategies Portfolio
  (Service Class)(4, 5)              0.58%      0.10%       0.00%         0.84%        1.52%          N/A             N/A

                                                                                                                    NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST (CLASS 1)

  Franklin Rising Dividends
  Securities Fund(6)                 0.75%       N/A        0.00%         0.02%        0.77%          N/A             N/A

  Franklin Small Cap Value
  Securities Fund(6)                 0.60%       N/A        0.00%         0.20%        0.80%          N/A             N/A

  Templeton Foreign Securities
  Fund(6)                            0.69%       N/A        0.00%         0.22%        0.91%          N/A             N/A

GARTMORE VARIABLE INSURANCE
TRUST

  Comstock GVIT Value Fund
  (Class IV)(7)                      0.80%       N/A        0.00%         0.31%        1.11%          N/A             N/A

  Dreyfus GVIT International
  Value Fund (Class IV)(7)           0.75%       N/A        0.00%         0.26%        1.01%          N/A             N/A

  Dreyfus GVIT Mid Cap Index
  Fund (Class I)                     0.50%       N/A        0.00%         0.25%        0.75%          N/A             N/A

  Federated GVIT High Income
  Bond Fund (Class I)                0.70%       N/A        0.00%         0.28%        0.98%          N/A             N/A
  Gartmore GVIT Emerging
  Markets Fund (Class I)             1.15%       N/A        0.00%         0.26%        1.41%          N/A             N/A

  Gartmore GVIT Global
  Financial Services Fund
  (Class I)                          1.00%       N/A        0.00%         0.40%        1.40%          N/A             N/A

  Gartmore GVIT Global Health
  Sciences Fund  (Class I)           1.00%       N/A        0.00%         0.30%        1.30%          N/A             N/A

  Gartmore GVIT Global
  Technology and Communications
  Fund (Class I)(8)                  0.98%       N/A        0.00%         0.41%        1.39%         0.01%           1.38%

  Gartmore GVIT Global
  Utilities Fund (Class I)(8)        0.80%       N/A        0.00%         0.44%        1.24%         0.04%           1.20%

  Gartmore GVIT Government Bond
  Fund (Class IV)(7)                 0.49%       N/A        0.00%         0.24%        0.73%          N/A             N/A

  Gartmore GVIT Growth Fund
  (Class IV)(7)                      0.60%       N/A        0.00%         0.25%        0.85%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Aggressive Fund(9)    0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Conservative
  Fund(9)                            0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderate Fund(9)      0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderately
  Aggressive Fund(9)                 0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderately
  Conservative Fund(9)               0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Mid Cap Growth
  Fund (Class IV)(7, 10)             0.75%       N/A        0.00%         0.26%        1.01%         0.06%           0.95%

  Gartmore GVIT Money Market
  Fund (Class IV)(7)                 0.38%       N/A        0.00%         0.24%        0.62%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
  Gartmore GVIT Nationwide(R)
  Fund (Class IV)(7)                 0.59%       N/A        0.00%         0.25%        0.84%          N/A             N/A

  Gartmore GVIT US Growth
  Leaders Fund (Class I)             0.90%       N/A        0.00%         0.28%        1.18%          N/A             N/A

  GVIT Equity 500 Index Fund
  (Class IV)(7,11)                   0.24%       N/A        0.00%         0.22%        0.46%         0.18%           0.28%

  GVIT Small Cap Growth Fund
  (Class I)                          1.10%       N/A        0.00%         0.25%        1.35%          N/A             N/A

  GVIT Small Cap Value Fund
  (Class IV)(7)                      0.87%       N/A        0.00%         0.24%        1.11%          N/A             N/A

  GVIT Small Company Fund
  (Class IV)(7)                      0.93%       N/A        0.00%         0.25%        1.18%          N/A             N/A

  J.P. Morgan GVIT Balanced
  Fund (Class IV)(7)                 0.73%       N/A        0.00%         0.27%        1.00%          N/A             N/A

  Van Kampen GVIT Multi Sector
  Bond Fund (Class I)                0.75%       N/A        0.00%         0.27%        1.02%          N/A             N/A

JANUS ASPEN SERIES (SERVICE
SHARES)

  Balanced Portfolio                 0.65%      0.25%       0.00%         0.02%        0.92%          N/A             N/A

  Risk-Managed Large Cap Core
  Portfolio(12)                      0.65%      0.25%       0.00%         0.44%        1.34%          N/A             N/A

MFS(R) VARIABLE INSURANCE TRUST
(INITIAL CLASS)

  Investors Growth Stock
  Series(13)                         0.75%       N/A        0.00%         0.13%        0.88%          N/A             N/A

  Value Series(14)                   0.75%       N/A        0.00%         2.19%        2.94%         2.04%           0.90%

NEUBERGER BERMAN ADVISERS
MANAGEMENT TRUST

  Fasciano Portfolio (Class S)(15)   1.15%      0.25%       0.00%         0.50%        1.90%         0.50%           1.40%

  Mid Cap Growth Portfolio
  (Class I)                          0.84%       N/A        0.00%         0.11%        0.95%          N/A             N/A

  Socially Responsive Portfolio
  (Class I)(15)                      0.85%       N/A        0.00%         2.02%        2.87%         1.36%           1.51%

OPPENHEIMER VARIABLE ACCOUNT
FUNDS (INITIAL CLASS)

  High Income Fund/VA                0.74%       N/A        0.00%         0.03%        0.77%          N/A             N/A

  Main Street(R) Small Cap
  Fund/VA                            0.75%       N/A        0.00%         0.25%        1.00%          N/A             N/A

PUTNAM VARIABLE TRUST (CLASS 1B)

  Growth & Income Fund               0.48%      0.25%       0.00%         0.04%        0.77%          N/A             N/A

  International Equity Fund          0.77%      0.25%       0.00%         0.22%        1.24%          N/A             N/A

  Voyager Fund                       0.54%      0.25%       0.00%         0.06%        0.85%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
VAN KAMPEN - THE UNIVERSAL
INSTITUTIONAL FUNDS, INC.
(CLASS 1)

  Core Plus Fixed Income
  Portfolio(16)                      0.40%       N/A        0.00%         0.33%        0.73%          N/A             N/A

  Emerging Markets Debt
  Portfolio(16)                      0.80%       N/A        0.00%         0.42%        1.22%          N/A             N/A

  U.S. Real Estate Portfolio(16)     0.80%       N/A        0.00%         0.32%        1.12%          N/A             N/A

 (1) The investment adviser has contractually agreed to waive its management fees and/or to bear expenses of the AllianceBernstein Small Cap Value Portfolio to
the extent necessary to prevent Total Annual Portfolio Operating Expenses from exceeding 1.20%. This agreement will continue until at least May 1, 2004.

(2) The shareholder services provider for the Federated American Leaders Fund II voluntarily agreed to waive the shareholder services fee. After taking into account this voluntary waiver, Total Annual Portfolio Operating Expenses were
0.88% during 2002. The shareholder services provider can terminate this voluntary waiver at any time, although the provider has no intention of assessing a shareholder services fee during the fiscal year ending December 31,
2003.

(3) The adviser, distributor, and shareholder services provider for the
Federated Capital Appreciation Fund II and the Federated Quality Bond Fund II
voluntarily agreed to waive part or all of the management fee, 12b-1 fee, shareholder services fee, and/or Other Expenses. After taking into account these voluntary waivers, the Total Annual Portfolio Operating Expenses for the
Federated Capital Appreciation Fund II and the Federated Quality Bond Fund II
were 0.90% and 0.70%, respectively, during 2002. These voluntary arrangements can be terminated at any time, although neither the distributor nor the shareholder services provider intend to assess a 12b-1 fee or shareholder services fee during the fiscal year ending December 31, 2003.

(4) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Portfolio paid was used to reduce the Portfolio's expenses. In addition, through arrangements with the Portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the Portfolio's custodian expenses. After taking into account these voluntary offsets, Total Annual Portfolio Operating Expenses for the Fidelity
VIP Mid Cap Portfolio and the Fidelity VIP Value Strategies Portfolio were 0.73%
and 1.05%, respectively, during 2002. These offsets may be discontinued at any time.

(5) The manager for the Fidelity VIP Value Strategies Portfolio has voluntarily agreed to reimburse the Portfolio to the extent that Total Annual Portfolio
Operating Expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses) exceed 1.10%. After taking into account this voluntary arrangement (as well as the voluntary offset arrangement described in Footnote 4), Total Annual Portfolio Operating Expenses
for the Portfolio were 1.05% during 2002. This arrangement can be discontinued

at any time.

(6) The adviser for the Franklin Templeton Variable Investment Products Trust
voluntarily agreed to waive a portion of its management fee for the year ending
December 31, 2002. After taking into account this voluntary waiver, the Total
Annual Portfolio Operating Expenses for the Franklin Rising Dividends Securities
Portfolio, Franklin Small Cap Value Securities Portfolio, and Templeton Foreign
Securities Portfolio were 0.76%, 0.77%, 0.90%, respectively, during 2002. This waiver arrangement can be terminated at any time.

(7) Effective following the close of business on April 25, 2003, The Market
Street Fund merged with and into Gartmore Variable Insurance Trust.
Specifically: (a) The Market Street Fund All Pro Large Cap Value Portfolio
merged with the Comstock GVIT Value Fund; (b) The Market Street Fund
International Portfolio merged with the Dreyfus GVIT International Value Fund;
(c) The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
Government Bond Fund; (d) The Market Street Fund All Pro Large Cap Growth
Portfolio merged with the Gartmore GVIT Growth Fund; (e) The Market Street Fund
Mid Cap Growth Portfolio merged with the Gartmore GVIT Mid Cap Growth Fund; (f)
The Market Street Fund Money Market Portfolio merged with the Gartmore GVIT
Money Market Fund; (g) The Market Street Fund All Pro Broad Equity Portfolio
merged with the Gartmore GVIT Nationwide(R) Fund; (h) The Market Street Fund
Equity 500 Index Portfolio merged with the GVIT Equity 500 Index Fund; (i) The
Market Street Fund All Pro Small Cap Value Portfolio merged with the GVIT Small
Cap Value Fund; (j) The Market Street Fund All Pro Small Cap Growth Portfolio
merged with the GVIT Small Company Fund; and (k) The Market Street Fund Balanced
Portfolio merged with the J.P. Morgan GVIT Balanced Fund.

In addition, because the Dreyfus GVIT International Value Fund, the Gartmore
GVIT Mid Cap Growth Fund, and the GVIT Equity 500 Index Fund were not operational as of December 31, 2002, the fees and expenses shown are estimated and/or anticipated.

(8) The adviser has contractually agreed to reduce the management expenses of the Gartmore GVIT Global Technology and Communications Fund and the Gartmore
GVIT Global Utilities Fund to 0.97% and 0.76%, respectively, through April 30,
2004.

(9) The Gartmore GVIT Investor Destinations Aggressive Fund, Gartmore GVIT
Investor Destinations Conservative Fund, Gartmore GVIT Investor Destinations
Moderate Fund, Gartmore GVIT Investor Destinations Moderately Aggressive Fund,
and Gartmore GVIT Investor Destinations Moderately Conservative Fund (the
"Gartmore GVIT Investor Destinations Portfolios") are each an asset-allocation
"fund of funds" that typically allocate its assets, within predetermined percentage ranges, among portfolios of certain mutual fund companies (the
"Underlying Funds"). Each Gartmore GVIT Investor Destinations Portfolio has its
own set of operating expenses, as does each of the Underlying Funds in which it invests. If you choose to invest in one of the Gartmore GVIT Investor
Destinations Portfolios, you will be responsible for the indirect expenses of the applicable Gartmore GVIT Investor Destinations Portfolio as well as those of its Underlying Funds. Each Gartmore GVIT Investor Destinations Portfolio
indirectly bears a proportionate share of the applicable expenses of the
Underlying Funds (including management fees) and is a shareholder of the
Underlying Funds. The Underlying Funds' fees are in addition to the fees and expenses described in the fee table above for each Gartmore GVIT Investor
Destinations Portfolio, and may change from time to time. Depending on which
Underlying Funds are held by a Gartmore GVIT Investor Destinations Portfolio and in what proportion, the fees will vary over time. However, in order to give you an idea of what the fees for the Underlying Funds might be, the following is a calculation of each Gartmore GVIT Investor Destinations Portfolio's combined average expense ratio, using the expense ratios (after fee waivers and reimbursements) of the Underlying Funds as of December 31, 2002, and each
Gartmore GVIT Investor Destinations Portfolio's target allocation. Each of the
Gartmore GVIT Investor Destinations Portfolio's actual expenses may be higher or lower as a result of changes in the allocation of the Portfolio's assets among the Underlying Funds, as well as changes in the expenses of the Underlying Funds and in each of the Gartmore GVIT Investor Destinations Portfolios. Based on
these hypothetical assumptions, the combined average expense ratio for the
Underlying Funds which would have been borne indirectly by each of the Gartmore
GVIT Investor Destinations Portfolios would have been the following:

       Gartmore GVIT Investor Destinations Aggressive Fund                0.29%
       Gartmore GVIT Investor Destinations Conservative Fund              0.28%
       Gartmore GVIT Investor Destinations Moderate Fund                  0.28%
       Gartmore GVIT Investor Destinations Moderately Aggressive Fund     0.29%
       Gartmore GVIT Investor Destinations Moderately Conservative Fund   0.28%

Expenses will differ when a Gartmore GVIT Investor Destinations Portfolio's allocation moves from its target allocation.

(10) The adviser has contractually agreed to reduce its management fee for the
Gartmore GVIT Mid Cap Growth Fund to the extent that Total Annual Portfolio
Expenses exceed 0.95%. This agreement will continue until at least October 1,
2004.

(11) The adviser has contractually agreed to reduce its management fee for the
GVIT Equity 500 Index Fund to the extent Total Annual Portfolio Expenses exceed
0.28%. This agreement will continue until at least October 1, 2004.

(12) Because the Janus Risk-Managed Large Cap Core Portfolio was not operational as of December 31, 2002, Other Expenses are based upon estimated expenses the
Portfolio expects to incur during its initial fiscal year.

(13) The MFS Investors Growth Stock Series has a voluntary expense offset arrangement that can be terminated at any time that reduces the custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent. The Portfolio may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Portfolio's expenses. After taking into account these arrangements, the Total Annual Portfolio Operating Expenses for the MFS Investors Growth Stock
Series would have been 0.87% during 2002.

(14) The MFS Value Series has a voluntary expense offset arrangement that can be terminated at any time that reduces the custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent. In addition, the adviser has contractually agreed, subject to reimbursement, to bear the MFS Value Series' expenses such that Other Expenses
(after taking into account the expense offset and brokerage arrangements) do not exceed 0.15% annually. This agreement will continue until at least May 1, 2004.

(15) The adviser to the AMT Fasciano Portfolio and the AMT Socially Responsive
Portfolio has contractually agreed to waive and/or reimburse certain operating expenses, including the compensation of the adviser and excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs, such that Total Annual Portfolio Operating Expenses do not exceed 1.40% and
1.50%, respectively. Any excess expenses can be repaid to the adviser within three years of the year incurred, provided such recoupment would not cause each
Portfolio to exceed its contractual expense limitation. This arrangement is in effect until December 31, 2006. Moreover, the adviser has voluntarily agreed to waive fees and/or reimburse certain operating expenses of the AMT Socially
Responsive Portfolio to the extent the Portfolio's Total Annual Portfolio
Operating Expenses exceed 1.30%, excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs. After taking into account this arrangement, the Portfolio's Total Annual Portfolio Operating
Expenses were 1.31% during 2002. This arrangement can be terminated at any time.
In addition, as the AMT Fasciano Portfolio began operations after January 1,
2002, expenses in the table are annualized.

(16) The adviser has voluntarily agreed to reduce its management fee for the Van
Kampen UIF Core Plus Fixed Income Portfolio and Van Kampen UIF U.S. Real Estate
Portfolio. After taking into account these voluntary arrangements, Total Annual
Portfolio Operating Expenses for the Van Kampen UIF Core Plus Fixed Income
Portfolio and Van Kampen UIF U.S. Real Estate Portfolio were 0.70% and 1.10%, respectively, during 2002. These voluntary arrangements may be discontinued at any time.

The fee and expense information regarding the New Portfolios was provided by those Portfolios. The Gartmore Variable Insurance Trust is affiliated with
NLICA and NLACA.  The AIM Variable Insurance Funds, Inc.; AllianceBernstein
Variable Products Series Fund, Inc.; American Century(R) Variable Portfolios,
Inc.; American Century(R) Variable Portfolios II, Inc.; Dreyfus Investment
Portfolios; Dreyfus Stock Index Fund, Inc.; Dreyfus Variable Investment Fund;
Federated Insurance Series; Fidelity Variable Insurance Products Funds;
Franklin Templeton Variable Insurance Products Trust; Janus Aspen Series;
MFS(R) Variable Insurance Trust; Neuberger Berman Advisers Management Trust;
Oppenheimer Variable Account Funds; Putnam Variable Trust; and Van Kampen -
The Universal Institutional Funds, Inc. are not affiliated with NLICA or
NLACA.

                    THE NEW PORTFOLIOS' INVESTMENT OBJECTIVES
                             AND INVESTMENT ADVISERS

The following table summarizes each New Portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO
ASSURANCE THAT ANY OF THE NEW PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S).
You can find more detailed information about the New Portfolios, including a description of risks and expenses, in the prospectuses for the New Portfolios that accompany this supplement. You should read these prospectuses carefully and keep them for future reference.

                  PORTFOLIO                                  INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
                  ---------                                  -------------------------------------------
AIM V.I. BASIC VALUE FUND (SERIES I)            - Seeks long-term growth of capital.  Investment adviser is
                                                A I M Advisors, Inc.

AIM V.I. CAPITAL APPRECIATION FUND (SERIES I)   - Seeks growth of capital.  Investment adviser is A I M
                                                Advisors, Inc.

                  PORTFOLIO                                  INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
                  ---------                                  -------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND (SERIES I)    - Seeks long-term capital growth.  Investment adviser is A I M
                                                Advisors, Inc.

ALLIANCEBERNSTEIN V.P. GROWTH & INCOME          - Seeks current income and capital appreciation.  Investment
PORTFOLIO (CLASS A)                             adviser is Alliance Capital Management L.P.

ALLIANCEBERNSTEIN V.P. SMALL CAP VALUE          - Seeks long-term growth of capital.  Investment adviser is
PORTFOLIO (CLASS A)                             Alliance Capital Management L.P.

AMERICAN CENTURY(R) VARIABLE PORTFOLIOS, INC.   - Seeks capital growth with income as a secondary objective.
VP INCOME & GROWTH FUND (CLASS I)               Investment adviser is American Century Investment Management, Inc.

AMERICAN CENTURY(R) VARIABLE PORTFOLIOS II,     - Seeks long-term total return using a strategy that seeks to
INC. VP INFLATION PROTECTION FUND (CLASS II)    protect against U.S. inflation.  Investment adviser is American
                                                Century Investment Management, Inc.

DREYFUS INVESTMENT PORTFOLIOS SMALL CAP STOCK   - Seeks to match the performance of the S&P SmallCap 600
INDEX PORTFOLIO (SERVICE SHARES)                Index.  Investment adviser is The Dreyfus Corporation.

DREYFUS STOCK INDEX FUND, INC. (INITIAL         - Seeks to match the total return of the S&P 500 Composite
SHARES)                                         Stock Price Index.  Investment adviser is The Dreyfus Corporation.

DREYFUS VIF DEVELOPING LEADERS PORTFOLIO        - Seeks to maximize capital appreciation.  Investment adviser
(INITIAL SHARES)                                is The Dreyfus Corporation.

FEDERATED AMERICAN LEADERS FUND II (PRIMARY     - Seeks long-term growth of capital.  Investment adviser is
SHARES)                                         Federated Investment Management Company.

FEDERATED CAPITAL APPRECIATION FUND II          - Seeks capital appreciation.  Investment adviser is
(PRIMARY SHARES)                                Federated Investment Management Company.

FEDERATED QUALITY BOND FUND II (PRIMARY         - Seeks current income.  Investment adviser is Federated
SHARES)                                         Investment Management Company.

FIDELITY VIP MID CAP PORTFOLIO (SERVICE CLASS)  - Seeks long-term growth of capital.  Investment adviser is
                                                Fidelity Management & Research Company.

FIDELITY VIP VALUE STRATEGIES PORTFOLIO         - Seeks capital appreciation.  Investment adviser is Fidelity
(SERVICE CLASS)                                 Management & Research Company.

FRANKLIN RISING DIVIDENDS SECURITIES FUND       - Seeks long-term capital appreciation.  Preservation of
(CLASS 1)                                       capital, while not a goal, is also an important consideration.
                                                Investment adviser is Franklin Advisory Services, LLC.

FRANKLIN SMALL CAP VALUE SECURITIES FUND        - Seeks long-term total return.  Investment adviser is
(CLASS 1)                                       Franklin Advisory Services, LLC.

TEMPLETON FOREIGN SECURITIES FUND (CLASS 1)     - Seeks long-term capital growth.  Investment adviser is
                                                Templeton Investment Counsel, LLC.

COMSTOCK GVIT VALUE FUND (CLASS IV)*            - Seeks capital growth and income.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust; subadviser is Van Kampen Asset
                                                Management Inc.

DREYFUS GVIT INTERNATIONAL VALUE FUND (CLASS    - Seeks long-term capital growth.  Investment adviser is
IV)*                                            Gartmore Mutual Fund Capital Trust; subadviser is The Dreyfus
                                                Corporation.

DREYFUS GVIT MID CAP INDEX FUND (CLASS I)       - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is The Dreyfus Corporation.

FEDERATED GVIT HIGH INCOME BOND FUND (CLASS I)  - Seeks high current income.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is Federated Investment
                                                Counseling.

GARTMORE GVIT EMERGING MARKETS FUND (CLASS I)   - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Global Asset Management Trust; subadviser  is Gartmore
                                                Global Partners.

                  PORTFOLIO                                  INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
                  ---------                                  -------------------------------------------
GARTMORE GVIT GLOBAL FINANCIAL SERVICES FUND    - Seeks long-term capital growth.  Investment adviser is
(CLASS I)                                       Gartmore Global Asset Management Trust; subadviser  is Gartmore
                                                Global Partners.

GARTMORE GVIT GLOBAL HEALTH SCIENCES FUND       - Seeks long-term capital appreciation.  Investment adviser
(CLASS I)                                       is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GLOBAL TECHNOLOGY AND             - Seeks long-term capital appreciation.  Investment adviser
COMMUNICATIONS FUND (CLASS I)                   is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GLOBAL UTILITIES FUND (CLASS I)   - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Global Asset Management Trust; subadviser is Gartmore
                                                Global Partners.

GARTMORE GVIT GOVERNMENT BOND FUND (CLASS IV)*  - Seeks a high level of income.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GROWTH FUND (CLASS IV)*           - Seeks long-term capital appreciation.  Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks growth of capital.  Investment adviser is Gartmore
AGGRESSIVE FUND                                 Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks income and long-term growth of capital.  Investment
CONSERVATIVE FUND                               adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS MODERATE    - Seeks growth of capital and income.  Investment adviser is
FUND                                            Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks growth of capital.  Investment adviser is Gartmore
MODERATELY AGGRESSIVE FUND                      Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks income and long-term growth of capital.  Investment
MODERATELY CONSERVATIVE FUND                    adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT MID CAP GROWTH FUND (CLASS IV)*   - Seeks capital growth.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust.

GARTMORE GVIT MONEY MARKET FUND (CLASS IV)*     - Seeks a high level of current income.  Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT NATIONWIDE(R) FUND (CLASS IV)*    - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust.

GARTMORE GVIT US GROWTH LEADERS FUND (CLASS I)  - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust.

GVIT EQUITY 500 INDEX FUND (CLASS IV)*          - Seeks long-term capital appreciation.  Investment adviser is Gartmore Mutual Fund Capital Trust; subadviser is SSgA Funds
                                                Management, Inc.

GVIT SMALL CAP GROWTH FUND (CLASS I)            - Seeks capital growth.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadvisers are Neuberger Berman
                                                Management Inc. and Waddell & Reed Investment Management Company.

GVIT SMALL CAP VALUE FUND (CLASS IV)*           - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is The Dreyfus Corporation.

GVIT SMALL COMPANY FUND (CLASS IV)*             - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust; subadvisers are The Dreyfus
                                                Corporation, Gartmore Global Partners, Neuberger Berman, LLC, Strong
                                                Capital Management, Inc., and Waddell & Reed Investment Management
                                                Company.

J.P. MORGAN GVIT BALANCED FUND (CLASS IV)*      - Seeks high total return.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is J.P. Morgan Investment
                                                Management, Inc.

                  PORTFOLIO                                  INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
                  ---------                                  -------------------------------------------
VAN KAMPEN GVIT MULTI SECTOR BOND FUND (CLASS   -  Seeks above average total return.  Investment adviser is
I)                                              Gartmore Mutual Fund Capital Trust; subadviser is Morgan Stanley
                                                Investment Management Inc., doing business as Van Kampen.

JANUS BALANCED PORTFOLIO (SERVICE SHARES)       - Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.  Investment adviser is
                                                Janus Capital.

JANUS RISK-MANAGED LARGE CAP CORE PORTFOLIO     - Seeks long-term growth of capital.  Investment adviser is
(SERVICE SHARES)                                Janus Capital; subadviser is Enhanced Investment Technologies, LLC.

MFS(R) VIT INVESTORS GROWTH STOCK SERIES        -  Seeks long-term capital growth and future income.
(INITIAL CLASS)                                 Investment adviser is MFS(R) Investment Management.

MFS(R) VIT VALUE SERIES (INITIAL CLASS)         - Seeks capital appreciation and reasonable income.
                                                Investment adviser is MFS(R) Investment Management.

NEUBERGER BERMAN FASCIANO PORTFOLIO (CLASS S)   - Seeks long-term capital growth.  Investment adviser is
                                                Neuberger Berman Management Inc.; subadviser is Neuberger Berman,
                                                LLC.

NEUBERGER BERMAN MID CAP GROWTH PORTFOLIO       - Seeks growth of capital.  Investment adviser is Neuberger
(CLASS I)                                       Berman Management Inc.; subadviser is Neuberger Berman, LLC.

NEUBERGER BERMAN SOCIALLY RESPONSIVE            - Seeks long-term growth of capital by investing primarily in
PORTFOLIO (CLASS I)                             securities of companies that meet the Portfolio's financial criteria and social policy.  Investment adviser is Neuberger Berman
                                                Management Inc.; subadviser is Neuberger Berman, LLC.

OPPENHEIMER HIGH INCOME FUND/VA (INITIAL        - Seeks a high level of current income from investment in
CLASS)                                          high-yield fixed-income securities.  Investment adviser is
                                                OppenheimerFunds, Inc.

OPPENHEIMER MAIN STREET(R) SMALL CAP FUND/VA    - Seeks capital appreciation.  Investment adviser is
(INITIAL CLASS)                                 OppenheimerFunds, Inc.

PUTNAM VT GROWTH & INCOME FUND (CLASS 1B)       - Seeks capital growth and current income.  Investment
                                                adviser is Putnam Management.

PUTNAM VT INTERNATIONAL EQUITY FUND (CLASS 1B)  - Seeks capital appreciation.  Investment adviser is Putnam
                                                Management.

PUTNAM VT VOYAGER FUND (CLASS 1B)               - Seeks long-term capital appreciation.  Investment adviser is Putnam Management.

VAN KAMPEN UIF CORE PLUS FIXED INCOME           - Seeks above-average total return over a market cycle of
PORTFOLIO (CLASS I)                             three to five years by investing primarily in a diversified portfolio of fixed income securities.  Investment adviser is Morgan
                                                Stanley Investment Management Inc., doing business as Van Kampen.

VAN KAMPEN UIF EMERGING MARKETS DEBT            - Seeks high total return by investing primarily in fixed
PORTFOLIO (CLASS I)                             income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.  Investment adviser is Morgan Stanley Investment
                                                Management Inc., doing business as Van Kampen.

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO       - Seeks to provide above average current income and long-term
(CLASS I)                                       capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.  Investment adviser is Morgan Stanley Investment
                                                Management Inc., doing business as Van Kampen.

*     Effective following the close of business on April 25, 2003, The Market
      Street Fund merged with and into Gartmore Variable Insurance Trust.
      Specifically:

      -     The Market Street Fund All Pro Large Cap Value Portfolio merged with the Comstock GVIT Value Fund;

      -     The Market Street Fund International Portfolio merged with the
            Dreyfus GVIT International Value Fund;

      -     The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
            Government Bond Fund;

      -     The Market Street Fund All Pro Large Cap Growth Portfolio merged with the Gartmore GVIT Growth Fund;

      -     The Market Street Fund Mid Cap Growth Portfolio merged with the
            Gartmore GVIT Mid Cap Growth Fund;

      -     The Market Street Fund Money Market Portfolio merged with the
            Gartmore GVIT Money Market Fund;

      -     The Market Street Fund All Pro Broad Equity Portfolio merged with the Gartmore GVIT Nationwide(R) Fund;

      -     The Market Street Fund Equity 500 Index Portfolio merged with the
            GVIT Equity 500 Index Fund;

      -     The Market Street Fund All Pro Small Cap Value Portfolio merged with the GVIT Small Cap Value Fund;

      -     The Market Street Fund All Pro Small Cap Growth Portfolio merged with the GVIT Small Company Fund; and

      -     The Market Street Fund Balanced Portfolio merged with the J.P.
            Morgan GVIT Balanced Fund.

                                  ILLUSTRATIONS

The hypothetical illustrations that are set forth in your Policy prospectus do not reflect the expenses of the New Portfolios. Please contact our Service
Center if you would like to receive illustrations of Policy Account Value that reflect average Portfolio expenses for all Subaccounts available under the
Policies on or after May 1, 2003.

                                    * * *

If you have any questions about the New Portfolios, please contact our Service
Center by calling (800) 688-5177 or write to us at 300 Continental Drive,
Newark, Delaware 19713. Please retain this supplement with your Policy prospectus for future reference.

                     PROVIDENT MUTUAL LIFE INSURANCE COMPANY
               PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                 PROVIDENT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT

               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                PROVIDENTMUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                 PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT

                     SUPPLEMENT DATED OCTOBER 1, 2002 TO THE
                  PROSPECTUSES DATED MAY 1, 2002, MAY 1, 2001,
                   MAY 1, 2000, MAY 1, 1994, AND MAY 1, 1988

This supplement provides updated information concerning recent developments affecting Provident Mutual Life Insurance Company ("Provident Mutual") and
Providentmutual Life and Annuity Company of America ("PLACA").

On October 1, 2002, Provident Mutual converted from a mutual insurance company to a stock insurance company and became a wholly-owned subsidiary of Nationwide
Financial Services, Inc. ("Nationwide Financial"), pursuant to the terms of the sponsored demutualization described in your Prospectus. The sponsored demutualization has not, in any way, changed your Policy or Contract premiums or reduced your Policy or Contract benefits.

AS A RESULT OF THE SPONSORED DEMUTUALIZATION, PROVIDENT MUTUAL HAS BEEN RENAMED
"NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA," AND PLACA HAS BEEN RENAMED
"NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA." Any reference in your
Prospectus to Provident Mutual and/or PLACA will now be referring to "Nationwide
Life Insurance Company of America" and/or "Nationwide Life and Annuity Company
of America," respectively.

Further, the Provident Mutual and PLACA separate accounts have been renamed as follows:

     -    The Provident Mutual Variable Annuity Separate Account is now the
          "NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1."

     -    The Provident Mutual Variable Life Separate Account is now the
          "NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1."

     -    The Providentmutual Variable Annuity Separate Account is now the
          "NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A."

     -    The Providentmutual Variable Life Separate Account is now the
          "NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A."

As described in your Prospectus, owners of policies or contracts of Provident
Mutual that were in force on December 14, 2001 (the date of adoption of the plan of conversion) are generally eligible for consideration in the demutualization.
Eligible members of Provident Mutual will receive either Nationwide Financial stock or, subject to certain limits, cash in the merger. Eligible members who, because of certain tax attributes of their policies, cannot receive stock or cash will receive policy credits in the conversion. A package of materials providing more detail about these benefits was mailed to eligible members of
Provident Mutual beginning on or about August 10, 2002.

Under Pennsylvania law, owners of policies or contracts issued by PLACA are not eligible to receive consideration in the demutualization.

RESTATEMENT OF EXPENSES FOR THE MARKET STREET FUND PORTFOLIOS

Certain fees and expenses in the fee table for the Market Street Fund portfolios have been restated as of October 1, 2002 to reflect new administrative services and other agreements.

RESTATED ANNUAL PORTFOLIO OPERATING EXPENSES FOR THE MARKET STREET FUND
PORTFOLIOS FOR THE PERIOD ENDING DECEMBER 31, 2001 (AS A PERCENTAGE OF AVERAGE
PORTFOLIO ASSETS):
                                                                                                        NET TOTAL
                                                                                      GROSS TOTAL        ANNUAL
                  PORTFOLIO                     MANAGEMENT FEES    OTHER EXPENSES   ANNUAL EXPENSES    EXPENSES(2)
                  ---------                     ---------------    --------------   ---------------    -----------
MARKET STREET FUND(1)
    All Pro Broad Equity Portfolio                   0.74%              0.31%            1.05%            0.90%
    All Pro Large Cap Growth Portfolio               0.70%              0.31%            1.01%            0.90%
    All Pro Large Cap Value Portfolio                0.70%              0.31%            1.01%            0.90%
    All Pro Small Cap Growth Portfolio               0.90%              0.31%            1.21%            1.10%
    All Pro Small Cap Value Portfolio                0.90%              0.29%            1.19%            1.10%
    Equity 500 Index Portfolio                       0.24%              0.27%            0.51%            0.28%
    International Portfolio                          0.75%              0.30%            1.05%            1.05%
    Mid Cap Growth Portfolio                         0.75%              0.31%            1.06%            0.95%
    Balanced Portfolio                               0.55%              0.31%            0.86%            0.86%
    Bond Portfolio                                   0.40%              0.29%            0.69%            0.68%
    Money Market Portfolio                           0.25%              0.30%            0.55%            0.50%

     (1)  Other Expenses for the Market Street Fund portfolios include an administrative service expense of 0.15% (0.10% for the Equity 500
          Index Portfolio). This administrative service expense is payable to
          Nationwide Life Insurance Company of America ("NLICA") or Nationwide
          Life and Annuity Company of America ("NLACA") for administration services that NLICA or NLACA provides to Market Street Fund. These administrative services include financial, account administration, record keeping, and accounting services provided to Market Street Fund by NLICA or NLACA personnel.

     (2)  For certain portfolios, certain expenses were reimbursed or fees waived during 2001. These expense reimbursement and fee waiver arrangements will not be terminated prior to April 30, 2003. However, for certain portfolios, no expenses were actually reimbursed or fees waived during 2001 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

CHANGE IN MARKET STREET FUND INVESTMENT ADVISER AND SUBADVISER

As of October 1, 2002, Gartmore Mutual Fund Capital Trust ("Gartmore"), an
affiliate of Nationwide Financial, replaced Market Street Investment Management
Company ("MSIM") as Market Street Fund's investment adviser. In connection with the appointment of Gartmore as investment adviser, T. Rowe Price Associates,
Inc. is no longer the subadviser to the Mid Cap Growth Portfolio. Gartmore will manage the Mid Cap Growth Portfolio without the services of a subadviser.

Gartmore also has retained Wilshire Associates Incorporated as an investment management consultant to assist Gartmore in identifying and evaluating the performance of potential subadvisers for each All Pro Portfolio and the Bond
Portfolio.

Any reference in your Prospectus to MSIM or T. Rowe Price Associates, Inc. will now be referring to Gartmore.

                                      * * *

This supplement should be retained with your Prospectus for future reference. If you have any questions, please refer to the Market Street Fund prospectus and statement of additional information for more information, or contact (800)
688-5177 or your registered representative.

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
INSURANCE POLICY
ISSUED BY
PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
Service Center: 300 Continental Drive, Newark, Delaware 19173
Corporate Headquarters: 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312
Telephone: (800) 688-5177

This Prospectus describes a flexible premium adjustable variable life insurance policy (the “Policy”) offered by Providentmutual Life and Annuity Company of America (“PLACA”).  The Policy has an insurance component and an investment component.  The primary purpose of the Policy is to provide insurance coverage for the lifetime of the Insured.  The Policy gives the policyowner (the “Owner”) the right to vary the frequency and amount of premium payments, to choose among investment alternatives with different investment objectives and to increase or decrease the death benefit payable under the Policy.
After certain deductions are made, Net Premiums are allocated to one or more Subaccounts of the Providentmutual Variable Life Separate Account, or the Guaranteed Account, or both.  The Providentmutual Variable Life Separate Account has thirty-seven Subaccounts, the assets of which are each invested in shares of a corresponding investment Portfolio that is part of one of the following mutual fund companies:

The Market Street Fund, Inc.	Janus Aspen Series (Service Shares)
•All Pro Broad Equity Portfolio
•All Pro Large Cap Growth Portfolio
•All Pro Large Cap Value Portfolio
•All Pro Small Cap Growth Portfolio
•All Pro Small Cap Value Portfolio
•Equity 500 Index Portfolio
•International Portfolio
•Mid Cap Growth Portfolio
•Balanced Portfolio
•Bond Portfolio
•Money Market Portfolio
•Capital Appreciation Portfolio •Global Technology Portfolio •International Growth Portfolio

Neuberger Berman Advisers Management Trust
•Limited Maturity Bond Portfolio •Partners Portfolio

Oppenheimer Variable Account Funds
•Capital Appreciation Fund/VA
The Alger American Fund	•Global Securities Fund/VA •Main Street Growth & Income Fund/ VA
•Small Capitalization Portfolio

American Century Variable Portfolios, Inc.	Strong Opportunity Fund II, Inc.
•VP International •VP Ultra® •VP Value	•Strong Opportunity Fund II

Dreyfus Variable Investment Fund (Initial Shares)	Strong Variable Insurance Funds, Inc.
•Strong Mid Cap Growth Fund II
•Appreciation Portfolio
Van Eck Worldwide Insurance Trust
Fidelity Variable Insurance Products (Initial Class)	•Worldwide Bond Portfolio •Worldwide Emerging Markets Portfolio
•Equity-Income Portfolio •Growth Portfolio •High Income Portfolio •Overseas Portfolio •Asset ManagerSM Portfolio •Contrafund® Portfolio •Investment Grade Bond Portfolio	•Worldwide Hard Assets Portfolio •Worldwide Real Estate Portfolio

The Owner bears the entire investment risk for all amounts allocated to the Subaccounts; there is no guaranteed minimum value for the Subaccounts.

The accompanying prospectuses for the funds describe the investment objectives and the attendant risks of the Portfolios.  The Policy Account Value will reflect monthly deductions and certain other fees and charges.  Also, a surrender charge may be imposed if, during the first 10 Policy Years or within 10 years after a Face Amount increase, the Policy lapses or if the Owner decreases the Face Amount.  Generally, during the first 3 Policy Years, the Policy will remain in force as long as the Minimum Guarantee Premium is paid or there is sufficient value in the Policy to pay certain monthly charges imposed under the Policy.  After the third Policy Year, the Policy will only remain in force if there is sufficient value to pay the monthly deductions and other charges under the policy.

The Owner should consider the Policy in conjunction with the other insurance he or she owns.  It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from other policy.

This Prospectus must be accompanied or preceded by current prospectuses for the funds.  Please read this Prospectus carefully and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

May 1, 2002

The Funds	17
Additional Information About the Funds and Portfolios	25
Addition, Deletion, or Substitution of Investments	26
Detailed Description of Policy Provisions	26
Death Benefit	26
Ability to Adjust Face Amount	29
Insurance Protection	30
Payment and Allocation of Premiums	31
Policy Account Value	34
Policy Duration	35
Transfers of Policy Account Value	36
Free-Look Privileges	38
Loan Privileges	38
Surrender Privilege	40
Partial Withdrawal Privilege	40
Accelerated Death Benefit	42
Long-Term Care Benefit	44
Charges and Deductions	47
Premium Expense Charge	47
Surrender Charges	48
Monthly Deductions	50
Face Amount Increase Charge	51
Partial Withdrawal Charge	51
Transfer Charge	52

Mortality and Expense Risk Charge	52
Other Charges	52
Charge Discounts for Sales to Certain Policies	52
The Guaranteed Account	53
Minimum Guaranteed and Current Interest Rates	53
Transfers from Guaranteed Account	54
Other Policy Provisions	55
Benefit Payable on Final Policy Date	55
Delays in Payment of Policy Benefits	55
The Policy	56
Ownership	56
Beneficiary	56
Change of Owner or Beneficiary	56
Telephone, Fax, and E-Mail Requests	56
Split Dollar Arrangements	57
Protection of Proceeds	58
Assignments	58
Misstatement of Age and Sex	58
Suicide	58
Contestability	58
Settlement Options	58
Supplementary Benefits	59
Federal Income Tax Considerations	61
Introduction	61

Tax Status of the Policy	61
Tax Treatment of Policy Benefits	62
Special Rules for Pension and Profit-Sharing Plans	64
Special Rules for Section 403(b) Arrangements	64
Foreign Tax Credits	64
Business Uses of the Policy	64
Withholding	65
Other Tax Considerations	65
Possible Tax Law Changes	65
Alternative Minimum Tax	65
PLACA’s Taxes	65
Policies Issued in Conjunction with Employee Benefit Plans	66
Legal Developments Regarding Unisex Actuarial Tables	66
Voting Rights	66
Standard & Poor’s	67
Changes to the Separate Account or Funds	68
Changes to Separate Account Operations	68
Changes to Available Portfolios	68
PLACA’s Executive Officers and Directors	69
Distribution of Policies	71
Policy Reports	73
State Regulation	73
State Variations	73
Legal Proceedings	73

Experts	74
Legal Matters	74
Definitions	75
Financial Statements	F-1

Summary of Policy
The following summary of the Policy provisions should be read in conjunction with the detailed information appearing elsewhere in this Prospectus.  Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Insured is alive, the Policy is in force and there is no outstanding loan.
The Policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the Policy or Policy values.  Neither the Federal Deposit Insurance Corporation nor any federal agency insures or guarantees Policy values or your investment in the Policy.
The Policy
The Flexible Premium Adjustable Variable Life Insurance Policy (the “Policy”) offered by this Prospectus is issued by Providentmutual Life and Annuity Company of America (“PLACA”).  The Policy is similar in many ways to a fixed-benefit life insurance policy.  As with a fixed-benefit life insurance policy, the Owner of a Policy makes premium payments in return for insurance coverage on the person insured.  Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Net Premiums and a Net Cash Surrender Value which is payable if the Policy is surrendered during the Insured’s lifetime.  As with many fixed-benefit life insurance policies, the Net Cash Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premium payments made.
However, the Policy differs from a fixed-benefit life insurance policy in several important respects.  Unlike a fixed-benefit life insurance policy, under the Policy, the Death Benefit may and the Policy Account Value will increase or decrease to reflect the investment performance of any Subaccounts to which Policy Account Value is allocated.  Also, unless the entire Policy Account Value is allocated to the Guaranteed Account, there is no guaranteed minimum Net Cash Surrender Value.  If Net Cash Surrender Value is insufficient to pay charges due, then, after a grace period, the Policy may Lapse without value.  (See “Policy Duration”.)  However, PLACA guarantees that the Policy will remain in force during the first 3 Policy Years as long as certain requirements related to the Minimum Guarantee Premium have been met.  (See “Policy Lapse.”)  If a Policy Lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax.  (See “Federal Income Tax Considerations.”)
The Policy is called “flexible premium” because there is no fixed schedule for premium payments, even though the Owner may establish a schedule of Planned Periodic Premiums.  The Policy is described as “adjustable” because the Owner may, within limits, increase or decrease the Face Amount and may change the Death Benefit Option.
PLACA offers other variable life insurance policies that have different Death Benefits, policy features, and optional programs.  However, these other polices also have different charges that would affect the Owner’s Subaccount performance and Policy Account Value.  To obtain more information about these other policies, contact PLACA’s Service Center or the Owner’s agent.

The most important features of the Policy, such as charges and deductions, Death Benefits, and calculation of Policy values, are summarized on the following pages.
Purpose of the Policy
The Policy is designed to provide lifetime insurance benefits and long-term investment of Policy Account Value.  A prospective Owner should evaluate the Policy along with other insurance coverage that he or she may have, as well as their need for insurance and the Policy’s long-term investment potential.  It may not be advantageous to replace existing insurance coverage with the policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations.
The Death Benefit
As long as the Policy remains in force, PLACA will pay the Insurance Proceeds to the Beneficiary upon receipt of due proof of death of the Insured.  The Insurance Proceeds will consist of the Policy’s Death Benefit, plus any additional benefits provided by a supplementary benefit rider, less any outstanding Policy loan and accrued interest, less any unpaid Monthly Deductions.
There are two Death Benefit Options available.  Death Benefit Option A provides Death Benefit equal to the greater of (a) the Face Amount and (b) the specified percentage of the Policy Account Value.  Death Benefit Option B provides a Death Benefit equal to the great of (a) the Face Amount plus the Policy Account Value and (b) the specified percentage of the Policy Account Value.  (See “Death Benefit”.)
Flexibility to Adjust Amount of Death Benefit
After the first Policy Year, the Owner has significant flexibility to adjust the Death Benefit by changing the Death Benefit Option or by increasing or decreasing the Face Amount of the Policy.  (See “Death Benefit” and “Ability to Adjust Face Amount”.)  The minimum amount of a requested increase in Face Amount is $25,000 (or such lesser amount required in a particular state) and any requested increase may require evidence of insurability.  Any decrease in Face Amount must before at least $25,000 (or such lesser amount required in a particular state) and cannot result in a Face Amount less than the Minimum Face Amount available.  PLACA reserves the right to establish different Minimum Face Amounts for Policies issued in the future.
Any change in Death Benefit Options or in the Face Amount may affect the charges under the policy.  Any increase in the Face Amount will result in an increase in the Monthly Deductions and any increase in the Face Amount will also increase the surrender charges which are imposed upon lapse or surrender of the Policy or the pro-rata surrender charges imposed upon a decrease in Face Amount within the relevant ten-year period.  For any decrease in Face Amount, that part of the surrender charges attributable to the decrease will reduce the Policy Account Value, and the surrender charges will be reduced by this amount.  A decrease in Face Amount may also affect cost of insurance charges.  (See “Monthly Deductions”.)

To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code of 1986 (the “Code”) for life insurance, PLACA will not effect the decrease.
Policy Account Value
The Policy Account Value is the total amount of value held under the Policy at any time.  It equals the sum of the amounts held in the Subaccounts, the Guaranteed Account and the Loan Account.  (See “Policy Account Value”).
The Policy Account Value in the Subaccounts reflects the investment performance of those Subaccounts, any Net Premiums allocated to those Subaccounts, any transfers to or from those Subaccounts, any partial withdrawals from those Subaccounts, any loans, any loan repayments, any loan interest paid or credited and any charges assessed in connection with the Policy.  The Owner bears the entire investment risk for amounts allocated to the Subaccounts.
The Guaranteed Account earns interest at rates PLACA declares in advance for specific periods.  The rates are guaranteed to equal or exceed 4%.  The principal, after deductions, is also guaranteed.  The value of the Guaranteed Account will reflect any amounts allocated or transferred to it plus interest credited to it, less amounts deducted, transferred or withdrawn from it.  (See “The Guaranteed Account”.)
The Loan Account will reflect any amounts transferred from the Subaccounts and/or Guaranteed Account as collateral for Policy loans plus interest of at least 4% credited to such amount.  (See “Loan Privileges”.)
Allocation of Net Premiums
After deduction of the Premium Expense Charge, Net Premiums are allocated to one or more of the Subaccounts and/or the Guaranteed Account as selected by the Owner in the application or by subsequent written notice.  The Owner bears the entire risk of Policy Account Value in the Subaccounts.
Providentmutual Variable Life Separate Account consists of twenty-seven Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a “Portfolio”) that is part of one of the following funds: The Market Street Fund, Inc., The Alger American Fund; Neuberger Berman Advisers Management Trust; Strong Opportunity Fund II, Inc.; Strong Variable Insurance Funds, Inc.; Van Eck Worldwide Insurance Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II (the “Funds”, each, a “Fund”).  There is no assurance that the investment objectives of a particular Portfolio will be met.
Where state law requires a return of premiums paid when a Policy is returned under the Free-Look provision any portion of any Net Premiums received before the expiration of a 15-day period beginning on the later of the Policy Issue Date or the date PLACA receives the Minimum Initial Premium, which are to be allocated to the Subaccounts will be allocated to the Money Market Subaccount.  At the end of the 15-day period, Policy Account Value in the Money Market Subaccount is allocated to each of the chosen Subaccounts as indicated in the application.  (See “Payment and Allocation of Premiums”.)

Transfers
The Owner may transfer Policy Account Value between and among the Subaccounts and Guaranteed Account.  Transfers between and among the Subaccounts or into the Guaranteed Account are made as of the date PLACA receives the request.  PLACA requires a minimum amount for each such transfer, usually $1,000.  Transfers out of the Guaranteed Account may only be made within 30 days of a Policy Anniversary and are limited in amount.  (See “Transfers of Policy Account Value”.)
Free-Look
The Policy provides for an initial Free-Look period.  The Owner may cancel the Policy before the later of:  (a) 45 days after Part I of the Application for the Policy is signed, (b) 10 days after the Owner receives the Policy, and (c) 10 days after PLACA mails or personally delivers a Notice of Withdrawal Right to the Owner.  Upon returning the Policy to PLACA or to an agent of PLACA within such time with a written request for cancellation, the Owner will receive a refund equal to the sum of: (i) the Policy Account Value as of the date PLACA receives the returned Policy; (ii) the amount deducted for premium taxes; (iii) any Monthly Deductions charged against the Policy Account Value; and (iv) an amount reflecting other charges directly or indirectly deducted under the Policy.  Where state law requires, the refund will instead equal the premiums paid.  (See “Free-Look Privileges”.)
A Free-Look privilege also applies after a requested increase in Face Amount.  (See “Free-Look For Increase in Face Amount”.)
Loan Privilege
The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum as may be required in a particular state) but not exceeding, in the aggregate, the Net Cash Surrender Value.  Policy loans will bear interest at a fixed rate of 6% per year, payable at the end of each Policy Year.  If interest is not paid when due, it will be added to the outstanding loan balance, beginning 23 days after the Policy Anniversary.  Policy loans may be repaid at any time and in any amount prior to the Final Policy Date.  PLACA transfers policy Account Value in an amount equal to the loan to the loan (adjusted by the earned interest rate and charged interest rate to the next Policy Anniversary) to the Loan Account where it becomes collateral for the loan.  The transfer is made pro-rata from each Subaccount and the Guaranteed Account or as specified by the Owner when applying for the loan.  This collateral in the Loan Account earns interest at an effective annual rate of at least 4%.  (See “Loan Privileges”.)
Depending upon the investment performance of the Subaccounts and the amounts borrowed, loans may cause a Policy to lapse.  Lapse of the Policy with outstanding loans may result in adverse tax consequences, including a 10% penalty tax.  (See “Tax Treatment of Policy Benefits”.)
Partial Withdrawal of Net Cash Surrender Value
After the first Policy Year, the Owner may, subject to certain restrictions, withdraw part of Net Cash Surrender Value.  The minimum amount for such withdrawal is $1,500.  An expense charge of $25 will be deducted from the Policy Account Value for each withdrawal.  The withdrawal amount and expense charge is allocated to the Subaccounts and the Guaranteed Account based on the proportion that the value in each account bears to the total unloaned Policy Account Value unless the Owner specifies otherwise.  If Death Benefit Option A is in effect, PLACA will reduce the Face Amount by the amount of the withdrawal.  (See “Partial Withdrawal Privilege”.)
Surrender of the Policy
The Owner may at any time surrender the Policy and receive the entire Net Cash Surrender Value.  (See “Surrender Privilege”.)
Accelerated Death Benefit
Under the Accelerated Death Benefit Rider, an Owner may receive, at his or her request and upon approval by PLACA, accelerated payment of part of the Policy’s Death Benefit if the Insured develops a Terminal Illness or, for Owners who elected the ADB rider prior to November 13, 2001 (or such other date pursuant to state availability) is permanently confined to a Nursing Care Facility.  PLACA will deduct an administrative charge from the accelerated death benefit at the time it is paid.  (See “Accelerated Death Benefit” below.)
Long-Term Care Benefit
Under the Long-Term Care Benefit riders, the Owner may receive periodic payments of a portion of the death benefit and waiver of Monthly Deductions if the insured becomes “chronically ill.”  PLACA imposes a monthly charge if the Owner elects any of these riders.  (See “Long-Term Care Benefit” below.)
Tax Treatment
PLACA believes that a Policy should generally be deemed a life insurance contract under Federal tax law.  However, due to limited guidance, there is some uncertainty about the application of the Federal tax law to the Policy, particularly if the Owner pays the full amount of premiums permitted under such a policy.  An Owner of a Policy may, however, adopt certain self-imposed limitations on the amount of premiums paid for such a Policy which should cause the Policy to meet the definition of a life insurance contract.  Any Owner contemplating the adoption of such limitations should consult a tax adviser.  In addition, if the Owner elects the Accelerated Death Benefit rider or a Long-Term Care Benefit rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear.  The Owner should consult a tax adviser about these consequences.
Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, a Policyowner should not be deemed to be in constructive receipt of Policy Account Value under a Policy until there is a distribution from the Policy.  Moreover, death benefits payable under a Policy should be excludable from the gross income of the Beneficiary.  As a result, the Beneficiary generally should not be taxed on these proceeds.  (See “Tax Status of the Policy”.)
Under certain circumstances, a Policy may be treated as a “Modified Endowment Contract.”  If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the

Policy.  In addition, prior to age 59½ any such distributions generally will be subject to a 10% penalty tax.  (For further discussion of Modified Endowment Contracts, See “Tax Treatment of Policy Benefits”.)
If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income.  Moreover, loans generally will not be treated as distributions.  Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax.  (See “Distributions from Policies Not Classified as Modified Endowment Contracts”.)
Illustrations
Illustrations of Death Benefits, Policy Account Value and Net Cash Surrender Value used in connection with the purchase of a Policy are based on hypothetical rates of return.  These rates are not guaranteed.  They are illustrative only and should not be considered a representation of past or future performance.  Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.  PLACA has filed an example of an illustration based on hypothetical rates of return as an exhibit to the registration statement to this Prospectus.
During extended periods of low interest rates, the yields of any Subaccount investing in a money market portfolio may also become extremely low and possibly negative.
Charges Assessed Under the Policy
Premium Expense Charge. A Premium Charge will be deducted from each premium payment.  This charge consists of:
1.           Premium Tax Charge for state and local premium taxes based on the rate for the Insured’s residence at the time the premium is paid.  Premium taxes vary from state to state but range from 0% to 4%.  No premium tax charge is deducted in jurisdictions that impose no premium tax.  PLACA reserves the right to change the amount of the charge deducted from future premiums if the Insured’s residence changes or the applicable law is changed;
2.           Percent of Premium Sales Charge which is equal to 2% of the amount of the premium payment.  PLACA currently intends to stop deducting this charge once the aggregate amount collected equals or exceeds a specified amount;
3.           Federal Tax Charge equal to 1.25% of the amount of the premium payment.  PLACA reserves the right to change the amount of this charge if the applicable Federal tax law changes PLACA’s tax burden.

Monthly Deductions.  On the Policy Date and on each Policy Processing Date thereafter, the Policy Account Value is reduced by a Monthly Deduction equal to the sum of the monthly Cost of Insurance Charge, Monthly Administrative Charge and a charge for additional benefits added by rider.  The monthly Cost of Insurance Charge is determined by multiplying the Net Amount at Risk by the applicable cost of insurance rate(s) in the Policy.  The Monthly Administrative Charge is currently $7.50; the maximum permissible Monthly Administrative Charge is $12.  (See “Monthly Administrative Charge”.)
Surrender Charge and Additional Surrender Charge.   A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the 10th Policy Year.  The Surrender Charge consists of a Deferred Administrative Charge and a Deferred Sales Charge.  A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 10th Policy Year.  (See “Surrender Charges”.)  An additional Surrender Charge which is an Additional Deferred Sales Charge is imposed if the Policy is surrendered or lapses at any time within 10 years after the effective date of an increase in Face Amount.  (See “Surrender Charges”.)  A portion of an Additional Surrender Charge is deducted if the related increment of Face Amount is decreased within 10 years after such increase took effect.  (See “Surrender Charges”.)
The Deferred Administrative Charge is the charge described below less the amount of any Deferred Administrative Charge previously paid at the time of a decrease in Face Amount.

	Charge per $1,000 Face Amount
	Issue Ages
Policy Year	1-5	15	25	35-80
1-6	$2.00	$3.00	$4.00	$5.00
7	1.60	2.40	3.20	4.00
8	1.20	1.80	2.40	3.00
9	0.80	1.20	1.60	2.00
10	0.40	0.60	0.80	1.00
11	0	0	0	0

The Deferred Sales Charge is equal to 28% of all premiums received during the first Policy Year (or for the Additional Surrender Charge, the first 12 policy months after an increase) up to one Target Premium plus 7% of all other premiums received to the date of surrender, lapse or decrease.  The Deferred Sales Charge and any Additional Deferred Sales Charges, however, will not exceed the Maximum Deferred Sales Charge and Maximum Additional Deferred Sales Charges, respectively.  During Policy Years one through six (or for six years following the effective date of an increase in Face Amount), this maximum equals 60% of the Target Premium for the Initial Face Amount (or 60% of the Target Premium for the increase, as the case may be).  The maximum declines to 48% of the relevant Target Premium during the seventh year, 36% during the eighth year, 24% during the ninth year, 12% during the tenth year, and 0% during years eleven and later.
Face Amount Increase Charge.  A charge, currently $100 plus $1.00 per $1,000 Face Amount increase will be deducted from the Policy Account Value on the effective date of an increase in Face Amount to compensate PLACA for administrative expenses in connection with the increase.  This charge may be increased in the future but in no event will it exceed $100 plus $3.00 per $1,000 Face Amount increase.  (See “Face Amount Increase Charge” below.)

Transfer Charge.  For each transfer of Policy Account Value between or among the Subaccounts and the Guaranteed Account after the twelfth transfer in a Policy Year, PLACA deducts $25 from the amount transferred to compensate it for administrative costs in handling such transfers.  (See “Transfer Charge” below.)
Partial Withdrawal Charge.  PLACA deducts a $25 charge from Policy Account Value with each partial withdrawal to compensate it for administrative costs. (See “Partial Withdrawal Charge” below.)
Daily Charges Against the Subaccounts.  PLACA imposes a daily charge for its assumption of certain mortality and expense risks in connection with the Policy at an annual rate which is currently 0.65% of the average daily net assets of the Separate Account.  This charge may be increased in the future but it will not exceed an annual rate of 0.90%.  (See “Mortality and Expense Risk Charges”.)
Investment Advisory Fees and Other Expenses of the Funds.  Shares of the Portfolios are purchased by the Subaccounts at net asset value which reflects management fees and expenses deducted from the assets of the Portfolios. (See “Table of Fund Fees and Expenses” below).
Distribution of the Policies
For information concerning compensation paid for the sale of Policies, see “Distribution of Policies.”
The following table shows the fees and expenses charged by the Portfolios for the fiscal year ended December 31, 2001.  The purpose of the table is to assist the Owner in understanding the various costs and expenses that the Owner will bear directly and indirectly.  Expenses of the Portfolios may be higher or lower in the future.  Please refer to the Portfolios’ Prospectuses for more information.
Table of Fund Fees and Expenses
Annual Portfolio Operating Expenses (as a percentage of average Portfolio assets before fee waivers and expense reimbursements):
Portfolio	Management Fees	12b-1 Fees	Other Expenses	Total Annual Expenses(3)
Market Street Fund(1)
All Pro Large Cap Growth Portfolio	0.70%	N/A	0.34%	1.04%
All Pro Large Cap Value Portfolio	0.70%	N/A	0.34%	1.04%
All Pro Small Cap Growth Portfolio	0.90%	N/A	0.34%	1.24%
All Pro Small Cap Value Portfolio	0.90%	N/A	0.35%	1.25%
All Pro Broad Equity Portfolio	0.75%	N/A	0.25%	1.00%

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Total Annual Expenses(3)
Mid Cap Growth Portfolio	0.75%	N/A	0.26%	1.01%
Bond Portfolio	0.40%	N/A	0.29%	0.69%
Balanced Portfolio	0.55%	N/A	0.27%	0.82%
Money Market Portfolio	0.25%	N/A	0.28%	0.53%
Equity 500 Index Portfolio	0.24%	N/A	0.29%	0.53%
International Portfolio	0.75%	N/A	0.33%	1.08%
The Alger American Fund
Small Capitalization Portfolio	0.85%	N/A	0.07%	0.92%
American Century® Variable Portfolios, Inc.
VP International	1.26%	N/A	0.00%	1.26%
VP Ultra®	1.00%	N/A	0.00%	1.00%
VP Value	0.97%	N/A	0.00%	0.97%
Dreyfus Variable Investment Fund (Initial Shares)
Appreciation Portfolio	0.75%	N/A	0.03%	0.78%
Fidelity Variable Insurance Products (Initial Class) (2)
Equity-Income Portfolio	0.48%	N/A	0.10%	0.58%
Growth Portfolio %	0.58%	N/A	0.10%	0.68%
High Income Portfolio	0.58%	N/A	0.13%	0.71%
Overseas Portfolio 0	0.73%	N/A	0.19%	0.92%
Asset Manager SM Portfolio	0.53%	N/A	0.11%	0.64%
Contrafund ® Portfolio	0.58%	N/A	0.10%	0.68%
Investment Grade Portfolio	0.43%	N/A	0.11%	0.54%

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Total Annual Expenses(3)
Janus Aspen Series (Service Shares)
Capital Appreciation Portfolio	0.65%	0.25%	0.01%	0.91%
International Growth Portfolio 0	0.65%	0.25%	0.06%	0.96%
Global Technology Portfolio	0.65%	0.25%	0.05%	0.95%
Neuberger Berman Advisers Management Trust
Limited Maturity Bond Portfolio	0.65%	N/A	0.08%	0.73%
Partners Portfolio	0.82%	N/A	0.05%	0.87%
Oppenheimer Variable Account Funds
Capital Appreciation Fund/VA	0.64%	N/A	0.04%	0.68%
Global Securities Fund/VA	0.64%	N/A	0.06%	0.70%
Main Street Growth & Income Fund/VA	0.68%	N/A	0.05%	0.73%
Strong Opportunity Fund II, Inc.
Strong Opportunity Fund II	0.75%	N/A	0.65%	1.40%
Strong Variable Insurance Funds, Inc.
Strong Mid Cap Growth Fund II	0.75%	N/A	0.65%	1.40%
Van Eck Worldwide Insurance Trust
Worldwide Bond Portfolio	1.00%	N/A	0.24%	1.24%
Worldwide Emerging Markets Portfolio	1.00%	N/A	0.30%	1.30%
Worldwide Hard Assets Portfolio	1.00%	N/A	0.18%	1.18%
Worldwide Real Estate Portfolio	1.00%	N/A	0.62%	1.62%
(1)
Other Expenses for the Market Street Fund Portfolios include an administrative expense of 0.10%.  This administrative expense is payable to Provident Mutual Life Insurance Company (“PMLIC”) for administration services that PMLIC provides to Market Street Fund.  These services include internal legal and financial administrative services provided to Market Street Fund by PMLIC personnel.
(2)
The Equity-Income Portfolio, Growth Portfolio, High Income Portfolio, and Overseas Portfolio are referred to in the financial statements for the Separate Account as portfolios of Variable Insurance Products Fund.  The Asset ManagerSM Portfolio, Contrafund ® Portfolio, and Investment Grade Bond Portfolio are referred to in the financial statements for the Separate Account as portfolios of Variable Insurance Products Fund II.

(3)
For certain Portfolios, certain expenses were reimbursed or fees waived during 2001.  It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year, although they may e terminated at any time.  After including these expense reimbursement and fee waiver arrangements, the 2001 Management Fees, Other Expenses, and Total Annual Expenses would have been:

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Total Annual Expenses
Market Street Fund
All Pro Large Cap Growth Portfolio	0.70%	N/A	0.20%	0.90%
All Pro Large Cap Value Portfolio	0.70%	N/A	0.20%	0.90%
All Pro Small Cap Growth Portfolio	0.90%	N/A	0.20%	1.10%
All Pro Small Cap Value Portfolio	0.90%	N/A	0.20%	1.10%
All Pro Broad Equity Portfolio	0.75%	N/A	0.16%	0.91%
Mid Cap Growth Portfolio	0.75%	N/A	0.20%	0.95%
Bond Portfolio	0.40%	N/A	0.28%	0.68%
Balanced Portfolio	0.55%	N/A	0.27%	0.82%
Money Market Portfolio	0.25%	N/A	0.25%	0.50%
Equity 500 Index Portfolio	0.24%	N/A	0.04%	0.28%
International Portfolio	0.75%	N/A	0.33%	1.08%
The Alger American Fund
Small Capitalization Portfolio	0.85%	N/A	0.07%	0.92%
American Century® Variable Portfolios, Inc.
VP International	1.26%	N/A	0.00%	1.26%
VP Ultra®	1.00%	N/A	0.00%	1.00%
VP Value	0.97%	N/A	0.00%	0.97%

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Total Annual Expenses
Dreyfus Variable Investment Fund (Initial Shares)
Appreciation Portfolio	0.75%	N/A	0.03%	0.78%
Fidelity Variable Insurance Products (Initial Class)
Equity-Income Portfolio	0.48%	N/A	0.09%	0.57%
Growth Portfolio %	0.58%	N/A	0.07%	0.65%
High Income Portfolio	0.58%	N/A	0.12%	0.70%
Overseas Portfolio 0	0.73%	N/A	0.14%	0.87%
Asset Manager SM Portfolio	0.53%	N/A	0.10%	0.63%
Contrafund ® Portfolio	0.58%	N/A	0.06%	0.64%
Investment Grade Portfolio	0.43%	N/A	0.11%	0.54%
Janus Aspen Series (Service Shares)
Capital Appreciation Portfolio	0.65%	0.25%	0.01%	0.91%
International Growth Portfolio 0	0.65%	0.25%	0.06%	0.96%
Global Technology Portfolio	0.65%	0.25%	0.05%	0.95%
Neuberger Berman Advisers Management Trust
Limited Maturity Bond Portfolio	0.65%	N/A	0.08%	0.73%
Partners Portfolio	0.82%	N/A	0.05%	0.87%
Oppenheimer Variable Account Funds
Capital Appreciation Fund/VA	0.64%	N/A	0.04%	0.68%
Global Securities Fund/VA	0.64%	N/A	0.06%	0.70%

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Total Annual Expenses
Main Street Growth & Income Fund/VA	0.68%	N/A	0.05%	0.73%
Strong Opportunity Fund II, Inc.
Strong Opportunity Fund II	0.75%	N/A	0.35%	1.10%
Strong Variable Insurance Funds, Inc.
Strong Mid Cap Growth Fund II	0.75%	N/A	0.45%	1.20%
Van Eck Worldwide Insurance Trust
Worldwide Bond Portfolio	1.00%	N/A	0.19%	1.19%
Worldwide Emerging Markets Portfolio	1.00%	N/A	0.28%	1.28%
Worldwide Hard Assets Portfolio	1.00%	N/A	0.15%	1.15%
Worldwide Real Estate Portfolio	1.00%	N/A	0.50%	1.50%

Similar expense reimbursement and fee waiver arrangements were also in place for other Portfolios and it is anticipated that such arrangements will continue past the current year, although they may be terminated at any time.  However, no expenses were actually reimbursed or fees waived during 2001 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.
The Total Annual Expenses for certain of the Market Street Fund Portfolios have been restated to reflect a change in a fee waiver arrangement effective as of January 29, 2001.
The fee and expense information regarding the portfolios was provided by those Portfolios.  The Alger American Fund, American Century® Variable Portfolio, Inc., Dreyfus Variable Investment Fund, Fidelity Variable Insurance Products, Janus Aspen Series, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, Strong Opportunity Fund II, Inc., Strong Variable Insurance Funds, Inc., and Van Eck Worldwide Insurance Trust are not affiliated with PLACA.

The Company, Separate Account and Funds
Providentmutual Life and Annuity Company of America
The Contracts are issued by PLACA which is a stock life insurance company originally incorporated under the name of Washington Square Life Insurance Company in the Commonwealth of Pennsylvania in 1958.  The name of the Company was changed to Providentmutual Life and Annuity Company of America in 1991 and the Company was redomiciled as a Delaware insurance company on October 28, 1992.  PLACA is currently licensed to transact life insurance business in 49 states and the District of Columbia.  As of December 31, 2001, PLACA had total assets of approximately $1.6 billion.
PLACA is a wholly-owned subsidiary of Provident Mutual Life Insurance Company (“PMLIC”).  On December 14, 2001, PMLIC’s Board of Directors unanimously approved and adopted a plan of conversation under which PMLIC will convert from a mutual insurance company to a stock company and become a wholly-owned subsidiary of Nationwide Financial Services, Inc. (“Nationwide Financial”).  Nationwide Financial, a company whose Class A shares of common stock are traded on the New York Stock Exchange, is an indirect majority-owned subsidiary of Nationwide Corporation, and is the holding company of Nationwide Life Insurance Company and other companies that comprise the retirement savings operations of the Nationwide group of companies.  Subject to necessary eligible member and regulatory approvals, the sponsored demutualization, which has been approved by PMLIC’s Board of Directors and the Board of Directors of Nationwide Financial, is expected to close in the third quarter of 2002.  The sponsored demutualization will not affect the Owner’s Policy premiums and it will not reduce the Owner’s Policy benefits.
PMLIC was chartered by the Commonwealth of Pennsylvania in 1865 and at the end of 2001 had consolidated assets of approximately $9.2 billion.  On December 31, 1997, PLACA and PMLIC entered into a Support Agreement whereby PMLIC agrees to maintain PLACA’s total adjusted capital at the level of 200% of the “company action level” for risk-based capital at the end of each calendar quarter during the term of the agreement.  Under the Support Agreement, PMLIC also agrees to maintain PLACA’s cash or cash equivalents from time to time as may be necessary during the term of the agreement in an amount sufficient for the payment of benefits and other contractual claims pursuant to policies and other contracts issued by PLACA.  Other than this Support Agreement, PMLIC is under no obligation to invest money in PLACA nor is it in any way a guarantor of PLACA’s contractual obligations or obligations under the Policies.  PLACA is subject to regulation by the Insurance Department of the State of Delaware as well as by the insurance departments of all other states and jurisdictions in which it does business.
IMSA.  PLACA is a member of the Insurance Marketplace Standards Association (“IMSA”), and as such may include the IMSA logo and information about IMSA membership in its advertisements.  Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.
Providentmutual Variable Life Separate Account
Providentmutual Variable Life Separate Account (the “Separate Account”) is a separate investment account of PLACA established by the Board of Directors of PLACA under Delaware law to support the Policies and other variable life insurance policies.  PLACA has registered the Separate Account with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”).  Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account.
The assets of the Separate Account are owned by PLACA.  However, these assets are held separate from other assets and are not part of PLACA’s General Account.  The portion of the assets of the Separate Account equal to the reserves or other contract liabilities of the Separate Account are not chargeable with liabilities that arise from any other business PLACA conducts.  PLACA may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Contract liabilities of the Separate Account (which will always be at least equal to the aggregate Policy Account value allocated to the Separate Account under the Policies).  The income, gains and losses, realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of PLACA.  PLACA may accumulate in the Separate Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges.  The Separate Account currently has thirty-seven Subaccounts, each corresponding to an investment portfolio (a “Portfolio”) of one of the mutual fund companies listed below.
The Funds
The Portfolios are each part of one of eleven mutual fund companies (each, a “Fund”): Market Street Fund; American Century® Variable Portfolios, Inc.; Dreyfus Variable Investment Fund; Fidelity Variable Insurance Products; Janus Aspen Series; Neuberger Berman Advisers Management Trust; Oppenheimer Variable Account Funds; Strong Opportunity Fund II, Inc.; Strong Variable Insurance Funds, Inc.; The Alger American Fund; and Van Eck Worldwide Insurance Trust.  Each of the Funds is registered with the SEC under the 1940 Act as an open-end management investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Funds or their Portfolios.  The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies.  Some of the Funds may, in the future, create additional Portfolios.  The investment experience of each Subaccount depends on the investment performance of its corresponding Portfolio.
These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are solid directly to the public.  However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and PLACA makes no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

    The following table summarizes each Portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable).

Portfolio	Investment Objective and Investment Adviser
All Pro Broad Equity Portfolio
▪Seeks long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of both larger and smaller companies included in the Wilshire 5000 equity universe that, at the time of purchase, the subadvisers believe offer above-average potential for growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Alliance Capital Management L.P., Sanford C. Bernstein & Co., LLC, Husic Capital Management, and Reams Asset Management Company, LLC.

All Pro Large Cap Growth Portfolio
▪Seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of larger companies included in the Wilshire 5000 equity universe that, at the time of purchase, the subadvisers believe offer above-average potential for growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Alliance Capital Management L.P. and Geewax, Terker & Co.

All Pro Large Cap Value Portfolio
▪Seeks to provide long-term capital appreciation. The Portfolio attempts to achieve this objective by investing primarily in undervalued equity securities of larger companies included in the Wilshire 5000 equity universe that, at the time of purchase, the subadvisers believe offer potential for long-term growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Sanford C. Bernstein & Co., LLC and Mellon Equity Associates, LLP

All Pro Small Cap Growth Portfolio
▪Seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of smaller companies included in the Wilshire 5000 equity universe that, at the time of purchase, the subadvisers believe offer above-average potential for growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Lee Munder Investments Ltd. and Husic Capital Management.

Portfolio	Investment Objective and Investment Adviser
All Pro Small Cap Value Portfolio
▪Seeks to provide long-term capital appreciation. The Portfolio pursues this objective by investing primarily in undervalued equity securities of smaller companies included in the Wilshire 5000 equity universe that, at the time of purchase, the subadvisers believe offer above-average potential for long-term growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Reams Asset Management Company, LLC and Sterling Capital Management LLC.

Equity 500 Index Portfolio
▪Seeks to provide long-term capital appreciation. The Portfolio pursues its objective by investing primarily in common stocks included in the Standard & Poor's 500(R) Composite Stock Price Index.* Investment adviser is Market Street Investment Management Company; subadviser is SSgA Funds Management, Inc.

International Portfolio
▪Seeks long-term growth of capital primarily through investments in a diversified portfolio of marketable equity securities of established foreign issuer companies. Investment adviser is Market Street Investment Management Company; subadviser is The Boston Company Asset Management, LLC.

Mid Cap Growth Portfolio
▪Seeks to achieve a high level of long-term capital appreciation. The Portfolio pursues its objective by investing primarily in mid cap companies whose earnings the subadviser expects to grow at a faster rate than the average company and in mid cap companies whose market capitalization falls within the range of companies in the S&P Mid Cap 400 Index. Investment adviser is Market Street Investment Management Company; subadviser is T. Rowe Price Associates, Inc.

* "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are   trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and   its affiliates and subsidiaries. The Policy is not sponsored, endorsed, sold or promoted by   Standard & Poor's and Standard & Poor's makes no representation regarding the advisability   of investing in the Policy. See "Additional Information -- Standard & Poor's" below which   sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

Portfolio	Investment Objective and Investment Adviser
Balanced Portfolio
▪Seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk. The Portfolio pursues its objective by investing in both equities, such as stocks, and bonds. Investment adviser is Market Street Investment Management Company; subadviser is Fred Alger Management, Inc.

Bond Portfolio
▪Seeks to generate a high level of current income consistent with prudent investment risk. The Portfolio pursues its objective by investing primarily in a diversified portfolio of fixed income securities of U.S. and foreign issuers. Investment adviser is Market Street Investment Management Company; subadviser is Western Asset Management Company.

Money Market Portfolio
▪Seeks to provide maximum current income consistent with capital preservation and liquidity. The Portfolio pursues its objective by investing exclusively in U.S. dollar-denominated money market instruments that present minimal credit risks. Investment adviser is Market Street Investment Management Company.

Alger American Small Capitalization Portfolio
▪Seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index(R) or the S&P SmallCap 600 Index(R). Investment adviser is Fred Alger Management, Inc.

American Century ® Variable Portfolios, Inc. VP International
▪Seeks capital growth by investing in foreign securities of developed countries. International investing involves special risks including political instability and currency fluctuations. Investment adviser is American Century Investment Management, Inc.

American Century® Variable Portfolios, Inc. VP Ultra®	▪Seeks long-term capital growth. Investment adviser is American Century Investment Management, Inc.

Portfolio	Investment Objective and Investment Adviser
American Century® Variable Portfolios, Inc. VP Value	▪Seeks long-term capital growth. Income is a secondary objective. Investment adviser is American Century Investment Management, Inc.
Dreyfus VIF Appreciation Portfolio (Initial Shares)
▪Seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal. To pursue these goals, the portfolio invests in common stocks focusing on "blue chip" companies with total market capitalization of more than $5 billion at the time of purchase, including multinational companies. Investment adviser is The Dreyfus Corporations; subadviser is Fayez Sarofim & Co.

Fidelity VIP Equity-Income Portfolio (Initial Class)
▪Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the VIP Equity-Income Portfolio considers the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor's 500 Composite Stock Price Index. Investment adviser is Fidelity Management & Research Company.

Fidelity VIP Growth Portfolio (Initial Class)
▪Seeks to achieve capital appreciation. The VIP Growth Portfolio normally purchases common stocks, and invests in companies it believes have above-average growth potential. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks. Investment adviser is Fidelity Management & Research Company.

Fidelity VIP High Income Portfolio (Initial Class)
▪Seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. Investment adviser is Fidelity Management & Research Company.

Fidelity VIP Overseas Portfolio (Initial Class)
▪Seeks long term growth of capital primarily through investments in foreign securities. The VIP Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., Fidelity International Investment Advisors, and Fidelity International Investment Advisors (U.K.) Limited.

Portfolio	Investment Objective and Investment Adviser
Fidelity VIP Asset Manager(Sm) Portfolio (Initial Class)
▪Seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East) Inc.

Fidelity VIP Contrafund® Portfolio (Initial Class)
▪Seeks capital appreciation by investing in securities of companies where value is not fully recognized by the public. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East) Inc.

Fidelity VIP Investment Grade Bond Portfolio (Initial Class)	▪Seeks high current income by investing in investment-grade debt securities. Investment adviser is Fidelity Management & Research Company.
Janus Capital Appreciation Portfolio (Service Shares)
▪Seeks long-term growth of capital. It pursues this objective by investing primarily in common stocks selected for their growth potential. The portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies. Investment adviser is Janus Capital.

Janus Global Technology Portfolio (Service Shares)
▪Seeks long-term growth of capital. It invests, under  normal circumstances, at least 80% of its net assets in securities of companies that the portfolio manager believes will benefit significantly from advances or improvements in technology. These companies generally fall into two categories: (a) companies that the portfolio manager believes have or will develop products, processes or services that will provide significant technological advances or improvements; and (b) companies that the portfolio manager believes rely extensively on technology in connection with their operations or services. It implements this policy by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. Investment adviser is Janus Capital.

Portfolio	Investment Objective and Investment Adviser
Janus International Growth Portfolio (Service Shares)
▪Seeks long-term growth of capital. It invests, under normal circumstances, at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country. Investment adviser is Janus Capital.

Neuberger Berman Limited Maturity Bond Portfolio
▪Seeks the highest available current income consistent with low risk to principal and liquidity and secondarily, total return, through investment mainly in investment grade bonds. Investment adviser is Neuberger Berman Management Incorporated.

Neuberger Berman Partners Portfolio	▪Seeks capital growth through investment mainly in common stocks of medium- to large-capitalization companies. Investment adviser is Neuberger Berman Management Incorporated.
Oppenheimer Capital Appreciation Fund/VA	▪Seeks capital appreciation from investments in securities of well-known and established companies. Investment adviser is OppenheimerFunds, Inc.
Oppenheimer Global Securities Fund/VA
▪Seeks long-term capital appreciation by investing a  substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. It invests mainly in common stocks of U.S. and foreign issuers. Investment adviser is OppenheimerFunds, Inc.

Oppenheimer Main Street Growth & Income Fund/VA
▪Seeks high total return, which includes growth in the value of its shares as well as current income, from equity and debt securities. The portfolio invests mainly in common stocks of U.S. companies. Investment adviser is OppenheimerFunds, Inc.

Portfolio	Investment Objective and Investment Adviser
Strong Opportunity Fund II
▪Seeks capital growth by investing, under normal conditions, primarily in stocks of medium-capitalization companies that the Portfolio's manager believes are underpriced, yet have attractive growth prospects. The manager bases the analysis on a company's "private market value"-- the price an investor would be willing to pay for the entire company given its management, financial health, and growth potential. The manager determines a company's private market value based on a fundamental analysis of a company's cash flows, asset valuations, competitive situation, and franchise value. To a limited extent, the portfolio may also invest in foreign securities. The manager may sell a stock when its price no longer compares favorably with the company's private market value. Investment adviser is Strong Capital Management, Inc.

Strong Mid Cap Growth Fund II
▪Seeks capital growth by investing, under normal conditions, at least 65% of its assets in stocks of medium-capitalization companies that the Portfolio's managers believe have favorable prospects for growth of earnings and capital appreciation. The portfolio defines "medium-capitalization companies" as companies with a market capitalization substantially similar to that of companies in the Russell Midcap Index at the time of investment. Investment adviser is Strong Capital Management, Inc.

Van Eck Worldwide Bond Portfolio	▪Seeks high total return -- income plus capital appreciation -- by investing globally, primarily in a variety of debt securities. Investment adviser is Van Eck Associates Corporation.
Van Eck Worldwide Emerging Markets Portfolio	▪Seeks long-term capital appreciation by investing in primarily equity securities in emerging markets throughout the world. Investment adviser is Van Eck Associates Corporation.
Van Eck Worldwide Hard Assets Portfolio
▪Seeks long-term capital appreciation by investing primarily in "hard asset securities." Income is a secondary consideration. Hard asset securities are the stocks, bonds, and other securities of companies that derive at least 50% gross revenue or profit from exploration, development, production or distribution of precious metals, natural resources, real estate and commodities. Investment adviser is Van Eck Associates Corporation.

Portfolio	Investment Objective and Investment Adviser
Van Eck Worldwide Real Estate Portfolio
▪Seeks to maximize total return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry. Investment adviser is Van Eck Associates Corporation.

Additional Information About the Funds and Portfolios
NO ONE CAN ASSURE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES.
More detailed information concerning the investment objectives, policies and restrictions of the Portfolios, the expenses of the Portfolios, the risks attendant to investing in the Portfolios and other aspects of the Funds’ operations can be found in the current prospectus for each Fund that accompanies this Prospectus and the current statement of additional information for each Fund.  The Funds’ prospectuses should be read carefully before any decision is made concerning the allocation of Net Premium Payments or transfers of Policy Account Value among the Subaccounts.
PLACA may receive compensation from investment adviser of a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Policies.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies issued by PLACA.  These percentages differ, and some advisers (or affiliates) may pay PLACA more than others.
Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with PLACA or each other, a practice known as “shared funding.”  They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as “mixed funding.”  As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Policy Account Values are allocated to the Separate Account, and of owners of other contracts or policies whose values are allocated to one or more other separate accounts investing in any one of the Portfolios.  Shares of some of the Funds may also be sold directly to certain pension and retirement plans qualifying under Section 401 of the Code.  As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of any such material conflicts, PLACA will consider what action may be appropriate, including removing the Portfolio as an investment option under the Policies or replacing the Portfolio with another Portfolio.  There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund’s prospectus.

Addition, Deletion, or Substitution of Investments
Where permitted by applicable law, PLACA reserves the right to make certain changes to the structure and operation of the Separate Account, including, among others, the right to:
1.           Remove, combine, or add Subaccounts and make the new Subaccounts available to the Owner at PLACA’s discretion;
2.           Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at PLACA’s discretion;
3.           Substitute or close Subaccounts to allocations of premiums or Policy Account Value, or both, and to existing investments or the investment of future premiums, or both, at any time in PLACA’s discretion;
4.           Transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account;
5.           Combine the Separate Account with other separate accounts, and/or create new separate accounts;
6.           Deregister the Separate Account under the 1940 Act, or operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law; and
7.           Modify the provisions of the Policy to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law.
The Funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.  PLACA will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments.  PLACA will notify the Owner of any changes.
Detailed Description of Policy Provisions
Death Benefit
General.  As long as the Policy remains in force, the Insurance Proceeds of the Policy will, upon due proof of both Insured’s death (and fulfillment of certain other requirements), be paid to the Beneficiary in accordance with the designated Death Benefit Option.  The Insurance Proceeds will be determined as of the date of the Insured’s death and will be equal to:
1.	the Death Benefit;
2.	plus any addition benefits due under a supplementary benefit rider attached to the Policy;
3.	less any loan and accrued loan interest on the Policy;
4.	less any overdue deductions if the death of the Insured occurs during the Grace Period.

The Insurance Proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy.
Death Benefit Options.  The Policy provides two Death Benefit Options: Option A and Option B.  The Owner designates the Death Benefit Option in the application and may change it as described in “Change in Death Benefit Option.”  Under either Option, the duration of the Death Benefit coverage depends upon the Policy’s Net Cash Surrender Value.  (See “Policy Duration.”)
Option A.  The Death Benefit is equal to the greater of: (a) the Face Amount of the Policy and (b) the Policy Account Value on the Valuation Date on or next following the Insured’s date of death multiplied by the specified percentage shown in the table below:

Attained Age	Percentage	Attained Age	Percentage
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95 though 99	100%

For Attained Ages not shown, the percentages decrease pro rata for each full year.
Illustration of Option A – For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no Policy loan outstanding.
Under Option A, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000.  The specified percentage for an Insured under Attained Age 40 on the Policy Anniversary prior to the date of death is 250%.  Because the Death Benefit must be equal to or be greater than 2.50 times the Policy Account Value, any time the Policy Account Value exceeds $80,000 the Death Benefit will exceed the Face Amount.  Each additional dollar added to the Policy Account Value will increase the Death Benefit by $2.50.  Thus, a 35 year old younger Insured with a Policy Account Value of $150,000 will have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); a Policy Account Value of $400,000 will yield a Death Benefit of $1,000,000 (2.50 x $400,000).
Similarly, any time the Policy Account Value exceeds $80,000, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50.  If at any time, however, the Policy Account Value multiplied by the specified percentage is less than the Face Amount, the Death Benefit will be the Face Amount of the Policy.
Option B.  The Death Benefit is equal to the greater of: (a) the Face Amount of the Policy plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage shown in the table above.  (The Policy Account Value in each case is determined on the Valuation Day on or next following the Insured’s date of death.)

Illustration of Option B – For purposes of this Illustration, assume that the Insured is under Attained Age 40 and there is no outstanding Policy loan.
Under Option B, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000 plus the Policy Account Value.  Thus, for example, a Policy with a $50,000 Policy Account Value will have a Death Benefit of $250,000 ($200,000 plus $50,000); and a Policy Account Value of $100,000 will yield a Death Benefit of $300,000.  Since the specified percentage is 250%, the Death Benefit will be at least 2.50 times the Policy Account Value.  As a result, if the Policy Account Value exceeds $133,333, the Death Benefit will be greater than the Face Amount plus the Policy Account Value.  Each additional dollar added to the Policy Account Value above $133,333 will increase the Death Benefit by $2.50.  An Insured with a Policy Account Value of $150,000 will therefore have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); and a Policy Account Value of $500,000 will yield a Death Benefit of $1,250,000 (2.50 x $500,000).  Similarly, any time the Policy Account Value exceeds $133,333, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50.  If at any time, however, the Policy Account Value multiplied by the applicable percentage is less than the Face Amount plus the Policy Account Value, the Death Benefit will be the Face Amount plus the Policy Account Value.
Which Death Benefit Option to Choose.  If an Owner prefers to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, the Owner should choose Option B.  If an Owner is satisfied with the amount of the Insured’s existing insurance coverage and prefers to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Account Value, the Owner should choose Option A.
Change in Death Benefit Option.  After the first Policy Year or 12 months after a Face Amount increase, at any time while the Policy is in force, the Owner may change the Death Benefit Option in effect by sending PLACA a completed application for change.  No charges will be imposed to make a change in the Death Benefit Option.  The effective date of any such change will be the Policy Processing Day on or next following the date PLACA receives the completed application for change.
If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount will be decreased by the Policy Account Value on that date.  However, this change may not be made if it would reduce the Face Amount to less than the Minimum Face Amount.
If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Policy Account Value on that date.
A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge.  Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level.  Such a change will result in a relative increase in the cost of insurance charges over time because the Net Amount at Risk will, unless the Death Benefit is based on the applicable percentage of Policy Account Value, remain level rather than decreasing as the Policy Account Value increases.  Unless the Death Benefit is based on the applicable percentage of Policy Account Value, changing from Option B to Option A will, if the Policy Account Value increases, decrease the Net amount at Risk over time, thereby reducing the cost of insurance charge.
The effects of these Death Benefit Option changes on the Face Amount, Death Benefit and Net Amount at Risk can be illustrated as follows.  Assume that a contract under Option A has a Face Amount of $500,000 and a Policy Account Value of $100,000 and, therefore, a Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000).  If the Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Death Benefit and Net Amount at Risk would remain the same.  Assume that a contract under Option B has a Face Amount of $500,000 and a Policy Account Value of $50,000 and, therefore, the Death Benefit is $550,000 ($500,000 + $50,000) and a Net Amount at Risk of $500,000 ($550,000 - $50,000).  If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Death Benefit and Net Amount at Risk would remain the same.
If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Code for life insurance, PLACA will not effect the change.
A change in the Death Benefit Option may have Federal income tax consequences.  The Owner should consult a tax advisor before changing the Death Benefit Option.
How the Death Benefit May Vary.  The amount of the Death Benefit may vary with the Policy Account Value.  The Death Benefit under Option A will vary with the Policy Account Value whenever the specified percentage of Policy Account Value exceeds the Face Amount of the Policy.  The Death Benefit under Option B will always vary with the Policy Account Value because the Death Benefit equals the greater of (a) the Face Amount plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage.
Ability to Adjust Face Amount
Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy’s Face Amount by submitting a written application to PLACA.  The effective date of the increase or decrease will be the Policy Processing Day on or next following PLACA’s approval of the request.  An increase or decrease in Face Amount may have tax consequences.  The Owner should consult a tax advisor before increasing or decreasing the Face Amount.  The effect of changes in Face Amount on Policy charges, as well as other considerations, is described below.
Increase.  A request for an increase in Face Amount may not be for less than $25,000 (or such lesser amount required in a particular state).  The Owner may not increase the Face Amount after the Insured’s Attained Age 75 or if the Face Amount was increased during the prior 12-month period.  To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to PLACA of the Insured’s insurability.
On the effective date of an increase, and taking the increase into account, the Net Cash Surrender Value must be equal to the Monthly Deductions then due and the expense charge for the increase in Face

Amount.  If the Net Cash Surrender Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Net Cash Surrender Value.
An increase in the Face Amount will generally affect the total Net Amount at Risk which will increase the monthly Cost of Insurance Charges.  An increase in Face Amount will increase the amount of any Additional Surrender Charge.  A Face Amount increase expense charge will also be deducted.  (See “Face Amount Increase Charge.”)  In addition, different cost of insurance rates may apply to the increase in insurance coverage. (See “Monthly Deductions.”)
After increasing the Face Amount, the Owner will have the right: (a) during the Free-Look Period following the effective date of the increase, to have the increase canceled and receive a credit or refund equal to the Cost of Insurance Charge and the increase charge deducted for the increase; and (b) during the first 24 months following the increase, to exchange the increase in Face Amount for a fixed benefit permanent life insurance policy issued by PLACA.  (See “Transfers of Policy Account Value.”)
Decrease.  The amount of a Face Amount decrease must be for at least $25,000 (or such lesser amount required in a particular state).  The Face Amount after any decrease may not be less than the Minimum Face Amount.  A decrease in Face Amount will not be permitted if the Face Amount was increased during the prior 12-month period.  To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Code, PLACA will not affect the decrease.
A decrease in the Face Amount generally will decrease the total Net Amount at Risk which will decrease an Owner’s monthly Cost of Insurance Charges.  A decrease in the Face Amount may result in the imposition of a Surrender Charge as of the Policy Processing Day on which the decrease becomes effective.  (See “Surrender Charges.”)
Any Surrender Charge applicable to a decrease will be deducted from the Policy Account Value and the remaining Surrender Charge will be reduced by the amount deducted.  The Surrender Charge will be deducted from the Subaccounts and the Guaranteed Account based on the proportion that the value in such account bears to the total unloaned Policy Account Value.
For purposes for determining the Cost of Insurance Charge and Surrender Charges, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases, successively; and (c) the Initial Face Amount.
Insurance Protection
An Owner may increase or decrease the insurance protection provided by the Policy (i.e. the Net Amount at Risk) in one of several ways, as insurance needs change.  These ways include increasing or decreasing the Face Amount, changing the level of premium payments, and by making a partial withdrawal of Net Cash Surrender Value.  The consequences of each are summarized below.

A decrease in Face Amount will decrease the insurance protection.  It will not reduce the Policy Account Value, except for the deduction of any surrender charge applicable to the decrease.  The Monthly Deductions will generally be corresponding lower following the decrease.
An increase in Face Amount will generally increase the amount of insurance protection, depending on the Policy Account Value and Specified percentage.  If the insurance protection is increased, Monthly Deductions will increase as well.
Under Death Benefit Option A, until the specified percentage of Policy Account Value exceeds the Face Amount, then (a) if the Owner increases the premium payments from the current level, the amount of insurance protection will generally be reduced, and (b) if the Owner reduced the premium payments from the current level, the amount of insurance protection will generally be increased.
Under Death Benefit Option B, until the specified percentage of Policy Account Value exceeds the Face Amount plus the Policy Account Value, the level of premium payments will not affect the amount of insurance protection.  (However, both the Policy Account Value and Death Benefit will be increased if premium payments are increased and reduced if premium payments are reduced.)  Under either Death Benefit Option, if the Death Benefit is the specified percentage of Policy Account Value, then (a) if the Owner increases premium payments from the current level, the amount of insurance protection will increase and (b) if the Owner reduces the premium payments from the current level, the amount of insurance protection will decrease.
A partial withdrawal of Net Cash Surrender Value will reduce the Death Benefit.  If Death Benefit Option A is in effect, the withdrawal will decrease the Policy’s Face Amount by the amount withdrawn plus the partial withdrawal expense charge.  If Death Benefit Option B is in effect, it will not reduce the amount of insurance protection unless the Death Benefit is based on the specified percentage of Policy Account Value.  In this event, however, the decrease in the Death Benefit will be greater than the amount of a withdrawal.
Increasing or decreasing the Policy’s Insurance Protection may have tax consequences.  The Owner of a Policy should consult a tax advisor before increasing or decreasing the Policy’s Insurance Protection.
Payment and Allocation of Premiums
Issuance of a Policy.  In order to purchase a Policy, an individual must make application to PLACA through a licensed PLACA agent who is also a registered representative of 1717 Capital Management Company (“1717”) or a broker/dealer having a Selling Agreement with 1717 or a broker/dealer having a Selling Agreement with such a broker/dealer.  If PLACA accepts the application, a Policy will be issued in consideration of payment of the Minimum Initial Premium set forth in the Policy.  The Minimum Face Amount of a Policy under PLACA’s rules is currently $50,000 for all Premium Classes except preferred.  For the preferred Premium Class, the Minimum Face Amount is $100,000.  If the applicant submits the application and/or initial premium to his or her agent, PLACA will not begin processing the purchase order until PLACA receives the application and initial premium from the agent’s broker-dealer.

PLACA reserves the right to revise its rules from time to time to specify a different Minimum Face Amount for subsequently issued policies.  A Policy will be issued only with respect to Insured’s who individually have an Issue Age of 80 or less and who provide PLACA with satisfactory evidence of insurability.  Acceptance is subject to PLACA’s underwriting rules.  PLACA reserves the right to reject an application for any reason permitted by law.  (See “Distribution of Policies.”)
At the time the application for a Policy is signed, an applicant can, subject to PLACA’s underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, by answering “no” to the Health Questions of the Temporary Agreement and submitting payment of the Minimum Initial Premium with the Application, but only if the Application is dated the same day as, or earlier than, the Temporary Insurance Agreement.  Temporary insurance coverage will take effect as of the date of the Temporary Insurance Agreement.
The Minimum Initial Premium will equal the Minimum Annual Premium multiplied by the following factor:

Premium Billing Mode Selected at Issue _	Factor
Annual	1.000
Semi-annual	0.500
Quarterly	0.250
Monthly	0.167

The amount of temporary coverage under the agreement is the lesser of the Face Amount applied for or $500,000 temporary coverage under the agreement will end on the earliest of: (a) the 90th day from the date of the agreement; (b) the date that insurance takes effect under the Policy; (c) the date a policy, other than as applied for, is offered to the Applicant; or (d) five days from the date PLACA mails a notice of termination of coverage.
Amount and Timing of Premiums.  No insurance will take effect until the Minimum Initial Premium is paid, the underwriting process has been completed, the Application has been approved and the proposed Insured is alive and in the same condition of health as described in the Application.  We begin to deduct monthly charges from your Policy Account Value on the Policy Issue Date.  Prior to the Final Policy Date and while the Policy is in force, an Owner may make additional premium payments at any time and in any amount, subject to the limitation set forth below.  Each premium payment must be for at least $20.  PLACA may increase this minimum amount upon 90 days written notice to Owners of such increase, but the minimum amount will never exceed $500.  Subject to certain limitations described below, an Owner has considerable flexibility in determining the amount and frequency of premium payments.  If the Owner submits a premium payment to his or her agent, PLACA will not being processing the premium until PLACA receives it from the agent’s broker-dealer.
At the time of application, each Owner will select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payment.  The Owner is entitled to receive a premium reminder notice from PLACA at the specified interval.  The Owner may change the Planned Periodic Premium frequency and amount.  Also, under the Automatic Payment Plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being “billed.”
Any payments made while there is an outstanding Policy loan are considered loan repayments, unless PLACA is notified in writing that the amount is to be applied as a premium payment.  The Owner is not required to pay the Planned Periodic Premiums in accordance with the specified scheduled.  The Owner has the flexibility to alter the amount and frequency of premium payments.  However, payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force.  Instead, the duration of the Policy depends upon the Policy’s Net Cash Surrender Value.  Thus, even if Planned Periodic Premiums are paid, the Policy may lapse whenever the Net Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges and if a Grace Period expires without an adequate payment by the Owner.
Premium Limitations.  The Code provides for exclusion of the Death Benefit from a Beneficiary’s gross income if total premium payments do not exceed certain stated limits.  In no event can the total of all premiums paid under a Policy exceed such limits.  PLACA has established procedures to monitor whether aggregate premiums paid under a Policy exceed those limits.  If a premium is paid which would result in total premiums exceeding such limits, PLACA will accept only that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy.  PLACA will notify the Owner of available options with regard to the excess premium.  If satisfactory arrangement is not made, PLACA will refund this excess to the Owner.  If total premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy’s Death Benefit over the Policy’s Cash Surrender Value should still be excludable from gross income.
The maximum premium limitations set forth in the Code depend in part upon the amount of the Death Benefit at any time.  As a result, any Policy changes which affect the amount of the Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations.  To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, PLACA will not affect such change.  (See “Federal Income Tax Considerations.”)  PLACA reserves the right to require the satisfactory evidence of insurability before accepting a premium payment that would increase the Net Amount At Risk.
Refund of Excess Premium for Modified Endowment Contracts.  At the time a premium is credited which would cause the Policy to become a Modified Endowment Contact (“MEC”), PLACA will notify the Owner that the Policy will become a MEC unless the Owner requests a refund of the excess premium within 30 days after receiving the notice.  If the Owner requests a refund, the excess premium paid (but not any interest or earnings on the excess premium) will be returned to the Owner.  The Policy Account Value attributable to the excess premium will be deducted from the Subaccounts and/or the Guaranteed Account in the same proportion as the premium was initially allocated to the Subaccounts and/or the Guaranteed Account.  For more information on MECs, see “Federal Income Tax Considerations.”
Allocation of Net Premiums.  The Owner indicates in the application how Net Premiums should be allocated amount the Subaccounts and/or the Guaranteed Account.  The percentages of each Net Premium that may be allocated to any account must be in whole numbers and the sum of the allocation percentages must be 100%.  PLACA allocates the Net Premiums as of the date it receives such premium at its Service Center according to the Owner’s current premium allocation instructions, unless otherwise specified.
Certain states require PLACA to refund all payments (less any partial withdrawals and indebtedness) in the event the Owner cancels the Policy during the Free-Look period.  See “Free-Look Privileges.”  In those states, PLACA will allocate to the Money Market Subaccount any premiums the Owner requests be allocated to Subaccount(s) which are received at our Service Center within 15 days from the later of:  (1)the Policy Issue Date; or (2) the date PLACA receives the Minimum Initial Premium.  After this 15-day period ends, the value in the Money Market Subaccount is allocated among the Subaccounts as indicated in the application.  PLACA invests all Net Premiums paid thereafter based on the allocation percentages then in effect.
The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk.  Owners should periodically review their allocation schedule in light of market conditions and the Owner’s overall financial objectives.
Replacement of Existing Insurance.  It may not be in the Owner’s best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy.  The Owner should compare the existing insurance and the Policy carefully.  The Owner should replace the existing insurance only when he or she determines that the Policy is better for him or her.  The Owner may have to pay a surrender charge on the existing insurance, and the Policy will impose a new surrender charge period.  The Owner should talk to his or her financial professional or tax adviser to make sure the exchange will be tax-free.  If the owner surrenders the existing policy for cash and then buys the Policy, the Owner may have to pay a tax, including possibly a penalty tax, on the surrender.  Because PLACA will not issue the Policy until it has received an initial premium from the Owner’s existing insurance company, the issuance of the Policy may be delayed.
Policy Account Value
The Policy Account Value is the total amount of value held under the Policy at any time.  It is equal to the sum of the Policy’s values in the Subaccounts, the Guaranteed Account and the Loan Account.  The Policy Account Value minus any applicable Surrender Charge or Additional Surrender Charge is the Cash Surrender Value.
The Policy Account Value and the Cash Surrender Value will reflect the investment performance of the chosen Subaccounts, the crediting of interest for the Guaranteed Account and the Loan Account, any Net Premiums paid, any transfers, any partial withdrawals, any loans, any loan repayments, any loan interest paid, and any charges assessed in connection with the Policy.
Calculation of Policy Account Value.  The Policy Account Value is determined first on the Policy Date and thereafter at the close of each Valuation Day.  On the Policy Date, the Policy Account Value equals the Net Premiums received less any Monthly Deductions on the Policy Date.  On each Valuation day after the Policy Date, the Policy Account Value is:

1.	Policy Account Value in each Subaccount, determined by multiplying the number of units of the Subaccount by the Subaccount’s Unit Value on that date;
2.	Policy Account Value in the Guaranteed Account; plus
3.	Policy Account Value in the Loan Account.
Determination of Number of Units for the Subaccounts.  Allocated Net Premiums or Policy Account Value transferred to a Subaccount are used to purchase units of that Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn.  The number of units of a Subaccount at any time equals the number of units purchased minus the number of units redeemed up to such time.  For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.
Determination of Unit Value.  The unit value of a Subaccount on any Valuation Day is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount on that Valuation Day.
Net Investment Factor.  The Net Investment Factor for each Subaccount measures the investment performance of a Subaccount.  The factor increases to reflect investment income and capital gains, realized and unrealized, for the shares of the underlying Portfolio.  The factor decreases to reflect any capital losses, realized or unrealized, for the shares of the underlying Portfolio as well as the asset charge for mortality and expense risks.
Policy Duration
Policy Lapse.  The Policy will remain in force as long as the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deductions and other charges under the Policy.  When the Net Cash Surrender Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment by the Owner, the Policy may lapse and terminate without value.  Notwithstanding the foregoing, during the first three Policy Years the Policy will not lapse if the Minimum Guarantee Premium has been paid.
The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by PLACA indicating that the Grace Period has begun.  Thus, the Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period.  To prevent lapse, the Owner must, during the Grace Period, make a premium payment equal to three Monthly Deductions.  The notice sent by PLACA will specify the payment required the keep the Policy in force.
Reinstatement.  A Policy that lapses may be reinstated at any time within three years (or longer period required in a particular state) after the expiration of the Grace Period and before the Final Policy Date by submitting evidence of the Insured’s insurability satisfactory to PLACA and payment of an amount sufficient to keep the Policy in force for at least three months following the date that the reinstatement application is approved.  Upon reinstatement, the Policy Account Value is based upon the premium paid to reinstate the Policy.  A reinstated Policy has the same Policy Date as it had prior to the lapse.

Transfers of Policy Account Value
Transfers.  The Owner may transfer the Policy Account Value between and among the Subaccounts and the Guaranteed Account by making a transfer request to PLACA.  The amount transferred must be at least $1,000, unless the total value in an account is less than $1,000, in which case the entire amount may be transferred.
After 12 transfers have been made in any Policy Year, a $25 transfer charge will be deducted from each transfer during the remainder of such Policy Year.  All transfers included in each telephone, fax, e-mail, or written request are treated as one transfer.  Transfers (other than transfers from Guaranteed Account Value) are made as of the date PLACA receives a written request at its Service Center.  Transfers resulting from Policy loans, the exercise of exchange privileges, and the reallocation from the Money Market Subaccount following the 15-day period after the Issue Date, Dollar-Cost Averaging and Automatic Asset Rebalancing, are not subject to a transfer charge and do not count as one of the 12 “free” transfers in any Policy Year.  Under present law, transfers are not taxable transactions.
Excessive trading (including short-term “market timing” trading) may adversely affect the performance of the Subaccounts.  If a pattern of excessive trading by an Owner or the Owner’s agent develops, PLACA reserves the right not to process the transfer request.  If a transfer request is not processed, it will not be countered as a transfer for purposes of determining the number of free transfers executed.
Special Transfer Right.  During the first two years following the Issue Date, the Owner may, on one occasion, transfer the entire Policy Account Value in the Subaccounts to the Guaranteed Account without a transfer charge and without such transfer counting toward the twelve transfers permitted without charge during a Policy Year.
Conversion Privilege for Increase in Face Amount.  During the first two years following an increase in Face Amount, the Owner may, on one occasion, without evidence of insurability, exchange the amount of the increase in Face Amount for a fixed-benefit permanent life insurance policy.  Such an exchange may, however, have federal income tax consequences.  (See “Tax Treatment of Policy Benefits.”)  Premiums under this new policy will be based on the Sex, Attained Age and Premium Class of the Insured on the effective date of the increase in the Face Amount of the Policy.  The new policy will have the same Face Amount and Issue Date as the amount and effective date of the increase.  PLACA will refund the monthly deductions for the increase made on each Policy Processing Day between the effective date of the increase to the date of conversion and the expense charge for such increase.
Transfer Right for Change in Investment Policy of a Subaccount.  If the investment policy of a Subaccount is materially changed, the Owner may transfer the portion of the Policy Account Value in such Subaccount to another Subaccount or to the Guaranteed Account without a transfer charge and without having such transfer count toward the twelve transfers permitted without charge during a Policy Year.
Automatic Asset Rebalancing.  Automatic asset rebalancing is a feature which, if elected, authorizes periodic transfers of Policy Account Values between the Subaccounts in order to maintain the allocation of such values in percentages that match the then current premium allocation percentages.  Election of this feature may be made in the application or at any time after the policy is issued by properly completing the election form and returning it to PLACA.  The election may be revoked at any time.  Rebalancing may be done quarterly or annually.  Rebalancing terminates when the total value in the subaccounts is less than $1,000; a transfer is made; a change is made to the current premium allocation instructions; or PLACA receives a written request to terminate the program.  PLACA reserves the right to suspend automatic asset rebalancing at any time, for any class of Policies, for any reason.
Dollar-Cost Averaging.  Dollar-Cost Averaging is a program which, if elected, enables the Owner to systematically and automatically transfer, on a monthly basis, specified dollar amounts from any selected Subaccount to any other Subaccount or the Guaranteed Account.  Transfers may not come from the Guaranteed Account.  By allocating on a regularly scheduled basis as opposed to the allocating the total amount at one particular time, an Owner may be less susceptible to the impact of short term market fluctuations.  PLACA, however, makes no guarantee that Dollar-Cost Averaging will result in a profit or protect against loss.
Dollar-Cost Averaging may be elected for a period of 6, 12, 18, 24, 30 or 36 months.  To qualify for Dollar-Cost Averaging, the following minimum amount of Policy Account Value must be allocated to a Subaccount: 6 months - $3,000; 12 months - $6,000; 18 months - $9,000; 24 months - $12,000; 30 months - $15,000; 36 months - $18,000.  At least $500 must be transferred from the Subaccount each month.  The amount required to be allocated to the Subaccount can be made from an initial or subsequent investment or by transferring amounts into the Subaccount from the other Subaccounts or from the Guaranteed Account (See “Transfers from Guaranteed Account.”).  Each monthly transfer is split among the Subaccounts or the Guaranteed Account based upon the percentage elected.  Dollar-Cost Averaging may not be elected if Automatic Asset Rebalancing has been elected or if a policy loan is outstanding.
Dollar-Cost Averaging may be elected in the application or by completing an election form and returning it to PLACA by the beginning of the month.  When an election form is received, Dollar-Cost Averaging will commence on the first Policy Processing Day after the later of (a) the Policy Date; (b) the 15-day period when premiums are allocated to the Money Market Subaccount in certain states; and (c) when the Subaccount value equals or exceeds the greater of the minimum amount stated above and the amount of the first monthly transfer.
Once Dollar-Cost Averaging transfers have commenced, they occur monthly on the Policy Processing Day until the specified number of transfers has been completed, or (a) a policy loan is requested, (b) the policy goes into the grace period, or (c) there is insufficient value in the Subaccount to make the transfer.  The Owner may instruct PLACA in writing to cancel Dollar-Cost Averaging transfers at any time.
Transfers made under the Dollar-Cost Averaging program do not count toward the twelve transfers permitted each Policy Year without imposing the Transfer Charge.  PLACA reserves the right to discontinue offering automatic transfers upon 30 days’ written notice to the Owner.  Written notice will be sent to the Owner confirming each transfer and when the Dollar-Cost Averaging program is terminated.  The Owner and agent are responsible for reviewing the confirmation to verify that the transfers are being made as requested.

Free-Look Privileges
Free-Look for Policy.  The Policy provides for an initial Free-Look Period.  The Owner may cancel the Policy until the latest of: (a) 45 days after Part I of the application for the Policy is signed, (b) 10 days after the Owner receives the Policy and (c) 10 days after PLACA mails the Notice of Withdrawal Right to the Owner.  Upon giving written notice of cancellation and returning the Policy to PLACA’s Service Center, to one of PLACA’s other offices, or to the PLACA representative from whom it was purchased, the Owner will receive a refund equal to the sum of: (i) the Policy Account Value as of the date the returned Policy is received by PLACA at its Service Center or the PLACA representative through whom the Policy was purchased; (ii) any Premium Expense Charges deducted from premiums paid; (iii) any Monthly Deductions charged against the accounts; (iv) any Mortality and Expense Risk charges deducted from the value of the net assets of the Subaccounts; and (v) any advisory fees or other expenses of the Fund.  A refund of all premiums paid is made for Policy’s delivered in states that require such a refund.
Free-Look for Increase in Face Amount.  Any requested increase in Face Amount is also subject to a Free-Look privilege.  The Owner may cancel a requested increase in Face Amount until the latest of: (a) 45 days after the application for the increase is signed; (b) 10 days after the Owner receives the new Policy Schedule pages reflecting the increase; and (c) 10 days after PLACA mails the Notice of Withdrawal Right to the Owner.  Upon requesting cancellation of the increase, an amount equal to all cost of insurance charges attributable to the increase plus the Face Amount Increase Charge will be credited to the accounts in the same proportion as they were deducted, unless the Owner requests a refund of such amount.
Loan Privileges
General.  The Owner may at any time after the Issue Date borrow money from PLACA using the Policy Account Value as the security for the loan.  The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum required in a particular state) but not exceeding the Policy’s Net Cash Surrender Value on the date of the loan.  While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest.
Interest Rate Charged.  Interest is charged on Policy loans at an effective annual rate of 6%.  Interest is due at the end of each Policy Year.  If interest is not paid when due, it is added to the loan balance and bears interest at the same rate, beginning 23 days after the Policy Anniversary.  Unpaid interest is allocated based on the proportion that the Guaranteed Account Value and the Value of the Subaccounts under a Policy bear to the total unloaned Policy Account Value.
Allocation of Loans and Collateral.  The Owner may specify that PLACA transfer the amount of a Policy loan from specific Subaccounts, but may not request that PLACA transfer this amount from the Guaranteed Account.  However, if the Owner does not specify Subaccounts, PLACA will allocate the amount of a Policy loan among the Subaccounts and/or the Guaranteed Account based upon the proportion that the value of the Subaccounts and/or the Guaranteed Account Value bear to the total unloaned Policy Account Value at the time the loan is made.

The collateral for a Policy loan is the loan amount plus accrued interest to the next Policy Anniversary, less interest at an effective annual rate of 4% which is earned to such Policy Anniversary.  PLACA will deduct the collateral for the loan from each account based on the allocation described in the preceding paragraph and transfer this amount to the Loan Account.  The collateral is recalculated: (a) when loan interest is repaid or added to loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made.  A transfer to or from the Loan Account will be made to reflect any recalculation of collateral.  At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.
Interest Credited to Loan Account.  As long as the Policy is in force, PLACA credits the amount in the Loan Account with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law.  The rate will apply to the calendar year which follows the date of determination.  Loan interest credited is transferred to the Subaccounts or the Guaranteed Account: (a) when loan interest is paid added to the loaned amount; (b) when a loan repayment is made; and (c) when a new loan is made.  PLACA currently credits 4% interest annually to the amount in the Loan Account until the policy’s 10th anniversary or until Attained Age 60, whichever is later, and 5.75% annually thereafter.  The tax consequences of a Policy loan after the later of a Policy’s 10th anniversary or Attained Age 60 are less clear.  Owners should consult a tax adviser with respect to such consequences.
Effect of Policy Loan.  Policy loans, whether or not repaid, will have a permanent effect on the Policy Account Value, the Cash Surrender Value, and Net Cash Surrender Value and may permanently affect the Death Benefit under the Policy.  The effect on the Policy Account Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding.  Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate is less than the investment experience of assets held in the Subaccounts and interest credited to the Guaranteed Account.  The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.  The Death Proceeds will be reduced by the amount of any outstanding Policy loan.
Loan Repayments.  An Owner may repay all or part of a Policy loan at any time while the Insured is alive and the Policy is in force.  Unless prohibited by a particular state, PLACA will assume that any payments made while there is an outstanding loan is a loan repayment, unless it receives written instructions that the payment is a premium payment.  Repayments up to the amount of the outstanding loan is allocated to the accounts based on the amount of the outstanding loan allocated to each account as of the date of repayment; any replacement in excess of the amount of the outstanding loan will be allocated to the accounts based on the amount of interest due on the portion of the outstanding loan allocated to each account.  For this purpose, the amount of the interest due is determined as of the next Policy Anniversary.  Failure to repay a loan or to pay loan interest will not cause the Policy to lapse unless the Net Cash Surrender Value on the Policy Processing Day is less than the monthly deduction due.  (See “Policy Duration.”)
Tax Considerations.  Any loans taken from a Modified Endowment Contract will be treated as a taxable distribution.  In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income.  (See “Distributions from Policies

Classified as Modified Endowment Contracts.”)  Depending upon the investment performance of the Subaccounts and the amounts borrowed, loans may cause the Policy to lapse.  If the Policy is not a Modified Endowment Contract, lapse of the Policy with outstanding loans may result in adverse tax consequences.  (See “Tax Treatment of Policy Benefits.”)
Surrender Privilege
At any time before the earlier of the death of the Insured and the Final Policy Date, the Owner may surrender the Policy for its Net Cash Surrender Value.  The Net Cash Surrender Value is determined by PLACA as of the date it receives, at its Service Center, a surrender request signed by the Owner.  Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request to PLACA at the Service Center.  A surrender may have adverse federal income tax consequences.  (See “Tax Treatment of Policy Benefits.”)
Partial Withdrawal Privilege
After the first Policy Year, at any time before the earlier of the death of the Insured and the Final Policy Date, the Owner may withdraw a portion of the Policy’s Net Cash Surrender Value.  The minimum amount which may be withdrawn is $1,500.  A withdrawal charge will be deducted from the Policy Account Value.  A partial withdrawal will not result in the imposition of the surrender charges.
The Owner may specify that PLACA allocate the withdrawn amount and withdrawal charge from specific Subaccounts but may not request that PLACA allocated this amount from the Guaranteed Account.  If the Owner does not specify any Subaccounts, the withdrawn amount and withdrawal charge will be allocated based on the proportion that the Policy Account Value in the Subaccounts and the Guaranteed Account Value bear to the total unloaned Policy Account Value.
The effect of a partial withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Death Benefit is based on the applicable percentage of Policy Account Value.  (See “Death Benefit Options.”)
Option A.  The effect of a partial withdrawal on the Face Amount and Death Benefit under Option A can be described as follows:
If the Death Benefit equals the Face Amount, a partial withdrawal will reduce the Face Amount and the Death Benefit by the amount of the partial withdrawal.
For the purposes of this illustration (and the following illustrations of partial withdrawals), assume that the Attained Age of the Insured is under 40 and there is no indebtedness.  The applicable percentage is 250% for an Insured with an Attained Age under 40.
Under Option A, a contract with a Face Amount of $300,000 and a Policy Account Value of $30,000 will have a Death Benefit of $300,000.  Assume that the policyowner takes a partial withdrawal of $10,000.  The partial withdrawal will reduce the Policy Account Value to $19,975 ($30,000 - $10,000 - $25) and the Death Benefit and Face Amount to $290,000 ($300,000 - $10,000).

If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, the Face Amount will be reduced by an amount equal to the amount of the partial withdrawal.  The Death Benefit will be reduced to equal the greater of (a) the Face Amount after the partial withdrawal, and (b) the applicable percentage of the Policy Account Value after deducting the amount of the partial withdrawal and expense charge.
Under Option A, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000.  Assume that the policyowner takes a partial withdrawal of $49,975.  The partial withdrawal will reduce the Policy Account Value to $250,000 ($300,000 - $49,975 - $25) and the Face Amount to $250,025 ($300,000 - $49,975).  The Death Benefit is greater of (a) the Face Amount of $250,025 and (b) the applicable percentage of the Policy Account Value $625,000 ($250,000 x 2.5).  Therefore, the Death Benefit will be $625,000.
Any decrease in Face Amount due to a partial withdrawal will first reduce the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Initial Face Amount.
Option B.  The Face Amount will never be decreased by a partial withdrawal.  A partial withdrawal will, however, always decrease the Death Benefit.
If the Death Benefit equals the Face Amount plus the Policy Account Value, a partial withdrawal will reduce the Policy Account Value by the amount of the partial withdrawal and expense charge and thus the Death Benefit will also be reduced by the amount of the partial withdrawal and the expense charge.
Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $90,000 will have a Death Benefit of $390,000 ($300,000 + $90,000).  Assume the policyowner takes a partial withdrawal of $20,000.  The partial withdrawal will reduce the Policy Account Value to $69,975 ($90,000 - $20,000 - $25) and the Death Benefit to $369,975 ($300,000 + $69,975).  The Face Amount is unchanged.
If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, The Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Policy Account Value after deducting the partial withdrawal and expense charge and (b) the applicable percentage of Policy Account Value after deducting the amount of the partial withdrawal and the expense charge.
Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000 ($300,000 x 2.5).  Assume the policyowner takes a partial withdrawal of $149,975.  The partial withdrawal will reduce the Policy Account Value to $150,000 ($300,000 - $149,975 - $25) and the Death Benefit to the greater of (a) the Face Amount plus the Policy Account Value $450,000 ($300,000 + $150,000) and (b) the Death Benefit based on the applicable percentage of the Policy Account Value $375,000 ($150,000 x 2.5).  Therefore, the Death Benefit will be $450,000.  The Face Amount is unchanged.

Because a partial withdrawal can affect the Face Amount and the Death Benefit as described above, a partial withdrawal may also affect the Net Amount at Risk which is used to calculate the cost of insurance charge under the Policy.  (See “Cost of Insurance.”)  A request for partial withdrawal may not be allowed if, or to the extent that, such withdrawal would reduce the Face Amount below the Minimum Face Amount for the Policy.  Also, if a partial withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, PLACA will not allow such partial withdrawal.
A partial withdrawal of Net Cash Surrender Value may have federal income tax consequences.  (See “Tax Treatment of Policy Benefits.”)
Accelerated Death Benefit
Owners residing in states that have approved the Accelerated Death Benefit rider (the “ADB rider”) may generally elect to add it to their Policy at any time, subject to PLACA receiving satisfactory additional evidence of insurability.  The ADB rider is not yet available in all states and the terms under which it is available may vary from state-to-state.  There is no assurance that the ADB rider will be approved in all states or that it will be approved under the terms described herein.
The ADB rider permits the Owner to receive, at his or her request and upon approval by PLACA, an accelerated payment of part of the Policy’s Death Benefit generally when the Insured develops a non-correctible medical condition which is expected to result in his or her death within 12 months.  For Owners who elected the ADB rider prior to November 13, 2001 (or such other date pursuant to state availability), the ADB rider also permits the Owner to receive this accelerated payment if the Insured has been confined to a Nursing Care Facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.
There is no charge for adding the ADB rider to a Policy.  However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid.
Tax  Consequences of the ADB Rider.  The federal income tax consequences associated with adding the ADB rider or receiving the accelerated death benefit are uncertain.  Accordingly, Owners should consult a tax adviser before adding the ADB rider to a Policy or requesting an accelerated death benefit.
Amount of the Accelerated Death Benefit.  The ADB rider provides for a minimum accelerated death benefit payment of $10,000 and a maximum benefit payment equal to 75% of the Eligible Death Benefit less 25% of any outstanding policy loans and accrued interest.  The ADB rider also restricts the total of the accelerated death benefits paid from all life insurance policies issued to an Owner by PLACA and its subsidiaries to $250,000.  This $250,000 maximum may be increased, as provided in the ADB rider, to reflect inflation.
The term Eligible Death Benefit under the ADB rider means: the Insurance Proceeds payable under a Policy if the Insured died at the time a claim for an accelerated death benefit is approved by PLACA, minus:

1.	any Premium Refund payable at death if the Insured died at such time; and
2.	any insurance payable under the terms of any other rider attached to a Policy.
An Owner must submit written notice to request the accelerated death benefit.  The Owner may only request the accelerated death benefit once, except additional accelerated death benefits may be requested to pay premiums and policy loan interest.  There are no restrictions on the Owner’s use of the benefit.  An Owner may elect to receive the accelerated death benefit payment as a lump sum or in 12 or 24 equal monthly installments.  If installments are elected and the Insured dies before all of the payments have been made, the present value (at the time of the Insured’s death) of the remaining payments and the remaining Insurance Proceeds under the Policy will be paid to the Beneficiary in a lump sum.
Conditions for Receipt of the Accelerated Death Benefit.  In order to receive an accelerated death benefit payment, a Policy must be in force other than as Extended Term Insurance and an Owner must submit due proof of eligibility and a completed claim form to PLACA at its Home Office.  Due proof of eligibility means a written certification (described more fully in the ADB rider) in a form acceptable to PLACA, from treating physician stating that the Insured has a Terminal Illness or, if applicable, is expected to be permanently confined to a Nursing Care Facility.
PLACA may request additional medical information from an Owner’s physician and/or may require an independent physical examination (at its expense) before approving the claim for payment of the accelerated death benefit.  PLACA will not approve a claim for an accelerated death benefit payment if a Policy is assigned in whole or in part, if the Terminal Illness or Permanent Confinement is the result of Intentionally self-inflicted injury or if the Owner is required to elect it in order to meet the claims of creditors or to obtain a government benefit.
Operation of the ADB Rider.  The accelerated death benefit is made in the form of a policy loan up to the amount of the maximum loan available under a Policy at the time the claim is approved, resulting in a policy loan being made in the amount of the requested benefit.  This policy loan operates as would any loan under the Policy.
To the extent that the amount of the requested accelerated death benefit exceeds the maximum available loan amount, the benefit will be advanced to the Owner and a lien will be placed on the Death Benefit payable under the Policy (the “death benefit lien”) in the amount of this advance.  Interest will accrue daily, at a rate determined as described in the ADB rider, on the amount of this advance and upon the death of the Insured the amount of the advance and accrued interest thereon will be subtracted from the amount of Insurance Proceeds.
Effect on Existing Policy.  The Insurance Proceeds otherwise payable under a Policy at the time of an Insured’s death will be reduced by the amount of any death benefit lien and accrued interest thereon.  In addition, if the Owner makes a request for a surrender, a policy loan or a withdrawal, the Policy’s Net Cash Surrender Value and Loan Value will be reduced by the amount of any outstanding death benefit lien plus accrued interest.  Therefore, depending upon the size of the death benefit lien, this may result in the Net Cash Surrender Value and the Loan Value being reduced to zero.

Premiums and policy loan interest must be paid when due.  However, if requested with the accelerated death benefit claim, future Periodic Planned Premiums and policy loan interest may be paid automatically through additional accelerated death benefits.
In addition to lapse under the applicable provisions of the Policy, a Policy will also terminate on any Policy Anniversary when the death benefit lien exceeds the Insurance Proceeds at Death.
Long-Term Care Benefit
PLACA offers the following three long-term care benefit riders:
•	Long-Term Care Acceleration Benefit Rider (“LTC Acceleration Rider”)
•	Long-Term Care Waiver Benefit Rider (“LTC Waiver Rider”)
•	Long-Term Care Extended Insurance Benefit Rider (“LTC Extended Rider”)
If the Owner elects to add the LTC Acceleration Rider to the Policy, the Owner must also add the LTC Waiver Rider, while the Owner may also add the LTC Extended Rider.  The Owner cannot elect to add either the LTC Waiver Rider or the LTC Extended Rider alone.
The riders have conditions that may affect other rights and benefits that the Owner has under the Policy.  For example, PLACA restricts the ability of the Owner to allocate premiums and Policy Account Value to the Separate Account while benefits are being paid.  In addition, each rider imposes a separate monthly charge that will be deducted from the Policy Account Value as part of the Monthly Deduction.
Owners residing in states that have approved the Long-Term Care Benefit riders may generally elect to add them to their Policy at any time, subject to PLACA receiving satisfactory additional evidence of insurability and increasing the Face Amount.  The Long-Term Care Benefit riders are not yet available in all states and the terms under which they are available may vary from state-to-state.  There is no assurance that the Long-Term Care Benefit riders will be approved in all states or that they will be approved under the terms described herein.
These riders may not cover all of the long-term care expenses incurred by the Insured during the period of coverage.  Each rider contains specific details that the Owner should review before adding the rider to the Policy.  The Owner should consult a tax adviser before adding the LTC Acceleration Rider or the LTC Extended Rider to the Policy.
1.           Long-Term Care Acceleration Benefit Rider
Operation of the Long-Term Care Acceleration Benefit Rider.  The LTC Acceleration Rider provides for periodic payments to the Owner of a portion of the Death Benefit if the Insured becomes “chronically ill” so that the Insured:
(1)	Is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity, or
(2)	Requires substantial supervision to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

Benefits under this rider will not begin until PLACA receives proof that the Insured is chronically ill and 90 calendar days have elapsed since receiving “qualified long-term care service” as defined in the rider, while the Policy was in force (the “elimination period”).  The Owner must continue to submit periodic evidence of the Insured’s continued eligibility for rider benefits.
PLACA determines a maximum amount of Death Benefit that PLACA will pay for each month of qualification.  This amount, called the “Maximum Monthly Benefit,” is the acceleration death benefit, as defined in the rider, divided by the minimum months of acceleration benefits stated in the Policy schedule.  The actual amount of any benefit is based on the expense incurred by the Insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month.  Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit.  Expenses incurred during the elimination period, however, are excluded from any determination of a benefit.
Each benefit payment reduces the remaining Death Benefit under the Policy, and causes a proportionate reduction in the Face Amount, Policy Account Value, and Surrender Charge.  If the Owner has a Policy loan, PLACA will use a portion of each benefit to repay indebtedness.  PLACA will recalculate the Maximum Monthly Benefit if the Owner makes a partial withdrawal of Policy Account Value, and for other events described in the rider.
Restrictions on Other Rights and Benefits.  Before PLACA begins paying any benefits, PLACA will transfer all Policy Account Value from the Separate Account to the Guaranteed Account.  In addition, the Owner will not be permitted to transfer Policy Account Value or allocate any additional premiums to the Separate Account while rider benefits are being paid.  The Owner’s participation in any of the automatic investment plans (such as Dollar-Cost Averaging) will also be suspended during this period.  If the Death Benefit on the Policy is Option B, PLACA will change it to Option A.
If the Insured no longer qualifies for rider benefits, is not chronically ill, and the Policy remains in force, the Owner will be permitted to allocate new premiums or transfer existing Policy Account Value to the Separate Account, and to change the Death Benefit Option.  PLACA will waive restrictions on transfers from the Guaranteed Account to the Separate Account in connection with such transfers.
Charges for the Rider.  The LTC Acceleration Rider imposes a monthly charge on the Net Amount at Risk under the Policy.  This charge is at a rate that varies based on the age and sex of the Insured, and increases annually as the Insured ages.  PLACA may increase the rates for this charge on a class basis.  Once PLACA beings to pay benefits, the LTC Acceleration Rider waives this charge until the Insured no longer qualifies for rider benefits and is not chronically ill.
Termination of the Rider.  The rider will terminate when the acceleration death benefit is zero, the Policy terminates, or the Owner requests to terminate the rider.
2.           Long-Term Care Waiver Benefit Rider
Operation of the Long-Term Care Waiver Benefit Rider.  After the elimination period noted above, the LTC Waiver Rider provides for the payment of monthly premiums (equal on an annual basis to the Minimum Annual Premium specified on the Policy schedule) up to the date specified in the Policy schedule, and the waiver of Monthly Deductions after that date.  This rider also provides a residual death benefit.  The LTC Wavier Rider is nonseverable from the LTC Acceleration Rider.
Charges for the Rider.  The LTC Wavier Rider imposes a monthly charge on the Net Amount at Risk under the Policy.  This charge is at a rate that varies based on the age and sex of the Insured, and increases annually as the Insured ages.
Termination of the Rider.  The LTC Waiver Rider will terminate when the Policy terminates (other than as a result of the complete payment of the Death Benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the Death Benefit through acceleration payments), or on the Policy Anniversary when the Insured’s Attained Age is 100.
3.           Long-Term Care Extended Insurance Benefit Rider
Operation of the Long-Term Care Extended Insurance Benefit Rider.  Following the full payment of the acceleration death benefit provided under the LTC Acceleration Rider, the LTC Extended Rider provides for periodic reimbursements of expenses incurred for qualified long-term care services, as defined in the rider.  There is no new elimination period under this rider if benefits are continuous.  The Owner must continue to submit periodic evidence of the Insured’s eligibility for rider benefits.
PLACA determines a maximum amount of benefit that PLACA will pay for each month of qualification.  This amount, called the “Maximum Monthly Benefit,” is the rider coverage amount divided by the minimum months of acceleration benefits shown on the Policy schedule.  The actual amount of any benefit is based on the expense incurred by the Insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month.  Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit.  The LTC Extended Rider also offers an optional nonforfeiture benefit and an optional inflation benefit.
Charges for the Rider.  The LTC Extended Rider imposes a monthly charge on the coverage amount of the rider.  This charge is level for the duration of the rider and based on the age of the Insured when the rider is issued.  If the Owner increases the rider coverage amount, a new charge based on the age of the Insured at that time will apply to the increase.  PLACA may increase the rates for this charge on a class basis.  Once PLACA begins to pay benefits under the LTC Acceleration Rider, PLACA waives this charge until the Insured no longer qualifies for benefits under the LTC Acceleration Rider or the LTC Extended Rider and is not chronically ill.
Termination of the Rider.  The LTC Extended Rider will terminate when benefits under the rider have been fully paid, when the Policy terminates (other than as a result of the complete payment of the Death Benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the Death Benefit through acceleration payments), or the Owner requests to terminate the rider.
4.           Tax Consequences Associated with the Long-Term Care Benefit Riders
PLACA believes that benefits payable under the LTC Acceleration Rider, LTC Waiver Rider and the LTC Extended Rider should be excludable from gross income under the Code.  The exclusion of the

LTC Acceleration Rider and the LTC Extended Rider benefit payments from taxable income, however, is contingent on each rider meeting specific requirements under the Code.  While guidance is limited, PLACA believes that the LTC Acceleration and the LTC Extended Riders should each satisfy these requirements.
The Owner will be deemed to have received a distribution for tax purposes each time a deduction is made from the Policy Account Value to pay charges for the LTC Acceleration Rider on the LTC Extended Rider.  The distribution will generally be taxed in the same manner as any other distribution under the Policy.  See “Federal Income Tax Considerations” for a discussion of the taxation of distributions.  In addition, the implications to the Policy’s continued qualification as a life insurance contract for Federal tax purposes due to any reductions in Death Benefits under the Policy resulting from a benefit payment under the LTC Acceleration Rider are unclear and a tax adviser should be consulted.
Charges and Deductions
Charges will be deducted in connection with the Policy to compensate PLACA for (a) providing the insurance benefits set forth in the Policy; (b) administering the Policy; (c) assuming certain risks in connection with the Policy; and (d) incurring expenses in distributing the Policy.  In the event that there are any profits from fees and charges deducted under the Policy, including but not limited to mortality and expense risk charges, such profits could be used to finance the distribution of the contracts.
Premium Expense Charge
Prior to allocation of Net Premiums, premiums paid are reduced by a Premium Expense Charge which consists of:
Premium Tax Charge.  Various states and some of their subdivisions impose a tax on premiums received by insurance companies.  Premium taxes vary from state to state but range from 0% to 4%.  A deduction of a percentage of the premium will be made from each premium payment.  The applicable percentage will be based on the rate for the Insured’s residence.  No premium tax charge is deducted in jurisdictions that impose no premium tax.
Percent of Premium Sales Charge.  A 2% of premium charge will be deducted from each premium payment to partially compensate PLACA for the cost of selling the Policy.  Currently, PLACA deducts the percent of premium sales charge from each premium payment until the cumulative amount deducted equals PLACA’s current maximum premium sales charge.  The current maximum sales charge is equal to 20% of one Target Premium established at issue.  The Target Premium varies by Issue Age and Sex of the Insured and the Policy’s Face Amount at issue.  However, if an Owner increases the Face Amount, PLACA will establish a new maximum amount corresponding to the amount of the increase.  Premium payments made on or after the effective date of the increase are allocated between the Initial Face Amount and the increase using the ratio of the Guideline Annual Premiums as described under Surrender Charge.  However, PLACA reserves the right to deduct the entire 2% charge from each premium payment at any time during the life of the policy.
Federal Tax Charge.  PLACA will deduct 1.25% from each premium payment to cover the cost of federal taxes resulting from its receipt of such premium payment under the Policy.  Section 848 of the

Code ties PLACA’s corporate tax liability (i.e., “tax burden”), in part, to the receipt of such premium payments.  PLACA represents that this charge is reasonable in relation to its increased tax burden under Section 848 of the Code.  In addition, PLACA reserves the right to change the amount of this charge if the applicable federal tax law changes PLACA’s tax burden.
Surrender Charges
A Surrender Charge, which consists of a Deferred Administrative Charge and a Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time before the end of the 10th Policy Year.  A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 10th Policy Year.  An Additional Surrender Charge, which is an Additional Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time within 10 years after the effective date of an increase in Face Amount.  A portion of an Additional Surrender Charge also is deducted if the related increment of Face Amount is decreased within 10 years after such increase took effect.
These surrender charges are designed partially to compensate PLACA for the cost of administering, issuing and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records and Policy issue.  PLACA does not expect the surrender charges to cover all of these costs.  To the extent that they do not, PLACA will cover the short-fall from its general account assets, which may include profits from mortality and expense risk charge and cost of insurance charge.
Deferred Administrative Charge.  The Deferred Administrative Charge is as follows:
	Charge per $1,000 Face Amount
	Issue Ages
Policy Year	1-5	15	25	35-80
1-6	$2.00	$3.00	$4.00	$5.00
7	1.60	2.40	3.20	4.00
8	1.20	1.80	2.40	3.00
9	0.80	1.20	1.60	2.00
10	0.40	0.60	0.80	1.00
11	0	0	0	0

For Issue Ages not shown, the charge increase pro rata for each full year.
Deferred Sales Charge.  The Deferred Sales Charge will not exceed the Maximum Deferred Sales Charges specified in the Policy.  During Policy Years 1 through 6, this maximum equals 60% of the Target Premium for the Initial Face Amount.  It equals 48% of that premium during Policy Year 7, 36% during Policy Year 8, 24% during Policy Year 9, 12% during Policy Year 10, and 0% during Policy Years 11 and later.  The Deferred Sales Charge actually imposed will equal the lesser of this maximum and an amount equal to 28% of all premiums actually received during the first Policy Year up to on Target Premium plus 7% of all other premiums paid to the date of surrender or lapse, less any Deferred Sales Charge previously paid at the time of a prior decrease in Face Amount.

Additional Deferred Sales Charge.  An Additional Deferred Sales Charge is associated with each increase in Face Amount.  Each Additional Deferred Sales Charge is calculated in a manner similar to the Deferred Sales Charge associated with the Initial Face Amount.  The Maximum Additional Deferred Sales Charge for an increase in Face Amount is 60% of the Target Premium for that increase.  This maximum remains level for six years following the effective date of an increase.  It equals 48% of that premium during the seventh year, and declines by 12% per year to 0% by the beginning of the 11th year after the effective date of the increase.  The Additional Deferred Sales Charge actually deducted is the lesser of this maximum and 28% of premiums received up to the first Target Premium for that increase, during the first twelve months after an increase and 7% of all premiums attributable to that increase thereafter, less any Additional Deferred Sales Charge for such increase previously paid at the time of a decrease in Face Amount.
Allocation of Policy Account Value and Subsequent Premium Payments.  A special method is used to allocate a portion of the existing Policy Account Value to an increase in Face Amount and to allocate subsequent premium payments between the Initial Face Amount and the increase.  The Policy Account Value is allocated according to the ratio between the Guideline Annual Premium for the Initial Face Amount and the Guideline Annual Premium for the total Face Amount on the effective date of the increase before any deductions are made.  For example, if the Guideline Annual Premium is equal to $4,500 before an increase and is equal to $6,000 after an increase, the Policy Account Value on the effective date of the increase would be allocated 75% ($4,500/$6,000) to the Initial Face Amount and 25% to the increase.  Premium payments made on or after the effective date of the increase are allocated between the Initial Face Amount and the increase using the same ratio as is used to allocate the Policy Account Value.  In the event that there is more than one increase in Face Amount, Guideline Annual Premiums for each increment of Face Amount are used to allocate Policy Account Values and subsequent premium payments among the various increments of Face Amounts.
Surrender Charge Upon Decrease in Face Amount.  A surrender charge may be deducted on a decrease in Face Amount.  In the event of a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy.  If there have been no increases in Face Amount, the fraction will be determined by dividing the amount of the decrease by the current Face Amount and multiplying the result by the Surrender Charge.  If more than one Surrender Charge is in effect (i.e., pursuant to one or more increases in Face Amount), the surrender charge will be applied in the following order: (1) the most recent increase followed by (2) the next most recent increases, successively, and (3) the Initial Face Amount.  Where a decrease causes a partial reduction in an increase or in the Initial Face Amount, a proportionate share of the Surrender Charge for that increase or for the Initial Face Amount will be deducted.
Allocation of Surrender Charges.  The Surrender Charge and any Additional Surrender Charge will be deducted from the Policy Account Value.  For surrender charges resulting from Face Amount decreases, that part of any such surrender charge will reduce the Policy Account Value and will be allocated among the accounts based on the proportion that the value in each of the Subaccounts and the Guaranteed Account Value bear to the total unloaned Policy Account Value.

Monthly Deductions
Charges will be deducted from the Policy Account Value on the Policy Date and on each Policy Processing Day to compensate PLACA for administrative expenses and for the insurance coverage provided by the Policy.  The Monthly Deduction consists of three components – (a) the cost of insurance, (b) monthly administrative charges, and (c) the cost of any additional benefits provided by rider.  Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction may vary in amount from month to month.  The Monthly Deduction is deducted from the Subaccounts and the Guaranteed Account in accordance with the allocation percentages for Monthly Deductions chosen by the Owner at the time of application, or as later changed by PLACA pursuant to the Owner’s written request.  If PLACA cannot make a monthly deduction on the basis of the allocation schedule then in effect, PLACA makes the deduction based on the proportion that the Owner’s Guaranteed Account Value and the value in the Owner’s Subaccounts bear to the total unloaned Policy Account Value.
Cost of Insurance.  Because the cost of insurance depends upon several variables, the cost for each Policy Month can vary.  PLACA will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month.
The Net Amount at Risk on any Policy Processing Day is the amount by which the Death Benefit exceeds the Policy Account Value.  The Net Amount at Risk is determined separately for the Initial Face Amount and increases in Face Amount.  In determining the Net Amount at Risk for each increment of Face Amount, the Policy Account Value is first considered part of the Initial Face Amount.  If the Policy Account Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.
A cost of insurance is also determined separately for the Initial Face Amount and any increases in Face Amount.  In calculating the cost of insurance charge, the rate for the Premium Class on the Policy Date is applied to the Net Amount at Risk for the Initial Face Amount.  For each increase in Face Amount, the rate for the Premium Class applicable to the increase is used.  If, however, the Death Benefit is calculated as the Policy Account Value times the specified percentage, the rate for the Premium Class for the most recent Face Amount Increase will be used for the amount of the Death Benefit in excess of the total Face Amount.
Any change in the Net Amount at Risk will affect the total Cost of Insurance Charges paid by the Owner.  PLACA expects to profit from Cost of Insurance Charges and may use these profits for any lawful purpose including covering distribution expenses.
Cost of Insurance Rate.  The cost of insurance rate is based on the Attained Age, Sex, Premium Class of each Insured and Duration.  The actual monthly cost on insurance rates will be based on PLACA’s expectations as to future mortality and expense experience.  They will not, however, be greater than the guaranteed maximum cost of insurance rates set forth in the Policy.  These guaranteed maximum rates are based on the Insured’s Attained Age, Sex, Premium Class and the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Table.  For Policies issued in states which require “unisex”

policies (currently Montana) or in conjunction with employee benefit plans, the maximum Cost of Insurance Charge depends only on the Insured’s Age, Premium Class and the 1980 Commissioners Standard Ordinary Mortality Table NB and SB.  Any change in the cost of insurance rates will apply to all persons of the same Attained Age, Sex, and Premium Class and Duration.
Premium Class.  The Premium Class of the Insured will affect the cost of insurance rates.  PLACA currently places Insureds into standard classes and classes with extra ratings, which reflect higher mortality risks.  In an otherwise identical Policy, an Insured in the standard class will have a lower cost of insurance than an Insured in a class with extra ratings.  The standard Premium Class is divided into three categories: smoker, nonsmoker and preferred.  The preferred Premium Class is only available if the Face Amount equals or exceeds $100,000.  Nonsmoking insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class.  Preferred Insureds will generally incur lower cost of insurance rates than Insureds who are classified as nonsmokers.
Since the nonsmoker designation is not available for Insureds under Attained Age 21, shortly before an Insured attains age 21, PLACA may notify the Insured about possible classification as a nonsmoker.  If the Insured does not qualify as a nonsmoker or does not respond to the notification, cost of insurance rates will remain as show in the Policy.  However, if the insured does respond to the notification and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.
Monthly Administrative Charges.  A Monthly Administrative Charge (presently $7.50) is deducted from the Policy Account Value on the Policy Date and each Policy Processing Day as part of the Monthly Deduction.  This charge may be increased, but in no event will it be greater than $12 per month.  This charge is intended to reimburse PLACA for ordinary administrative expenses expected to be incurred, including record keeping, processing claims and certain Policy changes, preparing and mailing reports, and overhead costs.
Additional Benefit Charges.  The Monthly Deduction will include charges for any additional benefits added to the Policy.  The monthly charges will be specified in the applicable rider.
Face Amount Increase Charge
If the Face Amount is increased, an increase charge will be deducted from the Policy Account Value on the effective date of such increase.  This charge, equal to $100 plus $1.00 per $1,000 of Face Amount increase, will be deducted from the accounts based on the allocation schedule for Monthly Deductions in effect at such time.  This charge may be increased, but in no event will it be greater than $100 plus $3.00 per $1,000 Face Amount increase.  This charge is intended to reimburse PLACA for administrative expenses in connection with the Face Amount increase, including medical exams, review of the application for the increase, underwriting decisions and processing of the application, and changing Policy records and the Policy.
Partial Withdrawal Charge
A charge of $25 will be deducted from the Policy Account Value for each partial withdrawal of Net Cash Surrender Value.  This charge is intended to compensate PLACA for the administrative costs in effecting the requested payment and in making all calculations which may be required by reason of the partial withdrawal.
Transfer Charge
After twelve transfers have been made in any Policy year, a transfer charge of $25 will be deducted for each transfer during the remainder of such Policy Year to compensate PLACA for the costs of processing such transfers.
The transfer charge will be deducted from the amount being transferred.  The transfer charge will not apply to transfers resulting from Policy loans, Automatic Asset Rebalancing, Dollar-Cost Averaging the exercise of special transfer rights and the initial reallocation of account values from the Money Market Subaccount to other Subaccounts.  These transfers will not count against the twelve free transfers in any Policy Year.
Mortality and Expense Risk Charge
A daily charge will be deducted from the value of the net assets of the Separate Account to compensate PLACA for mortality and expense risks assumed in connection with the Policy.  This charge will be deducted at an annual rate of 0.65% (or a daily rate of 0.001781%) of the average daily net assets of each Subaccount.  This charge may be increased, but in no event will it be greater than an annual rate of 0.90% of the average daily net assets of the Separate Account.  The mortality risk assumed by PLACA is that Insureds may live for a shorter time than projected and, therefore, greater death benefits than expected will be paid in relation to the amount of premiums received.  The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policy.
If the Mortality and Expense Risk Charge proves insufficient, PLACA will provide for all death benefits and expenses and any loss will be borne by PLACA.  Conversely, PLACA will realize a gain from this charge to the extent all money collected from this charge is not needed to provide for benefits and expenses under the Policies.
Other Charges
The Subaccounts purchase shares of the Funds at net asset value.  The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds’ Portfolios.  The fees and expenses for the Funds and their Portfolios are described briefly in connection with a general description of each Fund.  More detailed information is contained in the Funds’ Prospectuses which are attached to or accompany this Prospectus.
Charge Discounts for Sales to Certain Policies
The Policy is available for purchase by individuals, corporations, and other groups.  PLACA may reduce or waive certain charges (such as the Premium Expense Charge, Surrender Charge, Monthly Administration Charge, Monthly Cost of Insurance Charge, or other charges) where the size or nature of such sales results in savings to PLACA with respect to sales, underwriting, administrative, or other costs.

PLACA also may reduce or waive charges on Policies sold to officers, directors, and employees of PLACA or its affiliates.  The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.
Generally, PLACA reduces or waives charges based on a number of factors, including:
•	the number of Insureds;
•	the size of the group of purchasers;
•	the total premium expected to be paid;
•	total assets under management for the Owner;
•	the nature of the relationship among individual Insureds;
•	the purpose for which the Policies are being purchased;
•	the expected persistency of individual Policies; and
•	any other circumstances which are rationally related to the expected reduction in expenses.
Reductions or waivers of charges will not discriminate unfairly among Owners.
The Guaranteed Account
An Owner may allocate some or all of the Net Premiums and transfer some or all of the Policy Account Value to the Guaranteed Account, which is part of PLACA’s General Account and pays interest at declared rates guaranteed for each calendar year (subject to minimum guaranteed interest rate of 4%).  The principal, after deductions, is also guaranteed.  PLACA’s General Account supports its insurance and annuity obligations.  The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor PLACA’s General Account has been registered as an investment company under the Investment Company Act of 1940.  Therefore, neither PLACA’s General Account, the Guaranteed Account, nor any interest therein are generally subject to regulation under the 1933 Act or the 1940 Act.  The disclosures relating to these accounts which are included in this Prospectus are for the prospective Owners’ information and have not been reviewed by the SEC.  However, such discloses may be subject to certain general applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.
The portion of the Policy Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below.  Since the Guaranteed Account is part of PLACA’s General Account, PLACA assumes the risk of investment gain or loss on this amount.  All assets in the General Account are subject to PLACA’s general liabilities from business operations.
Minimum Guaranteed and Current Interest Rates
The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%.  PLACA will credit the Guaranteed Account Value with current rates in excess of the minimum guarantee but is not obligated to do so.  These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates.  Since PLACA, in its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Guaranteed Account will be credited with different current interest rates.  The interest rate to be credited to each amount allocated or transferred to the Guaranteed Account will apply to the end of the calendar year in which such amount is received or transferred.  At the end of the calendar year, PLACA reserves the right to declare a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Guaranteed Account on that date).  The rate declared on such amount and accrued interest thereon at the end of each calendar year will be guaranteed for the following calendar year.  Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of PLACA.  The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.
Amounts deducted from the Guaranteed Account for partial withdrawals, Policy loans, transfers to the Separate Account, Monthly Deductions or other changes are currently, for the purpose of crediting interest, accounted for on a last in, first out (“LIFO”) method.
PLACA reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a calendar year (except for the year in which such amount is received or transferred).
Calculation of Guaranteed Account Value.  The Guaranteed Account Value at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred or withdrawn from it.
Interest will be credited to the Guaranteed Account on each Policy Processing Day as follows: for amounts in the account for the entire Policy Month, from beginning to the end of the month; for amounts allocated to the account during the prior Policy Month, from the date the Net Premium or loan repayment is allocated to the end of the month; for amounts transferred to the account during the Policy Month, from the date of transfer to the end of the month; and for amounts deducted or withdrawn from the account during the prior Policy Month, from the beginning of the month to the date of deduction or withdrawal.
Surrenders and partial withdrawals from the Guaranteed Account may be delayed for up to six months.  (See “Payments of Policy Benefits.”)
Transfers from Guaranteed Account
Within 30 days prior to or following any Policy Anniversary, one transfer is allowed from the Guaranteed Account to any or all of the Subaccounts.  The amount transferred from the Guaranteed Account may not exceed 25% of the value of such account if the value of such account exceeds $1,000 or, if less, then the entire Guaranteed Account Value may be transferred on the applicable Policy Anniversary.  If the request for such transfer is received within 30 days prior to the Policy Anniversary, the transfer will be made as of the Policy Anniversary; if the request is received within 30 days after the

Policy Anniversary, the transfer will be made as of the date PLACA receives the written request at its Administrative Office.
Other Policy Provisions
Benefit Payable on Final Policy Date
If one of the Insured is living on the Final Policy Date (at Insured’s Attained Age 100), PLACA will pay the Owner the Policy Account Value less any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions.  Insurance coverage under the Policy will then end.  Payment will generally be made within seven days of the Final Policy Day.
Delays in Payment of Policy Benefits
Insurance Proceeds under a Policy will ordinarily be paid to the Beneficiary within seven days after PLACA receives proof of the Insured’s deaths at its Administrative Office and all other requirements are satisfied.  Insurance Proceeds will be paid in a single sum unless an alternative settlement option has been selected.
If Insurance Proceeds are payable in a single sum, interest at the annual rate of 3% or any higher rate declared by PLACA or required by law is paid on the Insurance Proceeds from the date of death until payment is made.
Any amounts payable as a result of surrender, partial withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of the payment request at PLACA’s Administrative Office in a form satisfactory to PLACA.
Generally, the amount of a payment from the Separate Account will be determined as of the date of receipt by PLACA of all required documents.  However, PLACA may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount’s assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC’s rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of PLACA policyholders.  As to amounts allocated to the Guaranteed Account, PLACA may defer payment of any withdrawal or surrender of Net Cash Surrender Value and the making of a loan for up to six months after PLACA receives a written request at its Administrative Office.  PLACA will allow interest, at a rate of 3% a year, on any payment PLACA defers for 30 days or more as described above.
If mandated under applicable law, PLACA may be required to reject a premium payment.  PLACA may also be required to block the Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or Death Benefits, until instructions are received from the appropriate regulator.
The Owner may decide the form in which proceeds will be paid.  During the Insured’s lifetime, the Owner may arrange for the Insurance Proceeds to be paid in a lump sum or under a Settlement Option.

These choices are also available upon surrender of the Policy for its Net Cash Surrender Value and for payment of the Policy Account Value on the Final Policy Date.  If no election is made, payment will be made in a lump sum.  The Beneficiary may also arrange for payment of the Insurance Proceeds in a lump sum or under a Settlement Option.  If the Beneficiary is changed, any prior arrangements with respect to the Payment Option will be canceled.
The Policy
The Policy and the application(s) attached thereto are the entire contract.  Only statements made in the applications can be used to void the Policy or deny a claim.  PLACA assumes that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties.  PLACA relies on those statements when it issues or changes a Policy.  Only the President or a Vice President of PLACA can agree to change or waive any provisions of the Policy and only in writing.  As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.
Ownership
The Owner is the Insured unless a different Owner is named in the application or thereafter changed.  While the Insured is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by PLACA.  If the Insured and Owner are not the same, and the Owner dies before the Insured, these rights will vest in the estate of the Owner, unless otherwise provided.
Beneficiary
The Beneficiary is designated in the application for the Policy, unless thereafter changed by the Owner during the Insured’s lifetime by written notice to PLACA.  Any Insurance Proceeds for which there is not a designated Beneficiary surviving at the Insured’s death are payable in a single sum to the Insured’s executors or administrators.
Change of Owner or Beneficiary
As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to PLACA.  If two or more persons are named as Beneficiaries, those surviving the Insured will share the Insurance Proceeds equally, unless otherwise stated.  The change will take effect as of the date it is signed, whether or not one of the Insured is living when the request is received by PLACA.  PLACA will not be responsible for any payment made or action taken before it receives the written request.  A change in the Policy’s ownership may have federal income tax consequences.  (See “Tax Treatment of Policy Benefits.”)
Telephone, Fax, and E-Mail Requests
In addition to written requests, PLACA may accept telephone, fax, and e-mail instructions from the Owner or an authorized third party regarding transfers, Dollar-Cost Averaging, Automatic Asset Rebalancing, loans (excluding 403(b) plans), exercise of the Special Transfer Right, and Partial Withdrawals (fax and e-mail only), provided the appropriate election has been made at the time of application or proper authorization is provided to PLACA.  PLACA reserves the right to suspend telephone, fax, and/or e-mail privileges at any time for any class of policies, for any reason.
PLACA will employ reasonable procedures to confirm that instructions communicated by telephone, fax, or e-mail are genuine, and if PLACA follows such procedures, it will not be liable for any losses due to authorized or fraudulent instructions.  PLACA, however, may be liable for such losses if it does not follow those reasonable procedures.  The procedures PLACA will follow for telephone, fax, and e-mail transaction include requiring some form of personal identification prior to acting on instructions, providing written confirmation of the transaction, and making a tape-recording of any instructions given by telephone.
Telephone, fax, and e-mail may not always be available.  Any telephone, fax, or computer system, whether it is the Owner’s, the Owner’s service provider’s or agent’s, or PLACA’s, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent the processing of a request.  Although PLACA has taken precautions to help its systems handle heavy use, PLACA cannot promise complete reliability under all circumstances.  If problems arise, the request should be made by writing to the Service Center.
If the Owner is provided a personal identification number (“PIN”) in order to execute electronic transactions, the Owner should protect his or her PIN, because self-service options will be available to the Owner’s agent of record and to anyone who provides the Owner’s PIN.  PLACA will not be able to verify that the person providing instructions by telephone, fax, or e-mail is the Owner or is authorized by the Owner.
Split Dollar Arrangements
The Owner of Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Policy Proceeds) are split between the parties.  There are different ways of allocating such rights.
For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Net Cash Surrender Value.  The employee may designate the Beneficiary to receive any Death Proceeds in excess of the Net Cash Surrender Value.  If the employee dies while such an arrangement is in effect, the employer would receive from the Death Proceeds the amount which he would have entitled to receive upon surrender of the policy and the employee’s Beneficiary would receive the balance of the proceeds.
No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on PLACA unless in writing and received by PLACA.  The IRS has recently issued guidance regarding the tax treatment of split dollar arrangements.
The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

Protection of Proceeds
Beneficiaries generally may not pledge or otherwise encumber or alienate payments under this Policy before they are due.
Assignments
The Owner may assign any and all rights under the Policy.  No assignment binds PLACA unless in writing and received by PLACA at its Administrative Office.  PLACA assumes no responsibility for determining whether an assignment is valid and the extent of the assignee’s interest.  All assignments will be subject to any Policy loan.  The interest of any Beneficiary or other person will be subordinate to any assignment.  A Beneficiary may not commute, encumber, or alienate Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee.  To the extent permitted by applicable laws, no right or benefit under the Policy will be subject to claims of creditors, except as may be provided by assignment.
Misstatement of Age and Sex
If the Insured’s age or sex has been misstated in the application, the Death Benefit and any benefits provided by riders will be such as the most recent Monthly Deductions would have provided at the correct age and sex.  No adjustment will be made to the Policy Account Value.
Suicide
In the event of the Insured’s suicide within two years from the Issue Date of the Policy (except where state law requires a shorter period) PLACA’s liability is limited to payment to the Beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any partial withdrawals.
If the Insured commits suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Death Benefit, the amount which PLACA will pay with respect to the increase will be the Monthly Deductions for the cost of insurance attributable to such increase and the expense charge for the increase.
Contestability
PLACA has the right to contest the validity of a Policy based on material misstatements made in the application for the Policy or a change.  However, PLACA will not contest the Policy (or any change) after it (or the change) has been in force during each Insured’s lifetime for two years from the Policy Issue Date.
Settlement Options
In lieu of a single sum payment on death or surrender, an election may be made to apply the proceeds under any one of the fixed-benefit Settlement Options provided in the Policy.  A guaranteed interest rate of 3% per year applies to all options listed below.  Additional interest may be declared each year by PLACA in its sole discretion.  We may also agree to other arrangements, including those that offer check-writing capabilities with non-guaranteed interest rates.  Please refer to the Policy for more details.  As part of PLACA’s General Account assets, Settlement Options proceeds may be subject to claims of creditors.
Proceeds at Interest Option.  Left on deposit to accumulate with PLACA with interest payable at 12, 6, 3, or 1 month intervals, as elected at a rate of at least 3% per year.
Installments of a Specified Amount Option.  Payable in equal installments of the amount elected with PLACA’s consent at 12, 6, 3, or 1 month intervals, as elected until proceeds applied under the Option and interest on the unpaid balance at 3% per year and any additional interest are exhausted.
Installments for a Specified Period Option.  Payable in the number of equal monthly installments set forth in the election.  Payments may be increased by additional interest which would increase the installments certain.  The guaranteed interest rate is 3% per year.
Life Income Option.  Payable in equal monthly installments during the payee’s life.  Payments will be made either with or without a guaranteed minimum number.  If there is to be a minimum number of payments, they will be either 120 or 240 months or until the proceeds applied under the Option are exhausted, as elected.
Joint and Survivor Life Income.  Payable in equal monthly installments, with a number of installments certain, during the joint lives of the payee and one other person and during the life of the survivor.  The minimum number of payments will be for either 120 or 240 months, as elected.
Supplementary Benefits
In addition to the ADB rider and Long-Term Care Benefit riders, the following riders offer other supplementary benefits.  Most are subject to various age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued.  The cost of each rider is included in the monthly deduction.
Disability Wavier Benefit.  A Disability Waiver Benefit rider provides that in the event of the Insured’s total disability before Attained Age 60 and continuing for at least six months, PLACA will apply a premium payment to the Policy on each Policy Processing Day during the first three Policy Years (the amount of the payment will be based on the Minimum Annual Premium).  PLACA will also waive all monthly deductions after the commencement of and during the continuance of such total disability after the first three Policy Years.
Disability Wavier of Premium Benefit.  A Policy may include the Disability Wavier of Premium Benefit rider that providers that, in the event of the Insured’s total disability before Attained Age 60 and continuing for at least 180 days, PLACA will apply a premium payment to the Policy on each Policy Processing Day prior to Insured’s Attained Age 65 and while the Insured remains totally disabled.
At the time of application, a monthly benefit amount is selected by the Owner.  This amount is generally intended to reflect the amount of the premiums expected to be paid monthly.  In the event of Insured’s total disability the amount of the premium payment applied on each Policy Processing Day will be the lesser of: (a) the monthly benefit amount; or (b) the monthly average of the premium payments less partial withdrawals for the Policy since its Policy Date.  An Owner cannot elect this rider and another disability waiver benefit rider with the same Policy.
Change of Insured.  A Change of Insured rider permits the Owner to change the Insured, subject to certain conditions and evidence of insurability.  The Monthly Deduction for the cost of insurance is adjusted to that for the New Insured as of the effective date of the change.  A change of Insured is a taxable event.
Children’s Term Rider.  A Children’s Term Insurance rider provides level term insurance on each insured child until the earlier of age 25 of the child or the Policy Anniversary nearest the Insured’s 65th birthday.  When the term insurance expires on the life of an insured child, it may be converted without evidence of insurability to a whole life policy providing a level face amount of insurance and a level premium.  The new policy may be up to five times the amount of the term insurance.
The rider is issued to provide between $5,000 and $15,000 of term insurance on each insured child.  Each insured child under a rider will have the same amount of insurance.  This rider must be selected at the time of application for the Policy or an increase in Face Amount.
Other Insured Convertible Term Life Insurance.  An Other Insured Convertible Term Life Insurance rider provides additional term insurance on an Insured other than the Insured, on whom the Insured has an insurance interest.  This rider will terminate at the earlier of attained age 100 of the Other Insured or at the termination or maturity of the Policy.  If the Policy is extended by the Final Policy Date Extension rider, the Convertible Term Life Insurance rider will terminate on the original maturity date.
Final Policy Date Extension.  A Final Policy Date Extension rider extends the Final Policy Date of a Policy 20 years from the original Final Policy Date.  It may only be added on or after the anniversary nearest the younger insured’s 90th birthday.  There is no charge for adding this rider.  The death benefit after the original Final Policy Date will be the Policy Account Value.  All other riders attached and in effect on the original Final Policy Date will terminate on the original Final Policy Date.
The tax consequences of (1) adding a Final Policy Date Extension rider to the Policy, and (2) the Policy continuing in force after the younger Insured’s 100th birthday are uncertain.  Prospective Owners and Owners considering the addition of a Final Policy Date Extension to a Policy should consult their own legal or other advisers as to such consequences.

Federal Income Tax Considerations
Introduction
The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations.  This discussion is not intended as tax advice.  Counsel or other competent tax advisors should be consulted for more complete information.  This discussion is based upon PLACA’s understanding of the present federal income tax laws.  No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.
Tax Status of the Policy
In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code.  The manner in which these requirements are to be applied to certain features of the Policy is not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied.  Nevertheless, PLACA anticipates that a Policy should satisfy the applicable Code requirements.  Because of the absence of pertinent interpretations of the Code, however, there is some uncertainty about the application of these requirements to the Policy, particularly if the Owner pays the full amount of premiums permitted under the Policy.  In addition, if you elect the Accelerated Death Benefit Rider or a Long-Term Care Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear.  Please consult a tax adviser on these consequences.  If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.
In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets.  Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets.  There is little guidance in this area, and some features of the Policies, such as the flexibility of an Owner to allocate premium payments and the Policy Account Value and the narrow investment object to certain Portfolios, have not been explicitly addressed in published rulings.  While PLACA believes that the Policies do not give Owners investment control over Separate Account assets, PLACA reserves the right to modify the Policies as necessary to prevent an Owner from being treated as the owner of the Separate Account assets supporting the Policy.
In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order for the Policies to be treated as life insurance contracts for Federal income tax purposes.  It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.
Tax Treatment of Policy Benefits
In General.  PLACA believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary.
Federal, state and local transfer, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary.  A tax adviser should be consulted on these consequences.
Generally, the Owner will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution.  When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract.”
Modified Endowment Contracts.  Under the Internal Revenue Code, certain life insurance contracts are classified as “Modified Endowment Contracts,” with less favorable tax treatment than other life insurance contracts.  Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract.  The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years or seven years following a material change to the Policy.  Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract.  A reduction in the Death Benefit at any time below the lowest level of Death Benefit payable during the first seven Policy years could cause the Policy to become a Modified Endowment Contract.  A current or prospective Owner should consult with a competent adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.
Distributions Other Than Death Benefits from Modified Endowment Contracts.  Policies Classified as Modified Endowment Contracts are subject to the following tax rules:
•
All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and withdrawals, are treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner’s investment in the Policy only after all gain has been distributed.

•	Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed in same manner as surrenders and withdrawals.
•
As 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has attained age 59½ or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s beneficiary or designated beneficiary.

If a Policy becomes a Modified Endowment Contract, distributions that occur during the contract year will be taxed as distributions from a Modified Endowment Contract.  In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner.  This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.
Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts.  Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner’s investment in the Policy and only after the recovery of all investment in the Policy as taxable income.  However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.
Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions.  However, the tax consequences associated with Policy loans after the later of the Policy’s 10th anniversary or Attained Age 60 is less clear and a tax adviser should be consulted about such loans.
Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.
Investment in the Policy.  The Owner’s investment in the Policy is generally the aggregate premium payments.  When a distribution is taken from the Policy, the Owner’s investment in the Policy is reduced by the amount of the distribution that is tax-free.
Policy Loans.  In general, interest on a Policy loan will not be deductible.  Before taking out a Policy loan, an Owner should consult a tax adviser as to the tax consequences.  If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and taxed accordingly.
Multiple Policies.  All Modified Endowment Contracts that are issued by PLACA (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.
Accelerated Death Benefit Rider.  The Federal income tax consequences associated with the Accelerated Death Benefit rider are uncertain.  Owners should consult a qualified tax adviser about the consequences of requesting payment under this rider.
Continuation of Policy Beyond Age 100.  The tax consequences of continuing the Policy beyond the Insured’s 100th year are unclear.  The Owner should consult a tax adviser if he or she intends to keep the Policy in force beyond the Insured’s 100th year.
Long-Term Care Benefit Riders.  For a discussion of the tax consequences associated with the Long-Term Care Benefit riders offered under the Policy, see “Long-Term Care Benefit.”

Special Rules for Pension and Profit-Sharing Plans
If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences could differ.  A competent tax adviser should be consulted in connection with such a purchase.
The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited.  The current cost of insurance for the net amount at risk is treated as a “current fringe benefit” and must be included annually in the plan participant’s gross income.  PLACA reports this cost (generally referred to as the “P.S. 58” cost) to the participant annually.  If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant’s beneficiary, then the excess of the death benefit over the Policy Account Value is not taxable.  However, the cash value will generally be taxable to the extent it exceeds the participant’s cost basis in the Policy.  Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 (“ERISA”).  You should consult a qualified adviser regarding ERISA.
Department of Labor (“DOL”) regulations impose requirements for participant loans under retirement plans covered by ERISA.  Plan loans must also satisfy tax requirements to be treated as nontaxable.  Plan loan requirements and provisions may differ from Policy loan provisions.  Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA.  Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.
Special Rules for Section 403(b) Arrangements
If a Policy is purchased in connection with a section 403(b) tax-sheltered annuity program, the “Special Rules for Pension and Profit-Sharing Plans” discussed above may be applicable.  In addition, premiums, distributions and other transactions with respect to the Policy must be administered, in coordination with the section 403(b) annuity, to comply with the requirements of section 403(b) of the tax law.  A competent tax adviser should be consulted.
Foreign Tax Credits
To the extent that any underlying eligible Portfolio makes the appropriate election, certain foreign taxes paid by the Portfolio will be treated as being paid by PLACA, which may deduct or claim a tax credit for such taxes.  The benefits of any such deduction or credit will not be passed through to the Policy Owners.
Business Uses of the Policy
Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others.  The tax consequences of such plans may vary depending on the particular facts and circumstances.  If an Owner is purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, he or she should consult a qualified tax adviser.  The Internal Revenue Service has also recently issued new guidance on split dollar insurance plans.  In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses.  Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.
Withholding
To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability.  Recipients can generally elect, however, not to have tax withheld from distributions.
Other Tax Considerations
The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes.  For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law.  The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.
Possible Tax Law Changes
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise.  Consult a tax adviser with respect to legislative developments and their effect on the Policy.
Alternative Minimum Tax
There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.
PLACA’s Taxes
Under current Federal income tax law, PLACA is not taxed on the Separate Account’s operations.  Thus, currently PLACA does not deduct charges from the Separate Account for its Federal income taxes.  PLACA reserves the right to charge the Separate Account for any future Federal income taxes that it may incur.
Under current laws in several states, PLACA may incur state and local taxes (in addition to premium taxes).  These taxes are not now significant and we are not currently charging for them.  If they increase, PLACA may deduct charges for such taxes.

Policies Issued in Conjunction with Employee Benefit Plans
Policies may be acquired in conjunction with employee benefit plans (“EBS Policies”), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code.  For EBS Policies, the maximum mortality rates used to determine the monthly Cost of Insurance Charge are based on the Commissioner’s 1980 Standard Ordinary Mortality Tables NB and SB.  Under these Tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Premium Class.  (See “Monthly Deductions.”)  Illustrations reflecting the premiums and charges for EBS Policies will be provided upon request to purchasers of such Policies.  There is no provision for misstatement of sex in the EBS Policies.  Also, the rates used to determine the amount payable under a particular Settlement Option will be the same for male and female Insureds.  (See “Settlement Options.”)
Legal Developments Regarding Unisex Actuarial Tables
In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex.  In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983.  Subsequent decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date.  In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.  The Policies offered by this Prospectus other than Policies issued in states which require “unisex” policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.
Voting Rights
All of these assets held in the Subaccounts of the Separate Account will be invested in shares of corresponding portfolios of the Funds.  The Funds do not hold routine annual shareholders’ meetings.  Shareholders’ meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund.  PLACA is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholder’s meeting.  However, in accordance with its view of the present applicable law, PLACA will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners.  Fund shares held in each Subaccount for which no timely instructions from policyowners are received will be voted by PLACA in the same proportion as those shares in that Subaccount for which instructions are received.
Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions.  Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are allocated.  The number of shares held in each Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy’s value in that account by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting.  Fractional shares will be counted.  For each share of a Portfolio for which Owners have no interest, PLACA will cast votes, for or against any matter, in the same proportion as Owners vote.
If required by state insurance officials, PLACA may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios.  In addition, PLACA may disregard voting instructions in favor of changes initiated by an Owner or the Fund’s Board of Directors provided that PLACA’s disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio’s objectives and purposes, and the effect the change would have on PLACA.  If PLACA does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.
Standard & Poor’s
“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by PLACA and the Market Street Fund, Inc. (“Market Street”).  Neither the Policy nor the Equity 500 Index Portfolio is sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill companies, Inc. (“S&P”).
S&P makes no representations or warranty, express or implied, to the owners of the Policy and the Equity 500 Index Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Policy and the Equity 500 Index Portfolio particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P’s only relationship to PLACA and Market Street is licensing of certain trademarks and trade names of S&P 500 Index which is determined, composed and calculated by S&P without regard to PLACA, Market Street, the Policy, or the Equity 500 Index Portfolio.  S&P has no obligation to take the needs of PLACA, Market Street, or the owners of the Policy or the Equity 500 Index Portfolio into consideration in determining, comprising or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the Equity 500 Index Portfolio or the timing of the issuance or sale of the Policy or the Equity 500 Index Portfolio or in the determination or calculation of the equation by which the Policy or the Equity 500 Index Portfolio are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy or the Equity 500 Index Portfolio.
S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein.  S&P makes no warranty, express or implied, as to results to be obtained by PLACA, Market Street, owners of the Policy and the Equity 500 Index Portfolio, or any other person or entity from the use of the S&P 500 Index or any data included therein.  S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein.  Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.
Changes to the Separate Account or Funds
Changes to Separate Account Operations
The voting rights described in this Prospectus are created under applicable Federal securities laws and regulations.  If these laws or regulations change to eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, PLACA reserves the right to proceed in accordance with any such changed laws or regulations.
PLACA also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account, (2) to create additional separate accounts, (3) to create Subaccounts from, or combine or remove Subaccounts from the Separate Account or other separate accounts, or to combine any two or more Subaccounts, (4) to operate one or more of the Subaccounts as a management investment company under the 1940 Act, or in any other form permitted by law, (5) to deregister the unit investment trust under the 1940 Act; and (6) to modify the provisions of the Policies to comply with applicable laws.
Changes to Available Portfolios
It is possible that PLACA may determine that one or more of the Portfolios may become unsuitable for investment by the corresponding Subaccount because of a change in investment policy, or a change in the tax laws, or because the shares or units are no longer available for investment or for any other reasonable cause.  In that event, PLACA may seek to substitute the shares of another Portfolio or of a Portfolio of a Fund not currently available under the Policies.  If required by law, the approval of the SEC and possibly one or more state insurance departments would be obtained.
Each of the Funds sells its shares to the Separate Account in accordance with the terms of a participation agreement between it and PLACA.  The termination provisions of those agreements vary.  Should an agreement between PLACA and a Fund terminate, the Separate Account will not be able to purchase additional shares of that Fund.  In that event, Owners would no longer be able to allocate Policy Account Value or Net Premium Payments to Subaccounts investing in Portfolios of that Fund.  Additionally, in certain circumstances, it is possible that a Fund may refuse to sell its shares to the Separate Account despite the fact that the participation agreement between the Fund and PLACA has not been terminated.  In such an event, PLACA will not be able to honor requests of Owners to allocate their Policy Account Value or Net Premium Payments to Subaccounts investing in shares of Portfolios of that Fund.

PLACA’s Executive Officers and Directors
PLACA is governed by a board of directors.  The following table sets forth the name, address and principal occupation during the past 5 years of each of PLACA’s executive officers and directors.  Unless otherwise noted, each person’s principal business address is c/o Provident Mutual Life Insurance Company, 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312.

Board of Directors and Executive Officers

Name	Position with PLACA	Principal Occupation During Past 5 Years
Robert W. Kloss	Director and President	1996 to present -- President and Chief Executive Officer of Provident Mutual Life Insurance Company; 1999 to present -- Chairman of the Board of Provident Mutual Life Insurance Company
James D. Kestner	Director	1994 to present -- Vice President of Provident Mutual Life Insurance Company
Alan F. Hinkle	Director, Vice President, Actuary, and Assistant Secretary	1996 to present -- Executive Vice President and Chief Actuary of Provident Mutual Life Insurance Company
Joan C. Tucker*	Director, Vice President -- Individual Insurance Operations, and Assistant Secretary	1996 to present -- Executive Vice President, Corporate Operations of Provident Mutual Life Insurance Company
Mary Lynn Finelli	Director, Vice President, and Assistant Secretary	1996 to present -- Executive Vice President and Chief Financial Officer of Provident Mutual Life Insurance Company
Mehran Assadi*	Director
1998 to present -- Executive Vice President and Chief Information Officer of Provident Mutual Life Insurance Company; 1982 to 1998 – Vice President, Technology and Business Development of St. Paul Company

* The address is 300 Continental Drive, Newark, Delaware 19713.

Name	Position with PLACA	Principal Occupation During Past 5 Years
Linda M. Springer	Director	2000 to present -- Senior Vice President and Controller of Provident Mutual Life Insurance Company; 1996 to 2000 -- Vice President and Controller of Provident Mutual Life Insurance Company
Scott V. Carney	Vice President and Actuary	1996 to present -- Vice President and Actuary of Provident Mutual Life Insurance Company
Michael Funck	Financial Reporting Officer
1999 to present -- Assistant Vice President, Financial Reporting and Analysis of Provident Mutual Life Insurance Company; 1999 -- Controller, TIG Insurance Group; 1997 to 1998 -- Assistant Controller, TIG Insurance Group; 1996 to 1997 -- Senior Finance Manager, TIG Insurance Group

Rosanne Gatta	Treasurer	1994 to present -- Vice President and Treasurer of Provident Mutual Life Insurance Company
Anthony T. Giampietro	Assistant Treasurer	1990 to present -- Assistant Treasurer of Provident Mutual Life Insurance Company
Timothy P. Henry	Vice President and Investment Officer
2000 to present -- Vice President, Portfolio Management of Provident Mutual Life Insurance Company; 1989-2000 -- Assistant Vice President, Portfolio Management of Provident Mutual Life Insurance Company

Joseph T. Laudadio*	Underwriting Officer	1989 to present -- Vice President, Underwriting of Provident Mutual Life Insurance Company
Todd R. Miller	Assistant Financial Reporting Officer	1996 to present -- Assistant Vice President, Financial Reporting of Provident Mutual Life Insurance Company

* * The address is 300 Continental Drive, Newark, Delaware 19713.

Name	Position with PLACA	Principal Occupation During Past 5 Years
Kathleen A. Walsh*	Chief Compliance Officer
2000 to present -- Vice President and Chief Compliance Officer of Provident Mutual Life Insurance Company; 2000 -- Senior Compliance Officer of Provident Mutual Life Insurance Company; 1999-2000 -- Compliance Officer of Provident Mutual Life Insurance Company; 1998-1999 -- Senior Compliance Examiner of Provident Mutual Life Insurance Company; 1997-1998 -- Director, Client Services of Compliance Advisory Group

PLACA holds the Separate Account’s assets physically segregated and apart from the general account.  PLACA maintains records of all purchases and sale of portfolio shares by each of the Subaccounts.  A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering PLACA’s officers and employees has been issued by Continental Casualty Company (a subsidiary of CNA).
Distribution of Policies
Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell PLACA’s variable life insurance policies, and who are also registered representatives of 1717 Capital Management Company (“1717”) or registered representatives of broker/dealers who have Selling Agreements with 1717 or registered representatives of broker/dealers who have Selling Agreements with such broker/dealers, 1717, whose address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is a registered broker/dealer under the Securities Exchange Act of 1934 (the “1934 Act”) and a member of the National Association of Securities Dealers, Inc. (the “NASD”).  1717 was organized under the laws of Pennsylvania on January 22, 1969 and is an indirect wholly-owned subsidiary of PMLIC.  1717 acts as the principal underwriter of the Policies (as well as other variable life policies) pursuant to an Underwriting Agreement to which the Accounts, 1717 and PLACA are parties.  1717 retains no compensation as principal underwriter of the Policies.  1717 is also the principal underwriter of variable annuity contracts issued by PLACA and variable life and annuity contracts issued by PMLIC.
More information about 1717 and its registered representatives is available at http://www.nasdr.com or by calling (800) 289-9999.  The Owner also can obtain an investor brochure from NASD Regulation that includes information describing its Public Disclosure Program.
PLACA pays sales commissions for the sale of the Policies.  Under PLACA’s distribution agreement with 1717, PLACA may pay the following sales expenses; general agent and agency manager’s compensation; agents’ training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Policies.  PLACA also pays for 1717’s operating and other expenses.  Commissions payable for sales by registered representatives of a broker-dealer having a selling agreement with 1717, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, will be paid to such broker-dealers, who in turn may pay their registered representatives; these broker-dealers may retain a portion of the commissions.  PLACA may pay additional compensation to these broker-dealers and/or reimburse them for portions of Policy sales expenses.
The insurance underwriting and the determination of the proposed Insured’s Premium Class and whether to accept or reject an application for a Policy is done by PLACA.  PLACA will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the Free-Look provision.
Agents are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation.  During the first Policy Year, agent commissions will not be more than 81% of the premiums paid up to a target amount (used only to determine commission payments) and 2% of the premiums paid in excess of that amount.  Agent commissions will not be more than 2% of premiums paid for Policy Year 2 through 10 and for years 11 and later, 0% of the premiums paid.  However, for each premium received within 10 years following an increase in Face Amount, agent commissions on the premium paid up to the target amount for the increase in each year will be calculated using the commission rates for the corresponding Policy Year.  Agents may also receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value, depending upon the circumstances.  The annual renewal compensation will be computed on the Policy Anniversary beginning at the end of the second Policy Year.  Agents may also receive expense allowances or bonuses.  The agent may be required to return the first year commission less the deferred sales charge imposed if a Policy is not continued through the first Policy Year.
Because registered representatives who sell the Policies are also PLACA’s life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that PLACA offers, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements.  Other payments may be made for other services that do not directly involve the sale of the Policies.  These services may include the recruitment and training of personnel, production of promotional literature, and similar services.  In some circumstances and to the extent permitted by applicable regulatory requirements, 1717 may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.
PLACA intends to recoup commissions and other sales expenses through fees and charges imposed under the Policy.  Commissions paid on the Policy, including other incentives or payments, are not charged directly to Policy Owners or the Separate Account.
PLACA offers the Policies to the public on a continuous basis and anticipates continuing to offer the Policies, but reserves the right to discontinue the offering.

Policy Reports
At least once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Death Benefit, any Policy loans and accrued interest, the current Policy Account Value, the Guaranteed Account Value, the Loan Account Value, the value in each Subaccount, premiums paid since the last report, charges deducted since the last report, any partial withdrawals since the last report, and the current Net Cash Surrender Value.  At the present time, PLACA plans to send these Policy Statements on a quarterly basis.  In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing of Policy Account Value), the taking a loan, a repayment of a loan, a partial withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan).  An Owner may request that a similar report be prepared at other times.  PLACA may charge a reasonable fee for such requested reports and may limit the scope and frequency of such requested reports.
An Owner will be sent a semi-annual report containing the financial statements of each Portfolio in which he or she is invested.
State Regulation
PLACA is subject to regulation and supervision by the Insurance Department of the State of Delaware which periodically examines its affairs.  It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business.  A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold.  PLACA is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with the local insurance laws and regulations.
State Variations
Any state variations in the Policy are covered in a special policy form for use in that state.  This prospectus provides a general description of the Policy.  An Owner’s actual policy and any endorsements or riders are the controlling documents.  To review a copy of his or her policy and its endorsements and riders, if any, the Owner should contact PLACA’s Service Center.
Legal Proceedings
PMLIC and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits.  In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made.  Although the outcome of any litigation cannot be predicted with certainty, PMLIC and PLACA believe that as of the date of this Prospectus there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, PLACA or PMLIC.

Experts
The Financial Statements listed on Page F-1, have been included in this Prospectus, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.
Actuarial matters included in the Prospectus have been examined by Scott V. Carney, FSA, MAAA, Vice President and Actuary of PMLIC, as stated in his opinion filed as an exhibit to the Registration Statement.
Legal Matters
Sutherland Asbill & Brennan LLP, of Washington, D.C. has provided advice relating to certain aspects of federal securities law applicable to the issue and sale of the Policies.  James Bernstein, Assistant Secretary of PMLIC AND PLACA, has provided advice on certain matters relating to the laws of Delaware regarding the Policies and PLACA’s issuance of the Policies.

Definitions
Additional Surrender Charge
The separately determined deferred administrative charge and deferred sales charge deducted from the Policy Account Value upon surrender or lapse of the Policy within 10 years of the effective date of an increase in Face Amount.  A pro-rata Additional Surrender Charge will be deducted for a reduction in Face Amount within 10 years of the effective date of a Face Amount increase.  The Maximum Additional Surrender Charge will be shown in the Policy Schedule Pages reflecting the Face Amount increase.

Application	The application the Owner must complete to purchase a Policy plus all forms required by PLACA or applicable law.
Attained Age	The Issue Age of the Insured plus the number of full Policy Years since the Policy Date.
Beneficiary
The person(s) or entity(ies) designated to receive all or some of the Insurance Proceeds with the last surviving Insured dies.  The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with PLACA.  If no Beneficiary survives and unless otherwise provided, the Insured’s estate will be the Beneficiary.

Cash Surrender Value	The Policy Account Value minus any applicable Surrender Charge or Additional Surrender Charge..
Death Benefit
Under Option A, the greater of the Face Amount or a percentage of the Policy Account Value on the date of death; under Option B, the greater of the Face Amount plus the Policy Account Value on the date of death, or a percentage of the Policy Account Value on the date of death.

Duration
The number of full years the insurance has been in force – for the Initial Face Amount, measured from the Policy Date; for any increase in Face Amount, measured from the effective date of such increase.

Face Amount	The Initial Face Amount plus any increases in Face Amount and minus any decreases in Face Amount.
Final Policy Date
The Policy Anniversary nearest Insured’s Attained Age 100 at which time the Policy Account Value, if any, (less any outstanding Policy loan and accrued interest) will be paid to the Owner if either Insured is living.  The Policy will end on the Final Policy Date.

Grace Period	The 61-day period allowed for payment of a premium following the date PLACA mails notice of the amount required to keep the Policy in force.
Guideline Annual Premium
The “guideline annual premium” as defined in applicable regulations under the 1940 Act.  It is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return.

Initial Face Amount	The Face Amount of the Policy on the Issue Date. The Face Amount may be decreased after issue.
Insurance Proceeds	The net amount to be paid to the Beneficiary when Insured dies.
Insured	The person upon whose life the Policy is issued.
Issue Age	The age of each Insured at his or her birthday nearest the Policy Date. The Issue Age is stated in the Policy.
Loan Account	The account to which the collateral for the amount of any Policy loan is transferred from the Subaccounts and/or the Guaranteed Account.
Minimum Annual Premium	The annual amount which is used to determine the Minimum Guarantee Premium. The amount is stated in each Policy.
Minimum Face Amount	The Minimum Face Amount is $50,000 for all Premium Classes except preferred. For the preferred Premium Class, the Minimum Face Amount is $100,000.
Minimum Guarantee Premium	The Minimum Annual Premium multiplied by the number of months since the Policy Date (including the current month) divided by 12.
Minimum Initial Premium	Equal to the Minimum Annual Premium multiplied by the following factor for the specified premium mode at issue: Annual – 1.0; Semi-annual – 0.5; Quarterly – 0.25; Monthly – 0.167.
Monthly Deductions
The amount deducted from the Policy Account Value on each Policy Processing Day.  It includes the Monthly Administrative Charge, the Monthly Cost of Insurance Charge, and the monthly cost of any benefits provided by riders.

Net Amount at Risk	The amount by which the Death Benefit exceeds the Policy Account Value.
Net Cash Surrender Value	The Cash Surrender Value minus any outstanding Policy loans and accrued interest.

Net Premiums	The remainder of a premium after the deduction of the Premium Expense Charge.
Owner	The person(s) or entity(ies) entitled to exercise the rights granted in the Policy.
Planned Periodic Premium
The premium amount which the Owner plans to pay at the frequency selected.  The Owner is entitled to receive a remainder notice and change the amount of the Planned Periodic Premium.  The Owner is not required to pay the Planned Periodic Premium.

Policy Account Value	The sum of the Policy’s values in the Subaccounts, the Guaranteed Account, and the Loan Account.
Policy Anniversary	The same day and month as the Policy Date in each later year.
Policy Date
The date set forth in the Policy that is used to determine Policy Years and Policy Processing Days.  The Policy Date is generally the same as the Issue Date but may be another date mutually agreed upon by PLACA and the proposed Insured.

Policy Issue Date	The date on which the Policy is issued. It is used to measure suicide and contestable periods.
Policy Processing Day	The day in each calendar month which is the same day of the month as the Policy Date. The first Policy Processing Day is the Policy Date.
Policy Year	A year that starts on the Policy Date or on a Policy Anniversary.
Premium Class	The classification of each Insured for cost of insurance purposes. The classes are: standard; with extra rating, non-smoker, non-smoker with extra rating and preferred.
Premium Expense Charge	The amount deducted from a premium payment which consist of the Premium Tax Charge, the Percent of Premium Sales Charges and the Federal Tax Charge.
Service Center	The Technology and Service Center located at 300 Continental Drive, Newark, Delaware 19713.
Subaccount	A division of the Providentmutual Variable Life Separate Account. The assets of each Subaccount are invested exclusively in a corresponding mutual fund Portfolio that is part of one of the Funds.
Surrender Charge
The amount deducted from the Policy Account Value upon lapse or surrender of the Policy during the first 10 Policy Years.  A pro-rata Surrender Charge will be deducted upon a decrease in the Initial face Amount during the first 10

Policy Years.  The Maximum Surrender Charge is determined separately from the Additional Surrender Charge.
Target Premium	An amount of premium payments, computed separately for each increment of Face Amount, used to computer Surrender Charges and Additional Surrender Charges.
Valuation Day
Each day that the New York Stock Exchange is open for business and any other day on which there is sufficient degree of trading with respect to a Subaccount’s portfolio of securities to materially affect the value of that Subaccount.

Valuation Period	The time between two successive Valuation Days. Each Valuation Period includes a Valuation Day and any non-Valuation Day or consecutive non-Valuation Days immediately preceding it.

FINANCIAL STATEMENTS

Page

Providentmutual Variable Life Separate Account
Report of Independent Accountants F-2
Statements of Assets and Liabilities, December 31,
2001 F-3
Statements of Operations for the Year Ended December
31, 2001 F-9
Statements of Operations for the Year Ended December
31, 2000 F-15
Statements of Operations for the Year Ended December
31, 1999 F-21
Statements of Changes in Net Assets for the Year Ended
December 31, 2001 F-26
Statements of Changes in Net Assets for the Year Ended
December 31, 2000 F-32
Statements of Changes in Net Assets for the Year Ended
December 31, 1999 F-38
Notes to Financial Statements F-43
Providentmutual Life and Annuity Company of America
Report of Independent Accountants F-89
Statements of Financial Condition as of December 31,
2001 and 2000 F-90
Statements of Operations for the Years Ended December
31, 2001, 2000 and 1999 F-91
Statements of Equity for the Years Ended December 31,
2001, 2000 and 1999 F-92
Statements of Cash Flows for the Years Ended December
31, 2001, 2000 and 1999 F-93
Notes to Financial Statements F-94

[2001 Financial Statements Omitted]

Part II

OTHER INFORMATION
UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

NLAIC’s Code of Regulations provides, in part:

Ohio's General Corporation Law expressly authorizes and NLAIC ‘s Amended and Restated Code of Regulations provides for indemnification by NLAIC of any person who, because such person is or was a director, officer or employee of NLAIC was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding;

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Although NLAIC is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, NLAIC has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling NLAIC for liabilities arising under the Securities Act of 1933 ("Act") is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. NLAIC and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  NLAIC will not be required to seek the court’s determination if, in the opinion of NLAIC‘s counsel, the matter has been settled by controlling precedent.

REPRESENTATION OF REASONABLENESS

Nationwide Life and Annuity Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide Life and Annuity Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

The Prospectus consisting of 84 pages, and related supplements.

The undertaking to file reports.

Rule 484 undertaking.

Representations pursuant to Rule 6e-3(T).

The signatures.

Consents:

Opinion and Consent of Jamie R. Casto, Esq. (see Exhibit 3.A.)
Consent of Independent Registered Public Accounting Firm (see Exhibit 7)

The following exhibits:

1.A.1.a.
Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing establishment of the Providentmutual Variable Life Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 4, filed on May 1, 1998, File No. 033-83138.

1.A.1.b.
Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Life Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 4, filed on May 1, 1998, File No. 033-83138.

1.A.1.c.
Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Life Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 2 filed on April 24, 2000, File No. 333-67775.

1.A.1.d.
Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Life Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 6 filed on April 19, 2002, File No. 333-67775.

1.A.1.e.
Resolution of the Board of Directors of Nationwide Life and Annuity Company of America Approving Creation of Additional Subaccounts of Nationwide Provident VLI Separate Account A. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on December 16, 2002, File No. 333-98631.

1.A.2.	None

1.A.3.a.i.
Form of Underwriting Agreement among Providentmutual Life and Annuity Company of America, PML Securities, Inc. and Providentmutual Variable Life Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 4, filed on May 1, 1998, File No. 033-83138.

1.A.3.a.ii.	Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company. Filed herewith.

1.A.3.a.iii.	Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation. Filed herewith.

1.A.3.b.	Inapplicable.

1.A.3.c.	Inapplicable.

1.A.4.	Inapplicable

1.A.5.
Individual Flexible Premium Adjustable Variable Life Insurance Policy (PLC131 & PLC131A, 132, and 132A). Incorporated herein by reference to Post-Effective Amendment No. 4, filed on May 1, 1998, File No. 033-83138.

1.A.5.a.	Convertible Term Life Rider (PLC308). Incorporated herein by reference to Post-Effective Amendment No. 4, filed on May 1, 1998, File No. 033-83138.

1.A.5.b.	Extension of Final Policy Date Rider (PLC822). Incorporated herein by reference to Post-Effective Amendment No. 4, filed on May 1, 1998, File No. 033-83138.

1.A.5.c.	Change of Insured Rider (PLC901). Incorporated herein by reference to Post-Effective Amendment No. 4, filed on May 1, 1998, File No. 033-83138.

1.A.5.d.	Disability Waiver of Premium Benefit Rider (PLC903). Incorporated herein by reference to Post-Effective Amendment No. 4, filed on May 1, 1998, File No. 033-83138.

1.A.5.e.
Form of Illustration of Death Benefits, Policy Account Values and Net Cash Surrender Values. Incorporated herein by reference to Post-Effective Amendment No. 7 filed on April 23, 2001, File No. 33-83138.

1.A.5.f.	Long-Term Care Acceleration Benefit Rider (Form R2100). Incorporated herein by reference to Post-Effective Amendment No. 3 filed on February 8, 2001, File No. 333-67775.

1.A.5.g.	Long-Term Care Extended Insurance Benefit Rider (Form R2102). Incorporated herein by reference to Post-Effective Amendment No. 3 filed on February 8, 2001, File No. 333-67775.

1.A.5.h.	Long-Term Care Waiver Benefit Rider (Form R2101). Incorporated herein by reference to Post-Effective Amendment No. 3 filed on February 8, 2001, File No. 333-67775.

1.A.6.a.	Amended Articles of Incorporation for Nationwide Life and Annuity Insurance Company. Filed herewith.

1.A.6.b.	Amended and Restated Code of Regulations of Nationwide Life and Annuity Insurance Company. Filed herewith.

1.A.6.c.	Articles of Merger of Nationwide Life and Annuity Company of America with and into Nationwide Life and Annuity Insurance Company, effective December 31, 2009. Filed herewith.

1.A.7.	Inapplicable

1.A.8.	Inapplicable

1.A.9.	Inapplicable

1.A.10.	Form of Application. Incorporated herein by reference to Post-Effective Amendment No. 2 filed on April 24, 2000, File No. 333-67775.

1.A.10.a.	Supplemental Application for Flexible Premium. Incorporated herein by reference to Post-Effective Amendment No. 18 filed on May 1, 1998, File No. 33-2625.

1.A.10.b.	Initial Allocation Selection. Incorporated herein by reference to Post-Effective Amendment No. 18 filed on May 1, 1998, File No. 33-2625.

2.	See Exhibits 1.A.

3.A.	Opinion and Consent of Jamie R. Casto, Esq. Filed herewith.

3.B.	Inapplicable

3.C.	Inapplicable

4.	Inapplicable

5.	Inapplicable

6.A.	Inapplicable.

6.B.	Inapplicable

7.	Consent of Independent Registered Public Accounting Firm. Filed herewith.

8.
Description of Providentmutual Life and Annuity Company of America’s Issuance, Transfer and Redemption Procedures for Policies. Incorporated herein by reference to Post-Effective Amendment No. 4 filed on April 19, 2001, File No. 333-71763.

9.	Powers of Attorney. Filed herewith.

10.A.
Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors dated January 6, 2003. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.B.
Fund Participation Agreement (Amended and Restated) with Alliance Capital Management L.P. and Alliance-Bernstein Investment Research and Management, Inc. dated June 1, 2003. Incorporated herein by reference to Pre-Effective Amendment No. 3 filed on September 27, 2007, File No. 333-137202.

10.C.
Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.D.
Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.E.
Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.F.
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.G.
Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. dated May 1, 2003; as amended. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.H.
Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.I.
Amended and Restated Fund Participation Agreement with MFS Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003, as amended. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.J.
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1,2003, as amended. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.K.
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.L.
Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.M.
Fund Participation Agreement with Putnam Variable Trust and Putnam Retail Management, L.P., dated February 1, 2002. Incorporated herein by reference to Pre-Effective Amendment No. 3 filed on September 27, 2007, File No. 333-137202.

10.N.
Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management, Inc. dated February 1, 2002, as amended. Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

10.O.
Fund Participation Agreement Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation dated September 1, 1989, as amended. Incorporated herein by reference to Pre-Effective Amendment No. 3 filed on September 27, 2007, File No. 333-137202.

10.P.
Fund Participation Agreement with Wells Fargo Management, LLC, Stephens, Inc. dated November 15, 2004, as amended. Incorporated herein by reference to Pre-Effective Amendment No. 3 filed on September 27, 2007, File No. 333-137202.

27.	Inapplicable

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nationwide Provident VLI Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Columbus, and State of Ohio, on the 31st day of December, 2009.

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A
(Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

By: /S/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of December, 2009.

KIRT A. WALKER
Kirt A. Walker, President and Chief Operating Officer and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director

By: /s/ JAMIE R CASTO
Jamie R. Casto
Attorney-in-Fact